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03024830

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Banca Carige S.P.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 30 2003 THOMSON FINANCIAL

FILE NO. 82- 4758 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/29/03

File No. 82-4758

03 JUL 28 AM 7:21




AR/S
12-31-02

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE HEADLINE RESULTS FOR 2002: NET PROFIT: A 1.2% RISE OVER THE PREVIOUS YEAR TO € 104.8 m

This result is extremely encouraging when considered in the present context of economic uncertainty and pessimism on financial markets. Consolidation of Banca Carige's strategy of territorial expansion brought with it significant increases in amounts handled in 2002. Previous year's dividend of € 0.0723 per share confirmed for 2002.

The Board of Directors of the Bank in its meeting of 26th February 2003 approved the 2002 Balance Sheet. The results were illustrated by the Bank's CEO. Net profit rose 1.2% over 2001 to € 104.8 m; ROE at 31/12/02 was 7.7% after prudential provisions for credit risks in the light of the present economic situation.

The Board of Directors agreed to propose to the Bank's Ordinary Shareholders Meeting called for 29th March 2003 and, if necessary by adjournment on 31st March 2003, a dividend of € 0.0723 per ordinary share and a dividend of € 0.0823 per savings share. Total dividends to be distributed amounted to € 75.2 m, up 1.9% in comparison to the previous year. On approval by the Shareholders Meeting, the dividend will be distributed on 10th April 2003. In line with the relevant regulation foreseen by Borsa Italiana SpA, the shares will be tradeable ex-dividend from 7th April 2003 onwards.

The year was marked by a significant falls in national and international financial markets, a sharp drop in interest rates and a generalised worsening of the quality of credit.

In spite of these difficulties, Banca Carige managed to achieve positive results and continued with substantial investments in the Group, returns on which are expected in the next few years. During the year 42 branches were acquired from the Capitalia Group. These branches are distributed throughout the country: Veneto in the north, the Marches, Umbria and Latium in the centre, and Apulia and Sicily in the south. The acquisition consolidates further Carige's presence in Italy, following the branches purchased in 2000 and 2001 from Banco di Sicilia and Intesa Group (82 outlets in total). Territorial expansion is complemented by integration between the banking branches and insurance offices of the Carige Group. Headline results for 2002 are as follows:

Results for 2002 *Millions of euros*	Absolute value	Variation on 2001 (%)
Customer deposits	21,869.1	+12.4%
Lending to customers	8,634.9	+15.6%
Operating income	237.7	+8.5%
Income from Ordinary activities	171.8	+0.1%
Net income	104.8	+1.2

Results for the Group include, in addition to the positive figures achieved by the Carige Group's banking subsidiaries (*Cassa di Risparmio di Savona* and *Banca del Monte di Lucca*, respectively with net income for 2002 of 24.7 and 1.6 million euros), net profits of 2.2 and 2.3 million euros for the year ending 31st December 2002 for the insurance subsidiaries *Carige Vita Nuova* and *Carige Assicurazioni*. Both companies benefited from heightened operating synergies.

Strategy

The Carige Group's strategic priorities were focused both on maintaining our traditional operating stronghold in Liguria whilst at the same time putting in place a suitable model for the development of the Group's position in other regions. This meant:

- Consolidating expansion at national level (the opening of 10 new Group branches, 7 of which under the Banca Carige name and the acquisition of 42 branches from the Capitalia Group);
- Strengthening and rationalising the insurance companies of the Carige Group (*Carige Vita Nuova* and *Carige Assicurazioni*);
- Identifying and exploiting maximum operating synergies present between the banking and insurance networks (the "Assurbanca" project);
- Expanding customer segmentation and the offer of private banking to high net worth customers outside Liguria in addition to the provision of corporate banking in Liguria and Lombardy;
- Implementing on line banking services (e-banking and call centre);
- Developing mobile distribution channels (Group insurance agents, and estate agents collaborating with the Group in the distribution of its products).

During the year organisational and technical assessments were carried out in order to: strengthen the Group network; achieve high levels of cross selling; heighten back office efficiencies; update technological infrastructure.

Penetration of new markets means that this strategy will be extended into the immediate future with the aim of strengthening the Group's distribution capabilities (heightened synergies between banking branches and insurance offices) and optimising head office structures relating to product, finance and support systems.

Results

Share markets had a particularly bad year during 2002: the Milan MIBTEL index was down 23.6% whilst the banking index lost 27.2%. In this scenario, the performance of Carige shares was all the more encouraging; an annual increase of 9.2% with a dividend yield of 3.7%.

During the year, Carige savings shares were issued and subsequently quoted on the market. After its first month of trading, the share recorded an average price of 2.166 euros.

Total Financial Intermediation Activities (TFIA) rose 12.4% over 31/12/01 to 21,869.1 m. Excluding business related to the Capitalia branches purchased during the year, the increase in TFIA was 5%. Direct deposits in particular recorded a 14% rise to reach 9,236.2 m (+8.2% excluding the ex-Capitalia branches). Indirect deposits totalled 12,632.9 m; up 11.3% (+2.7% excluding the ex-Capitalia branches).

Lending to customers rose to 15.6% over the twelve months to 8,634.9 m. Excluding loans granted by the Capitalia branches and not taking into consideration the performing mortgages securitised at the end of 2001, lending rose by 16.7%. This expansion is proof of Carige's well-established support for the local economy, especially in the form of mortgages.

Despite the climate of economic uncertainty, the quality of Carige's lending portfolio remained high: in particular, the bad loans/total lending ratio recorded little variation over twelve months at 2.7%.

Carige's Profit & Loss account was influenced during the year by changes in the structure of income and costs stemming from the purchase of 61 branches from the Intesa Group in addition to extraordinary items such as the securitisation of mortgages and the sale of three branches. Headline income statement results are as follows:

- **Net interest income** was slightly down (-1.8%) to 303.3 m;
- **Non interest income** (347.2 m; +18.9%) and operating costs (412.9 m; +8.2%) were influenced by the purchase of branches from the Intesa Group. On the income side, commission income (160.7 m; +11.4%) and dividends (2002: 87.2 m; 2001: 39 m) both recorded significant contributions. The item "gains from financial transactions" inevitably felt the effects of losses on financial markets and ended the year at 21.7 m.
  Turning to costs, the most significant item was write-downs to financial fixed assets, which rose by 13.7% as a result of expansion in leasing activity and amortisation charges related to the purchase of branches from the Intesa Group and related furniture and fittings. Other administrative costs include personnel charges, the rise in which was contained by 3.9% to 199.4 m despite the transfer to the Bank of 321 employees from the Intesa Group. The average staff number rose from 3,300 at 31/12/01 to around 3,500;
- **Provisions and write-downs** amounted to 65.9 m, an increase of 38.7% in comparison to the previous year. This rise was linked to an increase in total volumes handled by the Bank but above all to prudential provisions for loan losses with a resulting surplus to immediate requirements of 13 m;
- **Income from Ordinary Activities** totalled 171.8 m, unchanged over 2001 (171.6 m);
- **Extraordinary Income** dropped 7.1% over the year to 12 m. In 2001, this item included 9 m deriving from the sale of three branches in the province of Savona;
- **Net Income** rose 1.2% in comparison to the previous year to 104.8 m despite the loss in income stemming from increased tax liabilities caused by changes to the mechanism of Dual Income Tax calculated at 4 million.

The Banca Carige branch network expanded further during 2002: the total number of outlets rose from 345 to 391 as a result of the opening of 7 new branches located in various parts of the country and the purchase of 42 branches from Capitalia. There was an increase in the Bank's remote distribution channels: the ATM network totalled 455 at the end of the year whilst the number of POS terminals rose in number from 8,101 in 2001 to 9,440 at 31st December 2002.

Carige's internet banking services, part of the Bank's integrated multi-channel distribution network, saw considerable growth both in the number of contracts (+18.7% over 2001) and in the number of customers regularly using the services (+29.9%).

Banca Carige's total staff amounted to 3,512 at the end of the year in comparison to 3,506 in the previous twelve months. On 1st January 2003, this number rose as the transfer of the 371 employees of the Capitalia branches acquired by Banca Carige came into effect.

Shareholders' equity rose from 1,332.8 m at December 2001 to 1,369.7 m.

Banca Carige continued to be fully in line with the various regulatory indicators currently in force, both of the Bank of Italy and of the Italian Interbank Deposit Protection Fund.

The Banca Carige Group's net assets amounted to 15,389 m; indirect deposits rose by 11.1% to 24,734.2 m whilst lending to customers increased by 13,8% to 9,495.1 m. Operating income was down 12.6% to 186.4 m whilst consolidated net income, feeling the effects of increased tax charges following changes to Dual Income Tax, and provisions to credit risk funds (a surplus of 17.3 m), was down to 66.2 m.

The financial statements of Banca Carige and the Banca Carige Group will be available at www.carige.it.

During the course of its Meeting of 26th February 2003 the Board of Directors discussed the following: "Proposal of authorising the purchase and placement of own shares in accordance with article 2357 of the Italian Civil Code"; the proposal will be put before the Ordinary Shareholders Meeting of Banca Carige for its consideration. In more detail, the document proposes the authorisation to purchase up to a maximum of 102,054,960 Banca Carige SpA ordinary shares (nominal value 1 euro each) corresponding to one tenth of the Bank's ordinary share capital (total made up by 879,906,068 ordinary shares) and to one tenth of the savings share capital (total made up by 140,643,546 savings shares) for a unitary price on a cline between:

- A price floor represented by the average Mibtel index price recorded during the previous ten business days prior to the transaction date, reduced by 20%;
- Price ceiling represented by the average Mibtel index price recorded during the previous ten business days prior to the transaction date, increased by 20%.

Authorisation requested on the part of the Shareholders Meeting regards also the possibility of alienating part or whole of the Bank's own share portfolio (ordinary and/or ordinary shares).

The Board of Directors also discussed the "Annual Corporate Governance Report", in which the Bank gives details of how it has applied the Code of Self-Regulation adopted by public limited companies listed in Italy.

File No. 82-4758

FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 02/01	Pro forma data (7) 31/12/02	Pro forma Change % 02/01	Pro forma Change % 01/00
BALANCE SHEET (1)								
Total assets	14,393.8	13,100.7	12,835.5	11,635.9	12.1	13,601.3	6.0	3.5
Funding	11,433.8	10,318.5	10,151.6	9,251.4	12.6	10,708.6	5.5	1.1
– Customer Deposits	9,236.2	8,643.3	8,099.3	6,915.9	14.0	8,763.4	8.2	9.3
– Amounts owed to customers	*5,912.3*	*5,176.8*	*4,863.1*	*4,089.8*	21.6	5,458.1	12.2	7.3
– Debts evidenced by certificates	*3,323.9*	*3,466.5*	*3,236.2*	*2,826.1*	2.7	3,305.3	2.1	12.1
– Deposits from Banks	1,797.3	1,274.9	1,652.0	2,335.3	8.8	1,544.9	-6.5	-40.2
– Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	0.0	0.3	0.0	54.5
– Subordinated loans	400	400	400	0	0.0	400.0	0.0	,,,
Other Financial Intermediation Activities (OFIA)	12,632.9	11,758.8	11,348.9	10,677.7	11.3	11,656.4	2.7	-1.5
– Assets Under Management	6,266.5	5,606.4	5,671.8	5,316.7	10.5	5,730.9	1.0	-0.8
– Assets in Custody	6,366.4	6,152.4	5,677.1	5,361.0	12.1	5,925.5	4.4	-2.1
Total Financial Intermediation Activities (TFIA)	21,869.1	20,402.1	19,448.2	17,593.6	12.4	20,419.8	5.0	2.8
Lending (2) (3)	12,080.9	10,871.5	11,026.8	10,206.3	9.6	11,434.2	3.7	3.0
– Loans to Customers (2) (3)	8,634.9	7,616.4	7,471.2	6,664.7	15.6	8,124.1	8.7	4.4
– Loans to Banks (2)	1,363.9	893.0	1,122.3	969.1	21.5	1,227.7	9.4	15.8
– Securities	2,082.4	2,362.1	2,433.3	2,572.5	-14.4	2,082.4	-14.4	-5.4
– Investiment securities	*232.7*	*380.8*	*441.3*	*384.7*	-47.3	232.7	-47.3	14.7
– Trading securities	*1,849.7*	*1,981.3*	*1,992.0*	*2,187.9*	-7.1	1,849.7	-7.1	-9.0
Shareholders' Equity (4)	1,369.7	1,368.1	1,332.8	1,301.0	2.8	1,369.7	2.8	2.4
INCOME STATEMENT (1)								
Operating Income	237.7	159.8	219.1	215.2	8.5			
Income from Ordinary Activities	171.8	120.1	171.6	168.5	0.1			
Income before Taxation	183.7	123.1	184.5	177.2	-0.4			
Net Income	104.8	69.9	103.5	98.2	1.2			
RESOURCES (5)								
Number of branches	391	349	345	283	13.3	349	1.2	0.4
Number of employees	3,512	3,513	3,506	3,080	0.2	3,512	0.2	0.6
FINANCIAL RATIOS								
Non interest income / Gross operating income	53.38%	52.04%	48.59%	46.87%				
Operating costs / Gross operating income	63.47%	66.17%	63.53%	60.77%				
Income before Taxation / Shareholders' Equity	13.41%	9.00%	13.84%	13.62%				
ROE	7.65%	5.11%	7.77%	7.55%				
ROAE (6)	7.76%	5.18%	7.86%	5.62%				
SOLVENCY RATIOS								
Risk-Weighted Assets (RWA) (1)	9,708.1	9,085.3	8,780.0	6,449.9	10.6%			
Tier 1% of RWA	9.27%	11.12%	11.11%	18.83%				
Total Capital % of RWA	11.58%	15.31%	15.45%	18.49%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data


BALANCE SHEET

ASSETS

(Thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	173,442	164,675	5.3	47.0
20 TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	311,014	418,493	- 25.7	- 3.4
30 LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,355,667	1,114,875	21.6	15.8
(a) repayable on demand	543,976	262,255	...	- 48.3
(b) other loans and advances	811,691	852,620	- 4.8	87.2
40 ACCRUED INCOME AND PREPAID EXPENSES:	7,909,841	6,982,175	13.3	11.1
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 BONDS AND OTHER FIXED-INCOME SECURITIES:	1,598,437	1,921,680	- 16.8	- 3.8
(a) issued by public bodies	929,013	989,111	- 6.1	- 15.3
(b) issued by banks	386,496	577,786	- 33.1	18.4
including:				
– own securities	43,087	53,059	- 18.8	- 5.8
(c) issued by financial institutions	189,258	250,511	- 24.5	- 1.3
including:				
– own securities	-	-	-	-
(d) issued by others	93,670	104,272	- 10.2	18.0
60 SHARES, QUOTAS AND OTHER EQUITY SECURITIES	172,907	93,181	85.6	- 34.0
70 EQUITY INVESTMENTS	51,989	57,720	- 9.9	6.8
80 INVESTMENTS IN GROUP COMPANIES	586,522	561,085	4.5	0.0
90 INTANGIBLE FIXED ASSETS	480,133	357,298	34.4	...
including:				
– start-up costs	1,047	3,131	- 66.6	- 31.2
– goodwill	450,799	330,912	36.2	...
100 TANGIBLE FIXED ASSETS	865,460	627,510	37.9	19.8
including:				
– leasing	605,418	380,268	59.2	36.0
120 OWN SHARES	11,619	21,838	- 46.8	23.9
(nominal value: Euro 6,025)				
130 OTHER ASSETS	795,487	428,107	85.8	14.7
140 ACCRUED INCOME AND PREPAID EXPENSES:	81,300	86,837	- 6.4	- 4.3
(a) accrued income	71,817	78,310	- 8.3	- 7.6
(b) prepaid expenses	9,483	8,527	11.2	42.4
including:				
– discount on bonds issued	4,425	2,159	...	74.4
TOTAL ASSETS	**14,393,818**	**12,835,474**	12.1	10.3

LIABILITIES AND STOCKHOLDERS' EQUITY

(Thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,797,348	1,651,997	8.8	- 29.3
(a) repayable on demand	70,009	62,726	11.6	- 54.2
(b) with agreed maturity dates or periods of notice	1,727,339	1,589,271	8.7	- 27.7
20 AMOUNTS OWED TO CUSTOMERS:	5,912,248	4,863,054	21.6	18.9
(a) repayable on demand	5,504,428	4,495,688	22.4	20.4
(b) with agreed maturity dates or periods of notice	407,820	367,366	11.0	3.6
30 DEBTS EVIDENCED BY CERTIFICATES:	3,323,926	3,236,263	2.7	14.5
(a) bonds	2,853,874	2,691,729	6.0	18.8
(b) certificates of deposits	397,349	474,394	- 16.2	- 3.0
(c) other	72,703	70,140	3.7	- 2.7
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 OTHER LIABILITIES	813,614	615,210	32.2	68.9
60 ACCRUED EXPENSES AND DEFERRED INCOME:	144,444	132,066	9.4	- 10.4
(a) accrued expenses	80,733	91,045	- 11.3	- 19.1
(b) deferred income	63,711	41,021	55.3	18.0
70 RESERVE FOR TERMINATION INDEMNITIES	84,941	71,068	19.5	14.9
80 RESERVES FOR RISKS AND CHARGES	429,446	423,974	1.3	4.3
(a) reserves for pensions and similar commitments	287,888	297,736	- 3.3	0.1
(b) reserves for taxation	109,434	98,069	11.6	13.8
(c) other reserves	32,124	28,169	14.0	23.2
90 RESERVES FOR LOAN LOSSES	13,000	5,165	...	-
100 RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 SUBORDINATED LOANS	400,000	400,000	-	-
120 CAPITAL STOCK	1,020,550	1,017,510	0.3	-
130 ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
140 RESERVES	199,957	170,198	17.5	16.8
(a) legal reserve	56,869	46,515	22.3	26.8
(b) reserve for purchase of treasury stock	11,619	21,838	- 46.8	23.9
(c) statutory reserves	-	-	-	-
(d) other reserves	131,469	101,845	29.1	11.4
150 REVALUATION RESERVES	7,956	7,956	-	-
170 NET INCOME	104,818	103,545	1.2	5.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**14,393,818**	**12,835,474**	12.1	10.3

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 GUARANTEES GIVEN	1,321,238	1,219,483	8.3	9.7
including:				
– acceptances	4,210	9,514	- 55.7	...
– other guarantees	1,317,028	1,209,969	8.8	9.3
20 COMMITMENTS	770,378	628,686	22.5	- 13.5
including:				
– repurchase agreements	-	-	-	-


INCOME
STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - INTEREST INCOME AND SIMILAR REVENUES	567,000	608,987	- 6.9	12.6
including:				
– loans and advances to customers	431,518	452,528	- 4.6	14.9
– fixed-income securities	110,237	128,225	- 14.0	7.0
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 263,694	- 300,164	- 12.2	20.4
including:				
– amounts owed to customers	- 62,713	- 64,994	- 3.5	30.1
– securities issued	- 137,141	- 135,796	1.0	23.5
30 - DIVIDENDS AND OTHER REVENUES:	87,245	39,029	...	31.2
(a) from shares, quotas and other equity securities	2,847	2,858	- 0.4	41.7
(b) from equity investments	40,413	16,232	...	56.1
(c) from equity investments in group companies	43,985	19,939	...	15.0
40 - COMMISSION INCOME	160,710	144,204	11.4	-
50 - COMMISSION EXPENSES	- 12,825	- 12,019	6.7	8.2
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,989	3,245	...	- 75.1
70 - OTHER OPERATING INCOME	123,889	121,702	1.8	39.3
80 - ADMINISTRATIVE COSTS:	- 321,821	- 301,550	6.7	11.4
(a) personnel	- 199,388	- 191,935	3.9	11.2
including:				
– wages and salaries	- 138,176	- 117,002	18.1	9.2
– social security costs	- 38,267	- 32,702	17.0	12.6
– termination indemnities	- 8,608	- 9,008	- 4.4	3.7
– pensions and similar commitments	- 5,247	- 11,899	- 55.9	- 1.0
(b) other administrative costs	- 122,433	- 109,615	11.7	11.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 91,052	- 80,087	13.7	27.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,176	- 2,784	14.1	6.5
110 - OTHER OPERATING EXPENSES	- 5,800	- 4,227	37.2	- 31.7
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 59,670	- 48,154	23.9	1.8
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9,863	5,609	75.8	- 39.6
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 13,000	- 2,433	...	- 52.9
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 11	- 27	- 59.3	- 97.0
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	88	263	- 66.5	-
170 - INCOME FROM ORDINARY ACTIVITIES	171,757	171,594	0.1	1.8
180 - EXTRAORDINARY INCOME	14,559	15,468	- 5.9	20.5
190 - EXTRAORDINARY EXPENSES	- 2,598	- 2,588	0.4	- 38.5
200 - EXTRAORDINARY INCOME, NET	11,961	12,880	- 7.1	49.2
220 - INCOME TAXES	- 78,900	- 80,929	- 2.5	2.6
230 - NET INCOME	104,818	103,545	1.2	5.4

File No. 82-4758

RECLASSIFIED
INCOME STATEMENT

INCOME STATEMENT (thousands of Euros)

	31/12/02	30/9/02	31/12/01	31/12/00	Change %	
					02/01	01/00
10 Interest income and similar revenues	567,000	416,152	608,987	540,700	-6.9	12.6
20 Interest expenses and similar charges	- 263,694	- 189,641	- 300,164	- 249,204	-12.2	20.4
NET INTEREST INCOME	**303,306**	**226,511**	**308,823**	**291,496**	**- 1.8**	**5.9**
40 Commission income	160,710	120,100	144,204	144,250	11.4	-0.0
50 Commission expenses	- 12,825	- 9,232	- 12,019	- 11,106	6.7	8.2
60 Gains (losses) from financial transactions	- 5,989	- 13,226	3,244	13,030	-284.6	-75.1
30 Dividends and other revenues	87,245	58,840	39,029	29,757	123.5	31.2
70 Other operating income	123,889	92,890	121,702	87,381	1.8	39.3
110 Other operating expenses	- 5,800	- 3,560	- 4,227	- 6,185	37.2	-31.7
NON INTEREST INCOME	**347,230**	**245,812**	**291,933**	**257,127**	**18.9**	**13.5**
GROSS OPERATING INCOME	**650,536**	**472,324**	**600,756**	**548,623**	**8.3**	**9.5**
80 Administrative costs	- 321,821	- 237,808	- 301,550	- 270,637	6.7	11.4
– Personnel	- 199,388	- 152,109	- 191,935	- 172,586	3.9	11.2
– Other administrative costs	- 122,433	- 85,699	- 109,615	- 98,051	11.7	11.8
90 Depreciation and amortization of intangible and tangible fixed assets	- 91,052	- 74,750	- 80,087	-62,769	13.7	27.6
OPERATING COSTS	**-412,873**	**-312,558**	**-381,637**	**-333,406**	**8.2**	**14.5**
OPERATING INCOME	**237,663**	**159,766**	**219,119**	**215,217**	**8.5**	**1.8**
100 Provisions for risks and charges	-3,176	-2,863	-2,784	-2,614	14.1	6.5
120 Provisions for loan losses and for guarantees and commitments	-59,670	-45,670	-48,154	-47,312	23.9	1.8
130 Recoveries of loans and reversals of provisions for guarantees and commitments	9,863	8,778	5,609	9,283	75.8	-39.6
140 Additional provisions for loan losses	-13,000	-	-2,433	-5,165	434.3	-52.9
150 Write-downs to financial fixed assets	-11	-11	-26	-882	-57.7	-97.1
160 Recoveries of financial fixed assets	88	88	263	-	-66.5	...
PROVISIONS AND WRITE-DOWNS	**-65,906**	**-39,678**	**-47,525**	**-46,690**	**38.7**	**1.8**
170 INCOME FROM ORDINARY ACTIVITIES	**171,757**	**120,088**	**171,594**	**168,527**	**0.1**	**1.8**
180 Extraordinary income	14,559	5,030	15,468	12,842	-5.9	20.4
190 Extraordinary expenses	- 2,598	- 2,018	- 2,588	-4,211	0.4	-38.5
200 EXTRAORDINARY INCOME, NET	**11,961**	**3,012**	**12,880**	**8,631**	**- 7.1**	**49.2**
INCOME BEFORE TAXATION	**183,718**	**123,100**	**184,474**	**177,158**	**- 0.4**	**4.1**
220 Income taxes	- 78,900	- 53,200	- 80,929	-78,915	-2.5	2.6
230 NET INCOME	**104,818**	**69,900**	**103,545**	**98,243**	**1.2**	**5.4**

File No. 82-4758

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change %	Pro forma data (8)		
						31/12/01	Change %	
					02/01		02/01	01/00
BALANCE SHEET (1)								
Total assets	15,388.9	14,121.7	13,961.8	12,801.5	10.2	14,596.4	4.5	2.9
Funding	12,424.9	11,282.3	11,216.7	10,344.8	10.8	11,699.7	4.3	0.7
– Customer Deposits	10,558.2	9,943.9	9,377.2	8,131.2	12.6	10,085.4	7.6	8.7
– Amounts owed to customers	6,900.8	*6,167.7*	*5,838.1*	*5,010.8*	18.2	6,446.6	*10.4*	*7.1*
– Debts evidenced by certificates	3,657.4	3,776.2	3,539.1	*3,120.4*	3.3	3,638.8	2.8	11.3
– Deposits from Banks	1,466.4	938.1	1,439.2	2,213.4	1.9	1,214.0	- 15.6	- 46.5
– Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	-	0.3	-	50.0
– Subordinated loans	400.0	400.0	400.0	-	-	400.0	-	...
Other Financial Intermediation Activities (OFIA)	14,176.0	13,291.5	12,884.8	12,297.8	10.0	13,199.5	2.4	- 2.0
– Assets Under Management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	- 1.1
– Assets in Custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	- 2.8
Total Financial Intermediation Activities (TFIA)	24,734.2	23,235.4	22,262.0	20,429.0	11.1	23,284.9	4.6	2.3
Lending (2) (3)	13,210.9	12,070.0	12,317.2	11,527.6	7.3	12,564.2	2.0	2.4
– Loans to Customers (2) (3)	9,495.1	8,505.3	8,341.4	7,539.0	13.8	8,984.3	7.7	3.8
– Loans to Banks (2)	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
– Securities	2,387.7	2,691.5	2,800.7	2,990.2	- 14.7	2,387.7	- 14.7	- 6.3
– Investiment Securities	242.0	*391.8*	*460.1*	*405.6*	- 47.4	242.0	- 47.4	13.4
– Trading Securities	2,145.7	*2,299.7*	*2,340.6*	*2,584.6*	- 8.3	2,145.7	- 8.3	- 9.4
Shareholders' Equity (4)	1,305.8	1,304.2	1,275.5	1,260.0	2.4	1,305.8	2.4	1.2
GROUP INSURANCE COMPANIES (1)								
Total premiums	676.2	459.6	668.4	778.7	1.2			
Damages paid-out	430.3	311.9	512.9	528.9	- 16.1			
INCOME STATEMENT (1)								
Operating Income	186.4	125.0	213.2	207.4	- 12.6			
Income from Ordinary Activities	112.0	83.3	162.6	152.9	- 31.1			
Income before Taxation	128.5	86.6	178.0	160.8	- 27.8			
Net Income	66.2	43.0	96.1	80.3	- 31.1			
RESOURCES (5)								
Number of branches	452	409	403	342	12.2	410.0	1.7	-
Number of employees	4,111	4,107	4,104	3,701	0.2	4,111.0	0.2	2.2
Insurance companies:								
- number of branches	443	448	482	558	- 8.1			
- number of employees	402	406	408	405	- 1.5			
FINANCIAL RATIOS								
Non interest income / Gross operating income	48.08%	47.39%	47.64%	46.33%				
Operating costs / Gross operating income	72.74%	75.05%	68.89%	67.16%				
Income before Taxation / Shareholders' Equity (4)	9.84%	6.64%	13.96%	12.76%				
ROE	5.07%	3.29%	7.53%	6.37%				
ROAE (6)	5.13%	3.33%	7.58%	6.29%				
SOLVENCY RATIOS (7)								
Risk-Weighted Assets (RWA) (1)	10,152.2	9,491.6	9,231.1	7,977.0	10.0			
Tier 1% of RWA	7.14%	8.67%	8.71%	13.07%				
Total Capital % of RWA	9.02%	12.60%	12.56%	12.39%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy.Excluding ratios at 31/3/2002.

(8) Pro forma data and changes of 2002 exclude ex Capitalia branches data; pro forma changes exclude ex Intesa branches data

File No. 82-4758

CONSOLIDATED BALANCE SHEET

ASSETS *(thousands of Euros)*	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	197,247	186,280	5.9	43.4
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	427,642	576,767	- 25.9	- 10.6
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,320,229	1,167,647	13.1	17.7
(a) repayable on demand	547,759	309,564	76.9	- 41.6
(b) other loans and advances	772,470	858,083	- 10.0	85.8
40 - ACCRUED INCOME AND PREPAID EXPENSES:	8,746,577	7,723,697	13.2	10.0
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 - BONDS AND OTHER FIXED–INCOME SECURITIES:	1,759,587	2,125,965	- 17.2	- 3.3
(a) issued by public bodies	1,031,803	1,109,388	- 7.0	- 13.3
(b) issued by banks	429,387	642,805	- 33.2	13.7
including:				
– own securities	44,916	54,776	- 18.0	- 22.5
(c) issued by financial institutions	199,423	262,401	- 24.0	2.9
including:				
– own securities	-	-	-	-
(d) issued by others	98,974	111,371	- 11.1	13.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	200,478	97,938	...	- 33.5
70 - EQUITY INVESTMENTS	103,800	97,356	6.6	5.4
(a) carried at equity	75,992	61,715	23.1	7.6
(b) others	27,808	35,641	- 22.0	1.8
80 - INVESTMENTS IN GROUP COMPANIES	152,385	129,400	17.8	- 1.2
(a) carried at equity	152,385	129,400	17.8	- 1.2
(b) others	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	93,236	94,197	- 1.0	- 5.5
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	14,859	15,359	- 3.3	- 8.6
110 - INTANGIBLE FIXED ASSETS	480,672	358,201	34.2	...
including:				
– start-up costs	1,058	3,149	- 66.4	- 31.3
– goodwill	450,799	330,912	36.2	...
120 - TANGIBLE FIXED ASSETS	967,126	803,246	20.4	16.9
140 - OWN SHARES	25,613	35,832	- 28.5	13.3
(nominal value: Lit. 34,650)				
150 - OTHER ASSETS	809,174	450,477	79.6	8.7
160 - ACCRUED INCOME AND PREPAID EXPENSES:	90,308	99,446	- 9.2	- 5.0
(a) accrued income	80,497	90,315	- 10.9	- 7.9
(b) prepaid expenses	9,811	9,131	7.4	39.1
including:				
– discount on bonds issued	4,425	2,159	...	74.3
TOTAL ASSETS	15,388,933	13,961,808	10.2	9.1

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands Euro)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,466,421	1,439,221	1.9	- 35.0
(a) repayable on demand	44,216	86,041	- 48.6	- 44.9
(b) with agreed maturity dates or periods of notice	1,422,205	1,353,180	5.1	- 34.2
20 - AMOUNTS OWED TO CUSTOMERS:	6,900,768	5,838,151	18.2	16.5
(a) repayable on demand	6,239,389	5,208,676	19.8	18.0
(b) with agreed maturity dates or periods of notice	661,379	629,475	5.1	5.3
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,657,445	3,539,076	3.3	13.4
(a) bonds	3,146,656	2,943,444	6.9	17.8
(b) certificates of deposits	429,497	515,059	- 16.6	- 4.8
(c) other	81,292	80,573	0.9	- 1.0
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 - OTHER LIABILITIES	851,226	684,111	24.4	60.0
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	**149,127**	139,398	7.0	- 10.5
(a) accrued expenses	83,940	95,191	- 11.8	- 19.2
(b) deferred income	65,187	44,207	47.5	16.1
70 - RESERVE FOR TERMINATION INDEMNITIES	103,515	89,611	15.5	8.4
80 - RESERVES FOR RISKS AND CHARGES	420,792	433,199	- 2.9	4.3
(a) reserves for pensions and similar commitments	294,061	304,260	- 3.4	0.1
(b) reserves for taxation	88,574	94,234	- 6.0	5.1
(c) other reserves	38,157	34,705	9.9	17.6
90 - RESERVES FOR LOAN LOSSES	14,644	6,708	...	63.6
100 - RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 - SUBORDINATED LOANS	400,000	400,000	-	...
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	35,134	1,995	...	0.8
140 - MINORITY INTERESTS	17,539	18,507	- 5.2	0.6
150 - CAPITAL STOCK	1,020,550	1,017,510	0.3	-
160 - ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
170 - RESERVES	**135,981**	112,742	20.6	7.8
(a) legal reserve	56,869	46,515	22.3	26.1
(b) reserve for purchase of treasury stock	25,613	35,832	- 28.5	13.3
(c) statutory reserves	-	-	-	-
(d) other reserves	53,499	30,395	76.0	- 15.7
180 - REVALUATION RESERVES	8,050	8,050	-	-
200 - NET INCOME	66,171	96,061	- 31.1	19.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15,388,933	13,961,808	10.2	9.1

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - GUARANTEES GIVEN	1,391,727	1,292,422	7.7	9.6
including:				
– acceptances	4,249	9,514	- 55.3	...
– other guarantees	1,387,478	1,282,908	8.2	9.2
20 - COMMITMENTS	820,908	658,555	24.7	- 20.8
including:				
– repurchase agreements	-	-	-	-

File No. 82-4758

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 02/01	Change % 01/00
10 - INTEREST INCOME AND SIMILAR REVENUES	635,012	682,992	- 7.0	11.2
including:				
– loans and advances to customers	486,147	506,940	- 4.1	13.9
– fixed-income securities	123,716	147,251	- 16.0	5.2
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 280,157	- 324,108	- 13.6	17.7
including:				
– amounts owed to customers	- 78,704	- 86,084	- 8.6	20.7
– securities issued	- 147,531	- 147,215	0.2	21.8
30 - DIVIDENDS AND OTHER REVENUES:	8,754	9,348	- 6.4	35.8
(a) from shares, quotas and other equity securities	2,878	2,923	- 1.5	41.5
(b) from equity investments	5,876	6,425	- 8.5	33.3
(c) from equity investments in group companies	-	-	...	...
40 - COMMISSION INCOME	184,235	166,254	10.8	- 2.3
50 - COMMISSION EXPENSES	- 13,705	- 12,711	7.8	11.3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,844	4,427	...	- 61.4
70 - OTHER OPERATING INCOME	157,806	161,308	- 2.2	27.4
80 - ADMINISTRATIVE COSTS:	- 374,031	- 357,217	4.7	9.4
(a) personnel	- 232,748	- 225,839	3.1	9.8
including:				
– wages and salaries	- 159,519	- 139,232	14.6	7.5
– social security costs	- 44,633	- 39,131	14.1	11.8
– termination indemnities	- 21,920	- 11,068	98.0	0.6
– pensions and similar commitments	- 5,906	- 13,147	- 55.1	8.7
(b) other administrative costs	- 141,283	- 131,378	7.5	8.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 123,129	- 114,903	7.2	17.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,273	- 2,908	12.6	- 7.5
110 - OTHER OPERATING EXPENSES	- 11,101	- 9,720	14.2	- 8.0
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 67,090	- 50,370	33.2	- 10.6
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	13,264	9,709	36.6	- 14.9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 17,334	- 7,296	...	33.1
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 33	- 57	- 42.1	- 93.7
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	99	270	- 63.3	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	8,512	7,575	12.4	...
180 - INCOME FROM ORDINARY ACTIVITIES	111,985	162,593	- 31.1	11.4
190 - EXTRAORDINARY INCOME	23,339	18,997	22.9	52.8
200 - EXTRAORDINARY EXPENSES	- 6,868	- 3,585	91.6	- 21.5
210 - EXTRAORDINARY INCOME, NET	16,471	15,412	6.9	95.8
240 - INCOME TAXES	- 60,914	- 80,977	- 24.8	1.5
250 - MINORITY INTERESTS	- 1,371	- 967	41.8	31.9
260 - NET INCOME	66,171	96,061	- 31.1	19.7

RECLASSIFIED INCOME STATEMENT

INCOME STATEMENT (thousands of Euros)

	31/12/02	30/09/02	31/12/01	31/12/00	Change % 02/01	Change % 01/00
10 Interest income and similar revenues	635,012	465,536	682,992	614,192	-7.0	11.2
20 Interest expense and similar charges	-280,157	-202,016	-324,108	-275,256	-13.6	17.7
NET INTEREST INCOME	**354,855**	**263,520**	**358,884**	**338,936**	**-1.1**	**5.9**
40 Commission income	184,235	137,607	166,254	170,157	10.8	-2.3
50 Commission expenses	-13,705	-9,807	-12,711	-11,419	7.8	11.3
60 Gains (losses) *from financial transactions*	-5,844	-13,609	4,427	11,482	-232.0	-61.4
30 Dividends and other revenues	8,754	8,504	9,348	6,885	-6.4	35.8
170 Profit (losses) on investments carried at equity	8,512	2,988	7,575	-642	12.4	...
70 Other operating income	157,806	118,196	161,308	126,660	-2.2	27.4
110 Other operating expenses	-11,101	-6,477	-9,720	-10,563	14.2	-8.0
NON INTEREST INCOME	**328,657**	**237,402**	**326,481**	**292,560**	**0.7**	**11.6**
GROSS OPERATING INCOME	**683,512**	**500,922**	**685,365**	**631,496**	**-0.3**	**8.5**
80 Administrative costs	-374,031	-276,534	-357,217	-326,418	4.7	9.4
– Personnel	-232,748	-176,697	-225,839	-205,624	3.1	9.8
– Other administrative costs	-141,283	-99,837	-131,378	-120,794	7.5	8.8
90 Depreciation and amortization of intangible and tangible fixed assets	-123,129	-99,394	-114,903	-97,718	7.2	17.6
OPERATING COSTS	**-497,160**	**-375,928**	**-472,120**	**-424,136**	**5.3**	**11.3**
OPERATING INCOME	**186,352**	**124,994**	**213,245**	**207,360**	**-12.6**	**2.8**
100 Provisions for risks and charges	-3,273	-2,894	-2,908	-3,143	12.6	-7.5
120 Provisions for loan losses and for guarantees and commitments	-67,090	-48,961	-50,370	-56,367	33.2	-10.6
130 Recoveries of loans and reversals of provisions for guarantees and commitments	13,264	10,481	9,709	11,404	36.6	-14.9
140 Additional provisions for loan losses	-17,334	-425	-7,296	-5,481	137.6	33.1
150 Write-downs to financial fixed assets	-33	-25	-57	-907	-42.1	-93.7
160 Recoveries of financial fixed assets	99	88	270	28	-63.3	868.1
PROVISIONS AND WRITE-DOWNS	**-74,367**	**-41,736**	**-50,652**	**-54,467**	**46.8**	**-7.0**
180 INCOME FROM ORDINARY ACTIVITIES	**111,985**	**83,258**	**162,593**	**152,893**	**-31.1**	**6.3**
190 Extraordinary income	23,339	7,422	18,997	12,434	22.9	52.8
200 Extraordinary expenses	-6,868	-4,090	-3,585	-4,564	91.6	-21.5
210 EXTRAORDINARY INCOME, NET	**16,471**	**3,332**	**15,412**	**7,870**	**6.9**	**95.8**
INCOME BEFORE TAXATION	**128,456**	**86,590**	**178,005**	**160,763**	**-27.8**	**10.7**
240 Income taxes	-60,914	-42,790	-80,977	-79,770	-24.8	1.5
250 Minority interests	-1,371	-829	-967	-733	41.8	32.0
260 NET INCOME	**66,171**	**42,971**	**96,061**	**80,260**	**-31.1**	**19.7**

File No. 82-4758

ANNUAL REPORT 2002


CARIGE



BANCA CARIGE GROUP

File No. 82-4758



ANNUAL REPORT 2002



BANCA CARIGE GROUP

File No. 82-4758

DIRECTORS, STATUTORY AUDITORS, MANAGEMENT AND AUDIT FIRM

BOARD OF DIRECTORS

CHAIRMAN

Fausto Cuocolo *

DEPUTY CHAIRMAN

Alessandro Scajola*

MANAGING DIRECTOR (1)

Giovanni Berneschi*

DIRECTORS

Adalberto Alberici *
Piergiorgio Alberti **
Piero Guido Alpa
Andrea Baldini*
Giorgio Binda
Jean-Jacques Bonnaud
Mario Capelli *
Giorgio Giorgetti
Pietro Isnardi
Ferdinando Menconi
Dominique Monneron
Paolo Cesare Odone *
Vincenzo Roppo
Enrico Maria Scerni*
Oliviero Tarolli

BOARD OF STATUTORY AUDITORS

CHAIRMAN

Fulvio Rosina

AUDITORS

Antonio Semeria
Andrea Traverso

DEPUTY AUDITORS

Adriano Lunardi
Massimo Scotton

GENERAL MANAGEMENT

DEPUTY GENERAL MANAGER
(Administration)

Renzo Oldrati

DEPUTY GENERAL MANAGER
(Commercial)

Alfredo Sanguinetto

MANAGEMENT

District of Liguria

Luciano Casapietra

Other District

Luigi Gardelli

Loans Department

Achille Tori

Accounting & Services

Mario Venturino

Information-Communication Technology

Giorgio Seronello

Public Relations

Emilio Pietro Molinari

Human Resources

Carlo Arzani

General & Legal Support

Giovanni Poggio

AUDIT FIRM

KPMG SpA

* *Member of Executive Committe*
** *Senior Director*

Directors were appointed for the years 2001-2002-2003 by the shareholders' meeting on 27/4/2001.
Executive Committee was appointed on 4/11/2002; previous Executive Committee, appointed on 28/5/2001, was composed of Fausto Cuocolo (Chairman), Alessandro Scajola (Deputy Chairman), Giovanni Berneschi (Managing Director), Adalberto Alberici, Piero Guido Alpa, Mario Capelli, Paolo Cesare Odone and Vincenzo Roppo.
The Board of Statutory Auditors was appointed for the years 2002-2003-2004 by the shareholders' meeting on 29/4/2002.
(1) In accordance with the By-Laws of the Bank, the Managing Director also carries out the duties of General Manager.

DIRECTORS, STATUTORY AUDITORS, MANAGEMENT AND AUDIT FIRM FOR THE YEARS 2002 - 2005

BOARD OF DIRECTORS

CHAIRMAN

Giovanni Berneschi *

DEPUTY CHAIRMAN

Alessandro Scajola*

DIRECTORS

Adalberto Alberici *
Piergiorgio Alberti **
Andrea Baldini*
Giorgio Binda
Jean-Jacques Bonnaud
Luca Bonsignore
Mario Capelli *
Remo Angelo Checconi
Maurizio Fazzari
Pietro Isnardi
Ferdinando Menconi
Paolo Cesare Odone *
Vincenzo Roppo
Enrico Maria Scerni*
Francesco Taranto
Oliviero Tarolli

* *Member of Executive Committe*
** *Senior Director*

BOARD OF STATUTORY AUDITORS

CHAIRMAN

Fulvio Rosina

AUDITORS

Antonio Semeria
Andrea Traverso

DEPUTY AUDITORS

Adriano Lunardi
Massimo Scotton

GENERAL MANAGEMENT

GENERAL MANAGER

Alfredo Sanguinetto

DEPUTY GENERAL MANAGER *(Resources)*

Carlo Arzani

DEPUTY GENERAL MANAGER *(Administration)*

Giovanni Poggio

DEPUTY GENERAL MANAGER *(Commercial)*

Achille Tori

MANAGEMENT

Commercial
Luigi Gardelli

District of Liguria
Armando Remuzzi

Other Districts
Mario Cavanna

Finance
G. B. Cervetto

Loans Department
Riccio Da Passano

Credit collection and litigation
Giuseppe Punta

Information-Communication Technology
Giorgio Seronello

Organisation
Benedetto Frixione

Human Resources
Sergio Donegà

Accounting & Services
Mario Venturino

Accounting
Mario De Negri

General & Legal Support
Giacomo Ottonello

Technical and Bursary
Lorenzo La Terra

STAFF STRUCTURES

Public Relations
E. P. Molinari

Internal Auditing
Armando Botto

Planning & Research and Management Control
Ennio La Monica

AUDIT FIRM

Deloitte & Touche SpA

The Board of Directors was appointed by the Ordinary Shareholders Meeting of 31st March 2003 for the business years 2003, 2004 and 2005.
The Executive Committee was appointed by the Board of Directors on 14th April 2003 for the business years 2003, 2004 and 2005.
The present organisational structure of the Bank was deliberated by the Board of Directors on 14th April 2003 with effect 1st May 2003.
The Board of Statutory Auditors was appointed by the Ordinary Shareholders Meeting of 29th April 2002 for the business years 2002, 2003 and 2004.
The external auditors were appointed by the Ordinary Shareholders Meeting of 31st March 2003 for the business years 2003, 2004 and 2005.

POWERS OF THE ADMINISTRATIVE BODIES AND THEIR DELEGATED AUTHORITY

As required by directive no. 97001574 of CONSOB dated 20th February 1997 there are shown below the powers and delegated authority belonging to the Directors and Management.

Chairman of the Board of Directors

According to article 24 of the By-laws the Chairman of the Board of Directors is the legal representative of the Bank vis-à-vis third parties and in court proceedings.
He presides at shareholders' meetings, convenes and presides at meetings of the Board of Directors of which he is an ex officio member.
In a case of compelling urgency not admitting of delay, the Chairman may, on a proposal of the Managing Director or General Manager, himself take decisions falling within the competence of the Board of Directors or the Executive Committee where it is impossible for their members to meet. Decisions so made are to be brought to the notice of the relevant body at its next meeting.

Executive Committee

Article 25 of the By-laws provides for the appointment of the Executive Committee by the members of the Board of Directors which is to fix the number of members, their term of office and their functions.
The Executive Committee is made up of the Chairman and vice Chairman, who are ex officio members, and between three and five other members.
The present Executive Committee was appointed by the Board of Directors on 4th November 2002 and confirmed the number of elective members (5). The Executive Committee's term of office expires on the date of approval of the 2003 Report; the Chairman of the Executive Committee was appointed on 28th May 2001.
The Board of Directors in conformity with article 21 of the By-laws has delegated to the Executive Committee within defined limits its powers in regard to:

a) the grant, renewal, increase, reduction, confirmation, cancellation and suspension of advances and facilities and general credit operations of every description in all branches as well as the treasury and tax-collection payment functions;
b) general decision making powers in matters relating to expenditure;
c) power to determine a range of matters including the management of human resources, management of the treasury and of the Bank's investment portfolio, the use of derivatives and foreign exchange operations as well as in matters of day-to-day management not involving strategic issues.

Managing Director - General Manager

In accordance with article 27 of the By-laws, a Managing Director or General Manager is appointed by the Board of Directors. The former, if appointed, will also perform the duties of General Manager. Either will exercise those powers belonging to him within the scope of the By-laws and the powers granted to him by the Board of Directors.
The General Manager is the head of the Bank's executive staff.
The Managing Director in office was appointed on 21st May 2001 and along with the duties of General Manager has the following decision-making powers delegated to him:

a) with respect to the grant, renewal, increase, reduction, confirmation, cancellation and suspension of advances and facilities and general credit operations of every description in all branches as well as treasury and tax-collection, and payment functions; any observations considered necessary with regards to the banking subsidiaries of the Group as foreseen by present rulings;
b) generally with respect to matters relating to expenditure;
c) in regard to the management of the Bank's financial policy;
d) with the Chairman's consent, he has the right to represent the Bank at general meetings of subsidiary and associated companies and to cast the Bank's votes as he may think fit;
e) in regard to matters of day-to-day management not involving strategic issues.

File No. 82-4758

BANCA CARIGE SPA
BALANCE SHEET AT 31st December 2002

CONTENTS

File No. 82-4758

BANCA CARIGE SPA
BALANCE SHEET AT 31st December 2002

ATTACHMENTS

File No. 82-4758

BANCA CARIGE GROUP
BALANCE SHEET AT 31st December 2002

CONTENTS

File No. 82-4758

BALANCE SHEET 2002



BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

BANCA CARIGE SpA - Cassa di Risparmio di Genova e Imperia

Head Office in Genoa, Via Cassa di Risparmio, 15



Fondazione Cassa di Risparmio di Genova e Imperia
Caisse des Depots et Consignations (CDC) (1)
(WestLB) AG (2)
Gruppo d'Assicurazioni La Basilese (3)
El Monte
Gefip Holding
Cattolica assicurazioni
Altri azionisti
43.37% (4)
11.02% (4)
7.76% (4)
5.90% (4)
3.48% (4)
2.28% (4)
2.00% (4)
24.19% (4)
Banca Carige SpA
Banking activities
Insurance activities
Trustee activities
Instrumental activities
Financial activities
47.50%
95.90%
54.00%
92.81%
89.18%
71.93%
100.00%
99.98%
90.00%
60.00%
20.24%
Frankfurter Bankgesellschaft AG
Cassa di Risparmio di Savona SpA
Banca del Monte di Lucca SpA
Carige Vita Nuova SpA
Carige Assicurazioni SpA
Centro Fiduciario CF SpA
Galeazzo Srl (5)
Columbus Carige Immobiliare SpA
Immobiliare Ettore Vernazza SpA (6)
Argo Finance One Srl
Eptaconsors SpA
100.00%
100.00%
20.00%
BANCA CARIGE GROUP
Immobiliare Carisa Srl
Ligure Leasing SpA

) Holding via subsidiaries Compagnie Financière Eulia (6.61%) and CDC Ixis (4.41%). Following internal reorganisation, holding of CNCEP - Caisse Nationale des Caisses Epargne et de Prévoyance was transferred to Eulia. (2) Direct holding of 5.76% and indirect holding of 2% via subsidiary WestLB (Italia) Finanziaria SpA. (3) Holding via subsidiary asilese Life Assurance. (4) Holding calculated on the basis exclusively of ordinary shares. (5) The company has a holding of 0.02% in Columbus Carige Immobiliare SpA. (6) The ompany owns 10% of its own shares.

File No. 82-4758



FINANCIAL HIGHLIGHTS 2002

File No. 82-4758

FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 02/01	Pro forma data (31/12/02	Chan 02/01
BALANCE SHEET (1)							
Total assets	14,393.8	13,100.7	12,835.5	11,635.9	12.1	13,601.3	6.0
Funding	11,433.8	10,318.5	10,151.6	9,251.4	12.6	10,708.6	5.5
– Customer Deposits	9,236.2	8,643.3	8,099.3	6,915.9	14.0	8,763.4	8.2
– Amounts owed to customers	*5,912.3*	*5,176.8*	*4,863.1*	*4,089.8*	21.6	5,458.1	12.2
– Debts evidenced by certificates	*3,323.9*	*3,466.5*	*3,236.2*	*2,826.1*	2.7	3,305.3	2.1
– Deposits from Banks	1,797.3	1,274.9	1,652.0	2,335.3	8.8	1,544.9	-6.5
– Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	0.0	0.3	0.0
– Subordinated loans	400	400	400	0	0.0	400.0	0.0
Other Financial Intermediation Activities (OFIA)	12,632.9	11,758.8	11,348.9	10,677.7	11.3	11,656.4	2.7
– Assets Under Management	6,266.5	5,606.4	5,671.8	5,316.7	10.5	5,730.9	1.0
– Assets in Custody	6,366.4	6,152.4	5,677.1	5,361.0	12.1	5,925.5	4.4
Total Financial Intermediation Activities (TFIA)	21,869.1	20,402.1	19,448.2	17,593.6	12.4	20,419.8	5.0
Lending (2) (3)	12,080.9	10,871.5	11,026.8	10,206.3	9.6	11,434.2	3.7
– Loans to Customers (2) (3)	8,634.9	7,616.4	7,471.2	6,664.7	15.6	8,124.1	8.7
– Loans to Banks (2)	1,363.9	893.0	1,122.3	969.1	21.5	1,227.7	9.4
– Securities	2,082.4	2,362.1	2,433.3	2,572.5	-14.4	2,082.4	-14.4
– Investiment securities	*232.7*	*380.8*	*441.3*	*384.7*	-47.3	232.7	-47.3
– Trading securities	*1,849.7*	*1,981.3*	*1,992.0*	*2,187.9*	-7.1	1,849.7	-7.1
Shareholders' Equity (4)	1,369.7	1,368.1	1,332.8	1,301.0	2.8	1,369.7	2.8
INCOME STATEMENT (1)							
Operating Income	237.7	159.8	219.1	215.2	8.5		
Income from Ordinary Activities	171.8	120.1	171.6	168.5	0.1		
Income before Taxation	183.7	123.1	184.5	177.2	-0.4		
Net Income	104.8	69.9	103.5	98.2	1.2		
RESOURCES (5)							
Number of branches	391	349	345	283	13.3	349	1.2
Number of employees	3,512	3,513	3,506	3,080	0.2	3,512	0.2
FINANCIAL RATIOS							
Non interest income / Gross operating income	53.38%	52.04%	48.59%	46.87%			
Operating costs / Gross operating income	63.47%	66.17%	63.53%	60.77%			
Income before Taxation / Shareholders' Equity	13.41%	9.00%	13.84%	13.62%			
ROE	7.65%	5.11%	7.77%	7.55%			
ROAE (6)	7.76%	5.18%	7.86%	5.62%			
SOLVENCY RATIOS							
Risk-Weighted Assets (RWA) (1)	9,708.1	9,085.3	8,780.0	6,449.9	10.6		
Tier 1% of RWA	9.27%	11.12%	11.11%	18.83%			
Total Capital % of RWA	11.58%	15.31%	15.45%	18.49%			

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Pro foma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

File No. 82-4758

NOTICE OF MEETING

The shareholders of Banca Carige SpA are called to an ordinary general meeting to be held at the Bank's headquarters in Genoa (Via David Chiossone, 3) on 29th March 2003 at 10.30 am and if necessary by adjournment at the same place on 31st March 2003 at 10.30 am for the purpose of transacting the following business:

1. To consider the balance sheet at 31st December 2002, and the reports of the Board of Directors and Statutory Auditors;

2. To receive the consolidated balance sheet of the Banca Carige Group at 31st December 2002;

3. To select the Bank's auditors pursuant to Legislative decree 58/98; the duties of the auditors include the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

4. To appoint the new Board of Directors subject to determining the number of its directors pursuant to articles 2364 and 2383 of the Italian Civil Code;

5. To fix the remuneration of the Board of Directors;

6. To transact any other business consistently with articles 2357ff of the Italian Civil Code.

Shareholders will be entitled to attend the meeting on production of the appropriate certificates prescribed by article 34 of the CONSOB ruling no. 11768 of 23rd December 1998 relating to shares held centrally at Monte Titoli SpA and not represented by share certificates. Shareholders are reminded that, in the light of the article 51 of the CONSOB ruling, after 1st January 1999 the rights attaching to securities that are not held at Monte Titoli SpA can only be exercised after the securities have been delivered to an intermediary with a view to their introduction into the system of centralised registration involved in the regime for the abolition of share certificates.

Documentation relating to the points 1, 2 and 5 of the above agenda, as required by current legislation, will be deposited not less than 15 days before the date of the meeting at the Bank's head office (in Genoa at 15 Via Cassa di Risparmio, Investor relations Office) and, but limited to point 5 only, at Borsa Italiana SpA in Milan (6 Piazza degli Affari), for inspection by shareholders who will have an opportunity to make copies for their own use.

In accordance with the provisions of article 18 of the Bank's By-laws, the list of candidates for the Board of Directors must be deposited along with the required supporting documentation by those shareholders having the right of proposal at the Bank's head offices (Via Cassa di Risparmio, 15, Genoa) no less than 10 days before the date of the meeting. The presentation in question must be made from Monday to Friday between the hours of 8.30 am to 1.30 pm and 2.30 pm and 4.30 pm.

Genoa, 7th February 2003

For the Board of Directors

The Vice Chairman
Alessandro Scajola (MP)

Notice of meeting published in the Official Gazette of the Italian republic- sheet number 39 of 17th February 2003



BOARD OF DIRECTORS' REPORT

2002: AN OVERVIEW OF THE YEAR

There were few significant improvements in the world's economy during 2002 in comparison to the previous year. Several factors contributed to an opaque performance overall: the downturn in American industry, structural problems in the German and Japanese economies, crises in certain major countries not least in Argentina, the collapse of some large industrial groups with an international presence, political and military crisis in the Gulf area. The only two countries that were able to record significant levels of growth were China and India, both of which were aided by vast domestic markets. Some promise can be found in the emerging economies of central and eastern Europe. World GDP for the year is expected to rise by around 2.3%, slightly better than in the previous year.

The **United States'** economy grew at an annual rate of 2.3%, considerably higher than the minimal growth of 2001. This figure can be put down to expansion in consumer spending in the second half of the year especially with regards to consumer durables, and to rises in retail sales. There were, however, falls in investment levels, with only property investments escaping a negative variation. Manufacturing was flat. On the foreign trade front, net exports contributed little to the rise in GDP although there were some signs of improvement towards the end of the year. Inflation was low at 1.6%, whilst unemployment rose one percent to 5.8%.

The **European Monetary Union** recorded more substantial contractions in industrial production in comparison to the US: GDP dropped from 1.4% in 2001 to 0.7% in 2002. There was a slight increase in consumption, especially on the part of the public sector (+1.9%), and in net exports (+0.5%). There were falls in investments (-2.1%). Official figures for inflation show the annualised rate for the euro area at 2.2%, lower than the previous year's figure of 2.7%, despite the introduction of the euro as legal tender. Unemployment recorded a contained rise from 8% to 8.3% principally as a result of the worsening of the labour market throughout the area. The euro gained ground on the dollar throughout the year, going beyond parity at 31/12/03. The average exchange rate for 2002 was euro 0.95 (2001: euro 0.90).

During the year, there were increasing differences between member countries in terms of both growth and the single components that make up this growth.

In particular, the **German** economy recorded an annual GDP increase of only 0.2%, exclusively due to foreign trade (+1-5%). Domestic demand remained extremely weak (-1.2%). There were falls also in investments, especially in plant and machinery. Inflation was the lowest in Europe at 1.3%, whilst unemployment rose from 7.8% to 8.2%.

In **France**, growth in GDP of 0.9% was determined by expansion in domestic consumption of 0.7%. In particular, the increase in private consumption (+0.2%) was one of the highest in the euro zone and there was growth also in net exports (+0.2%). There was however a slowing down on the industrial front as well as in investment levels (-0.9%). Inflation remained at 1.9%, lower than the European average. The country's unemployment rate also remained unchanged (8.7%).

Spain's economy recorded the EMU's highest level of growth in 2002: +2%. This result was for the most part due to demand at home (+1.9%) as the contribution of net exports was minimal (+0.1%). Investment levels rose but Spain was the worst performer in the euro zone in terms of inflation (3.6%) and unemployment (11.5%).

In the **United Kingdom**, expansion in GDP was at 1.5%, here too led by increased consumption both on the part of families and the public sector. There was a negative balance of trade for the year of -0.5% as a result of a sharp fall in exports. On the supply side, manufacturing and services recorded rises in the second half of the year. The retail price index was unchanged over 2001 at 1.3%. The unemployment rate for the year was 5.2%.

The deflationary trend in the **Japanese** economy continued during 2002. The economy shrank 0.1% in the wake of the continuing crisis in domestic consumption (-0.7%). Unemployment was at historically high levels (5.4%) and with falls in the purchasing power of salaries, there is little sign of an upturn in the near future. The only bright spot is exports, which maintained satisfactory levels thanks to demand from the Asian market. Consequently, industrial production rose 1.2%.

Asian Pacific economies rose 4.2% during 2002 (2001: +2.1%), boosted by increases in demand, especially domestic, and exports. The highest levels of growth were recorded by **China** and **India**, which overall recorded an increase in GDP of 7.1%. **Latin American** economies moved from zero growth in 2001 to actual contraction in 2002 (-3.4%). The situation was particularly acute in Argentina and Venezuela. The economies of **other emerging economies** - Russia, central Europe, Africa (excluding North Africa) – were generally less affected by negative factors elsewhere.

There was limited growth in **Italy**'s economy during 2002 (+0.4%) above all as a result of a sluggish first six months. Key figures include modest growth in domestic consumption (+0.5%) and stock (+0.5%), and a negative balance of trade (-0.6%). In particular, imports rose 2.6% whilst exports increased by only 0.6% as a result of a worsening of competitiveness on traditional markets, the slowing down of trading partners' economies, and positioning on non-dynamic markets. Investment levels in building and construction for the year were considerably slower (+0.6%) than in 2001 (+3.7%), whilst investments in plant and machinery dropped, overturning a positive variation of 1.5% in 2001 to a decrease of 1.1% in 2002.

The slowing down in production and investment levels was reflected during the year by inflation, which though affected by the introduction of the euro, actually dropped from 2.8% in 2001 to 2.5%. This figure is still higher than most other countries of the European Monetary Union.

On the jobs front, there was a 1.2% rise in employment in comparison to 2.1% in the previous year. The most vibrant area was in sales-related services, which recorded a 3.9% increase. The number of new employees rose by 2.2%. Unemployment was down from 9.5% to 9.1% but the north/south divide in unemployment levels continues despite hesitant signs of improvements in the southern regions of the country.

The worsening of the macroeconomic climate and continuing instability on financial markets allied to falls in tax revenues and expansion in public sector spending on the one hand, and revised forecasts for economic growth on the other, meant urgent steps needed to be taken with regards to the finances of the State. On the basis of initial estimates, Italian PSBR accounted for 3% of GDP in 2002, similar to the figure of 2.9% in 2001. The debt/GDP ratio dropped from 109.8 in 2001 to 109.3 in 2002.

Liguria was by no means immune to the conditions described above. The year represented an interruption in the growth recorded over the previous two years. The year can be divided into two parts: a continuation of the positive trend that characterised 2001, followed by signs of a slowing down in the second half. In particular, some positive results came from industry, thanks to orders signed in 2001, in manufacturing, shipbuilding, and high technology. The port system of the region continued to expand both in terms of goods and passenger traffic. With regards to jobs, the region slowly continues to move towards the employment levels of other regions in the north although some difficulties were present. Tourism in Liguria continued to have problems.

Businesses categorised as going concerns rose by 0.6% in number to 135,798. This increase was lower than in the previous two years and below the national average of 1.1%. Turning to production, consumer durables and some food products managed to maintain stability in comparison to 2001, similar to the situation nationally. There was a marked slowing down in consumption in the region, more so than the national average. This result had negative effects on small shopkeepers in particular.

The port of Genoa recorded increases during the year: goods traffic rose 3.3% and container traffic passed once again the one and a half million mark in TEUs. There was considerable expansion in passenger traffic both in terms of cruise and ferry passengers. Total traffic levels for the port of La Spezia in the east of the region rose in comparison to 2001. Goods traffic, in particular, rose by nearly 15%, whilst container traffic remained unchanged. The port of Savona to the west of Genoa increased its recently introduced port activities such as container handling (+15%) and cruises (+5%). The established activities of the port – goods traffic and ferries – slipped slightly on 2001's results.

As mentioned earlier, the region's tourist industry had a difficult year: there were falls in both arrivals and stays of between 2% and 3%. The province of Genoa also saw a fall after several years of expansion during which the city in particular was the centre of international events.

According to figures released by the Italian National Statistics Institute (ISTAT), the number of persons employed in Liguria totalled 612,000 in

comparison to 617,000 in 2001. The significant decrease in the number of people looking for work (from 48,000 to 43,000) helped bring down the region's unemployment rate from 7.3% to 6.5%.
Inflation in the region was slightly higher than the national average at 2.7%.

Monetary policy on both sides of the Atlantic addressed the problems of slow economic growth bordering on recession. Interest rates were cut both by the Federal Reserve and the European Central Bank: rates fell in the United States from 1.75% to 1.25% at the beginning of November, whilst in the euro area there was a 50 basis points cut over twelve months from 3.25% to 2.75%.

The euro began its significant recovery against the dollar from the second half of the year onwards to reach and then go beyond parity at the end of the year.

On money markets, interbank rates rose in the first five months of the year to then drop during the year between 35 and 50 points. Italian government stock followed suit with yields on treasury bills (BOT) falling during the year by around 40 points; treasury bond (BTP) yields were down by more than 50 points.

At the end of November the Italian banking system's total deposits rose by 9% over 2001 to around 860,000 million euros; bonds recorded an increase of 9.5% and customer deposits of 8.7%.

Assets in management system-wide felt the effects of the global performance of financial markets yet managed a slight upturn towards the end of the year. Overall, growth in insurance products together with a preference towards more liquid mutual fund solutions contained the annual negative trend. The growth level for this area in 2002 is expected to be around the one percent mark. Mutual funds, in particular, are forecasted to be down 7.7%, whilst private banking should bring in an annual increase of 4.1% despite falls in funds of around 4.1%. Growth in insurance funds for the year is around 13.9%. Bank lending at November amounted to 951,100 million euros, up 3.4% over 2001. The expansion in this aggregate concerned principally longer-term credits. Bad loans, after a three-year period of improvements in the quality of lending, rose during the year by around 2.3%.

Bank borrowing rates remained basically stable at the low levels recorded at the end of 2001; the average return on customer deposits was 1.4% (2001:1.9%). Lending rates averaged 5.8%, down on 2001's 6.5%. The spread was 4.4%, slightly down on the previous year's figure of 4.5%.

STRATEGY

The last ten years has seen the transformation of our Bank from a savings bank operating exclusively within the four provinces of the Liguria region to a listed public limited company – Banca Carige SpA (referred to also in this report as "the Bank" or "Carige") – the parent company of the Banca Carige Group (referred to in this report also as "the Group") equipped to offer a wide range of banking, financial, and assurance/insurance solutions. Our multi-legged strategy can be summarised as follows:

- **national**, working from its traditional stronghold of Liguria the Group will continue to expand into new market areas highlighting the need to recognise the importance of creating strong ties with the local community;
- **retail**, focusing on the family, small and medium-sized businesses, and local authorities;
- **universal**, in terms of the range of borrowing and lending products, and services offered by the Group;
- **multi-channel**, exploiting the opportunities offered by various integrated distribution solutions (real, remote, mobile);
- **aggregation point** for other small and medium-sized banks with particular location, structural and management characteristics whose inclusion in the Group is compatible with the Group's strategic objectives.

The Banca Carige Group's strategic objective is to create lasting value for our shareholders and stakeholders. We believe this can be achieved by expanding operational capacity, increasing profitability, and heightening efficiency. These objectives will be realised via seven different profiles: market; finance; organisation and human resources; information and communication technology; capital management; merger and acquisition.

Significant progress was made in the realisation of these objectives during 2002. In particular, an organisational assessment project has been drawn up that identifies where and how the Group's results can be improved both in the short and

medium/long-term. To achieve this, the following areas of intervention have been identified: change of commercial focus; optimisation of production sources; re-engineering of government and support structures; overhaul and updating of technological infrastructures.
With regards to the first profile – **the market** - , Carige's strategy with regards to **distribution structure** is based on implementing and optimising an integrated multi-channel system. Distribution is anchored to three macro-channels: traditional (branch network, financial consultants, financial agents *'promotori'*), remote (ATMs, POS, home banking, on line banking), mobile distribution (financial agents and consultants, insurance agents, and estate agents).
During 2002, integration of the three channels continued. The network of private and corporate consultants was strengthened above all in Liguria, and ten new Group branches were opened, 7 of which were additions to the Carige network. The most significant event during the year in this area was the acquisition of 42 branches from the Capitalia Group located in 6 Italian regions (Veneto in the northeast, Umbria, Marches, Latium in the centre, Apulia and Sicily in the south), which extended Carige's national presence considerably. As a result of this acquisition, there is now substantial equilibrium between the number of Group branches in Liguria (243) and those in other regions (209).
The rapid change in the nature of the Carige Group over the last four years has meant drawing up diversified plans of action for Liguria and the other regions. In Liguria, the Group enjoys considerable market power with accompanying high levels of productivity. Consequently, key objectives include the maintenance and defence of our customer base and the development of cross selling opportunities. Outside Liguria, the Group is still in an initial stage of market penetration in which expansion of customer numbers and amounts handled are priorities.
In Liguria, therefore, steps were taken to lighten the administrative load of staff so as to direct them to front end activities. This was accompanied by the putting into place of new information systems that provide backup to sales staff, the redesign and renovation of branches, the redefinition and overhaul of network architecture, and further integration in the work of private and corporate consultants.
Outside Liguria, a crucial pillar of the Group's activities is represented by the "Assurbanca" Project, which aims at identifying and exploiting synergies between the Group's banking and insurance networks. The project foresees the sale of banking and finance products at the offices of our insurance subsidiaries with initial support provided by Carige banking consultants. The Group's insurance network covers most of the country with offices in 86 out of 105 Italian provinces. The complementary nature of the insurance and banking network is demonstrated by the fact that at year-end 2002 the location of the Group's bank branches (situated in 55 provinces) coincided to a great extent with that of the insurance offices. In order to maximise this potential network, integration measures aiming at cross selling were carried out during the year that included the identification of insurance offices (63% of the total) suitable for the sale of Group banking products. These offices were flanked by nearby bank branches for the sale of insurance products over the counter.
Product range is a key aspect of market strategy. The Carige Group product portfolio offers a wide range of banking, finance, pensions and insurance solutions. In particular, a new asset management product line targeted at families will soon be launched. With regards to businesses, specific measures include: the optimisation of product allocation via effective scoring and rating techniques, advanced portfolio analysis, monitoring and improvements in staff competence, the realisation of appropriate support and control instruments, and the progressive introduction of corporate finance services that are complementary to those already in place.
Organisational and technological assessment focused during the year on heightening branch back office functions by centralising certain activities and outsourcing others. In this way, staff are able to concentrate on front office duties.
The finance profile is closely related to the development and diversification of income. In particular, the Finance Area of the Bank underwent recent reorganisation to improve the process of identifying potential profit sources in addition to asset allocation measures, and provide adequate support to the Group's commercial network, in particular to its private banking consultants. In the area of asset management, we are continuing to seek improvements in our product portfolio both in terms of the nature of the product and its

distribution. Over the last year product review concerned the complete range of mutual funds, private banking, bancassurance, and pension funds.

The primary **function of human resources and organisation**, the third strategic profile, is to organise and monitor the integration of the branches acquired both in terms of information technology and personnel; this integration is focused on the creation of a distinctive corporate identity while at the same time respecting the distinctive features of local contexts. Over the last eighteen months, this integration process has been applied to the branches acquired from Banco di Sicilia and Intesa Group. The results have not only been extremely encouraging but also rapid. The same process will now be applied to the branches acquired from Capitalia last year.

These commitments require the prompt identification of cost and revenue synergies. Consequently, a full review is underway of the distribution network and the support provided to it by head office structures, both in terms of strategy and market focus.

In addition to the overhaul of these offices, training and investments in the professional advancement of personnel remain a key foundation to the Group's future.

Information Technology represents a key node for the correct development of the Group. The effectiveness and appropriateness of our IT&C systems will be crucial in enabling the Banca Carige Group to respond to environmental, operational, and market changes. During the years 2001 and 2002, the implementation was completed of information systems to handle changes both externally (changeover to the euro and the year 2000 "millennium bug") and internally (extension of IT&C systems to the branches acquired and to the banking subsidiaries). Current features of IT&C development are Internet-focused and include: improvements in network infrastructure, security, hardware peripheries, EDM (enterprise data model) and CRM (customer relationship management) solutions, and new hardware for operational activities.

The aim of **capital management** is to maintain those levels of capital adequacy associated with the traditional solidity of Banca Carige. This is achieved by finding an optimal relation between primary and secondary capital sources (Tier 1, Tier 2 and Tier 3) that reinforces present adequacy ratios both with regards to Tier 1, where possible, and introducing secondary capital in line with indications. In this way Banca Carige will be well placed with regards to the new capital adequacy ratios expected from Basle 2 that will come into force in 2006.

The **Group's international relations** seek to secure industrial agreements that increase Carige's market presence. In this area, there was progress during the last year in specific projects relating to payment services, asset management, bancassurance and corporate finance.

The final profile – merger and acquisition activity – views Banca Carige as an aggregation point for other small and medium-sized businesses operating in the banking, finance and insurance fields. This strategy is evidenced by the acquisition of the Group's insurance and banking subsidiaries, and the 124 bank branches acquired over the last three years from Banco di Sicilia, Intesa Group and Capitalia.

We are convinced that our future lies in maintaining and defending the independence of the Banca Carige Group. The strategy outlined above confirms that the route to achieve this is via financial solidity, universality in product offer, strong ties to our traditional operating area allied to ambitions for penetration into new markets.

The international rating agencies Fitch, Standard & Poor's, and Moody's confirmed their ratings of Banca Carige for 2002.

BANCA CARIGE RATING

	short-term	long-term	BFSR (1)	Individual (1)	Legal (2)
Fitch	F1	A	-	C	4
Moody's	P-1	A2	C+	-	-
Standard & Poor's	A2	A-	-	-	-

(1) Rating of financial solidity on a scale from A to E.

(2) Rating of likelihood of state intervention in case of crisis on a scale from 1 to 5.

BORROWING AND LENDING ACTIVITIES

At the end of 2002 total funds (direct and indirect deposits, lending to customers, interbank deposits) included amounts handled by the 42 branches acquired from the Capitalia Group, (acquisition came into effect from 31/12/02). In order to aid comparison between different accounting periods, pro-forma statements illustrating Banca Carige's total financial intermediation activities have been prepared. They are as follows: a column recording percentage variations at 31/12/02 in comparison to 31/12/01, excluding the contribution of the ex-Capitalia branches, and another at 31/12/01 in comparison to 31/12/00, excluding the contribution of the 61 ex-Intesa branches.A breakdown of the activities related to the ex-Capitalia branches by product, territory, sector, etc. was carried out on the basis of information currently available.

Total Financial Intermediation Activities (TFIA) made up by direct and indirect deposits recorded an increase of 12.4% to 21,869.1 million in comparison to the end of 2001. Excluding business associated with the branches acquired during the year, the increase is of 5% (20,419.8 million). In particular, direct deposits (customer deposits) rose 14% to 9,236.2 million (31/12/01: 8,099.3 million), representing 42.2% of TFIA. At 31st December 2002, indirect deposits ("other financial intermediation activities") accounted for 57.8% of TFIA, up 11.3% over the end of the previous year to 11,348.9 million. Excluding the ex-Capitalia branches, direct deposits rose 8.2% to 8,763.4 million and indirect deposits grew by 2.7% to 11,656.4million.

TOTAL FINANCIAL INTERMEDIATION ACTIVITIES *(millions of Euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma (1) 31/12/02	Pro forma (1) Change % 2002	Pro forma (1) Change % 2001
Total (A+B)	**21,869.1**	**20,402.1**	**19,448.2**	**17,593.8**	**12.4**	**20,419.8**	**5.0**	**2.8**
Direct deposits (A)	**9,236.2**	**8,643.3**	**8,099.3**	**6,915.9**	**14.0**	**8,763.4**	**8.2**	**9.3**
% Total	42.2%	*42.4%*	*41.6%*	*39.3%*		0.4		
Indirect deposits (B)	**12,632.9**	**11,758.8**	**11,348.9**	**10,677.9**	**11.3**	**11,656.4**	**2.7**	**- 1.5**
% Total	57.8%	*57.6%*	*58.4%*	*60.7%*		*57.1%*		
- Assets under management	6,266.5	5,606.4	5,671.8	5,316.8	10.5	5,730.9	1.0	- 0.8
% Total	28.7%	*27.5%*	*29.2%*	*30.2%*		0.3		
% OFIA	49.6%	*47.7%*	*50.0%*	*49.8%*		0.5		
- Assets in custody	6,366.4	6,152.4	5,677.1	5,361.1	12.1	5,925.5	4.4	- 2.1
% Total	29.1%	*30.2%*	*29.2%*	*30.5%*		*29.0%*		
% OFIA	50.4%	*52.3%*	*50.0%*	*50.2%*		*50.8%*		

(1) pro-forma results illustrate changes between 2002 and 2001 by excluding business related to the Capitalia group branches acquired during 2002, and between 2001 and 2000 by excluding business related to the Intesa group branches acquired during 2001.


TOTAL FINANCIAL INTERMEDIATION ACTIVITIES
(millions of Euros)
17,594
19,448
21,869
20,000
15,000
10,000
5,000
0
2000
2001
2002
Assets under management
Assets in custody
Direct deposits

Total funds at 31/12/02, which include customer deposits (9,236.2 million), interbank deposits (1,797.3 million), funds managed on behalf of third parties (0.3 million) and subordinated loans (400 million), amounted to 11,433.8 million, an increase of 12.6% in comparison to the end of 2001. The result when excluding the Capitalia branches totalled 10,708.6 million (+5.5%).

Customer deposits recorded a 14% increase (+8.2% excluding the branches purchased during the year; 2001:+9.3%). This expansion derives mainly from the item "amounts owed to customers": an increase of 12.2% excluding the ex-Capitalia branches; "debts evidenced by certificates" recorded a marginal increase of 2.1%.

By product and not taking into account amounts handled by the Capitalia branches purchased during the year, customer preference was for greater liquidity: current accounts totalled 4,680.2 million, a rise of 13.6% in comparison to 31/12/01, and repurchase agreements amounted to 393.7 million, an increase of 12.8% (2001: -6.3%). Bonds rose 6% to 2,853.9 million; this was aided by the placement amongst customers of debt securities totalling 772 million, covering a 300 million tranche in the EMTN programme maturing at the end of the year. At the end of 2002, the Euro Medium Term Note programme amounted to 1,092.2 million, of which 567.2 million was underwritten by customers, 125 million by banks and 400 million in the form of a subordinated loan. The programme provides the Bank, in addition to its traditional funding sources, with new medium/long-term instruments necessary for Carige's strategic objectives over the same time span. Traditional bond issues destined to our customers numbered 27: 13 floating rate; 6 fixed rate; 5 step up; 2 structured; 1 zero coupon.

Other direct deposit products include savings deposits, which remained substantially unchanged over the period, and certificates of deposit, which dropped 20.2%. Within the latter aggregate, short-term CDs rose whilst there was a fall in demand for those with maturities over 18 months.

Turning to maturities, comparison with 2001 and 2002 confirms the growth in short-term deposits (19.4%) with more contained growth in the medium/long-term segment (+3.8%). Excluding the ex-Capitalia branches, short-term deposits rose by 10.9% (2001: +6.5%) and medium/long-term by 3.1% (2001:+14.5%). At 31st December 2002 derivative contracts covering bonds issued by the Bank amounted to 1,181.6 million.

FUNDING *(millions of Euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma (1) 31/12/02	Pro forma (1) Change % 2002	Pro forma (1) Change % 2001
Total (a+b+c)	11,433.8	10,318.5	10,151.6	9,251.4	12.6	10,708.6	5.5	1.1
Direct deposits (a)	9,236.2	8,643.3	8,099.3	6,915.9	14.0	8,763.4	8.2	9.3
Amounts owed to customers	5,912.3	5,176.8	4,863.1	4,089.8	21.6	5,458.1	12.2	7.3
current accounts	5,047.4	4,276.7	4,119.1	3,409.3	22.5	4,680.2	13.6	9.6
repurchase agreements	393.7	516.2	349.1	334.0	12.8	393.7	12.8	- 6.3
saving deposits	467.8	382.4	384.5	335.4	21.7	380.8	- 1.0	- 2.1
loans from international organizations	0.8	0.8	3.4	9.3	- 76.5	0.8	- 76.5	- 63.5
other borrowings	2.6	0.7	7.0	1.8	- 62.9	2.6	- 62.9	298.4
Debts evidenced by certificates	3,323.9	3,466.5	3,236.2	2,826.1	2.7	3,305.3	2.1	12.1
bond certificates	2,853.9	3,002.6	2,691.7	2,265.1	6.0	2,853.9	6.0	18.4
certificates of deposits	397.3	408.3	474.4	476.3	- 16.3	378.7	- 20.2	- 12.2
outstanding cheques	72.7	55.6	70.1	72.0	3.7	72.7	3.7	- 2.6
cash bonds	-	-	-	12.7	...	-	...	- 100.0
short term deposits	6,335.3	5,611.4	5,304.1	4,496.4	19.4	5,881.0	10.9	6.5
% Total	*68.6*	*64.9*	*65.5*	*65.0*		*67.1*		
long term deposits	2,900.9	3,031.9	2,795.2	2,419.5	3.8	2,882.3	3.1	14.5
% Total	*31.4*	*35.1*	*34.5*	*35.0*		*32.9*		
Amounts owed to credit institutions (b)	1,797.3	1,274.9	1,652.0	2,335.3	8.8	1,544.9	- 6.5	- 40.2
Deposits	1,307.8	783.8	1,156.4	1,661.5	13.1	1,055.4	- 8.7	- 45.7
Financing	273.2	301.9	288.4	293.2	- 5.3	273.2	- 5.3	- 1.6
Current accounts	53.9	27.7	29.8	38.8	80.9	53.9	80.9	- 23.2
Repurchase agreements	162.4	161.5	177.4	341.8	- 8.5	162.4	- 8.5	- 48.1
Due to central banks	-	-	-	-	...	-	...	...
Funds managed on behalf of third parties (c)	0.3	0.3	0.3	0.2	-	0.3	-	50.0
Subordinated loans (d)	400.0	400.0	400.0	-	-	400.0	-	...

(1) *pro-forma results illustrate changes between 2002 and 2001 by excluding business related to the Capitalia group branches acquired during 2002, and between 2001 and 2000 by excluding business related to the Intesa group branches acquired during 2001.*


DEPOSITS (millions of Euros)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,916
8,099
9,236
2000
2001
2002
Repurchase agreement
Certificates of deposits
Bond certificates
Other borrowings

Carige direct deposits are concentrated amongst families: 66% (3,902.4 million) of the total aggregate, slightly down on the figure recorded for 2001 (67.7%). Non-finance and family businesses follow (1,112.2 million), representing 18.8% of the total, little changed over 2001. The caption "finance companies" rose from 2.8% to 8.5% boosted by the increased liquidity of the two SPVs connected to the two securitisation operations carried out by the Bank.

DIRECT DEPOSITS (1) - DISTRIBUTION BY SECTOR *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Amounts owed to customers	5,912.3		4,863.1		4,089.8	
Public Administration	153.8	2.6%	179.1	3.7%	94.4	2.3%
Financial institutions	502.0	8.5%	135.2	2.8%	177.4	4.3%
Non-financial institutions and personal businesses	1,112.2	18.8%	923.6	19.0%	730.1	17.9%
Private social bodies	155.3	2.6%	248.3	5.1%	186.9	4.6%
Families	3,902.4	66.0%	3,294.4	67.7%	2,860.2	69.9%
Total residents	**5,825.7**	**98.5%**	**4,780.6**	**98.3%**	**4,049.0**	**99.0%**
Rest of the world	86.6	1.5%	82.5	1.7%	40.8	1.0%
Total	5,912.3	100.0%	4,863.1	100.0%	4,089.8	100.0%
Debts evidenced by certificates	3,323.9		3,236.2		2,826.1	
TOTAL DIRECT DEPOSITS	9,236.2		8,099.3		6,915.9	

(1) Balance Sheet (Liabilities) captions 20 and 30.

With the purchase of 42 branches from the Capitalia group, Carige was able to consolidate its position in areas of recent market penetration such as Veneto in the northeast, Latium in the centre, and Apulia and Sicily in the south. The acquisitions also represented Carige's first branches in the central Italian regions of Umbria and Marches. The additions to the Carige Group's banking network during the year had a significant redistributional effect on the geographical concentration of our customer base: Liguria continued to be Banca Carige's stronghold accounting for 77.7% of customer deposits and the entirety of the Bank's EMTN programme although its share is lower than the previous year's figure of 83.4%. The increase in the share of other regions was particularly evident in Latium, which now makes up 5.3% of customer deposits (2001: 1.8%), followed by Sicily (4.7%), Lombardy (3.7%), and Apulia (1.3%). The Bank's other operating regions recorded few changes in the year: Emilia Romagna (1.9%), Piedmont (2.7%); Veneto, Sardinia, Tuscany, Marches, and Umbria each accounted for less than 1%.

Amounts owed to banks totalled 1,797.3 million, a rise of 8.8% in comparison to the year ending 31/12/01 (-6.5% excluding the ex-Capitalia branches). In particular, not taking into account business associated with the branches purchased during the year, there were falls in deposits, down 8.7% to 1,055.4 million, financing -5.3% to 273.2 million (2001: -1.6%) and repurchase agreements (-8.5% to 162.4 million). The only component of this aggregate to record a rise was current accounts, which rose 80.9% to 53.9 million.

Funds managed on behalf of third parties remained stable at 0.3 million.

Deposits include a **subordinated loan** issued in September 2001 for 400 million.

Further details are given in sections 6 and 11, part B of the explanatory notes.

DIRECT DEPOSITS (1) - GEOGRAPHICAL DISTRIBUTION *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	7,165.3	77.7%	6,758.6	83.4%	6,307.8	91.2%
Latium	490.4	5.3%	144.9	1.8%	-	-
Sicily	436.8	4.7%	363.3	4.5%	197.3	2.9%
Lombardy	345.7	3.7%	271.9	3.4%	139.4	2.0%
Piedmont	251.8	2.7%	212.5	2.6%	125.6	1.8%
Emilia Romagna	176.8	1.9%	145.1	1.8%	105.2	1.5%
Apulia	118.3	1.3%	85.9	1.0%	-	-
Veneto	87.2	0.9%	46.3	0.6%	6.8	0.1%
Sardinia	52.7	0.6%	30.2	0.4%	8.3	0.1%
Marches	47.9	0.005	-	-	-	-
Tuscany	18.3	0.2%	16.2	0.2%	8.0	0.1%
Umbria	18.4	0.2%	-	-	-	-
Total Italy	**9,209.6**	**99.7%**	**8,074.9**	**99.7%**	**6,898.4**	**99.7%**
Abroad	26.6	0.3%	24.4	0.3%	17.5	0.3%
Total direct deposits	**9,236.2**	**100.0%**	**8,099.3**	**100.0%**	**6,915.9**	**100.0%**

(1) Balance Sheet (Liabilities) captions 20 and 30.

INDIRECT DEPOSITS *(millions of Euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma (1) 31/12/02	Pro forma (1) Change % 2002	Pro forma (1) Change % 2001
Total (A+B)	**12,632.9**	**11,758.8**	***11,348.9***	**10,677.9**	**11.3**	**11,656.4**	**2.7**	**- 1.5**
Assets under management (A)	**6,266.5**	**5,606.4**	***5,671.8***	**5,316.8**	**10.5**	**5,730.9**	**1.0**	**- 0.8**
Mutual funds and unit trusts	3,386.3	3,031.4	*2,985.0*	2,615.7	13.4	3,112.4	4.3	5.8
Private banking	2,135.6	2,030.6	*2,170.8*	2,292.2	- 1.6	2,016.4	- 7.1	- 12.0
including: Security management (2)	*975.4*	*966.7*	*917.4*	*929.3*	6.3	*971.7*	5.9	- 1.7
Mutual funds management	*1,160.2*	*1,063.9*	*1,253.4*	*1,362.9*	- 7.4	*1,044.7*	- 16.7	- 19.0
Bancassurance products	744.6	544.4	*516.0*	408.9	44.3	602.1	16.7	19.7
Assets in custody (B)	**6,366.4**	**6,152.4**	***5,677.1***	**5,361.1**	**12.1**	**5,925.5**	**4.4**	**- 2.1**
Government securities	3,759.3	3,758.3	*3,325.2*	3,129.2	13.1	3,531.2	6.2	1.6
Others	2,607.1	2,394.1	*2,351.9*	2,231.9	10.9	2,394.3	1.8	- 7.4

(1) pro-forma results illustrate changes between 2002 and 2001 by excluding business related to the Capitalia group branches acquired during 2002, and between 2001 and 2000 by excluding business related to the Intesa group branches acquired during 2001.
(2) Includes the entirety of the securities portfolios of the Group's insurance companies.

Indirect deposits rose 11.3% to 12,632.9 million. Within the aggregate there were similar rises in both assets under management and assets in custody. Excluding the contribution of the ex-Capitalia branches (976.5 million), the aggregate recorded a 2.7% increase for the year ending 31st December 2002.

In particular, assets under management recorded an increase of 10.5% to 6,266.5 million whilst assets in custody rose by 12.1% to 6,366.4 million. The rises, when excluding the contribution of the Capitalia branches purchased during the year, are much lower though there was some recovery after the poor results recorded in 2001. **Asset management** remained basically unchanged (+1%) whilst assets in custody rose 4.4%. Excluding the contribution of the ex-Capitalia branches, private banking totalled 2,016.4 million, down 7.1%, in line with the trend recorded over the last two years (2001: -12%).

Mutual funds, on the other hand, recorded an increase of 4.3% (2001: +5.8%). There were rises also for the Bank's bancassurance products: up 16.7% (2001: +19.7%).

Within private banking, securities management (971.7 million) rose 5.9% in comparison to a 1.7% fall in 2001. Fund management, however, dropped 16.7% to 1,044.7 million (2001: -19%). This negative performance can in part be put down to flows towards mutual funds and the continuing difficulties experienced by share markets. The positive trend in mutual funds is due to an upturn in the last quarter after nine months of overall stability. Drops in share funds were offset by demand for monetary and bond funds, which rose overall by 20.7% to 411.1 million. Balanced funds slipped 23.3% to 178.7 million, whilst other funds (flexible funds, closed funds, unit trusts) did not achieve significant volumes. **Assets in custody** totalled 5,925.5 million, up 4.4% over 2001. This result was due to an increase in the bond component, which made up for the falls in the share segment. Government stock rose 6.2% to 3,531.2 million.

Indirect deposits are concentrated amongst families: 10,399.1 million; 82.3% of the total. Finance companies account for 11.4% (1,444 million), an increase in comparison to the previous year's figure of 6.9%. Non-finance companies and family businesses represent 4% of the total aggregate (2001: 7%).

INDIRECT DEPOSITS - DISTRIBUTION BY SECTOR *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Public Administration	147.5	1.2%	178.6	1.6%	395.1	3.7%
Financial institutions	1,444.0	11.4%	785.5	6.9%	930.5	8.7%
Non-financial and personal businesses	509.9	4.0%	793.6	7.0%	447.0	4.2%
Private social bodies	111.0	0.9%	68.4	0.6%	53.4	0.5%
Families	10,399.1	82.3%	9,508.7	83.8%	8,755.8	82.0%
Total residents	**12,611.5**	**99.8%**	**11,334.8**	**99.9%**	**10,581.8**	**99.1%**
Rest of the world	21.4	0.2%	14.1	0.1%	96.1	0.9%
Total	**12,632.9**	**100.0%**	**11,348.9**	**100.0%**	**10,677.9**	**100.0%**

The distribution of indirect deposits by geographical area confirms the dominance of Liguria at 78.3% of the aggregate total. A five percent fall in Liguria's share during 2002 is due to the purchase of 42 branches from the Capitalia group. As a result, Latium (6%) and Sicily (3.1%) increased their share of indirect deposits whilst Emilia Romagna, Veneto, Apulia, Sardinia and Tuscany remained unchanged. The share represented by Lombardy and Piedmont actually fell. The two new operating regions for the Bank after the acquisition – Umbria and Marches – account for 0.4% and 1.2%, respectively.

INDIRECT DEPOSITS - GEOGRAPHICAL DISTRIBUTION *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	9,883.8	78.3%	9,516.0	83.8%	9,544.0	89.4%
Latium	763.8	6.0%	136.7	1.2%	-	-
Lombardy	580.3	4.6%	652.6	5.8%	484.0	4.5%
Sicily	396.4	3.1%	249.3	2.2%	208.5	2.0%
Piedmont	382.8	3.0%	377.6	3.3%	258.5	2.4%
Emilia Romagna	166.3	1.3%	173.9	1.5%	146.5	1.4%
Marches	153.0	1.2%	-	-	-	-
Veneto	118.7	0.9%	108.0	1.0%	7.9	0.1%
Apulia	97.6	0.8%	97.0	0.9%	-	-
Umbria	46.1	0.4%	-	-	-	-
Sardinia	21.3	0.2%	11.4	0.1%	3.2	-
Tuscany	15.2	0.1%	15.5	0.1%	12.9	0.1%
Total Italy	**12,625.3**	**99.9%**	**11,338.0**	**99.9%**	**10,665.5**	**99.9%**
Abroad	7.6	0.1%	10.9	0.1%	12.4	0.1%
Total indirect deposits	**12,632.9**	**100.0%**	**11,348.9**	**100.0%**	**10,677.9**	**100.0%**

Total lending at the end of 2002 reached 11,953.4 million, an increase of 9.4% over 2001. The rise after excluding the contribution of the Capitalia branches acquired during the year was of 3.6%.

Lending to customers recorded an annual rate of expansion of 15.6% to 8,634.9 million. The aggregate total when excluding the ex-Capitalia branches amounted to 8,124.1 million (2001: +4.4%). The aggregate at the end of 2001 included a loan granted to Argo Mortgage, the special purpose vehicle set up during the securitisation of performing mortgages for 511.5 million. The transaction was concluded on 25th March 2002 with a bond issue and with it the loan was no longer recorded at this item. Therefore, excluding this position from year-end 2001, and the contribution of the Capitalia branches, lending to customers rose 16.7%,

Before value adjustments, lending to customers amounted to 8,515.3 million, up 15.7% in comparison to the end of 2001 (+8.7% excluding the ex-Capitalia branches).

With regards to **maturities**, short-term lending amounted to 3,149.4 million, down 4.5% over 31/12/01. However, excluding both short-term lending aggregates associated with the new branches and the loan granted to Argo Mortgage, short-term credits rose 4.5% in 2002. The medium/long-term component of 5,249.8 million recorded a 32.2% increase (+25.3% excluding the ex-Capitalia branches).

There was a generalised increase in demand over the full range of the Bank's lending products. In greater detail, **the Commercial Credit Division**, offering short-term lending solutions also in currency, accounted for 43.8% of the total at 31st December 2002. This result was 20.4% higher than the previous year. The total, excluding the contribution of the Capitalia branches purchased during 2002, rose 12.8% to 3,544 million. This trend was confirmed by the positive performance recorded by current accounts during the year.

The Real Estate and Public Works Mortgage Division, operating in the field of mortgages and funding for public bodies, ended the year with total lending of 2,759.8 million, an increase of 36.6% (+23.1% when excluding the contribution of the branches purchased during the year). The Division's lending at 31/12/02 represented 32% of the Bank's total lending portfolio.

The Industrial and Agricultural Credit Division handles medium to long-term financing to firms. Its year-end result was 1,057.7 million, 12.2% of total lending. The Division's result was not affected by the activities of the new branches acquired during the year.

The Parabanking Division, offering leasing, factoring and consumer credit solutions, recorded a 37.4% increase in annual terms to account for 8.3% of total lending. The performance coincides substantially with the pro-forma figures. This increase was principally the result of expansion in leasing activity: up 58.7% to 614.7 million. The Division's other products recorded annual falls: factoring, down 24% to 96.2 million and consumer credit, down 33.5% to 4.4 million.

Leasing-related activity rose at a level greater than recorded in the Italian banking system as a whole. The result represents the fruits of Carige's efforts in this field in terms of achieving operational agility and decentralisation and the resulting acquisition of specialist knowledge on the part of our sales staff this process achieves. Growth in this area was boosted by the acquisition of the Group company *Ligure Leasing* and its 2,183 contracts for a value of 47.5 million (in addition to 0.2 million in arrears). Excluding this acquisition, the Division's result would still have been encouragingly high: +28.1%. There were rises both in the number of contracts and underlying amounts of, respectively, 17.1% and 40.9%. System-wide average increases for the year were of 6.7% for number of contracts and 16.6% for amounts. Growth stemmed from both the leasehold-property and capital goods segments: the former recorded increases in number and amounts of 36% and 23.9%, whilst the latter recorded a 16.6% rise in number and a doubling in amounts. This last result was due to a ship-leasing contract to a major customer. Car-related leasing recorded more contained increases: +9.2% in number and +10.7% in amounts.

The Division's factoring activity recorded an 11.2% drop both in the number of contracts stipulated and in amounts (-12.9% to 87 million). Outstanding invoice amounts at year-end totalled 287 million (-10.6%) and turnover for the year amounted to 408.8 million (-8.6%).

There were falls also in consumer credit. The number of contracts stipulated during the year fell from 3,216 in 2001 to 779 for an overall amount of 1.3 million (2001: 4.8 million; -73.2%). This fall was due not only to a decrease in consumer credit agreements between the Bank and retailers but also to heightened selectivity which saw 41.5% of requests turned down in comparison to 25% in the previous year.

Other credit forms recorded an 84.9% fall. This was due to the recording of a loan of 535.5 million during 2001 to the SPV Argo Mortgage as a part of the securitisation of a bundle of Carige's performing mortgages. At 31/12/02, as a result of the regular issuing of asset-backed securities and scheduled repayment programme, 511.9 million had been repaid.

LENDING *(millions of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma (1) 31/12/02	Pro forma (1) Change % 2002	Pro forma (1) Change % 2001
Total (a+b+c)	**11,953.4**	**10,737.0**	**10,910.7**	**10,097.8**	**9.6**	**11,306.7**	**3.6**	**3.0**
Loans to customers (a)	**8,515.3**	**7,489.6**	**7,362.5**	**6,562.9**	**15.7**	**8,004.5**	**8.7**	**4.3**
-Gross value (2)	8,634.9	7,616.4	7,471.2	6,664.9	15.6	8,124.1	8.7	4.4
. Commercial Credit	3,780.4	3,397.4	3,140.6	3,020.9	20.4	3,544.0	12.8	- 2.1
. Real estate and Public Works mortgages	2,759.8	2,306.8	2,020.4	1,941.9	36.6	2,486.9	23.1	- 11.4
. Industrial and Agricultural credit	1,057.7	1,046.7	1,018.6	952.1	3.8	1,057.7	3.8	3.7
. Parabanking (3)	715.2	605.9	520.6	411.5	37.4	715.2	37.4	26.5
. Others	86.1	35.4	570.6	183.3	- 84.9	84.6	- 85.2	211.2
-short term loans	3,149.4	2,838.1	3,298.4	2,680.7	- 4.5	2,912.6	- 11.7	15.1
% Gross value	*36.5*	*37.3*	44.1	*40.2*		35.9		
-long term loans	5,249.8	4,554.1	3,972.4	3,829.2	32.2	4,975.8	25.3	- 4.1
% Gross value	*60.8*	*59.8*	53.2	*57.5*		61.2		
. Bad loans	235.7	224.2	200.4	155.2	17.6	235.7	17.6	29.1
% Gross value	*2.7*	*2.9*	2.7	*2.3*		2.9		
-Specific allowances for loan losses (-)	119.6	126.8	108.7	102.0	10.0	119.6	10.0	6.6
Loans to banks (b)	**1,355.7**	**885.4**	**1,114.9**	**962.4**	**21.6**	**1,219.8**	**9.4**	**15.8**
-Gross value (2)	1,363.6	893.0	1,122.3	969.1	21.5	1,227.7	9.4	15.8
. Compulsory reserves	143.8	94.9	97.2	59.5	47.9	143.8	47.9	63.4
. Deposits	1,024.3	584.3	785.7	650.6	30.4	888.4	13.1	20.8
. Overdraft facilities	82.6	76.3	94.0	176.6	- 12.2	82.6	- 12.2	- 46.8
. Repurchase agreements	19.5	19.3	-	-	...	19.5	...	...
. Other loans	71.7	96.9	145.4	82.4	- 50.7	71.7	- 50.7	76.4
. Bad loans	21.7	21.4	-	-	...	21.7	...	...
% Gross value	*1.6*	*2.4*	-	-	...	1.8	...	...
-Specific allowances for loan losses (-)	7.9	7.6	7.4	6.7	7.0	7.9	7.0	9.9
Securities (c)	**2,082.4**	**2,362.1**	**2,433.3**	**2,572.5**	**- 14.4**	**2,082.4**	**- 14.4**	**- 5.4**
-Government securities	1,230.2	1,343.5	1,325.3	1,397.8	- 7.2	1,230.2	- 7.2	- 5.2
-Other securities	679.3	857.3	1,014.8	1,033.5	- 33.1	679.3	- 33.1	- 1.8
-Shares and equity securities	172.9	161.3	93.2	141.2	85.5	172.9	85.5	- 34.0

(1) pro-forma results illustrate changes between 2002 and 2001 by excluding business related to the Capitalia group branches acquired during 2002, and between 2001 and 2000 by excluding business related to the Intesa group branches acquired during 2001.
(2) inclusive of bad loans
(3) includes lease assets stated at balance sheet caption 100


LOANS TO CUSTOMERS (millions of Euros)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,665
7,471
8,635
2000
2001
2002
Parabanking
Industrial and Agricultural credit
Real estate and Public Works mortages
Others loans

Lending to non-finance and family businesses recorded significant levels of expansion (+19.3%); this sector received funds amounting to 5,335.2 million, which at 31/12/02 accounted for 61.8% of total lending (2001: 59.8%). Families made up 17.3% (1,492.1 million), an increase of 35.7% over 2001. The public administration is the third sector in terms of lending at 1,032.2 million. Its share remained stable at 12% of total lending despite recording an increase of 15.6%. Finance companies received 485.1 million, 5.6% of total loans in comparison to 11.6% in 2001. This decrease was due to the repayment of a credit facility on the part of Argo Mortgage.

Within the non-finance and family business sector, services to trade, salvage and repairs accounted for 998.4 million (11.6% of the total), up 13.8% over the previous year's figure. Building and public works comes next with 895.5 million at 10.4% of the total lending aggregate (2001: 10.7%). Other business areas recorded little variations over 2001 and these include air and sea transport services: 378.9 million (4.4% of total lending); hotel and catering services: 255.3 million (3% of total lending).

LOANS TO CUSTOMERS (1) - DISTRIBUTION BY SECTOR *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Public Administration	1,032.2	12.0%	892.8	11.9%	882.0	13.2%
Financial institutions	485.1	5.6%	856.7	11.6%	500.3	7.5%
Non-financial and personal businesses	5,335.2	61.8%	4,471.7	59.8%	3,923.9	59.2%
Agriculture, farming and fishing	*87.6*	*1.0%*	*78.1*	*1.0%*	*64.5*	*1.0%*
Energy products	*224.3*	*2.6%*	*164.2*	*2.2%*	*147.4*	*2.2%*
Mineral and ferrous metals and non ferrous	*120.9*	*1.4%*	*98.2*	*1.3%*	*72.0*	*1.1%*
Mineral and non metallic products	*87.0*	*1.0%*	*88.4*	*1.2%*	*84.5*	*1.3%*
Chemical products	*58.0*	*0.7%*	*49.3*	*0.7%*	*47.3*	*0.7%*
Metal products	*149.4*	*1.7%*	*124.7*	*1.7%*	*105.0*	*1.6%*
Agricultural and industrial machinery	*149.2*	*1.7%*	*149.5*	*2.0%*	*123.3*	*1.9%*
Office equipment	*29.1*	*0.3%*	*27.3*	*0.4%*	*26.9*	*0.4%*
Electrical supplies	*104.0*	*1.2%*	*108.2*	*1.4%*	*78.2*	*1.2%*
Means of transport	*85.7*	*1.0%*	*86.9*	*1.2%*	*60.0*	*0.9%*
Food, drink, tobacco	*167.7*	*1.9%*	*132.5*	*1.8%*	*124.3*	*1.9%*
Textiles, leather goods, clothing	*77.0*	*0.9%*	*64.6*	*0.9%*	*46.7*	*0.8%*
Paper, printing and publishing	*69.0*	*0.8%*	*59.4*	*0.8%*	*52.7*	*0.8%*
Rubber and plastic goods	*60.4*	*0.7%*	*50.4*	*0.7%*	*50.6*	*0.8%*
Other industrial products	*95.2*	*1.1%*	*84.2*	*1.1%*	*70.1*	*1.1%*
Building and public works	*895.5*	*10.4%*	*801.2*	*10.7%*	*645.3*	*9.7%*
Wholesale & retail trade, salvage and repairs	*998.4*	*11.6%*	*877.7*	*11.7%*	*832.9*	*12.5%*
Hotel and catering services	*255.3*	*3.0%*	*188.5*	*2.5%*	*175.4*	*2.6%*
Transport services	*120.9*	*1.4%*	*106.9*	*1.4%*	*88.4*	*1.3%*
Air and sea transport-related services	*378.9*	*4.4%*	*309.5*	*4.1%*	*267.5*	*4.0%*
Transport-related services	*240.0*	*2.8%*	*173.2*	*2.3%*	*204.4*	*3.1%*
Communications-related services	*60.0*	*0.7%*	*7.2*	*0.1%*	*6.7*	*0.1%*
Sales-related services	*821.7*	*9.5%*	*641.6*	*8.6%*	*549.8*	*8.2%*
Private social bodies	28.5	0.3%	21.7	0.3%	16.2	0.2%
Families	1,492.1	17.3%	1,099.5	14.7%	1,196.5	18.0%
Total residents	**8,373.1**	**97.0%**	**7,342.4**	**98.3%**	**6,518.9**	**97.8%**
Rest of the world	261.8	3.0%	128.8	1.7%	146.0	2.2%
Total	**8,634.9**	**100.0%**	**7,471.2**	**100.0%**	**6,664.9**	**100.0%**

(1) Balance Sheet (Assets) caption 30 inclusive of expected losses and leasing.

At 31st December 2002, Liguria accounted for 63.7% of total credits granted. This result was sharply down on figures recorded at the end of 2000 (75.9%) and 2001 (70.7%). The reduction in Liguria's share stems from Carige's expansion into other operating areas nationally via the branch acquisition programme. Lombardy received 12.1% of total lending, Latium 3.7%, Veneto 1.9% and Sicily 1.8%. There were falls in the share of lending represented by Emilia Romagna (6.3%) and Piedmont (5.3%). Lending in Umbria and Marches - two new additions to the Carige distribution network during 2002 – represented 1.1% and 1.6%, respectively. The share of Apulia, Sardinia and Tuscany was below 1% each.

LOANS TO CUSTOMERS (1) - GEOGRAPHIC DISTRIBUTION *(millions of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	5,505.5	63.7%	5,279.4	70.6%	5,065.6	75.9%
Lombardy	1,049.6	12.1%	803.4	10.8%	640.5	9.6%
Emilia Romagna	542.7	6.3%	522.9	7.0%	446.8	6.7%
Piedmont	454.7	5.3%	427.4	5.7%	335.5	5.0%
Latium	315.7	3.7%	74.1	1.0%	0.0	0.0%
Veneto	165.3	1.9%	102.1	1.4%	32.1	0.5%
Sicily	155.0	1.8%	96.3	1.3%	58.2	0.9%
Marches	134.8	1.6%	-	-	-	-
Umbria	94.9	1.1%	-	-	-	-
Apulia	61.5	0.7%	46.9	0.6%	-	-
Sardinia	41.7	0.5%	15.3	0.2%	4.5	0.1%
Tuscany	40.3	0.5%	41.1	0.6%	31.2	0.5%
Total Italy	**8,561.7**	**99.2%**	**7,408.9**	**99.2%**	**6,614.4**	**99.2%**
Abroad	73.2	0.8%	62.3	0.8%	50.5	0.8%
Total loans to customers	**8,634.9**	**100.0%**	**7,471.2**	**100.0%**	**6,664.9**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

At the end of 2002, Banca Carige had two substantial loan exposures totalling 316.3 million. Loan concentrations amongst the first 50 largest positions considered singly represented 24.3% of the total lending portfolio, basically unchanged in comparison to the previous year, whilst the figure rises to 47.2% when taking into consideration group connections.

Swaps and options covered 282.6 million of lending to customers at 31/12/02.

Lending to banks after value adjustments amounted to 1,363.6 million, up 21.5% over the 1,122.3 million recorded at the end of 2001. Excluding lending granted by the ex-Capitalia branches, the percentage increase totalled 9.4%. Expected losses on bad loan and watchlist positions amounted to 7.9 million.

The difference between interbank lending and deposits at 31/12/02 showed a balance in favour the latter of 441.6 million, down on 2001's 537.1 million.

Further details are given at sections 1 and 11, part B of the explanatory notes.

The Bank's securities portfolio at the end of 2002 totalled 2,082.4 million, down 14.4 % over 2001.

Bonds make up 91.7% of the portfolio and amounted to 1,909.5 million, a figure 18.4% lower than the previous year. Shares and funds, on the other hand, (172.9 million) recorded an 85.6% rise as a result of strong increases in bond and monetary mutual funds.

The trading portfolio totalled 1,849.6 million, of which 830.6 million covered by derivatives.

The investment portfolio is regulated by Consob's communication of 15/2/95 and the Bank of Italy's letter of 1/3/95 in addition to the Board of Directors' deliberation of 27/3/95, later modified on 6/12/99. The portfolio's total dropped 47.3% to 237.7 million principally due to a cost price sale of securities for around 147.6 million decided on by the Executive Committee in its meeting of 1st October 2002.

Losses on the securities portfolio totalled 18.8 million, of which 3.6 million related to bonds and the remaining 15.2 million on shares and funds; this last figure is an improvement on the previous year's result in spite of the continuing difficulties that characterised share markets. These losses are recorded at income statement caption 60 "gains and losses on financial transactions". In relation to these losses, writebacks totalling 0.4 million (2001: 1.7 million) were recorded.

Potential gains and losses of 23.9 and 1.6 million on the portfolio refer exclusively to investment securities.

Further details are given at section 2, part B of the explanatory notes.

Derivatives contracts still to reach expiry at 31/12/02 amounted to 4,863.7 million, up 25.3% in comparison to 2001. The principal contract types are swaps (75.4% of the total), index and rate options (15.2%) and credit derivatives (5.9%). The use of other types has been reduced or, in some cases, stopped. Of the total, 12.7% are capital-exchange contracts. The Bank stipulated two contracts with prime international institutes in relation to the securitisation of performing mortgages. Consequently, there was an increase in those contracts that expose the Bank to exchange or interest rate risk. There was, in fact, a rise in the number of these open-ended contacts by 57.9% to 1,079.9 million, 26.6% of the aggregate total (2001: 17.9%).

Hedging derivatives amounted to 2,307.7 million, an increase of 38.1 % in comparison to 2001. This type of derivative usage accounts for 47.8% (2001: 43%) of the total. Positions related to balanced contracts - representing 30% of the total - totalled 1,458.1 million, down 3.8% in comparison to the previous year.

Swaps amounted to 3,665.7 million and represent more than two thirds of the aggregate total (an increase of 53.5% over 2001). Index and rate options come next, making up 15% of the total at 737.6 million. Residual amounts are in the form of options on securities (113 million) and currency options (58.9 million).

Derivatives-related gains and losses of, respectively, 1.7 and 4.8 million were recorded. On the other hand, the following results were not recorded: gains on derivatives covering the trading securities portfolio of 52.4 million and of 35.5 million on derivatives covering bonds issued. Total non-recorded losses amounted to 70.3 million, of which 18.7 million relate to derivatives hedging positions in the trading securities portfolio, 18.6 million on derivatives covering bonds issued, and 18.1 million on derivatives covering customer lending.

Counterparties for the derivatives contracts are exclusively primary banks or finance companies. The year again saw no credit losses recorded on derivatives nor specific provisions for counterparty risk.

Further details are given at section 10, part B of the explanatory notes and at section 3, part C of the explanatory notes.

DERIVATIVES CONTRACTS *(millions of Euros)*

Principal (1)	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
- Forwards (2)	-	-	*45.0*	30.0	- 100.0	49.9
- Swaps (3)	3,665.7	3,244.8	*2,388.7*	2,553.3	53.5	- 6.4
- Futures	-	23.5	*323.5*	72.0	- 100.0	349.0
- Securities options	113.0	128.7	*475.8*	44.0	- 76.3	982.6
- Interest-rate options (4)	737.6	667.2	*121.0*	308.6	509.8	- 60.8
- Exchange rate options	58.9	129.2	*388.3*	362.0	- 84.8	7.3
- Credit default product	288.5	85.1	*139.6*	111.5	106.6	25.3
Total	**4,863.7**	**4,278.5**	***3,881.9***	**3,481.4**	**25.3**	**11.5**
- with exchange of principal	***617.7***	***510.2***	***805.8***	***557.7***	***- 23.3***	***44.5***
- without exchange of principal	***4,246.0***	***3,768.3***	***3,076.1***	***2,923.7***	***38.0***	***5.2***
- hedging	***2,307.7***	***2,183.4***	***1,670.6***	***1,468.3***	***38.1***	***13.8***
- trading	***2,556.0***	***2,095.1***	***2,211.3***	***2,013.1***	***15.6***	***9.8***
****** balanced contracts (5)***	***1,458.1***	***1,304.1***	***1,515.9***	***1,681.7***	***- 3.8***	***- 9.9***
****** open-ended contracts (6)***	***1,097.9***	***791.0***	***695.4***	***331.4***	***57.9***	***109.9***

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Item includes interest caps, interest rate floors and index options
(5) Contracts matched by contracts of same characteristics so giving the Bank full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

DERIVATIVES CONTRACTS AT 31/12/2002 *(millions of Euros)*

Principal (1)	Hedging	Trading			Total
		"balanced contracts" (5)	*"open-ended contracts" (6)*	Total	
- Forwards (2)	-	-	-	-	-
- Swaps (3)	1,832.8	*1,138.1*	*694.8*	*1,832.9*	**3,665.7**
- Futures	-	-	-	-	-
- Securities options (4)	106.4	-	*6.6*	*6.6*	**113.0**
- Index options	351.6	*261.0*	*125.0*	*386.0*	**737.6**
- Exchange-rate options	-	*58.9*	-	*58.9*	**58.9**
- Credit default product	17.0	-	*271.5*	*271.5*	**288.5**
Total	**2,307.8**	**1,458.0**	**1,097.9**	**2,555.9**	**4,863.7**
- with exchange of principal	*280.6*	*59.0*	*278.1*	*337.1*	*617.7*
- without exchange of principal	*2,027.2*	*1,399.0*	*819.8*	*2,218.8*	*4,246.0*

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Intem includes interest caps, interest rate floors and index options
(5) Contracts matched by contracts of same characteristics so giving the Bank full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

DERIVATIVES CONTRACTS: WRITEDOWNS AND REVALUATIONS *(millions of Euros)*

	Writedowns	Revaluations
1. Trading contracts	2.5	0.9
1.1 Non-quoted trading contracts	2.5	0.9
Forwards	-	-
Swaps	2.4	0.9
Derivatives on credits	0.1	-
1.2 Quoted trading contracts	-	-
2. Non-quoted hedging contracts	2.3	0.8
Swaps	2.1	0.3
Options	0.1	0.5
Derivatives on credits	0.1	0
Total	**4.8**	**1.7**

In spite of the economic difficulties of the last few years, Banca Carige's lending portfolio continues to be characterised by contained levels of risk. The ratio between the **Bank's total cash credits at risk** and total lending dropped from 4.7% in 2001 to 4.5% at the end of 2002.

The ratio of aggregate at risk/lending to ordinary customers also dropped from 5.1% to 4.9%. The bad loans/total lending ratio remained stable at the previous year's level (2.7%), excluding value adjustments the ratio was 1.6% (2001: 1.5%).

Total risk aggregates, as a consequence of greater critical mass intermediated by the Bank, rose 12.7% to 476.2 million. In the face of this, writedowns in both capital and interest rose by 76.9 million. This increase, excluding writebacks of 4.4 million and written off amounts of 61.3 million, meant an increase in expected losses from 119.3 million to 130.5 million (+9.4%). This figure represents 27.4% of the total aggregate at risk.

CREDITS AT RISK AND TOTAL ALLOWANCES *(thousands of Euros)*

	31/12/02				30/9/02			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	257,449	12,153	-	269,602	245,655	5,138	-	250,793
Watchlists	162,974	9,581	-	172,555	166,816	10,452	-	177,268
Country risk	19,390	687	-	20,077	19,426	2,885	-	22,311
Rescheduled loans	9,315	-	-	9,315	9,286	-	-	9,286
Bad leased assets	-	-	4,698	4,698	-	-	4,703	4,703
Total credits at risk	**449,128**	**22,421**	**4,698**	**476,247**	**441,183**	**18,475**	**4,703**	**464,361**
Specific allowances	**127,555**	**2,516**	**459**	**130,530**	**134,479**	**2,396**	**480**	**137,355**
Total allowances	**140,555**	**2,516**	**459**	**143,530**	**139,644**	**2,396**	**480**	**142,520**
- Specific allowances for loan losses	127,555	-	-	127,555	134,479	-	-	134,479
- Specific allowances for guarantees and commitments	-	2,516	-	2,516	-	2,396		2,396
- Specific allowances for leased assets	-	-	459	459	-	-	480	480
- General allowances for loan losses	13,000	-	-	13,000	5,165	-	-	5,165

	31/12/01				31/12/00			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	200,452	5,402	-	205,854	155,252	6,618	-	161,870
Watchlists	158,453	11,808	-	170,261	153,180	1,419	-	154,599
Country risk	35,086	1,575	-	36,661	22,873	1,123	-	23,996
Rescheduled loans	7,902	-	-	7,902	8,247	-	-	8,247
Bad leased assets	-	-	1,867	1,867	-	-	2,030	2,030
Total credits at risk	**401,893**	**18,785**	**1,867**	**422,545**	**339,552**	**9,160**	**2,030**	**350,742**
Specific allowances	**116,134**	**2,782**	**430**	**119,346**	**108,760**	**2,922**	**468**	**112,150**
Total allowances	**121,299**	**2,782**	**430**	**124,511**	**113,925**	**2,922**	**468**	**117,315**
- Specific allowances for loan losses	116,134	-	-	116,134	108,760	-	-	108,760
- Specific allowances for guarantees and commitments	-	2,782	-	2,782	-	2,922	-	2,922
- Specific allowances for leased assets	-	-	430	430	-	-	468	468
- General allowances for loan losses	5,165	-	-	5,165	5,165	-	-	5,165

Total cash credits at risk amounted to 449.1 million, an increase of 11.8% over the previous year's figure of 401.9 million. This rise is principally the result of a 28.4% increase in bad loans during the year. The increase totalled almost 57 million, of which 29.8 million referred to two positions that had previously been categorised as, respectively, a country risk and watchlist. Commitments totalled 22.4 million (2001: +19.4%), due to an increase in bad loans of 6.8 million.

Bad lease contracts amounted to 4.7 million (2001: 1.9 million).

CASH CREDITS AT RISK *(thousands of Euros)*

	31/12/02				30/9/02			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	235,729	101,650	134,079	43.1	224,212	107,046	117,166	47.7
- banks	21,720	7,648	14,072	35.2	21,443	7,371	14,072	34.4
Watchlists								
- customers	162,529	15,825	146,704	9.7	166,281	18,693	147,588	11.2
- banks	445	267	178	60.0	535	264	271	49.3
Country risk								
- customers	18,423	-	18,423	0.0	19,116	-	19,116	0.0
- banks	967	-	967	0.0	310	-	310	0.0
Rescheduled loans								
- customers	9,315	2,165	7,150	23.2	9,286	1,105	8,181	11.9
Total cash credits at risk	**449,128**	**127,555**	**321,573**	**28.4**	**441,183**	**134,479**	**306,704**	**30.5**
- customers	425,996	119,640	306,356	28.1	418,895	126,844	292,051	30.3
- banks	23,132	7,915	15,217	34.2	22,288	7,635	14,653	34.3
Performing loans	9,549,353	-	9,549,353	-	8,067,929	-	8,067,929	-
- customers	8,208,903	-	8,208,903	-	7,197,484	-	7,197,484	-
- banks	1,340,450	-	1,340,450	-	870,445	-	870,445	-
Total loans	**9,998,481**	**127,555**	**9,870,926**	**1.3**	**8,509,112**	**134,479**	**8,374,633**	**1.6**
- customers	8,634,899	119,640	8,515,259	1.4	7,616,379	126,844	7,489,535	1.7
- banks	1,363,582	7,915	1,355,667	0.6	892,733	7,635	885,098	0.9

	31/12/01				31/12/00			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	200,452	89,930	110,522	44.9	155,252	80,219	75,033	51.7
Watchlists								
- customers	158,453	16,940	141,513	10.7	153,180	20,068	133,112	13.1
Country risk								
- customers	12,495	344	12,151	2.8	803	241	562	30.0
- banks	22,591	7,426	15,165	32.9	22,070	6,781	15,289	30.7
Rescheduled loans								
- customers	7,902	1,494	6,408	18.9	8,247	1,451	6,797	17.6
Total cash credits at risk	**401,893**	**116,134**	**285,759**	**28.9**	**339,552**	**108,760**	**230,793**	**32.0**
- customers	379,302	108,708	270,594	28.7	317,482	101,979	215,504	32.1
- banks	22,591	7,426	15,165	32.9	22,070	6,781	15,289	30.7
Performing loans	8,191,559	-	8,191,559	-	7,294,518	-	7,294,518	-
- customers	7,091,849	-	7,091,849	-	6,347,437	-	6,347,437	-
- banks	1,099,710	-	1,099,710	-	947,081	-	947,081	-
Total loans	**8,593,452**	**116,134**	**8,477,318**	**1.4**	**7,634,071**	**108,760**	**7,525,311**	**1.4**
- customers	7,471,151	108,708	7,362,443	1.5	6,664,920	101,979	6,562,941	1.5
- banks	1,122,301	7,426	1,114,875	0.7	969,151	6,781	962,370	0.7

Expected losses derive from an analytical valuation of bad loans, restructured credits, credits implicit in lease contracts, and significant watchlist positions. Remaining watchlists are evaluated according to the lump-sum analysis applied to expected losses.

During the year changes were made to the classification criteria used for credits granted to residents in non-OECD countries (positions subject to country risk). Credits were previously valuated on a lump-sum basis (with the exception of certain significant exposures that were valued analytically); from 2002 all "country-risk" positions along with their related writedowns are evaluated analytically and assigned the relevant risk category (bad loans, watchlists, restructured). For those positions where no credit risk is ascertained, these are

recorded at a specific category within the country risk aggregate.
During 2002, provisions before related writebacks amounted to 60.4 million. There now follows an analysis of the single risk-type categories:

- **bad loans** totalled 269.6 million at 31/12/02, of which 235.7 million refer to cash credits to customers, 21.7 million in the form of cash credits to banks, and 12.2 million relating to commitments. The aggregate total recorded a 31% rise over the year as a result of the transfer of certain significant cash credits and commitments into this risk category. Cash credits were written down by 42.5%; provisions cover 20.7% of commitments in this category. Overall, the bad loans/total customer lending ratio remained at the previous year's level of 2.7%;
- **watchlists** totalled 172.6 million, slightly up by 2.9% over 2001 as a result of rises in cash credits (163 million; +2.9%), offset in part by a fall in commitments (9.6 million; -18.9%). Expected losses totalled 16.1 million and refer entirely to cash credits, the latter written down by 9.9% (9.3% of total writedowns for this risk aggregate);
- **country risk positions** totalled 20.1 million, of which 19.4 million in the form of cash credits and 0.7 million in commitments. This aggregate was 45.2% down on 2001;
- **rescheduled loans** recorded a 17.9% increase in comparison to 2001 to reach 9.3 million; writedowns totalled 2.2 million, representing 23.2% of the aggregate total.

CREDIT COMMITMENTS *(thousands of Euros)*

	31/12/02			30/9/02		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	12,153	2,516	20.7	5,138	2,396	46.6
Watchlists	9,581	-	...	10,452	-	...
Country risk	687	-	...	2,885	-	...
Total guarantees and commitments at risk	**22,421**	**2,516**	**11.2**	**18,475**	**2,396**	**13.0**
Performing guarantees and commitments	1,214,473	-	...	1,176,929	-	...
Total guarantees and commitments	**1,236,894**	**2,516**	**0.2**	**1,195,404**	**2,396**	**0.2**

	31/12/01			31/12/00		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	5,402	2,309	42.7	6,618	2,585	39.1
Watchlists	11,808	-	...	1,419	-	...
Country risk	1,575	473	30.0	1,123	337	30.0
Total guarantees and commitments at risk	**18,785**	**2,782**	**14.8**	**9,160**	**2,922**	**31.9**
Performing guarantees and commitments	1,116,121	-	...	1,101,994	-	...
Total guarantees and commitments	**1,134,906**	**2,782**	**0.2**	**1,111,154**	**2,922**	**0.3**

ALLOWANCES AND WRITE OFFS AGAINST LENDING RISKS

(thousands of Euros)

	31/12/02	31/12/01	31/12/00
PATRIMONIAL AND ECONOMIC ASSETS			
Total credits at risk			
Closing balances	476,247	422,545	350,743
Year's net change	53,702	71,801	- 274,395
Write offs	61,338 (3)	50,560 (3)	130,364 (3)
Year's gross change	115,040	122,361	- 144,031
Reserves for loan losses - Caption 90			
Opening balances	5,165	5,165	2,582
- provisions (+)	13,000	2,433	5,165
- utilizations (-)	5,165	2,433	2,582
- other changes (-)	-	-	-
Closing balances	13,000	5,165	5,165
Allowances and write offs			
Allowances (a)	130,530	119,346	112,149
Write offs	61,338 (3)	50,560 (3)	130,364 (3)
Total allowances and write offs (b)	191,868	169,905	242,513
Allowances and write offs of the year ((b) - (a) of the previous year)	**72,522**	**57,755**	**52,160**
COVERING OF ALLOWANCES AND WRITE OFFS OF THE YEAR			
Income statement	**55,253**	**45,124**	**41,573**
Caption 100 - Provision for risk and charges (leasing) (+)	29	-	-
Caption 120 - Provisions (+) (1)	59,578 (3)	48,178 (3)	47,334 (3)
Caption 130 - Recoveries (-) (2)	4,354	3,054	5,761
Withdrawal from income statement	**12,103**	**9,676**	**8,018**
Irrecoverable interest on overdue loans (+)	12,103	9,676	8,018
Income statement of the previous years	**5,165**	**2,955**	**2,568**
Utilization of general allowances for loan losses - caption 90 (+)	5,165	2,433	2,582
Other changes (-)	-	- 522 (4)	14
Total	**72,521**	**57,755**	**52,160**

(1) Caption 120 for 31/12/02, 31/12/01 and 31/12/00 includes exchange-translation differences, respectively, of 91,000, 24,000 and 22,000 stemming from write-downs relative to Nice branch.

(2) Caption 130 excludes, respectively, 5,510,000, 2,555,000 and 6,819,000 related to the ex-Tax Collection Service and to written off credit collection for 31/12/02, 31/12/01 and 31/12/00.

(3) Includes 12,455,000 related to securitised bad loans.

(4) Of which 561,000 in writedowns on credits related to ex-IntesaBci branches.

Lending risk at 31st December 2002 was calculated at 72.5 million (2001: 57.8 million), of which 12.1 million in the form of written off interest arrears. The remaining amount was made up by:

- 59.6 million in writedowns recorded at income statement caption 120;
- 4.4 million in writebacks, previously either written down or written off, stated at income statement 130;
- 5.2 million, the total amount utilised during the year from the credit risk reserves, stated at income statement 90.

BAD LOANS (1) - DISTRIBUTION BY SECTOR *(thousands of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Public Administration	21	-	18	-	-	-
Financial institutions	11,497	4.9%	9,472	4.7%	4,588	3.0%
Non-financial and personal businesses	172,687	73.3%	145,176	72.5%	121,996	78.6%
Agriculture, farming and fishing	*3,053*	*1.3%*	*3,295*	*1.6%*	*3,067*	*2.0%*
Energy products	*173*	*0.1%*	*275*	*0.1%*	*164*	*0.1%*
Mineral and ferrous metals and non ferrous	*243*	*0.1%*	*294*	*0.1%*	*276*	*0.2%*
Mineral and non metallic products	*3,831*	*1.6%*	*3,211*	*1.6%*	*1,957*	*1.3%*
Chemical products	*964*	*0.4%*	*527*	*0.3%*	*337*	*0.2%*
Metal products	*6,233*	*2.6%*	*6,070*	*3.0%*	*7,354*	*4.7%*
Agricultural and industrial machinery	*6,620*	*2.8%*	*12,808*	*6.4%*	*15,780*	*10.2%*
Office equipment	*1,346*	*0.6%*	*676*	*0.3%*	*190*	*0.1%*
Electrical supplies	*2,660*	*1.1%*	*3,346*	*1.7%*	*3,046*	*2.0%*
Means of transport	*1,036*	*0.4%*	*920*	*0.5%*	*1,067*	*0.7%*
Food, drink, tobacco	*6,273*	*2.7%*	*5,621*	*2.8%*	*5,606*	*3.6%*
Textiles, leather goods, clothing	*3,868*	*1.6%*	*4,065*	*2.0%*	*5,042*	*3.2%*
Paper, printing and publishing	*1,011*	*0.4%*	*1,337*	*0.7%*	*1,017*	*0.7%*
Rubber and plastic goods	*1,519*	*0.6%*	*1,576*	*0.8%*	*1,475*	*1.0%*
Other industrial products	*2,949*	*1.3%*	*2,727*	*1.4%*	*2,064*	*1.3%*
Building and public works	*64,474*	*27.5%*	*39,430*	*19.8%*	*28,190*	*18.2%*
Wholesale & retail trade, salvage and repairs	*39,420*	*16.7%*	*34,147*	*17.0%*	*28,204*	*18.2%*
Hotel and catering services	*7,017*	*3.0%*	*6,004*	*3.0%*	*4,261*	*2.7%*
Transport services	*4,779*	*2.0%*	*4,493*	*2.2%*	*2,303*	*1.5%*
Air and sea transport-related services	*79*	*0.1%*	*134*	*0.1%*	*64*	*0.0%*
Transport-related services	*1,629*	*0.7%*	*843*	*0.4%*	*914*	*0.6%*
Communications-related services	*219*	*0.1%*	*211*	*0.1%*	*202*	*0.1%*
Sales-related services	*13,291*	*5.6%*	*13,164*	*6.6%*	*9,416*	*6.0%*
Private social bodies	1,178	0.5%	1,652	0.8%	128	0.1%
Families	38,758	16.4%	33,047	16.5%	23,299	15.0%
Total residents	**224,141**	**95.1%**	**189,365**	**94.5%**	**150,011**	**96.7%**
Rest of the world	11,588	4.9%	11,087	5.5%	5,241	3.3%
Total	**235,729**	**100.0%**	**200,452**	**100.0%**	**155,252**	**100.0%**

(1) Inclusive of expected losses.

Bad loans are concentrated amongst non-finance, and family businesses: 73.3% of the total at 172.7 million; families come next accounting for 16.4% of the total bad risk portfolio of the Bank at 38.8 million. Within the first sector, the building and construction industry continues to have the highest risk rating, representing 27.5% of the total (64.5 million). Services to trade, salvage and repairs account for 16.7% (39.4 million). In comparison to 2001, there were few changes with regards to sector; what changes there were concerned categories within each sector and in particular the increased risk exposure levels of the building and construction industry.

BAD LOANS/LENDING RATIO (1) - DISTRIBUTION BY SECTOR

	31/12/02	31/12/01	31/12/00
Public Administration	0.0%	0.0%	-
Financial institutions	2.4%	1.1%	0.9%
Non-financial and personal businesses	3.2%	3.2%	3.1%
- including (2):			
Wholesale & retail trade, salvage and repairs	*3.9%*	*3.9%*	*3.4%*
Building and public works	*7.2%*	*4.9%*	*4.4%*
Sales-related services	*1.6%*	*2.1%*	*1.7%*
Air and sea transport-related services	*0.0%*	*0.0%*	*0.0%*
Transport-related services	*2.7%*	*3.2%*	*2.4%*
Private social bodies	4.1%	7.6%	0.8%
Families	2.6%	3.0%	1.9%
Total residents	**2.7%**	**2.6%**	**2.3%**
Rest of the world	4.4%	8.6%	3.6%
Total	**2.7%**	**2.7%**	**2.3%**

(1) Inclusive of expected losses.
(2) Principal branches of the economy in terms of overall credit exposure.

The risk index of Banca Carige's lending portfolio remained substantially unchanged in 2002 at 2.7%. In particular, an analysis of the bad loans/lending ratio per sector reveals the non-finance and family business sector most at risk at 3.2%. Although public and private social institutions have the highest bad loans/lending ratio at 4.1%, related bad loans account for only 0.5% of the total bad loans aggregate. Families, and finance businesses follow with risk indexes of 2.6% and 2.45%, respectively. The building and construction industry has the highest risk rating within the non-finance and family business sector, followed by services to commerce, salvage and repairs (3.9%), and other sales-related services (1.6%).

BAD LOANS (1) - GEOGRAPHIC DISTRIBUTION *(thousands of Euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	151,710	64.5%	117,101	58.5%	86,420	55.7%
Piedmont	25,642	10.9%	26,521	13.2%	26,166	16.9%
Emilia Romagna	19,911	8.4%	23,133	11.5%	19,364	12.5%
Lombardy	15,621	6.6%	13,794	6.9%	11,999	7.7%
Sicily	5,675	2.4%	4,447	2.2%	3,542	2.3%
Tuscany	2,917	1.2%	3,416	1.7%	2,848	1.8%
Apulia	986	0.4%	-	-	-	-
Veneto	852	0.4%	895	0.4%	376	0.2%
Latium	809	0.3%	19	-	-	-
Sardinia	60	-	-	-	-	-
Marches	-	-	-	-	-	-
Umbria	-	-	-	-	-	-
Total Italy	**224,183**	**95.1%**	**189,326**	**94.4%**	**150,715**	**97.1%**
Abroad	11,546	4.9%	11,126	5.6%	4,537	2.9%
Total	**235,729**	**100.0%**	**200,452**	**100.0%**	**155,252**	**100.0%**

(1) Inclusive of expected losses.

Clearly, Liguria absorbs the majority of bad loans at 64.5%, up over 2001's figure of 58.5%. Outside Liguria, Piedmont accounts for 10.9% of total bad loans, Emilia Romagna 8.4%, and Lombardy 6.6%. Levels recorded in Banca Carige's other operating regions were marginal.

BAD LOANS / LENDING RATIO (1) - GEOGRAPHIC DISTRIBUTION

	31/12/02	31/12/01	31/12/00
Tuscany	7.2%	8.3%	9.1%
Piedmont	5.6%	6.2%	7.8%
Sicily	3.7%	4.6%	6.1%
Emilia Romagna	3.7%	4.4%	4.3%
Liguria	2.8%	2.2%	1.7%
Lombardy	1.5%	1.7%	1.9%
Apulia	1.6%	-	-
Veneto	0.5%	0.9%	1.2%
Latium	0.3%	0.0%	...
Sardinia	0.1%	-	-
Marches	-	-	-
Umbria	-	-	-
Total Italy	**2.6%**	**2.6%**	**2.3%**
Abroad	15.8%	17.9%	9.0%
Total	**2.7%**	**2.7%**	**2.3%**

(1) Inclusive of expected losses.

The bad loans/total lending ratio is generally contained throughout the areas of the Bank's operations, with the exception of Tuscany and Nice, France. Ratios are particularly low in Sardinia (0.1%), Latium (0.3%) and Veneto (0.5%).

SERVICES, MARKETING AND CUSTOMER PROTECTION

During 2002 Banca Carige continued to diversify revenue sources by developing the offer of its banking services over a wide range of areas: traditional intermediation and asset management; payment systems, with the support of continuing integration of distribution channels; commission income generated by services to business.

As a result, the share of gross operating income accounted for by service-generated income rose from 48.6% to 53.4%.

The number of banking service contracts with **customers**, excluding those related to the Capitalia branches acquired during 2002, totalled more than 706,000. Private customers accounted for 93% of the total.

Customer contracts totalled more than 635,000, of which 560,000 in the form of deposits - current accounts, deposit and savings accounts, interest-bearing bonds, certificates of deposit – which now make up 88% of the total; the remaining 12% was in the form of lending solutions to customers.

In the field of **assets under management** (mutual funds, securities and fund management, bancassurance products), the year saw the introduction of three new private banking investment lines belonging to the "*GP Soluzione Protetta*" brand, "Dinamica e Garantita" brand and "Traguardo Sicuro" brand. Unlike other private banking lines offered by the Bank, these guarantee the initial capital invested at a pre-determined maturity.

With regards to mutual fund products, the range offered by Nextra was rationalised during the year so as to achieve heightened management, operational and business efficiencies. From 1st October 2002, 36 funds of the Nextra range will be merged so bringing the number of funds down from 86 to 50.

In line with the model of multi-channel integrated distribution supported by the Bank, we continued to strengthen Internet facilities by improving mutual fund business opportunities and offering our customers switch payment facilities.

Banca Carige's portfolio of pension and insurance products plays an important role in expanding service-generated revenues. During the year, emphasis was placed on identifying and exploiting synergies between the Group's banking and insurance subsidiaries both by promoting insurance products over the counters of our bank branches (*bancassurance* or "insurance-in-bank") and by the distribution of bank products through the network of insurance agents (Banca Carige's *assicurbanca* or "bank-in-insurance").

In particular, **bancassurance** recorded a 44.7% increase in product sales during the year. This growth was due to expansion in the life assurance segment thanks to the success of the capital-guaranteed life policies referred to previously.

In addition to the unit linked multibrand "*Gestilink*" product, other new capital-guaranteed policies were launched: an index-linked policy, "*Carige Index* (mixed and four international funds), and the unit-linked "*Carige Unit Doppia Garanzia*" and "*Carige Unit Tripla Garanzia*".

Total premiums collected in the life segment amounted to 136.5 million, spurred by the capital-guaranteed policies, an increase of 46.3%. Other products in this area recorded negative, albeit contained, results.

Accident insurance recorded a 4.3% decrease in premiums to 3.1 million, similar to figures recorded in 2001.

BANCASSURANCE *(thousands of Euros)*

	31/12/2002	31/12/2001	31/12/2000	Change % 2002	Change % 2001
Total	**590,942**	**483,174**	**406,609**	**22.3**	**18.8**
Total	**139,574**	**96,480**	**162,051**	**44.7**	**-40.5**
Life	136,522	93,290	159,241	46.3	-41.4
- Carige Unit	36,610	-	-	...	...
- Carige Index	34,375	-	-	...	...
- Risparmio assicurato	31,902	32,331	34,195	-1.3	-5.5
- Gestilink	28,789	58,138	121,784	...	...
- Gestilink Plus	2,473	-	-	...	...
- Vita assicurata	1,540	1,723	1,948	-10.6	-11.6
- Previdenza attiva	701	833	1,044	-15.8	-20.2
- Mutuo assicurato	132	266	270	-50.3	-1.6
Accident	3,052	3,190	2,811	-4.3	13.5
- Correntista sicuro	1,094	1,085	1,094	0.9	-0.8
- Auto assicurata	1,125	1,113	910	1.1	22.3
- Casa assicurata	407	763	596	-46.7	28.1
- C/c assicurato	179	195	211	-8.0	-7.7
-Famiglia Assicurata	247	35	-	610.9	...

In the **bank-in-insurance** or *assicurbanca* segment, September saw the launch of our "Assurbanca Project", which aims to put in place a network made up by the insurance subsidiaries for the distribution of the Group's banking/insurance products. The project will achieve considerable commercial synergies by increasing both the placement of existing products and the number of new customers. The Group's insurance agents will carry out a variety of functions that include distribution and consultancy. Greater collaboration between bank branches and insurance offices will be generated thanks to state-of-the-art Internet technologies. Furthermore, marketing aspects will be managed by a centralised body that will carry out all trading and underwriting transactions as well as offering customer care services for the customers of those insurance offices not near a Group bank branch.

At 31st December 2002, there were 220 insurance agents working in collaboration with the Bank (2001: 92), 15% of which were financial consultants (*promotori*).

Turning to pensions, the Carige Open Pension Fund set up in accordance with the provisions of Legislative decree 124/93 and successive modifications and additions, closed the year with 10,792 fund members (2001: 6,238) and total funds of 26.3 million (2001: 9.9 million). Expansion in the Fund was helped by the subscription of a further block of Carige Group employees as part of an agreement signed between Carige management and trade unions, and new business generated by recent marketing campaigns. In addition, contracts were stipulated with various local and national bodies of the public administration, with further distribution opportunities offered by the network of banking and insurance consultants.

The number of transactions carried out via **the Group's payment systems** rose from 8.5 to 10 million (+17.6%), corresponding to a total amount of 1,532 million (+15.3%). The average number of transactions per branch totalled 24,000.

Cash cards ("Bancomat") issued by the Bank rose in number by 55 to 234,000, almost of all which can be used abroad. The average number of transactions per card rose from 33 in 2001 to 43.

There was growth also in the number of POS terminals: up from 8,101 to 9,440 (+16.5%). This growth was accompanied by increases both in the number of POS transactions carried out (from

2,436,000 to 3,249,000) and in related amounts (203.1 million; +25%). The number of transactions carried out by credit cards issued by Banca Carige at the end of 2002 reached 2,292,000 (more than 230.8 million euros). Overall, there were 107,390 credit cards in circulation (+3%); cards belonging to the Cartasi circuit rose 2% in number to 82,170; the motorway toll card "Viacard" also rose (+6%; 25,250 in circulation).

Banca Carige has always been a leader in the field of innovations regarding payment instruments. It participates in the Italian Banking Association's "*Progetto Microcircuito*" launched in October 1998 in line with the adoption of new anti-cloning microchip technology for debit and credit cards and its harmonisation to international standards.

Together with three other banks, in the first half of 2003 Carige will be involved in the pilot phase of the project that will be extended to all Italian banks in 2005. At the same time the new microchip will be distributed by the credit cards issued by *Servizi Interbancari* (so called "cartasi").

In October 2002, Banca Carige performed the first purchase by an Italian cardholder with the new technology in London.

Carige's foreign business (correspondent banking, etc.) remained stable over 2002 both with regards to sales and related commissions. In the second half of the year a new procedure ("*P.R.E.M.I.A.*") extending intranet utilisation from an information provider to operating instrument was launched.

Treasury and payment services managed by the Bank on behalf of public bodies and companies dropped from 624 in number at 31/12/01 to 617. Total funds handled decreased by 13.7% to 17.4 million with an average exposure of 37.2 million (+10.1%) and an average amount of funds deposited of 164.4 million (+2.5%).

A specific **corporate finance** unit of the Bank is active in providing consultancy and innovative forms of support to business which go beyond the traditional bank loan. During the year, project finance and requests for certification played an increasingly important part in this area. The year was characterised by increased activity in building and construction projects in Liguria in addition to the performance by the Bank of duties foreseen in its agreement with its German shareholder WestLB. The most important event in this area was the Bank's certification of the economic and financial plan prepared for the construction and subsequent management of the Milan-Brescia motorway.

There was a rise both in the number (+3.8%) and volume of financing granted against pledged goods(+9.2%). The total number ended the year at 29,166; **total funds** distributed amounted to 9.7 million. Activity was marked by small increases in the first half of the year followed by more substantial rises in the second half. A downturn in December was lower than that recorded in the previous year.

The Bank's marketing activities during 2002 were focused on customer needs and improvements in products, services, and distribution in order to guarantee greater levels of investment security for our customers.

In fact, in response to the uncertainty that marked financial market in 2002, savers logically turned to more defensive investment solutions. In response to this, the Bank realised seven new capital-guaranteed products, each one with its own sales and information support.

Market uncertainty benefited mortgages. At the same time we see our role not only as a mortgage supplier but crucially as an information provider. The role of bank as consultant is a key characteristic of our marketing strategy. This was demonstrated by the publication of the information booklet "The right time for your home purchase", prepared with the aim of helping customers make the right real estate purchase decisions. Further support in expanding Carige's customer base in this area, above all outside Liguria, was given by the agreement signed with Free Finance, a company managing the money section of the Virgilio portal. The site (www.virgilio.it) offers potential customers the possibility of receiving, free of charge, tailor made mortgage proposals from banks participating in the scheme.

In the last quarter a new mortgage offering total financing of the value of the property was launched.

With regards to transparency in dealings with customers, Carige adhered to the European Code of Conduct regarding mortgages. The Code allows customers to compare simply and quickly bank mortgage offers thanks to standardised estimates.

Customer satisfaction is crucial and feedback allows us to know what we are doing right and where things could be improved. In the second half of the year questionnaires were distributed throughout the Banca Carige Group network.

Complementary to this was market research carried out on behalf of the Bank by a leader in the field

aimed at creating, improving and extending contacts with our customers
In the area of distribution, particular attention was given to new channels such as e-banking, call centre and private banking consultants. In particular, on line banking services have been available since June that can be accessed via the Internet or the phone.
The Carige website (www.carige.it) was given a facelift during the year and important operational additions include the possibility of tax payment and securities dealing services.
In order to increase the number of our on line customers a free six month on line contract was offered during the second half of the year in addition to support and guidance for new and existing customers. A help package including a CD was produced that gives customers easy to follow indications about how to get the best out of the facility.
The Bank's 24-hour call centre service was extended to include fund subscriptions and securities dealing for the three banks of the Group. Banca Carige customers are also offered the possibility of subscribing Carige bonds.
The call centre functions also as an instrument for contacting specific target segments of our customer portfolio. Direct marketing promoted on line services and mortgages as well as making contact with potential customers in areas of new branch openings. It is also a channel for the monitoring of customer satisfaction. More than 25,000 existing and potential customers were contacted in this way during 2002.
Encouragement to use the new technologies the Bank has developed also came in the form of a multi-media centre in Genoa that allows customers to surf the Net free of charge.
The year saw also continuing support for our network of private banking consultants. In collaboration with Ernest & Young an on line consultancy project was launched offering advice on a wide range of matters ranging from tax, accounting, and labour law. Other initiatives include the launch of a specific campaign to assist those customers wanting to take advantage of the tax concessions offered on the return of capital previously taken out of the country during the era of restrictions on capital movements. In addition, several important conferences relating to tax, economic and finance issues were organised in Genoa, Milan, Turin, Bologna, Rome and Palermo during the year.

Carige continued to be fully in line with the requirements of Law 675/96 relating to the handling of customer data. During the year, all members of staff were updated concerning the privacy aspects of customer data for the banking industry.
The complaints office of the Bank is responsible for handling any requests from the Group's customers regarding the re-negotiation of fixed-interest rate mortgages pursuant to article 13 of Law 675/96. During the year two such requests were received.

PUBLIC RELATIONS AND THE PROMOTION OF CULTURAL, SCIENTIFIC AND SOCIAL ACTIVITIES

During 2002, the Bank focused particular attention on a wide range of promotional activities that included advertising campaigns and marketing in the form of targeting specific groups, public relations and contacts with the press.
In particular, in order to provide support for the Bank's business activities, on line and phone banking were vigorously promoted. The advertising campaign "*Tentazione Carige*" achieved good results in terms of significant increases both in customer contracts and awareness of new distribution channels.
A competition offering prizes was launched to promote current accounts for youngsters between the ages of 6 and 17. The "*Conto Young New*" competition generated more than 800 current accounts in this age group. Another innovative example of promotion for this age group was the series of practical lessons held in nine schools aiming at helping young people to understand the stock market.
Public relations activity was particularly intense in the Bank's new operating areas with special events accompanying the opening of the Group's banking branches (two new Carige branches in Milan and another in Sardinia; two branches in the Cuneo province of Piedmont belonging to the Cassa di Risparmio di Savona network; two branches of Banca del Monte di Lucca in Tuscany).
In the field of publishing, "Genoa and Spain", the first in a four-volume series describing the historical, artistic, commercial and social links between Genoa and four European countries, was

presented in the Ducal Palace in Genoa as part of the city's programme of activities as European Culture Capital in 2004.
In order to promote Liguria's artistic and landscape heritage, Carige collaborated in the publication of other significant volumes such as "*Argenti Torretta*", "*Paolo Gerolamo Piola e la sua grande casa genovese*", and "*Liguria, il mare e la sua terra*".
Banca Carige's collaboration with employers and employees' associations as well as with the University of Genoa continued as did the publication of well-established specialist reviews in the field of law and economics.
The Bank's visibility at local and national level was also helped by numerous contributions in the areas of the arts, sport and the community. The prestigious literary prize for women "*Rapallo Carige*" again in 2002 was a considerable success.
During the year, Carige participated in the Italian Banking Association's project "*Invito a Palazzo*", which offered the public the opportunity of visiting the buildings and art collections that make up a significant part of the patrimony of Italian banks. It also lent several of its most important items to exhibitions on the Genoese baroque held at the National Gallery in London and at the Hermitage in St Petersburg.
In collaboration with Genoa city council and the city's museums, the Bank continued to provide assistance in the drawing up of a museum map of the city.

DISTRIBUTION CHANNELS AND RESOURCE MANAGEMENT

Banca Carige's distribution system is a pillar of the Bank's integrated multi-channel strategy. Three major channels exist offering the customer extensive choice: traditional, remote and mobile.
Traditional distribution channels underwent rationalisation and reorganisation in terms of customer segmentation and further support to the network of private and corporate consultants.
In particular, **Banca Carige's branch network** recorded further expansion during the year as a result of the acquisition of 42 branches from the Capitalia Group (the acquisition came into effect on 31st December 2002). These branches are located in six Italian regions (2 in Veneto in the northeast, 3 in Marches, 1 in Umbria, 24 in Latium; 4 in Apulia and 8 in Sicily) and 16 provinces, 9 of which new operating areas for the Bank (Ancona, Ascoli Piceno, Perugia, Frosinone, Latina, Rieti in the centre of the country and Foggia, Lecce and Arigento in the south). Out of the 42 branches acquired, 28 belonged to Banca di Roma, 7 to Banco di Sicilia, and 7 to Bipop – Carire. The operation confirms our strategy of external growth, which foresees the acquisition of smaller-sized banks and of parts of branch networks and the consolidation of our operational network in areas of recent penetration, particularly in central Italy and Sicily.
At 31st December 2002, the branch network was made up by 391 branches, 201 (51.4%) of which in Liguria, 38 in Sicily, 35 in Lombardy, 32 in Latium, 30 in Piedmont, 19 in Emilia, 12 in Veneto, 9 in Apulia, 7 in Sardinia, 3 in both Marches and Tuscany, 1 in Umbria. Outside Italy, the Bank has a branch also in Nice, France as well as 8 representative offices and a recently opened desk at the Liguria Region's offices in Brussels.
During the year, the Bank opened 7 new branches.

DISTRIBUTION NETWORK

A) TRADITIONAL	31/12/02 number	31/12/02 Q%	30/9/02 number	30/9/02 Q%	31/12/01 number	31/12/01 Q%	31/12/00 number	31/12/00 Q%
NORTH-WEST ITALY	**266**	**68.0**	**266**	**76.2**	**263**	**76.2**	**236**	**83.4**
Liguria	201	51.4	201	57.6	199	57.7	202	71.4
- Genoa	136	34.8	136	39.0	134	38.8	134	47.3
- Imperia	27	6.9	27	7.7	27	7.8	27	9.5
- La Spezia	19	4.9	19	5.4	19	5.5	19	6.7
- Savona	19	4.9	19	5.4	19	5.5	22	7.8
Lombardy	35	9.0	35	10.0	34	9.9	15	5.3
Piedmont	30	7.7	30	8.6	30	8.7	19	6.7
NORTH-EAST ITALY	**31**	**7.9**	**30**	**8.6**	**31**	**9.0**	**18**	**6.4**
Emilia Romagna	19	4.9	20	5.7	20	5.8	16	5.7
Veneto	12	3.1	10	2.9	11	3.2	2	0.7
CENTRAL ITALY	**39**	**10.0**	**11**	**3.2**	**10**	**2.9**	**2**	**0.7**
Latium	32	8.2	8	2.0	7	2.0	-	-
Marches	3	0.8	-	-	-	-	-	-
Tuscany	3	0.8	3	0.9	3	0.9	2	0.7
Umbria	1	0.3	-	-	-	-	-	-
SOUTH ITALY AND ISLANDS	**54**	**13.8**	**41**	**11.7**	**40**	**11.6**	**26**	**9.2**
Sicily	38	10.9	30	9	30	9	21	7
Apulia	9	2.3	5	1.4	5	1.4	-	-
Sardinia	7	1.8	6	1.7	5	1.4	5	1.8
BRANCHES ABROAD: Nice (France)	**1**	**0.3**	**1**	**0.3**	**1**	**0.3**	**1**	**0.4**
TOTAL	**391**	**100.0**	**349**	**100.0**	**345**	**100.0**	**283**	**100.0**

	31/12/02	30/9/02	31/12/01	31/12/00
Private banking consultants	68	66	64	62
Corporate consultants	44	38	38	-

B) REMOTE	31/12/02	30/9/02	31/12/01	31/12/00
ATM - Bancomat	455	407	391	314
Bancacontinua (self service)	13	13	13	13
POS (1)	9,440	9,132	8,101	6,801
Home banking (contracts)	7,971	7,806	6,274	6,170
Service on line (2)	46,124	43,765	37,169	11,679

(1) Figures do not include ex-Capitalia brances.
(2) Internet banking and Call Center contracts.

C) MOBILE	31/12/02	30/9/02	31/12/01	31/12/00
Insurance agents (3)	220	88	92	68
Estate agents	1,269	1,229	769	315

(3) Agents of the Group's insurance subsidiaries distributing Banca Carige products.

Carige's retail vocation was confirmed by a review of its traditional branch network based on the segmentation of its customers into specific profiles. This project got under way in 1999 and created the provision of financial consultants for high net worth customers. This was followed in 2001 with the creation of a network of advisors for our corporate clients.

In particular, **consultancy for private banking clients** is available in Liguria, Lombardy and Sicily. During the year this service was extended to other, new operating areas including Rome and Bologna. At 31st December, the service was available in 6 regions, made up by 66 consultants located in 22 districts under the direction of respective area managers.

The effectiveness of this service is demonstrated by the results: at year end private banking consultants managed total funds of 3,526 million, 19.8% of the Bank's total financial intermediation activities (2001: 15.1%). This result represents a 20.3% increase over the previous year and is all the more encouraging given the climate of uncertainty that characterised financial markets during 2002.

Carige's network of corporate consultants was introduced in 2001 and was initially limited to Liguria. During 2002, the service became fully operational and was extended to Lombardy in October. At the end of the year the network was made up by 44 consultants located in 10 districts (9 in Liguria, 1 in Lombardy).

Remote distribution channels include the Bank's fully-automated "*Bancacontinua*" branches and ATM "*Bancomat*" network. The number of "*Bancacontinua*" branches remained unchanged during 2002 at 13 whilst there were 64 additions to the ATM network bringing the total up to 466. Of the additions, 46 were installed in the Capitalia branches acquired during the year. The number of **POS** terminals installed rose 16.5% from 8,101 to 9,440.

Banca Carige's **Internet service** was introduced in July 2000 and has been regularly updated since so as to guarantee breadth of product choice, ease of access and security.

The Internet is an important means by which customers can access our services and it is therefore a node for both operations and intra-channel communications. It allows for the creation of significant synergies between the various channels of distribution and for heightened knowledge regarding customer needs.

The Net therefore has a dual operational function: firstly, it enables the offloading of low net worth transactions from traditional distribution channels and, secondly, offers opportunities for cross selling.

There was considerable expansion in Carige's Internet operations during the year: at 31/12/02 the number of contracts totalled 36,099 (2001: 29,202), an increase of 18.7% in comparison to the previous year. Of these contracts, 80.5% (29,071) are categorised as active (customers performing at least one transaction in a year). The total number of active contracts rose 29.9% over 2001, of which nearly half in the form of instruction-based rather than information-based transactions.

The number of transactions carried out overall during the year was little changed in comparison to 2001; what did change were the amounts involved, which recorded an increase over the twelve months from January to December 2002. In particular, amounts handled by Carige on line transactions totalled 3.3 million, 69% relating to traditional transactions (2001: 34.2%). This result reflects the difficulties of on line trading experienced during the year.

Transactions involving the transfer of money amounted to 345,000 (13.1% the Bank's total transactions carried out during the year), 248,000 of which in the form of bank transfers and various forms of payments for a related amount of 250.5 million, and 97,000 in securities trading (403.8 million).

In October, Carige's internet point "*Punto Web Carige*" was opened in Genoa; the centre gives customers the opportunity of surfing the Net without charge.

Banca Carige's **call centre** became fully operational during 2002. The service was launched in September 2002 and allows for considerable operational variety in comparison to its predecessor, "phone banking". During the year the service was integrated with on line operations so as to give customers the choice of channel for information or transaction-based use.

At the end of 2002 there were 10,025 contracts (+48.2%), of which 2,410 were categorised as active (see above). The total of transactions reached 95,000, of which 8,000 were related to money movements totalling 20.8 million.

The Bank's mobile channels of distribution include the insurance agents of the Group's insurance subsidiaries (taking advantage of operating opportunities offered by regulatory changes made by the Italian insurance industry regulator, ISVAP), and estate agents working in agreement with the Bank for the supply of Carige mortgages.

At the end of 2002 the number of **insurance agents** totalled 220 (2001: 92), of which 33 were financial consultants equipped to sell non-standardised banking products. The significant increase stems from Carige's *Assurbanca Project* aimed at integrating the banking and insurance networks of the Group.

There was further growth in the network of **estate agents** working in agreement with the Bank. The number at the end of 2002 rose to 1,269, an increase of 67.2%. The number of mortgages stipulated more than doubled to 2,306 for a total of 91 million euros.

At 31st December 2002, **total staff levels** of Banca Carige reached 3,512 (2001: 3,506), made up 41 senior executives, 607 managers and 2,864 clerical and ancillary staff. This figure does not include the 371 employees taken on with the purchase of the ex-Capitalia branches.
During the year, 65 new employees were taken on in order to provide support for our activities outside Liguria. In the same period there were 59 terminations.
Male employees numbered 1,966 of the total, women 1,556. Staff working in the Bank's head offices in Genoa totalled 1,065 (30.3% of the total). The remaining staff members – 2,447 – were assigned to market operations.
The average age of staff members is 43 with 16 year's service.
Carige's training centre in Genoa provided courses over a wide range of topics but which had as a common denominator customer focus and courtesy. The integration of the newly acquired branches was supported by courses for the employees of these branches in order to provide them with information on product, procedures, etc.
In the light of the Bank's expansion into new areas distant from its headquarters in Genoa, training was also offered in centres throughout the country including Milan, Verona, Turin, Bologna, Rome, and Palermo.
Specific courses were offered during the year also as support for the Bank's projects such as overdrafts and foreign business, the Assurbanca Project, and the Banking and Financial Diploma.
During the year, 28,781 days of training were supplied to Banca Carige employees for a total of 17,220 participations.
The Bank wishes to express its condolences to the families and friends of those members of staff in service or in retirement who passed away during the year.

PERSONNEL

	31/12/02 (1)		30/09/02		31/12/01		31/12/00 (2)	
	N.	%	N.	%	N.	%	N.	%
Grade								
Executives	41	1.2	41	1.2	42	1.2	21	0.7
Managers	607	17.3	605	17.2	614	17.5	241	7.8
Other employees	2,864	81.5	2,867	81.6	2,850	81.3	2,818	91.5
TOTAL	**3,512**	**100.0**	**3,513**	**100.0**	**3,506**	**100.0**	**3,080**	**100.0**
Activities								
Head-offices	1,065	30.3	1,060	30.2	1,084	30.9	1,001	32.5
Branches	2,447	69.7	2,453	69.8	2,422	69.1	2,079	67.5

(1) Exclusive of 371 membres of staff of the 42 branches acquired by Banca Carige from Capitalia Group employed by the Bank with effetct 1/1/03.
(2) Exclusive of 84 membres of staff of the 21 branches acquired by Banca Carige in Sicily employed by the Bank with effetct 1/1/01.

THE CHANGEOVER TO THE EURO

On 1st January 2002 the transition to a single European currency was completed with the introduction of the euro and the definitive replacement of individual currencies within the EMU in the first months of the year. Clearly, the event represented a watershed for European banking.
Banca Carige took advantage of this event in order to review and overhaul the IT&C systems throughout the Group. The changeover process to prepare the Group for 2000 has been completed. The successful completion of the process was achieved without any significant technical problems or related costs.
Following the review of the Group's information systems during the transition period from 1st January 1999 to 31st December 2001, the complete changeover to the euro of the Group's

systems was completed. Today none of the Group's information systems are equipped to handle lira operations.

These financial statements are the first to be prepared in accordance with the standard accounting principles for statements in euro.

These principles were extended also in the preparation of the financial statements of the Group's banking subsidiaries Banco del Monte di Lucca and Cassa di Risparmio di Savona, the information systems of both having previously migrated to the Group leader in 2001.

Total investments required for the transition to the euro for the period 1998-2002 are in the order of 11.1 million (1998: 5.9 million, 1999: 2.1 million; 2000: 0.5 million; 2001: 5.9 million). During 2002, a further 0.6 million was spent in personnel (0.3 million) and software (0.3 million) charges.

INVESTMENTS

Banca Carige's **tangible assets** amounted to 865.5 million, an increase of 37.9% in comparison to 2001, for the most part due to expansion in leasing activity. In fact, lease assets rose by 46.7% from 380.3 million to 557.9 million (+177.6 million). In addition to this result, the aggregate includes the purchase of Ligure Leasing's tangible assets totalling 47.5 million pursuant to article 58, Legislative decree 385/93. Further details can be found at page 48.

Other tangibles recorded less vibrant expansion. Property rose by 6.1% to 239.8 million following purchases of 19.4 million related principally to the acquisition of ex-Capitalia premises for 17.2 million. This transaction more than made up for sales (1.3 million) and revaluations (4.4 million). Furniture and fittings totalled 20.2 million as a result of total purchases of 5 million, offset by sales and revaluations of 5.9 million.

In the light of this, the composition of the aggregate changed during the year: finance leases rose from 60.6% to 70%, property fell from 36% to 27.7%, and furniture and fittings moved from 3.4% down to 2.3% of the total.

Other items include advances for investments in progress totalling 58.4 million, referring principally to lease assets. Total revaluations of property amounted to 187 million (2001. 188.2 million) pursuant to Laws 576/75, 72/83, 413/91 and 218/90.

Depreciation carried out on remaining amounts totalled 341.3 million, of which 163.3 million refers to lease assets.

Further information is given in part B (4.1) of the explanatory notes.

Intangible assets totalled at 31st December 2002 480.1 million, up 34.45 in comparison to the end of 2001.

This increase is due almost entirely to the acquisition of 42 branches from the Capitalia group which, as a result, meant the recording of goodwill for 126.6 million to be amortised over 20 years. Amortisation will begin on 1st January 2003.

At the end of 2002, goodwill relating to the branches purchased over the last three years totalled 450.8 million still to be amortised (56.6 million referring to the 21 branches purchased from Banco di Sicilia; 267.6 million referring to the 61 branches purchased from Intesa Group; 126.6 million referring to the 42 branches purchased from Capitalia Group).

In relation to these amounts to be amortised referred to above, the method of calculating the amortisation charge relating to goodwill on the branches purchased from Banco di Sicilia and Intesa was changed. The method utilised in the 2001 annual statements (the first year of amortisation charges for both acquisitions) consisted of a flat 5% annual rate. From 2002 onwards the expected profitability of each acquisition will be calculated with reference to Banca Carige's operational context. As a result, amortisation will be on an increasing-charge basis.

This accounting criteria appears to be better equipped than the straight-line method previously applied to represent the progressive completion of amortisation payments related to the branch acquisitions and take into account the gradual and complex nature of integration of the new branches into the Carige Group. Increasing-charge amortisation will be applied until the process of integration is completed (2006 for the ex-Banco di Sicilia branches and 2007 for ex-Intesa). From then on derived goodwill will be replaced by internally-generated goodwill, which will be consequently amortised on a straight-line basis.

On this basis, the following amortisation charges for 2003 have been calculated: Ex-Banco di Sicilia branches – 0.6 million; ex-Intesa – 5.5 million.

The same accounting method will be applied to goodwill stemming from the Capitalia acquisitions

from next year onwards. Integration of these branches is forecasted to be completed in 2008.
Further information can be found in part A, section 1 of the explanatory notes.
Other intangible assets include software (18.7 million; up 13.3% over 2001), start up costs (1 million, down 66.6 million over 2001), and other assets (9.6 million, +42%), of which the most significant forms are represented by premises belonging to third parties (4.9 million), expenses related to the purchase of treasury services, and securitisation costs of 1 million.
Total amortised intangible assets recorded amounted to 53.8 million, 19.2 million which relating to 2002.
Further information is given at part B of the explanatory notes.
Banca Carige's **equity investments**, excluding its investments securities portfolio, totalled 638.5 million, slightly higher than 2001 (618.8 million; +3.2%).
Of the total, 608.7 million refers to significant holdings, which increased by 4.4% in comparison to 2001. This increase of 25.5 million is the result of two operations performed during the year. In the first, Banca Carige underwrote a share capital increase of 20 million in favour of Carige Assicurazioni (previously "Levante Norditalia Assicurazioni e Riassicurazioni SpA"). In the second, the Bank acquired a further 3% holding in the Group banking subsidiary Banco del Monte di Lucca. The investment totalled 3.2 million with Carige's holding rising to 54%.
Other holdings amounted to 29.9 million, down 16.2% in comparison to 2001 as a result of the sales of non-strategic investments: Banca Mediocredito (6.2 million), Immocri (1.8 million), Monte Titoli (1.7 million). The sales generated extraordinary revenues of 2.7 million.
Equity investments include tax-deferred revaluations (Law 218/90) of 5.5 million (of which 2.2 million referring to significant holdings) and are net of tax-deferred capital losses foreseen by the same law amounting to 0.7 million, again referring exclusively to significant holdings.
Total amounts written down and written back during the year were marginal: 11,000 euros in the first case, 88,000 euros in the second.
The value of **equity investments within the Banca Carige Group** increased during the year by 4.5% as a result of the variations described above. Total equity investments of the Group amounted to 586.5 million at 31st December 2002. This amount includes tax-deferred capital gains (Law 218/90) of 3.2 million.
The following companies belong to the Banca Carige Group:
- Carige Assicurazioni and Carige Vita Nuova are insurance companies;
- Banca del Monte di Lucca SpA and Cassa di Risparmio di Savona SpA are banks;
- Centro Fiduciario SpA is a trust company;
- Galeazzo Srl, Columbus Carige Immobiliare SpA and Ettore Vernazza SpA offer property-related services;
- Argo Finance, a Group member from 9th November 2001, is the special purpose vehicle set up as part of the securitisation of a part of Banca Carige's bad loans portfolio at the end of 2000; Banca Carige has a 60% holding in the company;
- Ligure Leasing SpA and Immobiliare Carisa Srl, operating respectively in the areas of finance and real estate, belong to the Banca Carige Group as a result of Banca Carige's holding in Cassa di Risparmio di Savona. In order to rationalise Group structure, Banca Carige as parent company of the Group deliberated the continuation of Ligure Leasing's activity exclusively for the purpose of completing its existing contracts. From now onwards, Carige leasing products will be made available at the counters of Cassa di Risparmio di Savona. Rationalisation is completed by the purchase at 31/12/02 of Ligure Leasing's existing contracts by Banca Carige as foreseen by article 58 of Legislative decree 385/93. The purchase of the bundle of Ligure Leasing's contracts is subject to the following conditions: the contracts must be performing and not of a bad loans nature with an expiry date after 31/12/03 and stipulated after 1/1/95. Consequently, contracts totalling 48.2 million were transferred to Banca Carige, leaving Ligure Leasing with total assets of 18.9 million. In the meantime the majority of Ligure Leasing staff (around 20 persons) will be transferred to other Group companies.

The book value of **holdings outside the Group** decreased by 9.9% or 52 million; this total includes capital losses subject to tax-deferral of 0.7 million and capital gains of 2.2 million.
In line with CONSOB recommendation no. 97001574 dated 20/2/97, all intra-subsidiary and

associated company relations are regulated by market conditions.
In particular, at 31/12/02 credit and debt positions between Banca Carige and these companies amounted, respectively, to 258.8 million and 345.2 million; guarantees and commitments totalled 62.4 million.

Details are given in the table below. Further details concerning the Bank's relations with its subsidiaries and associated companies and changes recorded during the year are given at section 3, part B of the explanatory notes.

EQUITY INVESTMENTS *(thousands of Euros)*

	31/12/02				
	Assets (1)	Liabilities (1)	Guarantees & Commitments	Revenue	Expenses
SUBSIDIARIES	**126,246**	**345,066**	**59,712**	**10,522**	**13,888**
Galeazzo Srl	-	4,088	-	7	136
Columbus Carige Immobiliare SpA	9,088	-	-	1,480	1,387
Immobiliare Ettore Vernazza SpA	653	6	-	7	29
Centro Fiduciario SpA	361	740	-	385	291
Cassa di Risparmio di Savona SpA	8,809	311,434	-	2,313	10,435
Banca del Monte di Lucca SpA	58,539	8,845	1,549	1,951	476
Carige Vita Nuova SpA	-	11,008	-	762	386
Levante Norditalia Assicurazioni SpA	48,778	8,935	58,163	3,607	748
Argo Finance One Srl	18	10	-	10	-
SIGNIFICANT HOLDINGS	**132,509**	**88**	**2,694**	**3,017**	**7**
Frankfurter Bankgesellschaft AG	132,509	88	2,694	3,017	7
Eptaconsors SpA	-	-	-	-	-
TOTAL	**258,755**	**345,154**	**62,406**	**13,539**	**13,895**

(1) Unlike table 3.2 in the explanatory notes, this table includes items "other assets", "accrued income and prepaid expenses", "other liabilities", "accrued expenses and defferred income".


SHARE OWNERSHIP STRUCTURE AND RELATIONS WITH THE CASSA DI RISPARMIO DI GENOVA E IMPERIA FOUNDATION

With effect from 1st January 2002, the share capital of Banca Carige was converted into euro as foreseen by Legislative decree 213/98. The share capital in lira of 1,970,173,400,000 was converted into euro on the basis of the following translation: the nominal value of each 10,000 lira share is converted into euros 5.18 (with subsequent raising of share capital through reserve utilisations of 3,039,969.17) and the replacement of 50 old shares, nominal value euros 5.18, with 259 new shares, nominal value euro 1 each. Forty own shares were cancelled.

Following this operation, the Bank's share capital was made up by 1,020,549,614 shares with a nominal value of euro 1 each.
In addition, as a result of the deliberation on the part of the Extraordinary Shareholders Meeting of the Bank of 31st January 2002, all shareholders of the Bank had the right between 17th and 28th June 2002 to convert up to a quarter of the ordinary shares in their possession into savings shares. A total of 140,643,546 shares were converted.
Consequently, with effect from 1st July 2002, Banca Carige's share capital amounted to 1,020,549,614 made up by 879,906,068 ordinary shares and 140,643,546 convertible savings shares.
The savings shares will have the right to a dividend increased by an annual 2% of the nominal value of the shares. This will come into effect from 2003; for

the second six months of 2002 (1/7/02-31/12/02) the dividend payable by the converted shares will be increased by 1% of the nominal value of ordinary shares.
Holders of savings shares will be able to convert their shares back into ordinary shares 10 years after issue (from 1st July 2012 onwards), subject to informing the Bank of their intention to do so exclusively in the period from 1/6/2012 to 15/6/2012.
From 4th December 2002 onwards, Borsa Italiana SpA admitted Carige savings shares to listing on the blue chip segment of the automated MTA market.
With regards to the ownership structure of Banca Carige, the Board of Directors of the Cassa di Risparmio di Genova e Imperia Foundation ("the Foundation") deliberated putting into effect the provisions of Law 461/98 and Legislative decree 153/99 concerning the release of shareholdings on the part of the banking foundations in their banking subsidiaries. In line with these provisions and the guidelines produced by the steering committee of Banca Carige on the subject of the Foundation's holding in the Bank, the Foundation agreed to the sale of a part of its holding in Banca Carige in addition to converting a further block of ordinary shares into savings shares. These steps are seen as consistent with the following objectives of the Bank: the safeguarding of Banca Carige's strong ties with its operating territory, the protection of job levels, the defence of capital ownership and management autonomy, the creation of a capital ownership structure which is complementary to the future objectives of Banca Carige.
In this way, the Foundation's voting rights fall below 50% and with it the maximum number of Carige board members nominated by the Foundation from 18 to 8. As a result of these operations, the Foundation's holding in Banca Carige at 31/12/02 dropped from 58.7% to 43.4%. In the same period, the insurance company Cattolica Assicurazioni entered into the share capital of the Bank; other significant institutional shareholders of the Bank increased their holdings.
The present ownership structure of the Bank is as follows: Cassa di Risparmio di Genova e Imperia Foundation: 43.4%; CDC-CNCEP: 11%; WestLB: 7.8%; Basilese Insurance Group: 5.9%; El Monte. 3.5%; Gefip Holding: 2.3%; Cattolica Assicurazioni: 2%. The last two entered into the Bank's share capital for the first time in 2002.

With regards to business relations existing between the Foundation and Banca Carige, the Bank has borrowing activities with the Foundation amounting to 118.8 million, of which 116.1 million in the form of a sales and repurchase agreement; interest expenses generated totalled 3.1 million. Lending to the Foundation totalled 0.6 million. Revenues for the Bank relating to transferred personnel, and administrative, accounting and tax-consultancy service contracts amounted to 1.5 million.
Further details can be found in section 8, part B of the explanatory notes.



CARIGE SHARES

The year was another bad one for financial markets, which recorded progressive falls in the first ten months with only a weak recovery in the last two months of the year.
At 31st December 2002, the Milan MIBTEL index closed 23.59% down on 31/12/01 at 17,443 points. The fall was similar to that recorded in 2001 (-24.71%).
The annual performance of banking sector shares was even worse: the MIBTEL banking index was down 24.16%.
In contrast to this negative trend, Carige shares in their eighth year of listing on the Milan share market (MTA) remained stable in the first half of the year moving on to achieve significant gains in the last quarter; proof of the share's validity as an instrument of portfolio diversification.
It should be remembered that, following the conversion of Banca Carige's share capital into euro at the beginning of 2002, each block of 50 shares with a nominal value of ITL 10,000 was replaced by 259 shares with a nominal value of euro 1 each, the equivalent to a ratio of 5.18 new shares to one pre-conversion share.
At the end of the year, Carige's share price was 2.056 euros, up 9.19% over twelve months. In particular, in the first six months of the year, the price rose by 2.76% whilst in the second half of the year, the rise was of 6.25%. The official average price for the year was 1.947 euros (2001: 1.831 euros).
Carige stock was the object of 32,214 deals with 117,134,371 shares being traded (2001: 67,481,155). The overall counter-value of these trades was 227 million (2001: 124.1 million). The

INCOME STATEMENT AND NET INCOME

The year recorded a net profit of 104.8 million, an increase of 1.2% in comparison to 2001.
The result is extremely encouraging given the presence of three factors that conditioned the year:

- further losses on national and international financial markets in the wake of macroeconomic difficulties, and accounting scandals in the United States;
- a generalised fall in interest rates that began in 2001 and affected interest income especially in the medium/long-term segment;
- heightened risk exposures stemming from both a worsening in the quality of credit and difficulties relating to securities portfolios (corporate shares and bonds and the financial problems experienced by emerging economies).

Against this backdrop, Banca Carige offset some of the temporary negative effects of narrowing interest income margins by securitising a bundle of performing mortgages at the end of 2001, in addition to collecting substantial dividends on its equity investments in the following companies: Eptaconsors (30.2 million) and Cassa di Risparmio di Savona (35.1 million). Both amounts are inclusive of tax credits.
Comparisons to 2001 have to take into account revenues and costs relating to the ex-Intesa branches that were recorded only in the last quarter of 2001, as well as extraordinary items recorded in 2001 such as 33.1 million referring to the deferred price of mortgages securitised at the end of the year (24.1 million), and the proceeds from the sale of three of the Group's bank branches in accordance with the Bank of Italy's decision number 32 of 8/3/2000 pursuant to Law 287/90.
Net **interest income** amounted to 303,3 million, down 1,8% in comparison to 2001. An increase in amounts handled (+10%) was cancelled out by a reduction in interest rates with a knock-on fall in spreads.
In greater detail, interest income totalled 567 million, down 6.9% over 2001. Interest income on lending to customers fell from 452.5 to 431.5 million (-4.6%), whilst there was a fall of 14% on securities.

Interest expenses decreased by 12.2% in comparison to 2001 to 263.7 million. Interest payable to customers was down 3.5% from 65 to 62.7 million. Interest charges on securities and subordinated loans rose from 135.8 to 137.1 million (+1%).
Service-generated or non-interest income amounted to 347.2 million, an increase of 18.9% over 31st December 2001. This increase stemmed, in part, from the contribution of the ex-Intesa branches, higher dividends received, and expansion in leasing activity aided by the benefits of Law 383/2001.
Net commission income increased by 11.9% to 147.9 million. Commissions generated by assets under management slipped 1% to 49.6 million, principally due to falls in management commissions and fund depositary fees, which ended the year at 40.4 million (-3%). There was, however, strong growth in commissions on collection and payment services (31/12/02: 32.8 million; +18.7%), and in the recovery of current account expenses (42.8 million, +25.6 %).
The negative situation on the world's financial markets considerably affected securities and derivatives management. In fact, at the end of the year, there was a negative result from financial transactions of 6 million. The positive trading gains of 15.7 million were cancelled out by losses on the market value of securities and derivatives of 23.7 million.
The securities portfolio recorded capital losses of 18.5 million, of which 15.2 million referred to shares and mutual funds and 3.3 million to bonds. Losses on derivatives amounted to 3.1 million.
Dividends received boosted revenues by 87.2 million, double the previous year's amount. The aggregate includes extraordinary dividends inclusive of tax credits paid out by Eptaconsors (27.5 million) and Cassa di Risparmio di Savona (15.7 million). In particular, the dividend distributed by Eptaconsors relates to profit for the year 2000 and not distributed during 2001 for tax purposes. The increased dividend paid out by Cassa di Risparmio di Savona stems from the utilisation of the Savona bank's general banking risks reserve, regarded as no longer

dividend distributed for 2002 was the same as that paid out in 2001: euro 0.0723 per share.
At 31/12/03, the Bank possessed 6,024,532 of its own shares for a counter-value of 11.6 million (2001: 2,253,182 old shares for a counter-value of 21.8 million).
During the year, Carige savings shares were issued and subsequently traded on the Milan market. In the share's first month of trading, it recorded an average quotation of 2.166 euro (173 trades of an overall total of 321,552 shares for a counter-value of 660,000 euros).

CARIGE SHARE PERFORMANCE OVER TWELVE MONTHS

					Change %		
	31/12/02	30/9/02	30/6/02	31/12/01	year	1st half	2nd half
CARIGE	2.056	1.971	1.935	1.883	9.19	2.76	6.25
CARIGE saving shares	2.210	-	-	-	-	-	-
Milan general share index	17,443	16,004	20,377	22,829	-23.59	-10.74	-14.40
Milan banking index	1,727	1,626	2,252	2,371	-27.16	-5.02	-23.31

(1) Carige savings shares were admitted to listing on the MTA on 4/12/2002

The table below provides information requested by the Italian Securities Market Regulator, Consob, in its deliberation no. 11971 of 1475/99 pursuant to Legislative decree 58/98 regarding the disclosure of shareholdings in a company or its subsidiaries on the part of its directors, statutory auditors, senior executives or, either directly or on their behalf, by their spouses or children under the age of 18.

SHAREHOLDINGS OF BOARD MEMBERS, STATUTORY AUDITORS AND GENERAL MANAGER (1)

Name and Surname	Company represented	Number of shares in possession 31/12/01	Number of shares at 1/1/02 (2)	Number of shares bought	Number of shares sold	Number of shares in possession 31/12/02
Prof. Avv. Fausto CUOCOLO	Banca Carige S.p.A.	16,500	85,470	-	-	85,470
Dott. Giovanni BERNESCHI	Banca Carige S.p.A.	18,000	93,240	-	-	93,240
Prof. Avv. Piero Guido ALPA	Banca Carige S.p.A.	25,250	130,795	51,000	-	181,795
P.I. Mario CAPELLI	Banca Carige S.p.A.	6,000	31,080	-	-	31,080
Rag. Angelo COSTIGLIOLO	Banca Carige S.p.A.	-	-	-	-	-
Sig.ra Paola SCHIAVINA in COSTIGLIOLO	Banca Carige S.p.A.	10,500	54,390	-	-	54,390
Comm. Pietro ISNARDI	Banca Carige S.p.A.	2,000	10,360	-	-	10,360
Dott. Fulvio ROSINA	Banca Carige S.p.A.	-	-	-	-	-
Sig.ra Maria Franca GUALCO in ROSINA (*)	Banca Carige S.p.A.	62,750	325,045	-	-	325,045

(1) Share owenership is direct, unless otherwise stated.
(2) Following the conversion of the Bank's share capital into euro and the correlated splitting of shares, each group of 50 shares with a nominal value of ITL 10,000 each was replaced by 259 shares with a nominal value of 1 euro each, equivalent to 5.18 new shares for every pre-conversion share.

necessary in the light of the securitisation carried out on the part of the parent company of almost all of the subsidiary's bad loans at the end of the year.
Excluding these items, dividends rose by 12.9% to 44 million, a result that reflects the increased profitability of the Group's subsidiaries, which rose from 19.9 million to 28.3 million (41.9%). The highest increase was recorded by dividends distributed by the insurance subsidiaries Carige Vita Nuova and Carige Assicurazioni, which rose overall from 0.7 million to 5.7 million, inclusive of tax credits. This result is tangible proof of the effectiveness of the restructuring *programme these companies have undergone* recently.
Other operating income totalled 123.9 million, an increase of 1.8% over 2001 (121.7 million). The result (+26.9%) is particularly significant however if one excludes the revenues generated by the securitisation of performing mortgages carried out at the end of 2001 (24.1 million). The increase was positively influenced by expansion in leasing activity, which produced revenues of 15.8 million (up from 70.7 to 86.5 million; +22.2%). Writedowns on leasing activities are recorded at income statement caption 90 "'Depreciation and amortisation of intangible and tangible fixed assets' under the item 'lease assets'.
In correlation to increases in other operating income, there was an increase in other operating expenses during the year, which rose 37.2% to 5.8 million, relating to leasing *(increased losses stemming from alienation and* other costs).
Overall, **gross operating income** at 31st December 2002 totalled 650.5 million (+8.3%).

INCOME STATEMENT *(thousands of Euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
10 Interest income and similar revenues	567,000	416,152	608,987	540,700	-6.9	12.6
20 Interest expenses and similar charges	- 263,694	- 189,641	- 300,164	- 249,204	-12.2	20.4
NET INTEREST INCOME	**303,306**	**226,511**	**308,823**	**291,496**	**- 1.8**	**5.9**
40 Commission income	160,710	120,100	144,204	144,250	11.4	-0.0
50 Commission expenses	- 12,825	- 9,232	- 12,019	- 11,106	6.7	8.2
60 Gains (losses) from financial transactions	- 5,989	- 13,226	3,244	13,030	-284.6	-75.1
30 Dividends and other revenues	87,245	58,840	39,029	29,757	123.5	31.2
70 Other operating income	123,889	92,890	121,702	87,381	1.8	39.3
110 Other operating expenses	- 5,800	- 3,560	- 4,227	- 6,185	37.2	-31.7
NON INTEREST INCOME	**347,230**	**245,812**	**291,933**	**257,127**	**18.9**	**13.5**
GROSS OPERATING INCOME	**650,536**	**472,324**	**600,756**	**548,623**	**8.3**	**9.5**
80 Administrative costs	- 321,821	- 237,808	- 301,550	- 270,637	6.7	11.4
– Personnel	- 199,388	- 152,109	- 191,935	- 172,586	3.9	11.2
– Other administrative costs	- 122,433	- 85,699	- 109,615	- 98,051	11.7	11.8
90 Depreciation and amortization of intangible and tangible fixed assets	- 91,052	- 74,750	- 80,087	-62,769	13.7	27.6
OPERATING COSTS	**-412,873**	**-312,558**	**-381,637**	**-333,406**	**8.2**	**14.5**
OPERATING INCOME	**237,663**	**159,766**	**219,119**	**215,217**	**8.5**	**1.8**
100 Provisions for risks and charges	-3,176	-2,863	-2,784	-2,614	14.1	6.5
120 Provisions for loan losses and for guarantees and commitments	-59,670	-45,670	-48,154	-47,312	23.9	1.8
130 Recoveries of loans and reversals of provisions for guarantees and commitments	9,863	8,778	5,609	9,283	75.8	-39.6
140 Additional provisions for loan losses	-13,000	-	-2,433	-5,165	434.3	-52.9
150 Write-downs to financial fixed assets	-11	-11	-26	-882	-57.7	-97.1
160 Recoveries of financial fixed assets	88	88	263	-	-66.5	...
PROVISIONS AND WRITE-DOWNS	**-65,906**	**-39,678**	**-47,525**	**-46,690**	**38.7**	**1.8**
170 INCOME FROM ORDINARY ACTIVITIES	**171,757**	**120,088**	**171,594**	**168,527**	**0.1**	**1.8**
180 Extraordinary income	14,559	5,030	15,468	12,842	-5.9	20.4
190 Extraordinary expenses	- 2,598	- 2,018	- 2,588	-4,211	0.4	-38.5
200 EXTRAORDINARY INCOME, NET	**11,961**	**3,012**	**12,880**	**8,631**	**- 7.1**	**49.2**
INCOME BEFORE TAXATION	**183,718**	**123,100**	**184,474**	**177,158**	**- 0.4**	**4.1**
220 Income taxes	- 78,900	- 53,200	- 80,929	-78,915	-2.5	2.6
230 NET INCOME	**104,818**	**69,900**	**103,545**	**98,243**	**1.2**	**5.4**

INCOME STATEMENT *(thousands of Euros)*

	2002				2001			
	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
10 Interest income and similar revenues	150,848	140,936	136,833	138,383	152,430	148,190	151,876	156,491
20 Interest expense and similar charges	-74,053	-62,620	-63,829	-63,192	-69,854	-71,155	-81,803	-77,352
NET INTEREST INCOME	76,795	78,316	73,004	75,191	82,576	77,035	70,073	79,139
40 Commission income	40,610	40,110	39,606	40,384	41,734	34,003	32,428	36,039
50 Commission expenses	-3,593	-3,686	-3,593	-1,953	-3,657	-2,892	-2,754	-2,716
60 Gains (losses) from financial transactions	7,237	-10,179	-4,703	1,656	13,832	-15,879	7,442	-2,151
30 Dividends and other revenues	28,405	5,903	40,235	12,702	6,465	5,180	21,777	5,607
70 Other operating income	30,999	35,880	29,526	27,484	50,264	25,033	24,170	22,235
110 Other operating expenses	-2,240	1,499	-2,513	-2,546	-1,725	-1,108	-796	-598
NON INTEREST INCOME	101,418	69,527	98,558	77,727	106,913	44,338	82,266	58,416
GROSS OPERATING INCOME	178,213	147,844	171,562	152,918	189,489	121,373	152,339	137,555
80 Administrative costs	-84,013	-78,839	-84,311	-74,658	-88,719	-69,991	-74,053	-68,787
– Personnel	-47,279	-51,085	-49,516	-51,508	-53,151	-45,351	-49,279	-44,154
– Other administrative costs	-36,734	-27,754	-34,795	-23,150	-35,568	-24,640	-24,774	-24,633
90 Depreciation and amortization	-16,302	-25,800						
of intangible and tangible fixed assets			-24,918	-24,032	-24,079	-19,363	-18,831	-17,814
OPERATING COSTS	-100,315	-104,639	-109,229	-98,690	-112,798	-89,354	-92,884	-86,601
OPERATING INCOME	77,898	43,205	62,333	54,228	76,691	32,019	59,455	50,954
100 Provisions for risks and charges	-313	-513	-924	-1,426	-777	-507	-910	-590
120 Provisions for loan losses and for guarantees and commitments	-14,000	-16,774	-16,569	-12,327	-15,805	-7,416	-15,273	-9,660
130 Recoveries of loans and reversals of provisions for guarantees and commitments	1,085	3,168	3,895	1,715	2,510	1,073	704	1,322
140 Additional provisions for loan losses	-13,000	-	-	-	-2,433	-	-	-
150 Write-downs to financial fixed assets	-	-	-11	-	-11	-	-15	-
160 Recoveries of financial fixed assets	-	-	88	-	263	-	-	-
PROVISIONS AND WRITE-DOWNS	-26,228	-14,119	-13,521	-12,038	-16,253	-6,850	-15,494	-8,928
170 INCOME FROM ORDINARY ACTIVITIES	51,670	29,086	48,812	42,190	60,438	25,169	43,961	42,026
180 Extraordinary income	9,529	1,288	2,092	1,650	579	1,871	11,315	1,703
190 Extraordinary expenses	-580	-470	-608	-940	-352	-364	-551	-1,321
200 EXTRAORDINARY INCOME, NET	8,949	818	1,484	710	227	1,507	10,764	382
INCOME BEFORE TAXATION	60,619	29,903	50,296	42,900	60,665	26,676	54,725	42,408
220 Income taxes	-25,700	-14,900	-20,300	-18,000	-31,091	-10,536	-21,794	-17,508
230 NET INCOME	34,919	15,003	29,996	24,900	29,574	16,140	32,931	24,900

In line with expansion of the Bank's operational capacities (new branches and the purchase of existing branches from the Intesa group) which saw increases in revenues there was also an increase in **operating costs**. The increase was of 8.2% or 412.9 million. The most significant rises in costs relate to general overheads and indirect taxes (11.7%) as well as writedowns to tangible and intangible assets (13.7%). There were contained increases in the area of personnel charges (+3.9%). The Bank's cost income ratio remained stable at 63.5% thanks to rigorous cost containment measures.

Staff costs totalled 199.4 million (+3.9%) and refer to around 3,500 members of staff. During the previous year the figure was 191.9 million for 3,300 employees. The average cost per employee dropped from around 58,000 to 57,000 euros in 2002 aided also by retirement incentives for those eligible. Salaries account for 138.2 million of the total, an increase of 18.1% over 2001 (117 million).

Other administrative costs rose 11.7% to 122.4 million. Within this amount, general costs and indirect taxes rose at similar rates, respectively, +12.2% (98.4 million) and +9.8% (24 million). Depreciation of intangible and tangible fixed assets rose by 13.7% to 91.1 million. This increase was determined fully by expansion in leasing activity which resulted in increased provisions of 13.4 million (+27.9%) to 61.7 million. Other components were basically unchanged. Amortisation charges related to goodwill stemming from the purchase of branches decreased from 6.5 to 6.1 million as a result of changes in the method of calculation (fixed-percentage amortisation). From 2002 onwards the expected profitability of each acquisition will be calculated with reference to Banca Carige's operational context. As a result, amortisation will be on an increasing-charge basis. Increasing-charge amortisation will be applied until the process of integration is completed. From then on amortisation will be calculated on a straight-line basis.

Operating income for the year rose 8.5% to 237.7 million.

Provisions and writedowns totalled 65.9 million, an increase of 38.7% million in comparison to 31st December 2001. The increase is a natural result of the Bank's expanded operational capacities. This aggregate includes the third amortisation charge (12.4 million) relating to 1/5th of the amount lost (62.3 million) on credits sold in the securitisation of a bundle of the Bank's bad loans portfolio carried out at the end of 2000.

In particular, provisions for risks and charges rose 14.1% to 3.2 million.

Credit risk measured in terms of the difference between writedowns and recoveries amounted to 49.8 million, an increase of 17.1% over 2001 (42.5 million). In terms of gross operating income, this figure represents 7.7% of the total (2001: 7.1%).

During the year, provisions to the credit risk reserve of 13 million were made (caption 90).

Income from ordinary activities recorded little change over 2001 (+0.1%) to reach 171.8 million (2001: 171.6 million).

Extraordinary income totalled 12 million, down 7.1% in comparison to 2001's figure of 12.9 million. During the year, the sale of non-strategic equity investments (5.1 million) and non-strategic property (1.7 million) played a significant part in the aggregate total. During 2001, this item benefited from extraordinary income on the sale of three bank branches of the Group in the province of Savona.

Pre-tax profit was little changed (-0.4%) at 183.7 million.

Total income taxes reached 78.9 million, down 2.5% over 2001. Income tax now accounts for 42.9% of pre-tax earnings (2001: 43.9%). A positive factor was the reduction in regionally levied tax rates from 5% to 4.75%. A negative change in the Bank's taxation, however, was represented by the introduction of new limits in the application of Dual Income Tax.

Net profit amounted to 104.8 million, an increase of 1.2% in comparison to the end of 2001 (103.5 million). ROE for the year was 7.7% (2002: 7.8%).


NET INCOME (millions of Euros)
120
100
80
60
40
20
0
98,2
103,5
104,8
7.55%
7.77%
7.65%
9.50%
9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
2000
2001
2002
NET INCOME
ROE

The proposed distribution of net profit for the year is as follows:

DISTRIBUTION OF NET INCOME

	31/12/02
Net Income	104,818,085.46
Reserve for dividends on own shares	16.48
Total	**104,818,101.94**
Legal reserve	10,481,808.55
Reserve Decree 124/93	56,444.24
Taxed extraordinary reserve	19,087,676.59
Ordinary share dividend (0,0723 euro per share)	63,617,208.72
Saving share dividend (0,0823 euro per share)	11,574,963.84

The proposed dividend to be distributed to the Bank's shareholders is 0.0723 euro for each of the 879,906,068 ordinary shares and euro 0.0823 for each of the 140,643,546 savings shares.

During the year, the partial conversion of ordinary shares into savings shares took place. From 2003, savings shares have the right to a dividend increased by 2%. For the second six months of 2002 (1/7/02-31/12/02) the dividend payable by savings shares was increased by an equivalent of 1%.

If approved, total dividends distributable would rise by 2% in comparison to 2001 with a pay out of 71.7% (2001: 71.3%).

It is proposed that dividends on own shares in portfolio be destined to a specific reserve.

SHAREHOLDERS' EQUITY

On the basis of the proposed distribution of earnings for the year to be presented to the AGM for approval, **shareholders' equity** amounts to:

SHAREHOLDERS' EQUITY *(thousands of Euros)*

	31/12/02	31/12/01	31/12/00
Capital Stock	1,020,550	1,017,510	1,017,510
Additional paid-in capital	136,095	132,005	124,656
Reserves	212,995	183,368	153,609
- legal	67,351	56,869	46,515
- taxed extraordinary	44,397	71,322	70,190
- decree 153/99	11,718	11,719	6,356
- decree 124/93	57	-	-
- incorporation	12,341	12,341	12,341
- own shares	11,619	21,837	17,627
- purchase of treasury stock	65,381	9,150	449
- art. 55, decree 917/86	131	131	131
Revaluation reserves	7,956	7,956	7,956
Merger reserve	16,589	16,589	16,589
Total	**1,394,185**	**1,357,428**	**1,320,320**
Reserve for general banking risks	5,165	5,165	5,165
Total	**1,399,350**	**1,362,593**	**1,325,485**


SHAREHOLDERS' EQUITY (millions of Euros)
1,400
1,380
1,360
1,340
1,320
1,300
1,280
1,325
1,363
1,399
2000
2001
2002

Positive variations in shareholders' equity derive not only from the distribution of net income for the year but also from an increase in share premium. This increase stems from the reintegration to the share premium reserve of 7.1 million in pre-deferred tax provisions corresponding to the third quota relating to losses recorded on the bad loans securitised by the Bank at the end of 2000. This amount more than compensates for reserve utilisations of 3 million relating to the "free" share capital increase effected during the conversion of share capital into euro.

Share **market indicators** show overall stability in the performance of Carige's shares during 2002 in comparison with the previous year. In particular, the earnings per share ratio was 0.103 euro in comparison to 0.101 at 31/12/01. Comparison with 2000 is not possible due to a substantial difference in the composition of the Bank's share capital between that date and now. The share's P/E ratio for 2002 rose from 18.05 to 18.95 and there was also an increase also in the price/book value ratio from 1.40 to 1.45.

SHAREMARKET INDICATORS

	31/12/02	31/12/01	31/12/00
Return on Equity (ROE) %	7.65	7.77	7.55
Return on Average Equity (ROAE %)	7.76	7.86	7.53
Earnings per share (EpS)	0.103	0.101 (2)	0.096 (2)
Price/Earnings ratio (P/E) (3)	18.96	18.05	18.97
Price/Book value (P/BV) (3)	1.45	1.40	1.43
Dividend yield (%) (3)	3.71	3.95	3.96
Net profit (in thousands of euros)	104,823	103,545	98,241
Annual percentage variation	*1.2*	*5.4*	*4.7*
Equity (thousands of euros) (1)	1,369,972	1,332,832	1,301,012
Number of shares/1000	1,020,550	1,020,550 (6)	1,020,550 (6)
Average share price for the period (3)	1.947	1.831 (6)	1.826 (6)

(1) Capital and reserves (including general banking risks fund) prior to profit allocation.

(2) pro forma value after share conversion into euros. The conversion to euro led to to the splitting of shares on the basis of 5.18 new shares with a nominal value of 1euro

(3) ordinary shares only

Core capital at 31st December 2002 totalled 1,124.2 million, down 17.1% over 2001 (1,356.9 million). Details are given in the table below:

BREAKDOWN OF TOTAL CAPITAL (thousands of euros)

	31/12/02	30/9/02	31/12/01	31/12/00
Tier 1 Capital: positive elements eligible for inclusion (a)	**1,391,392**	**1,378,173**	**1,354,637**	**1,317,528**
Share capital	1,020,550	1,020,550	1,017,510	1,017,510
Reserves	229,582	217,959	199,957	170,197
Additional paid-in capital	136,095	134,499	132,005	124,656
General banking risks fund	5,165	5,165	5,165	5,165
Tier 1 Capital: negative elements (b)	**491,752**	**367,751**	**379,136**	**102,907**
Goodwill	450,799	322,477	330,912	63,636
Other negative elements	40,953	45,274	48,224	39,271
Total Tier 1 capital (c = a-b)	**899,640**	**1,010,422**	**975,501**	**1,214,621**
Supplementary capital (d)	**405,708**	**403,376**	**404,106**	**481**
Reductions (e)	**181,120 (1)**	**22,723**	**22,723**	**22,708**
Total core capital (c+d-e)	**1,124,228 (1)**	**1,391,075**	**1,356,884**	**1,192,394**

(1) includes writedown in equity investment in subsidiary Carige Assicurazioni SpA as requested by regulators. Excluding this deduction, total capital would amount to 1,282,625 thousand euros

Tier 1 capital includes positive elements totalling 1,391.4 million; negative elements to be deducted from this amount (491.8 million) include increased goodwill charges (from 330.9 to 450.8 million) stemming from the acquisition of branches from the Capitalia network. Supplementary capital is made up almost exclusively by a lower tier 2 subordinated loan issue (September 2001) for 398.7 million. Negative elements in the calculation of tier 1 capital are represented by holdings in Eptaconsors, Frankfurter Bankgesellschaft, Ligurcapital and Carige Assicurazioni.

CORE CAPITAL AND SOLVENCY RATIOS *(thousands of Euros)*

	31/12/02	31/09/02	31/12/01	31/12/00
Core capital				
Tier 1 capital	899,640	1,010,422	975,501	1,214,621
Tier 2 capital	405,708	403,376	404,106	481
Deductions (1)	181,120	22,723	22,723	22,708
Total capital (1)	1,124,228	1,391,075	1,356,884	1,192,394
Weighted assets				
Credit risk (1)	8,543,771	7,833,607	7,459,743	6,449,875
Market risk	681,029	768,446	1,092,671	1,047,699
Other prudential requirements	483,286	483,286	227,543	-
Total weighted assets (1)	9,708,086	9,085,339	8,779,957	7,497,574
Solvency ratios %				
Tier 1/weighted assets for credit risk	10.53%	12.90%	13.08%	18.83%
Total capital/weighted assets for credit risk (1)	13.16%	17.76%	18.19%	18.49%
Tier 1 capital / Total weighted assets (2)	9.27%	11.12%	11.11%	16.20%
Core capital / Total weighted assets (1) (2)	11.58%	15.31%	15.45%	15.90%

(1) Amounts include writedown to holding in subsidiary Carige Assicurazioni as requested by regulators. Excluding this deduction, total capital would rise to 1,282,625 thousand euros with related rises in the total capital/weighted assets for credit risk from 13.16% to 14.81%, and total capital/total weighted assets ratios from 11.58% to 13.06%.

(2) Total weighted assets include credit and market risks.

With regards to **capital absorption and capital adequacy levels**, weighted assets for credit risk totalled 8,543.8 million, substantially greater than the figure required: 598.1 million (2001: 522.2 million). Capital adequacy requirements for market risks totalled 47.7 million whilst other amounts required in relation to the Bank's securitisation operations totalled 33.8 million. Overall, capital requirements totalled 679.6 million. After total core capital, a total of 444.7 million is in excess to capital requirements.
Solvency, calculated on the basis of the total capital/weighted assets for credit risk ratio was at 31/12702 13.16%; the total capital ratio, which includes also weighted assets for market risks, was 11.58%. The above coefficients relating to tier 1 capital were, respectively, 10.53% and 9.27%. Both indicators were lower than recorded at 31/12/01 as a result of the accounting of goodwill stemming from the purchase of 42 branches from the Capitalia group, and the writing down of the Bank's holding in Carige Assicurazioni, as requested by regulators.

CORE CAPITAL AND SOLVENCY RATIOS


1,600
1,400
1,200
1,000
800
600
400
200
0
25.00%
20.00%
15.00%
10.00%
5.00%
17.77%
16.21%
929.3
1,018.5
20.50%
16.76%
1,287.9
1,052.9
1,192.4
1,214.6
16.20%
15.90%
1,356.9
975.5
15.45%
11.11%
1,124.2
899.6
11.58%
9.27%
31/12/1998
31/12/1999
31/12/2000
31/12/2001
31/12/2002
Core capital
Tier 1
Total capital ratio
Tier 1 ratio

Total capital levels and related solvency ratios have been influenced over the last few years by expansion in the Carige Group's retail network. Expansion by the purchase of branches from other banks or via new branch openings has been financed by a raise in share capital and subordinated bonded loan issue. Both instruments seek expansion that goes hand-in-hand with financial solidity, a characteristic of Banca Carige's operational strategy over the last ten years.



RISK MANAGEMENT

Expansion of Banca Carige's activities along with those of the Carige Group subsidiaries has meant defining appropriate **risk management** processes with organisational backup at each of the three levels foreseen by the Internal Control Systems (ICS) of the Bank and the Group.

First level controls are carried out within each single productive and distributive unit (branches, area management, headquarter offices belonging directly to risk management and control departments).

Risk management (**second level** controls) is based on the:

- assignment of banking risk management responsibilities (market, rate, credit, liquidity, operational risks) to the Asset and Liability Committee (ALCO), which will aim at keeping the Bank and the Group in line with the risk appetite of shareholders whilst at the same time respecting short term, and medium/long-term strategic objectives;
- development of risk evaluation methodologies that are consistent with current relevant legislation, expected Basle 2 recommendations, and best practices at national level;
- identification of the functions involved at the three levels of control in order to guarantee a separation between operational and risk evaluation activities.

The risk management unit, with delegated responsibilities for risk management control, evaluates and controls risk and assures the constant comparison of its findings with indicators ranging from those used by the Bank, regulators and other relevant external benchmarks. This unit is linked to the Research, Planning and Management Control office in order to guarantee a unitary view of governance-related activities as well as a constant oversight of the various components that make up the planning process. Alongside Management Control, responsible for the calculation and fixing of profitability, the risk management unit identifies, measures and manages risk profiles. Risk and return are considered as mutually dependant in the processes of strategic and operational planning, and capital allocation. The placement of management and risk management within Research and Planning is in response to the need for a level-based analysis for the Bank and the Group of individual business areas, product, distribution channels, and customer segments with the unitary approach in analysis and methodology that this entails.

Third level controls are carried out by the Internal Control Office's internal auditing unit, which evaluates the feasibility of the ICS as a whole. This unit refers to general management and is responsible for identifying process and operational anomalies. It has specific first and third level duties in addition to the possibility of utilising second level instruments and procedures.

The **Board of Directors**, the **Executive Committee** and **General Management** are responsible for the definition of strategy and control policy, with specific reference to risk.

Within the Board of Directors, the **Internal Control Committee** operates in accordance to those powers foreseen by the Code for Self-Regulation of Listed Companies stated at point 10.2. The Committee reports to the Board on matters concerning the overall effectiveness of internal control systems.

Management processes relating to the Finance Area utilise the data warehouse generated by Carige's in-house trading floor activities (bonds, shares, currency, derivatives, money deposits).

Market risk is measured by VAR, which is calculated on a daily basis and provides operational limits for those responsible for portfolio management.

During 2002, average VAR referring to Banca Carige's securities and derivatives portfolio overall was calculated at 9.5 million, down on the previous year's figure of 16.5 million. The maximum amount for 2002 was recorded on 9th January at 16.5 million.


V.A.R. FOR 2002
19,500
16,500
13,500
10,500
7,500
4,500
1/1/02
2/3/02
1/5/02
30/6/02
29/8/02
28/10/02
27/12/02

The share portfolio represented an average weight of 49% of the total at risk; bonds made up 45%. A detailed analysis of the different types of risk making up VAR is given in the table below. The figures are expressed in millions of euros:

	31/12/2002	Average for 2002	Minimum fro 2002	Maximum for2002
Share risk	6.2	8.4	4.6	13.9
Exchange-rate risk	1.3	4.6	1.3	9.5
Interest-rate risk	2.7	5.4	2.7	9.3
Diversification effect	-5.3	-5.4	n.s.	n.s.
VAR Total	**4.9**	**9.0**	**4.9**	**16.5**

Interest-rate risk is analysed utilising:

- *gap analysis,* which evaluates earnings exposure by subtracting interest rate sensitive liabilities in a time band from the corresponding interest rate sensitive assets so producing a repricing gap for that time band. This gap can be multiplied by an assumed change in interest rates to yield an approximation of the change in net interest income that would result from an interest rate movement;
- *duration analysis* is based on an economic value approach and measures the sensitivity of the market value of assets to external variations in interest rates. The assets duration indicator – the difference between interest-rate sensitive assets and liabilities – provides an approximation of a percentage loss in the capital account resulting from an interest-rate movement;
- *sensitivity analysis* analyses the market value of the Bank's assets in response to changes in interest rates. The analysis aims at evaluating the market value of assets in a scenario of interest-rate variations;
- *maximum probable loss analysis* seeks to quantify the maximum probable value loss of the Bank's assets in a defined period of time. In practice this analysis represents the extension of VAR techniques to the Bank as a whole.

Gap analysis in particular measures on a monthly basis changes in interest rates on the basis of risk exposure to a particular position at a particular date (a so-called static simulation). The analysis is carried out using three complementary methodologies which provide, as one moves from the first to the third, more sophisticated levels of management information:

1. *incremental gap* evaluates the impact on net interest income stemming from a change in interest rates (up or down) with a parallel movement in the Bank's interest rates at the moment of repricing;
2. *incremental beta gap* analyses the response on the part of the Bank's administered interest rates on sight

positions to external variations in market rates. The coefficients generated are regularly updated on the basis of historical trends in administered and external rates;

3. *shifted beta gap analysis* takes into consideration the fact that administered rates are sticky and do not respond immediately to variations in market rates.

Data at 31st December 2002 reveal, on the basis of a twelve-month time band, shifted gap analysis, a loss in net interest income of 11.5 million generated by a 1% fall in interest rates, and a gain of 12.7 million with a 1% rise in rates. Average data during 2002 recorded a loss of 15.7 million accompanying a 1% drop in rates and a gain of 16.5 million stemming from a 1% rise.
Average values recorded during 2002 are summarised in the table below:

	Shock: -1%				Shock: +1%			
	Balance- sheet		Off-balance sheet	Total	Balance- sheet		Off-balance sheet	Total
	Sight	Term			Sight	Term		
a - Incremental gap	28.2	-14.0	-2.4	11.8	-31.3	13.2	2.3	-15.8
b - β Incremental gap	-1.6	-14.0	-2.4	-18.0	0.4	13.2	2.3	15.9
c - Shifted β gap	0.7	-14.0	-2.4	-15.7	1.0	13.2	2.3	16.5

β : indicator of elasticity with regards to estimated variations in interest rates on sight positions

The overall average impact of a one percent fall in interest rates (15.7 million) represents 5.2% of total net interest income for 2002 (303.3 million).
Liquidity risk is evaluated by analysing overall the total of interest-rate sensitive assets and liabilities (excluding sight positions) and by a focused analysis of the medium/long-term component. With regards to this medium/long-term component, the gap between medium/long-term lending and borrowing is analysed in terms of total stock and the flows of maturing positions. In this way, the Bank is in a position to make informed funding policy decisions with regards to bond issues both at home and abroad.
During 2002, the assignment of a **credit risk** rating to the Bank's customer portfolio continued. The project was coordinated by the Credit Division and the Research, Planning and Management Control office. The estimation phase for the small and medium-sized business segment was completed during the year and the first probability default figures were produced. The evaluation and application of credit risk models to other customer segments continued during the year. Banca Carige's corporate clients are assigned a rating resulting from internal data and an evaluation provided by the depositary of financial documentation "*Centrale dei Bilanci*" within the confines of the Credit Risk Information Systems project (CRIS). Retail customers are rated according to a scoring procedure. The CRIS project includes the realisation of a credit data warehouse that provides data for rating. In addition to evaluating the probability of default, a project is underway for the calculation of loss given default. Initial estimates generated according to product and security types are in line with recent studies carried out by the Bank of Italy.
The next stages of the project forecasted for 2003 include the assignment of probability of default to all segments of the Bank's lending portfolio, an internal model of exposure at default, the regular monthly extraction of data for calculation engines, and the implementation of a portfolio method for the calculation of losses related to unexpected credit losses.
At an organisational level, the Administrative bodies of the Bank establish guidelines relating to credit and on the basis of these the Credit Division is responsible for deciding and coordinating operational policy. The various aspects relating to lending (granting, management, control) are regulated by a recently updated, specific consolidated document, the aim of which is to increase the efficiency and effectiveness of the process while

at the same time seeking conformity with national and international regulations.
During 2002, credit policy continued to be consistent with Carige's retail vocation. Particular attention was placed on families, craftsmen, shopkeepers, and small and medium-sized businesses. Ties with our corporate clients were strengthened thanks to the network of corporate advisors assigned to medium-sized businesses with a turnover ranging from 1.5 to 25 million euros. Another significant example of innovation in Carige's lending policy and proof of the strategic importance this activity has and will have for the Bank is corporate finance; in this area Banca Carige intends to be a reference point for businesses in the supply of innovative services.
The established policy of diversification was favoured during the year by continued expansion of the Group's traditional distribution network. Whilst maintaining its traditional support for the Ligurian economy, Carige extended its lending activities into new areas with the aim of exploiting the business opportunities on offer.
Lending is organised on the basis of an information platform made up by integrated sub-systems powered by various operational units and supported by various information providers. Organisationally, lending is under the control of the Credit Division. A series of delegated responsibilities drawn up by the Board of Directors foresees limits to powers granting overdraft facilities or their extension in relation to staff member seniority and level of risk. The granting of loans is divided into three categories according to the type of security provided and the overall level of risk. The system of control has been put in place in order to guarantee the necessary separation between operational management and risk control. Within the Credit Division, a special credit recovery unit is responsible for the profitable management of bad loan positions as well as the collection of amounts relating to those bad loans securitised at the end of 2000. With regards to country-risk positions, changes were made to classification criteria during the year. All positions are now evaluated analytically: a risk exposure is recorded within the appropriate risk category (bad loans, watchlists, restructured positions), determining the related, analytically calculated writedown.

Policies aimed at managing and limiting credit risk range from traditional approaches, such as the demand for particular commitments, to innovative forms such as securitisation and the use of derivatives (credit default swaps). The Internal Credit Rating project described above will have a significant effect also on the organisation and management of credit in line with Basle Committee recommendations.
The present phase of expansion in the Banca Carige Group requires accurate organisational and technological assessment that provides effective strategic and management tools. With this in mind, a special work group has been set up to redesign the lending process and seek heightened efficiencies by exploiting flows in information, activities, instruments, roles. The group's duties include defining the functional needs of the Bank's IT&C capabilities.
The subject of **operational risks** is under discussion both within the international banking industry itself and amongst international regulators. The objective of these discussions is to design a framework of credit risk mitigation techniques and corresponding capital adequacy ratios. New guidelines by the Basle Committee (Basle 2) to be introduced from 2006 have meant banks having to put into place systematic data collection processes regarding operational losses also when adopting the standard approach. In addition, processes for the collection of such data are a pre-requisite of the Italian Operational Losses database (DIPO) set up by ABI - the Italian Banking Association. Banca Carige is participating in this scheme and believes that such processes are not only useful from a regulatory perspective but also as a means of evaluating more effectively the profit/risk ratios for each line of activity foreseen by the Basle Committee.
Consequently, in June 2002 the systematic collection of data relating to operational losses sustained in certain business lines began; collection was progressively extended to other business lines and the Group as a whole.

CORPORATE GOVERNANCE

In February 2001, the Board of Directors of Banca Carige deliberated its adherence to the

Code of Best Practice in the area of Self-Regulation for Listed Companies ("the Code").
Banca Carige's governance system is fully in line with the requirements stated by the Code. It should be pointed out that the present structure of Banca Carige, its functional organisation and company procedures were already established and therefore pre-empted the Code's requirements.
The Bank fully satisfied the Code's various provisions relating to the role of the Board of Directors and its composition, such as the frequency of board meetings, responsibilities assigned to the Board, the independence of Board members, the handling of classified information, information from delegated bodies, Board member participation in shareholders' meetings, etc.
In particular, board members are able to devote the necessary time that the appointment requires ("due diligence") in spite of other positions held in other listed companies in Italy and abroad, and in other finance, banking or insurance companies of significant size. Details of other positions held by board members of Banca Carige are given in the table below:

Prof. Cuocolo	• Board member of Eptaconsors SpA
Mr Scajola	• Vice Chairman of Autostrada dei Fiori SpA
Mr Berneschi	• Board member of Cassa di Risparmio di Savona SpA • Chairman of Carige Assicurazioni SpA • Board member of Carige Vita Nuova SpA • Vice Chairman of Centro Fiduciario SpA • Board member of Eptaconsors SpA • Vice Chairman of Eptasim SpA • Board member of Eptafund SpA
Prof. Alberici	• Board member of Carige Assicurazioni SpA • Board member of Banca Poplare Pugliese • Board member of Factorit SpA
Prof. Alpa	• Board member of Nuova Investimenti Sim SpA • Board member of Grandi Navi Veloci SpA
Mr Binda	• Mangaing Director of WestLB (Italia) Finanziaria SpA
Mr Bonnaud	• Chairman of Eurotitrisation • Supervisory Committee member of CDC – Asset Management Europe and of CDC- GMbH • Chairman of Galaxy Fund- Luxembourg
Prof. Giorgetti	• Board member of Cassa di Risparmio di Savona SpA
Mr Menconi	• Managing Director of Carige Assicurazioni SpA • Managing Director of Carige Vita Nuova SpA
Mr Manneron	• Board member of Ecureuil Participations
Mr Odone	• Chairman of Mediocom Liguria • Vice Chairman of Autostrada Serravalle Milano SpA
Prof. Roppo	• Board member of Cinecittà Holding SpA
Mr Scerni	• Chairman of Scerni & C. SpA • Chairman of Paolo Scerni SpA • Chairman of Finservice SpA • Chairman of RINA SpA • Board member of FILSE SpA • Board member of Ligurcapital SpA
Mr Tarolli	• Vice Chairman of Carige Assicurazioni SpA • Vice Chairman of Carige Vita Nuova SpA

In particular, the Board of Directors, in addition to the powers stated in its By-laws, has exclusive responsibility for strategy and, for what concerns the Banca Carige Group, its organisation and any significant business.
As required by the Code, the Shareholders' Meeting of the Bank adopted a rule that allows for the orderly and proper working of the Meeting.
With regards to disclosure and relations with institutional investors and other shareholders,

the Bank has for some time provided for these aspects by means of *ad hoc* bodies within its organisation.
For what concerns transparency in the appointment of the Board of Statutory Auditors, the By-laws of the Bank foresee a voting mechanism that protects the interests of minority shareholders, as required by Legislative decree 58/98. This same mechanism was extended to the election of the Board of Directors of the Bank during the Extraordinary Shareholders' Meeting held on 6th December 2001. In both cases, shareholders are to deposit at least ten days before the Ordinary Shareholders' Meeting their proposals for candidates accompanied by full personal and professional details as required by articles 7.1 and 13.1 of the Code.
The Board of Directors of Banca Carige appointed by the Shareholders' Meeting of 27/4/01 deliberated the creation of a remuneration committee in addition to an internal control committee as foreseen, respectively, by articles 8 and 10 of the Code.
In accordance with article 2.6.3 of *Borsa Italiana SpA*'s Regulations concerning organised and managed markets, and relevant instructions, the Board of Directors meeting of 19th November 2002 approved a code of best practices regarding internal dealing and the utilisation of reserved information. This Code aims to provide transparency regarding operations carried out by "significant individuals" (board members, statutory auditors, senior executives, senior managers with significant decision-making powers or knowledge of key areas of Group strategy) involving listed securities issued by the Bank or its subsidiaries in addition to those financial instruments listed at article 2 of the same Code.
The Code of Best Practices on internal dealing formalises well-established practices by the Bank in the field of reserved information and at the same time puts into effect the provisions of article 6 of the Code of Self-Regulation for Listed Companies mentioned above.
During the period 17th June to 28th June 2002, 140,643,546 ordinary shares were converted into savings shares. The Savings Shareholders' Special Meeting of 20th September 2002 appointed Mr Giancarlo Bach as its representative.
As requested by Borsa Italiana SpA, a detailed report on the Bank's corporate governance initiatives was sent to the same Borsa Italiana SpA and was also made available to shareholders together with the financial statements to be presented for shareholders' approval. A copy is also available at the Bank's website.

SIGNIFICANT EVENTS AFTER 31ST DECEMBER 2002

On the 13th January 2003 the Bank was informed of the purchase on the part of Gefip Holding SA of Brussels of a 2.281% holding in Banca Carige SpA. The Bank's Corporate Financial Consultancy service for businesses in Lombardy was completed with the launch of a second group of operating units in the districts of Milan and Brescia. During 2003 Carige expects to extend its corporate services in those areas that make up the branch network. The first region chosen was Piedmont. In January and February the migration of the information systems of the ex Bipop-Carire and Banco di Sicilia branches acquired by the Capitalia Group with effect 31st December 2002 was completed.
In comparison with 31/12/02 staff levels of the Bank rose by 329 following the transfer on 1st January 2003 of 371 employees of the Capitalia branches acquired by Carige in 2002.

PROSPECTS AND CONCLUSIONS

The Banca Carige Group has experienced significant changes over the last ten years as a result of a substantially modified operating environment (institutional and economic) and expansion of its operational capacities (the purchase of branches outside Liguria as well as the acquisition of insurance companies and other banks). In spite of these changes, the Group's commitment to its traditional strengths – financial stability, prudential approach to the management of risks, cost containment – remains unchanged. Our objective is a demanding one: to be a nationally positioned provider of a wide range of banking, finance, pension, and insurance products.

In this context, the Group's strategic priorities aim, on one hand, at consolidating and defending our traditional operational stronghold in Liguria and, on the other, putting into place an appropriate model of development in those areas outside Liguria of recent penetration.

In order to achieve these objectives, the immediate future will see a strengthening of the distributional synergies present throughout the Group, in particular with regards to our bank branches and insurance offices. Furthermore, steps will taken to optimise central functions regarding product, finance and backup for new markets.

The Group's industrial plan will be carried out via five complementary profiles:

- heightened focus on the part of the Group's distribution network on income generating activities by means of the updating of support instruments, governance structures and resource characteristics;
- identification and exploitation of synergies between the banking branches and insurance offices;
- enhancement of the Group's product portfolio (banking, finance, assurance and insurance) also by means of value adding partnership agreements;
- thorough overhaul of the Group's organisational structure;
- effective IT&C solutions.

File No. 82-4758

To the Shareholders of Banca Carige,

For our Bank 2002 was a year of further growth and consolidation, achieved in the face of extreme difficulties represented by the economic and financial context. Despite the problems this operating environment poses, we are confident that our Bank is well-equipped to face the challenges of the near future in terms of increased profitability and added value for shareholders. The opportunities that lie ahead for our Group as a banking, finance and insurance provider are considerable. In the light of the excellent results achieved in recent years, the future of Banca Carige is bright.

The Board of Directors would like to thank all those who have contributed to the continuing development of the Group, which has seen it move from a regional to a national presence.

Out thanks go to our shareholders whose participation in the life of the Bank is so important. We thank our customers who we are privileged to serve through offering the highest quality services and products.

The role played by our staff over the last twelve months in reaching our objectives has been crucial. As always your support, skill and loyalty are essential to our Bank's progress.

Many thanks are also due for the excellent work carried out by the Board of Statutory Auditors of Banca Carige. Their advice and constant supervision have been much appreciated.

The Board also wishes to thank the Italian Securities and Exchange regulator, *Consob* and *Borsa Italiana SpA* for the assistance they have both given during the year.

Genoa, 26th February 2003

The Board of Directors

File No. 82-4758



FINANCIAL STATEMENTS 2002

BALANCE SHEET

ASSETS (EURO)	31/12/02	31/12/01
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	173,442,144	164,674,547
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	311,013,873	418,493,106
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,355,666,985	1,114,874,808
(a) repayable on demand	543,975,886	262,254,477
(b) other loans and advances	811,691,099	852,620,331
40 - ACCRUED INCOME AND PREPAID EXPENSES:	7,909,841,011	6,982,175,172
including:		
– loans using funds managed on behalf of third parties	188,271	188,378
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1,598,436,717	1,921,679,982
(a) issued by public bodies	929,013,187	989,110,997
(b) issued by banks	386,495,503	577,785,929
including:		
– own securities	43,086,973	53,058,938
(c) issued by financial institutions	189,257,588	250,511,135
including:		
– own securities	-	-
(d) issued by others	93,670,439	104,271,921
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	172,906,895	93,181,424
70 - EQUITY INVESTMENTS	51,989,048	57,719,531
80 - INVESTMENTS IN GROUP COMPANIES	586,521,902	561,085,183
90 - INTANGIBLE FIXED ASSETS	480,133,095	357,297,820
including:		
– start-up costs	1,047,254	3,131,428
– goodwill	450,799,263	330,911,909
100 - TANGIBLE FIXED ASSETS	865,460,026	627,510,436
including:		
– leasing	605,418,004	380,268,125
120 - OWN SHARES	11,618,829	21,837,568
(nominal value: 9,894,023)		
130 - OTHER ASSETS	795,486,591	428,107,254
140 - ACCRUED INCOME AND PREPAID EXPENSES:	81,299,987	86,836,742
(a) accrued income	71,817,322	78,310,068
(b) prepaid expenses	9,482,665	8,526,674
including:		
– discount on bonds issued	4,424,826	2,159,195
TOTAL ASSETS	14,393,817,103	12,835,473,573

LIABILITIES AND STOCKHOLDERS' EQUITY

(EURO)	31/12/02	31/12/01
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,797,348,171	1,651,997,320
(a) repayable on demand	70,008,790	62,725,902
(b) with agreed maturity dates or periods of notice	1,727,339,381	1,589,271,418
20 - AMOUNTS OWED TO CUSTOMERS:	5,912,248,247	4,863,054,652
(a) repayable on demand	5,504,428,547	4,495,688,463
(b) with agreed maturity dates or periods of notice	407,819,700	367,366,189
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,323,926,021	3,236,262,727
(a) bonds	2,853,873,655	2,691,728,533
(b) certificates of deposits	397,349,481	474,394,480
(c) other	72,702,885	70,139,714
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	309,958	298,037
50 - OTHER LIABILITIES	813,613,790	615,210,464
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	144,443,634	132,066,067
(a) accrued expenses	80,732,500	91,044,576
(b) deferred income	63,711,134	41,021,491
70 - RESERVE FOR TERMINATION INDEMNITIES	84,941,214	71,068,260
80 - RESERVES FOR RISKS AND CHARGES	429,445,625	423,973,741
(a) reserves for pensions and similar commitments	287,888,000	297,735,853
(b) reserves for taxation	109,433,954	98,068,982
(c) other reserves	32,123,671	28,168,906
90 - RESERVES FOR LOAN LOSSES	13,000,000	5,164,569
100 - RESERVES FOR GENERAL BANKING RISKS	5,164,569	5,164,569
110 - SUBORDINATED LOANS	400,000,000	400,000,000
120 - CAPITAL STOCK	1,020,549,614	1,017,509,645
130 - ADDITIONAL PAID-IN CAPITAL	136,095,340	132,004,785
140 - RESERVES	199,956,777	170,197,180
(a) legal reserve	56,869,285	46,514,736
(b) reserve for purchase of treasury stock	11,618,829	21,837,568
(c) statutory reserves	-	-
(d) other reserves	131,468,663	101,844,876
150 - REVALUATION RESERVES	7,956,058	7,956,058
170 - NET INCOME	104,818,085	103,545,499
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	14,393,817,103	12,835,473,573
	-	-

GUARANTEES AND COMMITMENTS		
10 - GUARANTEES GIVEN	1,321,237,793	1,219,483,118
including:		
– acceptances	4,209,416	9,513,623
– other guarantees	1,317,028,377	1,209,969,495
20 - COMMITMENTS	770,377,841	628,686,312
including:		
– repurchase agreements	-	-

INCOME STATEMENT

	(EURO)	2002	2001
10 -	INTEREST INCOME AND SIMILAR REVENUES	566,999,876	608,986,991
	including:		
	– loans and advances to customers	431,518,135	452,527,616
	– fixed-income securities	110,237,444	128,224,614
20 -	INTEREST EXPENSE AND SIMILAR CHARGES	- 263,694,497	- 300,164,422
	including:		
	– amounts owed to customers	-62,712,908	- 64,993,902
	– securities issued	-137,141,038	- 135,796,386
30 -	DIVIDENDS AND OTHER REVENUES:	87,245,346	39,028,861
	(a) from shares, quotas and other equity securities	2,847,659	2,858,003
	(b) from equity investments	40,412,673	16,232,276
	(c) from equity investments in group companies	43,985,014	19,938,582
40 -	COMMISSION INCOME	160,709,881	144,203,577
50 -	COMMISSION EXPENSES	- 12,824,712	- 12,018,678
60 -	GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,989,028	3,244,652
70 -	OTHER OPERATING INCOME	123,888,604	121,702,012
80 -	ADMINISTRATIVE COSTS:	- 321,821,106	- 301,549,625
	(a) personnel	-199,388,445	- 191,935,008
	including:		
	– wages and salaries	-138,175,948	- 117,001,508
	– social security costs	-38,266,823	- 32,702,055
	– termination indemnities	-8,607,663	- 9,007,528
	– pensions and similar commitments	-5,246,624	- 11,898,960
	(b) other administrative costs	-122,432,661	- 109,614,617
90 -	DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 91,052,099	- 80,087,192
100 -	PROVISIONS FOR RISKS AND CHARGES	- 3,175,799	- 2,783,784
110 -	OTHER OPERATING EXPENSES	- 5,800,244	- 4,226,783
120 -	PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 59,670,323	- 48,154,534
130 -	RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9,863,612	5,609,009
140 -	ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 13,000,000	- 2,433,102
150 -	WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 11,075	- 26,580
160 -	RECOVERIES OF FINANCIAL FIXED ASSETS	88,451	263,453
170 -	INCOME FROM ORDINARY ACTIVITIES	171,756,887	171,593,854
180 -	EXTRAORDINARY INCOME	14,559,493	15,468,678
190 -	EXTRAORDINARY EXPENSES	- 2,598,295	- 2,588,237
200 -	EXTRAORDINARY INCOME, NET	11,961,198	12,880,441
220 -	INCOME TAXES	- 78,900,000	- 80,928,796
230 -	NET INCOME	104,818,085	103,545,499

File No. 82-4758



FINANCIAL STATEMENTS: COMPARISON WITH 2001

File No. 82-4758

BALANCE SHEET
COMPARISON WITH 2001

ASSETS *(thousands of Euros)*	31/12/02	31/12/01	Change % 2002	Change % 2001
10 CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	173,442	164,675	5.3	47.0
20 TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	311,014	418,493	- 25.7	- 3.4
30 LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,355,667	1,114,875	21.6	15.8
(a) repayable on demand	543,976	262,255	...	- 48.3
(b) other loans and advances	811,691	852,620	- 4.8	87.2
40 ACCRUED INCOME AND PREPAID EXPENSES:	7,909,841	6,982,175	13.3	11.1
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 BONDS AND OTHER FIXED–INCOME SECURITIES:	1,598,437	1,921,680	- 16.8	- 3.8
(a) issued by public bodies	929,013	989,111	- 6.1	- 15.3
(b) issued by banks	386,496	577,786	- 33.1	18.4
including:				
– own securities	43,087	53,059	- 18.8	- 5.8
(c) issued by financial institutions	189,258	250,511	- 24.5	- 1.3
including:				
– own securities	-	-	-	-
(d) issued by others	93,670	104,272	- 10.2	18.0
60 SHARES, QUOTAS AND OTHER EQUITY SECURITIES	172,907	93,181	85.6	- 34.0
70 EQUITY INVESTMENTS	51,989	57,720	- 9.9	6.8
80 INVESTMENTS IN GROUP COMPANIES	586,522	561,085	4.5	0.0
90 INTANGIBLE FIXED ASSETS	480,133	357,298	34.4	...
including:				
– start-up costs	1,047	3,131	- 66.6	- 31.2
– goodwill	450,799	330,912	36.2	...
100 TANGIBLE FIXED ASSETS	865,460	627,510	37.9	19.8
including:				
– leasing	605,418	380,268	59.2	36.0
120 OWN SHARES	11,619	21,838	- 46.8	23.9
(nominal value: Euro 6,025)				
130 OTHER ASSETS	795,487	428,107	85.8	14.7
140 ACCRUED INCOME AND PREPAID EXPENSES:	81,300	86,837	- 6.4	- 4.3
(a) accrued income	71,817	78,310	- 8.3	- 7.6
(b) prepaid expenses	9,483	8,527	11.2	42.4
including:				
– discount on bonds issued	4,425	2,159	...	74.4
TOTAL ASSETS	14,393,818	12,835,475	12.1	10.3

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,797,348	1,651,997	8.8	- 29.3
(a) repayable on demand	70,009	62,726	11.6	- 54.2
(b) with agreed maturity dates or periods of notice	1,727,339	1,589,271	8.7	- 27.7
20 AMOUNTS OWED TO CUSTOMERS:	5,912,248	4,863,054	21.6	18.9
(a) repayable on demand	5,504,428	4,495,688	22.4	20.4
(b) with agreed maturity dates or periods of notice	407,820	367,366	11.0	3.6
30 DEBTS EVIDENCED BY CERTIFICATES:	3,323,926	3,236,263	2.7	14.5
(a) bonds	2,853,874	2,691,729	6.0	18.8
(b) certificates of deposits	397,349	474,394	- 16.2	- 3.0
(c) other	72,703	70,140	3.7	- 2.7
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 OTHER LIABILITIES	813,614	615,210	32.2	68.9
60 ACCRUED EXPENSES AND DEFERRED INCOME:	144,444	132,066	9.4	- 10.4
(a) accrued expenses	80,733	91,045	- 11.3	- 19.1
(b) deferred income	63,711	41,021	55.3	18.0
70 RESERVE FOR TERMINATION INDEMNITIES	84,941	71,068	19.5	14.9
80 RESERVES FOR RISKS AND CHARGES	429,446	423,974	1.3	4.3
(a) reserves for pensions and similar commitments	287,888	297,736	- 3.3	0.1
(b) reserves for taxation	109,434	98,069	11.6	13.8
(c) other reserves	32,124	28,169	14.0	23.2
90 RESERVES FOR LOAN LOSSES	13,000	5,165	...	-
100 RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 SUBORDINATED LOANS	400,000	400,000	-	-
120 CAPITAL STOCK	1,020,550	1,017,510	0.3	-
130 ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
140 RESERVES	199,957	170,198	17.5	16.8
(a) legal reserve	56,869	46,515	22.3	26.8
(b) reserve for purchase of treasury stock	11,619	21,838	- 46.8	23.9
(c) statutory reserves	-	-	-	-
(d) other reserves	131,469	101,845	29.1	11.4
150 REVALUATION RESERVES	7,956	7,956	-	-
170 NET INCOME	104,818	103,545	1.2	5.4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	14,393,818	12,835,474	12.1	10.3

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 2002	Change % 2001
10 GUARANTEES GIVEN	1,321,238	1,219,483	8.3	9.7
including:				
– acceptances	4,210	9,514	- 55.7	...
– other guarantees	1,317,028	1,209,969	8.8	9.3
20 COMMITMENTS	770,378	628,686	22.5	- 13.5
including:				
– repurchase agreements	-	-	-	-

INCOME STATEMENT COMPARISON WITH 2001

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - INTEREST INCOME AND SIMILAR REVENUES	567,000	608,987	- 6.9	12.6
including:				
– loans and advances to customers	431,518	452,528	- 4.6	14.9
– fixed-income securities	110,237	128,225	- 14.0	7.0
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 263,694	- 300,164	- 12.2	20.4
including:				
– amounts owed to customers	- 62,713	- 64,994	- 3.5	30.1
– securities issued	- 137,141	- 135,796	1.0	23.5
30 - DIVIDENDS AND OTHER REVENUES:	87,245	39,029	...	31.2
(a) from shares, quotas and other equity securities	2,847	2,858	- 0.4	41.7
(b) from equity investments	40,413	16,232	...	56.1
(c) from equity investments in group companies	43,985	19,939	...	15.0
40 - COMMISSION INCOME	160,710	144,204	11.4	-
50 - COMMISSION EXPENSES	- 12,825	- 12,019	6.7	8.2
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,989	3,245	...	- 75.1
70 - OTHER OPERATING INCOME	123,889	121,702	1.8	39.3
80 - ADMINISTRATIVE COSTS:	- 321,821	- 301,550	6.7	11.4
(a) personnel	- 199,388	- 191,935	3.9	11.2
including:				
– wages and salaries	- 138,176	- 117,002	18.1	9.2
– social security costs	- 38,267	- 32,702	17.0	12.6
– termination indemnities	- 8,608	- 9,008	- 4.4	3.7
– pensions and similar commitments	- 5,247	- 11,899	- 55.9	- 1.0
(b) other administrative costs	- 122,433	- 109,615	11.7	11.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 91,052	- 80,087	13.7	27.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,176	- 2,784	14.1	6.5
110 - OTHER OPERATING EXPENSES	- 5,800	- 4,227	37.2	- 31.7
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 59,670	- 48,154	23.9	1.8
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9,863	5,609	75.8	- 39.6
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 13,000	- 2,433	...	- 52.9
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 11	- 27	- 59.3	- 97.0
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	88	263	- 66.5	-
170 - INCOME FROM ORDINARY ACTIVITIES	171,757	171,594	0.1	1.8
180 - EXTRAORDINARY INCOME	14,559	15,468	- 5.9	20.5
190 - EXTRAORDINARY EXPENSES	- 2,598	- 2,588	0.4	- 38.5
200 - EXTRAORDINARY INCOME, NET	11,961	12,880	- 7.1	49.2
220 - INCOME TAXES	- 78,900	- 80,929	- 2.5	2.6
230 - NET INCOME	104,818	103,545	1.2	5.4

EXPLANATORY NOTES

INTRODUCTION

These financial statements have been prepared in compliance with Legislative decree 87/92 and the Bank of Italy provision dated 30/7/92 and subsequent modifications.
The Balance Sheet and Income Statement show amounts in Euro. Comparison is made to the business year ending 31/12/02. Captions which show no amounts in the balance sheets of the periods under examination have not been entered.
In the explanatory notes, amounts are expressed in millions of Euros, unless otherwise stated. Captions which show no amounts for the periods under examination have been omitted. Further information not foreseen by the above-mentioned regulations and provisions has been supplied where judged appropriate.
Section 11.8 "Securitisation" contains information on the securitisation of credits carried out in December 2000 and 2001 (non performing loans in the first operation, performing mortgages in the second). Details are also given of the securitisation of bad loans carried out at the end of 2002 by Cassa di Risparmio di Savona, in which Banca Carige is servicer.

The report is completed by the following attached statements:

- statement of changes in stockholders' equity;
- statement of cash flow;
- statement in accordance with article 7, Law 218/90 (abstract);
- form of total tax credits attributable to shareholders related to dividends at the moment of their distribution (article 105, Presidential decree 917/86).
- properties;
- leased fixed assets re-valued in accordance with Law 413/91;
- convertible bonds;
- list of non-significant investments;
- information on subsidiaries and other significant company interests;
- key data relating to Carige Open Pension Fund;
- list of exchange rates used in converting currency into euro.

Changeover to the euro

Transition costs totalled overall 15 million euros, of which 11.5 bn was borne during 2001. At the end of 2002 remaining amounts to be amortised totalled 2 million euros.
For the calculation of these costs, the Bank utilised the same criteria applied to the replacement, maintenance, and updating of information systems.

Purchase of 42 branches from the Capitalia Group

At the end of the year, Banca Carige acquired 42 branches from the Capitalia Group.
The value of assets purchased are as follows:

- customers loans 510.8 million €
- customer deposits 454.3 million €
- securities issued 18.6 million €

Indirect deposits amounted to 744 million euros.
Further information regarding the transaction can be found in the Board of Directors' Report. Data related to these branches and used in these explanatory notes was prepared on the basis of information available.

Consob request for information (Consob communication no. 1011405 dated 15/2/2001)

Below is presented the information Italian banks are required to supply to Consob updated for the years 2000/2001.

a) Tax relief foreseen by articles 22 and 23 of Legislative decree 153/99. The European Commission in its decision of 11th December 2001 judged the tax relief foreseen by Legislative decree 153/99 as state aid incompatible with the principles of the common market.

The Italian Government lodged an appeal against the decision with the Court of European Justice. The Italian Banking Association (ABI) also presented on 25th February 2002 an appeal against the decision in front of the Tribunal of Luxembourg. Banca Carige actively supports ABI's decision and will give the necessary help required in preparing an effective line of defence.

On 15th June 2002 Law decree 63/2002 was converted into Law 212/2002 implementing the European Commission's decision and suspending the tax relief contained in articles 22 and 23 of Legislative decree 153/99 from 2001 until the question is resolved. From 2001 onwards awaiting judgement on ABI's appeal, the Bank suspended special reserve provisions. On 24th December 2002 Law decree 282/02 was enacted which, in carrying out the provisions of the EU Commission, obliged those banks which had benefited from Legislative decree 153/99 to return the sums owed plus interest charges within 31/12/02.

The Bank repaid a total of 1,557,000.

Given the nature of the case (litigation with the European Community) this amount was recorded under credits.

The total credit is matched by adequate provisions to tax reserves in the event of a negative decision on the part of the Court and the subsequent loss of the credit involved.

b) Special rate mortgages (Law 133/99 and article 145 of Law accompanying 2001 Budget). Article 29 of Law 133/99 foresees the re-negotiation of mortgage interest rates at a reference rate equal to the system-wide average (as defined by article 145 of the Law accompanying the 2001 budget), with the subsequent charges, all or in part, to be covered by the State or public bodies.
In the light of this legislation. provisions to a specific reserve were started in 2000; total provisions at 31/12/02 amounted to 2,835,000, of which 667,000 were made in 2002.

c) Capitalisation of interest due (Constitutional Court Sentence 425 of 9/10/00). The Constitutional Court's ruling number 425 of 9/10/00 declared illegitimate the contents of article 25, Legislative decree 344/99. The article excluded from liability to legal action those clauses between banks and customers relating to capitalisation of interest due signed after the coming into effect of the Inter-ministerial Committee for Credit and Saving's deliberation of 22/4/00, enacting Legislative decree 344/99.
The Constitutional Court confined its judgement exclusively to a criticism of the government in its enactment of the above-mentioned law.
In the light of the above and the inevitability of further legislation on the matter Banca Carige has declined the few requests it has received from customers for the return of interest paid over ten years as a result of the quarterly capitalisation of bank interest income
The Bank has declined the few requests so far received by holders of accounts (existing or closed) for the return of interest charged over the last ten years, calculated on a quarterly basis. The validity of the Bank's position appears confirmed by recent court rulings in Florence and Rome relative to the previously different time periods applied for the calculation of interest payable by the customer on one hand and interest receivable by the customer on the other.

Consolidated Financial Statements for the Banca Carige Group have been prepared.

These **financial statements were audited** by KPMG SpA. The selection of the Bank's auditors for the period 2000-2002 was approved by the Shareholders' Meeting of 27/4/00 pursuant to Legislative decree 58/90. The duties of the auditors for the period are the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

PART A
ACCOUNTING PRINCIPLES

SECTION 1

The Accounting Policies are in compliance with law decree 87/92 and the Bank of Italy's provisions of 30/7/92 and subsequent modifications and are the same as those used in the previous year.

LOANS, GUARANTEES AND COMMITMENTS

Loans are stated at their estimated realizable value and are determined according to debtors' solvency and the debt-paying difficulty of the debtors' home country.
The valuation of loans is made under the application of either an analytic or lump-sum method.
The interest on overdue loans is adjusted by the portion of loans considered to be irrecoverable.
Reserves for loan losses, recorded under "Liabilities", have been created only to offset contingent credit risks.
Reserves for guarantees and commitments, recorded under "Liabilities" have been created to offset this particular kind of risk.

SECURITIES PORTFOLIO AND OFF-BALANCE SHEET TRANSACTIONS EXCLUDING THOSE IN CURRENCY

Investment securities

Investment securities are valued at cost, adjusted on an accruals basis for the difference between cost and their redemption at maturity and includes unamortized issue premiums or discounts.
In the event of long term deterioration of the issuer's solvency, the securities are written down. In the case of those securities deriving from structured securitised debt transactions, writing down is carried out on the basis of expected proceeds stemming from the underlying.
The original value of investment securities is reinstated when the reasons for writing down cease to apply.

Trading securities.

- trading securities quoted on organised markets are valued either at purchase price or the average market price for the last month, whichever is lower;
- securities not quoted on organised markets are valued at cost adjusted for market trends and issuer solvency. In the case of those securities deriving from structured securitised debt transactions, value adjustments are carried out on the basis of expected proceeds stemming from the underlying.

The purchase price, determined according to the principle of daily weighted average, includes adjustments for the relevant quota of issue premium or discount accumulated during the period the securities are held.
Securities held at 1/12/91 and still in portfolio at 30/6/2000 are valued at cost defined as the value of transfer to Banca Carige at 1/12/91 and adjusted for issue premium or discount pursuant to Legislative decree 719/94 and subsequent changes.
The original value of the securities is re-instated when the reasons for writing down cease to apply.
Any securities to be transferred from the investment to trading portfolio will be recorded at the book value on the date of transfer calculated on the basis of the criteria applied to investment securities foreseen in the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, the latter modified by CONSOB's letter dated 15/6/01. Securities transferred still present in portfolio at year end are valuated according to the criteria applied to the portfolio to which they are destined

Off balance sheet operations, excluding those in currency

Unsettled securities transactions are evaluated according to the criteria of the portfolio to which they are destined.

Unsettled trading securities transactions are evaluated accordingly:

a) with regards to commitments to purchase and commitments to sell which have the same underlying securities with the same nominal value, any positive difference between the settlement price of the commitment to purchase and the settlement price of the commitment to sell is recorded in the income statement;
b) the residual commitments to purchase are evaluated at either settlement price or market price whichever is lower;
c) the residual commitments to sell are evaluated at either settlement price or book value, whichever is lower.

Derivative contracts on securities, interest rate etc., are evaluated accordingly:

a) contracts related to underlying equity investments are evaluated at cost and written down in the event of long-term deterioration of the issuer's solvency;
b) trading derivatives contracts are evaluated at either cost or market value, whichever is lower. Market value of contracts is that quoted at the last day of the business year. Those contracts which are not quoted on organised markets but which can be evaluated according to official parameters, are evaluated at replacement cost at the last day of the period;
c) economically-linked trading contracts, which are closely correlated both technically and financially, are evaluated in the same way. The losses which exceed connected gains are recorded in the income statement;
d) hedging contracts on trading securities are evaluated in the same way as the underlying; market value is the average of prices and parameters recorded in the last month of the period. Losses which exceed gains on securities or gains which correspond to losses on securities are recorded in the income statement;
e) hedging contracts on assets and liabilities which are evaluated at cost are in turn evaluated at cost.

EQUITY INVESTMENTS

The Bank's stock rights in relation to its subsidiaries are included under holdings. These rights, in the form of securities or not, are held for investment.
Holdings, both substantial and those in Group subsidiaries, are valued at purchase cost or subscription. With regard to investments resulting from the transfer of assets on 1/12/91, the cost was estimated by a group of experts.
The cost is written down to reflect any permanent loss in value. The original value is reinstated when the reasons for writing down ceased to apply.
The dividends of the subsidiaries are recorded in the same accounting period in which the related profit accrued.
The dividends on other equity investments are recorded in the accounting period in which they were deliberated, usually coinciding with the period of collection.

FOREIGN CURRENCY ASSETS AND LIABILITIES INCLUDING OFF-BALANCE SHEET TRANSACTIONS

Assets, excluding equity investments, and liabilities expressed in foreign currencies are valued applying the spot rate at 31/12/000.
Equity investments expressed in foreign currencies are valued according to the rate in force at the time of purchase.
Off-balance sheet transactions expressed in foreign currencies are valued:

- at the spot rate as of the last business day of the period in the case of unsettled spot contracts;
- at the forward exchange rate as of the last business day of the period for maturities corresponding to those of the

contracts being valued, in the case of forward transactions.

In the case of on-balance sheet assets and liabilities linked to off-balance sheet assets and liabilities, off-balance sheet items are accounted for in a manner similar to the accounting of on-balance sheet items.

TANGIBLE FIXED ASSETS

Tangible assets are recorded at purchase price plus related charges, and include leased assets and those assets that are to be leased.
The value of those assets transferred from Cassa di Risparmio di Genova e Imperia to Banca Carige on 1/12/91 was estimated by a group of experts.
The value of tangible fixed assets includes revaluation in accordance with Laws 575/75, 72/83, 413/91 (only for some assets transferred by merged companies) and with reference to capital gains, Law 218/90.
Advances to supplies for the purpose of tangible fixed assets are included under tangible fixed assets.
Depreciation is determined by using the straight-line method over the useful life of each category.
Objects of art, being assets which conserve if not increase their value, are not amortized.

Included in this category are leased assets, in line with the equity method, and are amortized as follows:

- assets leased from 1986 to 1987 are depreciated to the maximum extent foreseen for each type of user as permitted by tax law;
- assets leased from 1988 to 1994 are depreciated on a fixed percentage basis in compliance with Presidential decree 917/86;
- assets leased from 1995 onwards are depreciated as established in the
- assets to be leased and assets stolen or destroyed are not amortized.

Tangible fixed assets, including assets leased or to be leased, are depreciated on a straight-line basis.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are, in those cases foreseen by relevant legislation, recorded with the consent of the Board of Statutory Auditors and are amortized on a straight-line basis. Start-up and improvement costs in addition to research and development costs are amortised over a period not exceeding five years.
Amortisation of goodwill stemming from the purchase of branches from Banco di Sicilia and IntesaBci will be carried out over twenty years; from 1st January 2001 for goodwill deriving from the first acquisition and from 1st October 2001 for the second.
The period of amortisation chosen corresponds to the average period of goodwill intrinsic in the branch network acquired.
Amortisation rates on goodwill deriving from the purchase of branches from Banco di Sicilia and the Intesa Group stem from the application of an analytical model which takes into account the expected returns on the branches acquired and the period of time required for their integration into the Banca Carige Group.
The application of this methodology represents a change to the previous simplified method and benefits from heightened information flows from the branches during the year. Consequently a weighted average rate of 1.82% was applied for 2002, unlike the fixed rate of 5% applied in 2001.
The change in the method of calculation is justified by the increasing importance that branch acquisitions has played in Carige's expansion policy since 2000. Consequently, an analytically-derived amortisation rate calculated on a yearly basis rather than the

captures more effectively the expected returns over the useful life of the investment.
Unlike the previous amortisation rate, which was at fixed rate, the method applied from 2002 utilises a rising-charge rate until the integration of the branches acquired is completed (2006 for the ex-Banco di Sicilia branches; 2007 for the ex-Intesa group branches). Post-integration amortisation will be on a fixed-charge basis.Goodwill paid on the acquisition of branches from the Capitalia group (contract date 30/12/02 with effect 11.59 pm of 31/12/02) will be amortised over twenty years on a rising-charge basis. Integration of these branches will be completed in 2008.

PAYABLES

Payables are recorded at face value with the exception of zero coupon and one coupon debt securities, which are recorded at a value corresponding to net proceeds plus accrued interest.

TERMINATION INDEMNITY

Termination indemnity is in accordance with current legislation.

RESERVES FOR RISKS AND CHARGES - RESERVES FOR TAXATION

Tax reserves stem from provisions for direct taxation, deferred tax liabilities, indirect taxation and other unforeseen events such as risk to liabilities after litigation.

OTHER TAX ASPECTS - DEFERRED TAX: POSITIVE AND NEGATIVE EFFECTS

The calculation of deferred tax is made on the basis of the equity method with reference to the timing differences existing between the value attributed to an asset or liability under accounting criteria and the value attributed to the same for the calculation of tax.
Tax advanced is recorded under assets subject to the condition that, for prudential realising, over a period of five years, taxable income sufficient for its recovery.
The recording of liabilities for taxes payable in the future is subject to the condition that there is a possibility of the liability to tax occurring.
The treatment of deferred tax in these financial statements is in accordance with the Bank of Italy's instructions dated 3/8/99.

SUPPLEMENTARY PENSION FUND

Provisions have been made to guarantee sufficient funds as stipulated by both the Supplementary Pension Agreement.

ACCRUALS AND DEFERRALS

Accruals and deferrals are calculated in accordance with the matching principle.

SECTION 2

TAX-RELATED ADJUSTMENTS AND PROVISIONS

2.1 Tax Adjustments

2.1.1 During 1993, Banca Carige's holding in the subsidiary Columbus Carige Immobiliare SpA was written down by 241 thousand euros, a loss not regarded as permanent. During 1996 and 1997, write backs on the holding totalled 134 thousand euros.

2.1.2 At 31/12/02 the application of tax amortisation rather then the previous financial methodology on lease assets for the period ending 31/12/94 had no significant effects on either equity or net profit.

2.2 Tax provisions

No tax provisions were made during the year.

PART B
BALANCE SHEET

SECTION 1

LOANS

The Bank's loans portfolio, summarized in this section, amounts to 9,438,950 thousand euros and is analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Cash in hand, balances with central banks and post offices (caption 10)	173,442	1.8	164,675	2.0
– Loans and advances to credit institutions (caption 30)	1,355,667	14.4	1,114,875	13.5
– Loans and advances to customers (voce 40)	7,909,841	83.8	6,982,175	84.5
Total	**9,438,950**	**100.0**	**8,261,725**	**100.0**

	31/12/02	31/12/01	Change absolute	%
CAPTION 10 "CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES"	**173,442**	**164,675**	**8,767**	**5.3**

Caption 10 detailed by technical form:

	31/12/02			31/12/01		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Cash	168,661	4,613	173,274	159,544	3,946	163,490
Promissory notes of Bank of Italy and postal orders and cheques	104	-	104	1,048	-	1,048
Deposits with						
- central banks	-	-	-	-	-	-
- post offices	64	-	64	137	-	137
Total	168,829	4,613	173,442	160,729	3,946	164,675

Item includes 9,345,000 relating to the branches acquired from the Capitalia group.

	31/12/02	31/12/01	Change absolute	%
1.1 CAPTION 30 "LOANS AND ADVANCES TO CREDIT INSTITUTIONS"	**1,355,667**	**1,114,875**	**240,792**	**21.6**
(a) deposits with central banks	143,794	450,283	-306,489	-68.1
(b) bills elegible for refinancing by central banks	-	-	-	-
(c) repurchase agreements	19,454	-	19,454	...
(d) loan of securities	-	-	-	-

Caption 30 detailed by technical form and currency is the following:

Nominal value	31/12/02 Euro	31/12/02 Foreign Currency	31/12/02 Total	31/12/01 Euro	31/12/01 Foreign Currency	31/12/01 Total
Deposits with central banks	143,794	-	143,794	450,283	-	450,283
- Compulsory reserves	143,794	-	143,794	97,174	-	97,174
- Pre-circulation euro term deposits	-	-	-	353,109	-	353,109
Deposits with banks	1,120,536	99,252	1,219,788	587,921	84,097	672,018
- Deposits	944,091	80,222	1,024,313	372,025	60,600	432,625
- Repurchase agreements	19,454	-	19,454	-	-	-
- Discounted notes	2,795	-	2,795	6,656	-	6,656
- Overdraft facilities	64,547	18,018	82,565	71,755	22,237	93,992
- Loans (Financial backing)	60,959	686	61,645	117,326	780	118,106
- Long term loans	211	-	211	229	-	229
- Bad loans	21,720	-	21,720	-	-	-
- Other	6,759	326	7,085	19,930	480	20,410
	1,264,330	**99,252**	**1,363,582**	**1,038,204**	**84,097**	**1,122,301**
(-) Total specific allowances	7,648	267	7,915	6,791	635	7,426
- bad loans	7,648	-	7,648	-	-	
- other loans	-	267	267	6,791	635	7,426
Total	**1,256,682**	**98,985**	**1,355,667**	**1,031,413**	**83,462**	**1,114,875**
of which:						
- resident	993,728	31,505	1,025,233	792,774	31,176	823,950
- non-resident	262,954	67,480	330,434	238,639	52,286	290,925

Item includes 135,877,000 relating to the branches acquired from the Capitalia group.

At 31/12/02, all non-guaranteed credits to residents outside the OECD were valuated analytically; credit risk positions are classified as either bad loans or watchlists.

1.2 CASH CREDITS BANKS CATEGORIES/BALANCES	31/12/02 Gross value	31/12/02 Specific allowances	31/12/02 Net value	31/12/01 Gross value	31/12/01 Specific allowances	31/12/01 Net value
A. Credits at risks	23,132	7,915	15,217	22,592	7,426	15,166
A.1 Bad loans	21,720	7,648	14,072	-	-	-
A.2 Watchlists	445	267	178	-	-	-
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Non-guaranteed credits towards count	967	-	967	22,592	7,426	15,166
B. Performing credits	1,340,450	-	1,340,450	1,099,709	-	1,099,709

At 31/12/02, items A.1 "Bad loans" and A.2 "Watchlists" refer entirely to country-risk positions.

1.3 DOUBTFUL LOANS
BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	-	-	-	-	22,592
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	21,720	21,885	-	-	59
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	364	-	-	-	-
B.3 transfer from other doubtful loan categories	21,356	21,303	-	-	-
B.4 other increases	-	582	-	-	59
C. Decreases	-	21,440	-	-	21,684
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	21,356	-	-	21,303
C.6 other decreases	-	84	-	-	381
D. Total closing exposure at 31/12/2002	21,720	445	-	-	967
D.1 of which: interest on overdue loans	364	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	-	-	-	-	22,070
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	937
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	937
C. Decreases	-	-	-	-	415
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	415
D. Total closing exposure at 31/12/2001	-	-	-	-	22,592
D.1 of which: interest on overdue loans	-	-	-	-	-

1.4 TOTAL VALUE ADJUSTMENTS BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	-	-	-	-	7,426	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	7,648	7,020	-	-	-	-
B.1 adjustments	945	-	-	-		-
B.1.1 of which: interest on overdue loans	365	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	6,703	7,020	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	6,753	-	-	7,426	-
C.1 recoveries stemming from evaluation	-	50	-	-	406	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer from other loan categories	-	6,703	-	-	7,020	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/02	7,648	267	-	-	-	-
D.1 of which: interest on overdue loans	365	-	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	-	-	-	-	6,781	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	727	-
B.1 adjustments	-	-	-	-	727	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	82	-
C.1 *recoveries stemming from evaluation*	-	-	-	-	82	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer from other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/01	-	-	-	-	7,426	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
1.5 CAPTION 40 "LOANS TO CUSTOMERS"	7,909,841	6,982,175	927,666	13.3
(a) bills elegible for refinancing by central banks	-	-	-	-
(b) repurchase agreements	-	-	-	-
(c) loan of securities	-	-	-	-

Caption 40 detailed by technical form is the following:

Nominal value	31/12/02 Euro	31/12/02 Foreign Currency	31/12/02 Total	31/12/01 Euro	31/12/01 Foreign Currency	31/12/01 Total
Discounted notes	36,880	-	36,880	31,404	-	31,404
Advances with recourse	284,748	1,574	286,322	210,835	-	210,835
Overdrafts	1,365,652	13,482	1,379,134	1,200,005	10,288	1,210,293
Other non-overdrafts loans	1,763,704	293,041	2,056,745	2,023,732	182,442	2,206,174
Loans backed by pledge assets	9,709	-	9,709	8,892	102,739	111,631
Loans	3,708,067	109,408	3,817,475	2,936,277	-	2,936,277
Salary backed loans	11,593	-	11,593	8,521	-	8,521
Consumer credit loans	4,338	-	4,338	6,522	-	6,522
Factoring	96,174	-	96,174	126,610	-	126,610
Loans for leased assets	9,242	-	9,242	7,139	-	7,139
Bad loans	235,248	-	235,248	199,880	-	199,880
Repurchase agreements	-	481	481	-	572	572
Other	86,140	-	86,140	34,968	57	35,025
	7,611,495	417,986	8,029,481	6,794,785	296,098	7,090,883
(-) Total specific allowances	119,159	481	119,640	107,858	850	108,708
- Bad loans	101,169	481	101,650	89,357	572	89,929
- Other	17,990	-	17,990	18,501	278	18,779
Total	7,492,336	417,505	7,909,841	6,686,927	295,248	6,982,175
of which:						
– resident	7,362,469	295,799	7,658,268	6,595,189	265,974	6,861,163
– non-resident	129,867	121,706	251,573	91,738	29,274	121,012

The item includes 510,835,000 relating to the purchase of branches from the Capitalia group. The nominal value of the credits was adjusted to take into account expected losses as follows:

	31/12/02	31/12/01
- analytic allowances	114,171	103,647
- lump-sum allowances	5,469	5,061
- country risks	-	344
- other	5,469	4,717
Total	**119,640**	**108,708**

All bad loan positions are evaluated analytically as are significant watchlist and country-risk positions specified at 1.1. Other watchlists are evaluated on a lump-sum basis.

Rescheduled loans were evaluated analytically calculating future flows on the basis of the difference between renegotiated interest rates and the annual average yield for interbank company loans for 2002.

In the light of the Bank's prudential valuation of its complete loan portfolio, provisions calculated by a lump-sum method concerning other "in bonis" loans were deemed unnecessary.

1.6 SECURED LOANS TO CUSTOMERS	31/12/02	31/12/01	Change absolute	%
1.6 SECURED LOANS TO CUSTOMERS	**4,635,533**	**4,289,352**	**346,181**	**8.1**
(a) by mortgages	2,774,150	2,630,737	143,413	5.5
(b) by pledges on:	130,064	95,331	34,733	36.4
1. Cash deposits	3,541	6,690	-3,149	-47.1
2. Securities	111,804	72,619	39,185	54.0
3. Other valuables	14,719	16,022	-1,303	-8.1
(c) by guarantees from:	1,731,319	1,563,284	168,035	10.7
1. Governments	86	77	9	11.7
2. Other public entities	5,217	8,637	-3,420	-39.6
3. Banks	11,062	32,437	-21,375	-65.9
4. Other operators	1,714,954	1,522,133	192,821	12.7

This detail does not include loans to government and public bodies.

1.7 CASH CREDITS CUSTOMERS	31/12/02			31/12/01		
CATEGORIES/BALANCES	Gross value	Specific allowances	Net value	Gross value	Specific allowances	Net value
A. Credits at risks	430,382	119,640	310,742	381,115	108,708	272,407
A.1 Bad loans	240,115	101,650	138,465	202,265	89,930	112,335
A.2 Watchlists	162,529	15,825	146,704	158,453	16,940	141,513
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	9,315	2,165	7,150	7,902	1,494	6,408
A.5 Non-guaranteed credits towards count	18,423	-	18,423	12,495	344	12,151
B. Performing credits	8,162,414	-	8,162,414	7,062,431	-	7,062,431

The credits presented in the table refer to balance sheet asset caption 40 "Loans and advances to customers" and to credits related to leasing transactions which totalled 563,315 thousand euros at 31/12/02. In particular, 4,386 thousand euros is in the form of bad loans and is covered for 459 thousand euros by liabilities caption 80c "Reserves for loan losses - other reserves".
Leasing transactions are included at assets caption 100 " Tangible assets" for a total of 605,418 thousand euros.
Item A.1 "Bad loans" includes a gross country-risk exposure of 13,000; item A.2 "Watchlists" includes gross exposures and writedowns on country-risk positions totalling, respectively, 819,000 and 491,000.

1.8 DOUBTFUL LOANS
CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	202,265	158,453		7,902	12,495
A.1 of which: interest on overdue loans	36,878	6,318	-	-	-
B. Increases	118,700	66,639	-	1,977	9,867
B.1 ex-performing loans	57,697	57,619	-	1,977	-
B.2 interest on overdue loans	11,538	1,887	-	-	-
B.3 transfer from other doubtful loan categories	38,835	972	-	-	-
B.4 other increases	10,630	6,161		-	9,867
C. Decreases	80,850	62,563	-	564	3,939
C.1 re-performing credits	1,706	9,932	-	-	-
C.2 write offs	47,721	181	-	451	-
C.3 payments received	31,332	3,018	-	-	31
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	38,835		-	972
C.6 other decreases	91	10,597	-	113	2,936
D. Total closing exposure at 31/12/02	240,115	162,529	-	9,315	18,423
D.1 of which: interest on overdue loans	41,259	5,123	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	157,260	153,180	125	8,122	803
A.1 of which: interest on overdue loans	34,232	5,716	-	-	-
B. Increases	102,390	132,727	15	1	11,694
B.1 ex-performing loans	39,156	124,308	-	-	-
B.2 interest on overdue loans	9,297	2,767	-	-	-
B.3 transfer from other doubtful loan categories	50,831	-	-	-	-
B.4 other increases	3,106	5,652	15	1	11,694
C. Decreases	57,385	127,454	140	221	2
C.1 re-performing credits	24	65,906	-	-	-
C.2 write offs	36,799	682	-	-	-
C.3 payments received	19,908	3,260	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	50,691	140	-	-
C.6 other decreases	654	6,915	-	221	2
D. Total closing exposure at 31/12/01	202,265	158,453	-	7,902	12,495
D.1 of which: interest on overdue loans	36,878	6,318	-	-	-

1.9 TOTAL VALUE ADJUSTMENTS CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	89,930	16,940	-	1,494	344	-
A.1 of which: interest on overdue loans	36,878	1,080	-	-	-	-
B. Increases	75,036	8,178	-	1,122	-	530
B.1 adjustments	61,317	7,860	-	1,122	-	530
B.1.1 of which: interest on overdue loans	11,538	202	-	-	-	-
B.2 amounts from credit risk fund	5,165	-	-	-	-	-
B.3 transfer from other loan categories	8,554	318	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	63,316	9,293	-	451	344	530
C.1 recoveries stemming from evaluation	1,244	510	-	-	26	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	1,805	48	-	-	-	-
C.2.1 of which: interest on overdue loans	585	-	-	-	-	-
C.3 write offs	47,721	181	-	451	-	530
C.4 transfer from other loan categories	-	8,554	-	-	318	-
C.5 other decreases	12,546	-	-	-	-	-
D. Total closing adjustments at 31/12/02	101,650	15,825	-	2,165	-	-
D.1 of which: interest on overdue loans	41,259	1,282	-	-	-	-

At 31/12/2002 items B1 'Positive variations – writedowns' and C5 'Negative variations – other variations' include 12,455 thousand euros corresponding to the amortisation charge for the year relating to losses stemming from the securitisation of bad loans carried out at the end of 2000.

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	80,218	20,068	-	1,451	241	-
A.1 of which: interest on overdue loans	34,232	1,322	-	-	-	-
B. Increases	60,661	13,121	-	43	104	478
B.1 adjustments	43,772	12,560	-	43	104	478
B.1.1 of which: interest on overdue loans	9,297	379	-	-	-	-
B.2 amounts from credit risk fund	2,433	-	-	-	-	-
B.3 transfer from other loan categories	14,432	-	-	-	-	-
B.4 other increases	24	561	-	-	-	-
C. Decreases	50,949	16,249	-	-	-	478
C.1 recoveries stemming from evaluation	61	1,134	-	-	-	-
C.1.1 of which: interest on overdue loans	-	207	-	-	-	-
C.2 recoveries stemming from payments received	1,634	-	-	-	-	-
C.2.1 of which: interest on overdue loans	356	-	-	-	-	-
C.3 write offs	36,799	682	-	-	-	478
C.4 transfer from other loan categories	-	14,433	-	-	-	-
C.5 other decreases	12,455	-	-	-	-	-
D. Total closing adjustments at 31/12/01	89,930	16,940	-	1,494	345	-
D.1 of which: interest on overdue loans	36,878	1,080	-	-	-	-

SECTION 2

SECURITIES

The securities held by the Bank amount to 2,082,358 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Treasury certificates and other bills eligible for refinancing with central banks (caption 20)	311,014	14.9	418,493	17.2
- Bonds and other fixed-income securities (caption 50)	1,598,437	76.8	1,921,680	79.0
- Shares, quotas and other equity securities (caption 60)	172,907	8.3	93,181	3.8
Total	**2,082,358**	**100.0**	**2,433,354**	**100.0**
of which:				
- Investment securities	232,733	11.2	441,259	18.1
- Trading securities	1,849,625	88.8	1,992,095	81.9

	31/12/02	31/12/01	Change absolute	%
2.1 INVESTMENT SECURITIES	**232,733**	**441,259**	**-208,526**	**-47.3**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	232,733	231,180	441,259	435,953
1.1 Government securities	85,471	85,949	353,065	349,323
- listed	85,471	85,949	353,065	349,323
- unlisted	-	-	-	-
1.2 Other securities	147,262	145,231	88,194	86,630
- listed	75,523	73,719	30,807	29,172
- unlisted	71,739	71,512	57,387	57,458
2. Shares and equity securities	-	-	-	-
- listed	-	-	-	-
- unlisted	-	-	-	-
Total	**232,733**	**231,180**	**441,259**	**435,953**

Book value of investment securities comprises the difference, on the basis of "pro rata temporis" criteria, between cost and redemption value, including issue premium or discount. Market value is the average price recorded during the first six months of the year.

The difference between market and book value (1,553 thousand euros) represents the potential losses for the portfolio.

The positive and negative differences between book value and re-payment value at maturity total 1,771 thousand euros and 778 thousand euros, respectively. These differences were calculated separately for each category.

	Book value	Redemption value	Positive differences	Negative differences
1. Listed certificates of indebtedness	160,994	159,934	1,771	711
Public bodies	85,471	85,500	405	434
Banks	52,597	52,046	603	52
Other	22,926	22,388	763	225
2. Unlisted certificates of indebtedness	71,739	71,806	-	67
Public bodies	-	-	-	-
Banks	6,049	6,116	-	67
Other	65,690	65,690	-	-
Total	232,733	231,740	1,771	778

2.2 CHANGES IN INVESTMENT SECURITIES

	2002	2001
A. Opening balances	441,259	384,667
B. Increases	160,074	57,552
B1. Purchases	57,609	56,500
B2. Writebacks	-	-
B3. Transfers from trading portfolio	100,116	-
B4. Other changes	2,349	1,052
C. Decreases	368,600	960
C1. Sales	149,577	-
C2. Redemptions	218,288	697
C3. Adjustments including	-	-
- permanent writedowns	-	-
C4. Transfers to trading portfolio	-	-
C5. Other changes	735	263
D. Closing balances	232,733	441,259

Transfers to and/or from the investment securities portfolio were carried out in accordance with the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, subsequently modified by CONSOB's letter of 15/6/01, and the policy document approved by the Board of Directors of Banca Carige on 27/3/95, subsequently modified on 6/12/99.

Item B.1 "Purchases" includes 9,190,000 relating to the subscription of Junior class D securities issued on 25th March 2002 by the special purpose vehicle Argo Mortgage within the confines of the securitisation transaction carried out by the Bank (securitisation of performing mortgages) at the end of 2001, and 48,419,000 relating to the purchase of subordinated banking and insurance stock for long-term investment.

Item B.3 "Transfers from the trading securities portfolio" relates to:

- 84,453 in Italian government stock as part of the limited recourse mortgage granted to the SPV Argo Finance One and transferred on 1st March 2002 from the trading to investment portfolio. This placement appears better suited to these securities in the light of the characteristics of the securitisation operation carried out by Banca Carige at the end of 2000;
- 15,663 in buy and hold securities transferred to the investment securities portfolio.

The transfer of securities was carried out in respect of the Bank's valuation criteria for trading securities.

The transfers in question did not generate losses for the year as the market price of the securities was higher at the moment of transfer than their nominal value; there were, however, positive and negative trading differences of, respectively, 115,000 and 88,000.

Item C.1 "Sales" refers to the sale of securities for the funding of expansion of the Bank's distribution network (81 branches purchased from Banco di Sicilia and Intesa group).

Captions "Other changes" are analysed below:

	2002	2001
1. Increases	2,349	1,052
Exchange-rate gains	-	180
Gains on securities	1,824	4
Intrinsic interest (1)	525	868
2. Decreases	735	263
Exchange-rate losses	364	-
Losses on securities	160	12
Intrinsic interest (2)	211	251

(1) Includes the share for the period of interest referring to discount bonds and of issuing and negotiation spreads.
(2) Includes the share for the period of negotiation spreads.

	31/12/02	31/12/01	Change absolute	%
2.3 TRADING SECURITIES	**1,849,625**	**1,992,095**	**-142,470**	**-7.2**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	1,676,718	1,698,388	1,898,914	1,934,875
1.1 Government securities	1,144,750	1,159,652	972,221	985,047
- listed	1,142,475	1,157,359	969,920	982,746
- unlisted	2,275	2,293	2,301	2,301
1.2 Other securities	531,968	538,736	926,693	949,828
- listed	371,381	376,815	667,820	689,394
- unlisted	160,587	161,921	258,873	260,434
2. Shares and equity securities	172,907	175,153	93,181	95,878
- listed	160,615	162,861	74,321	76,142
- unlisted	12,292	12,292	18,860	19,736
Total	**1,849,625**	**1,873,541**	**1,992,095**	**2,030,753**

The difference between market value and book value represents potential non-recorded capital gains for the period and amounts to 23,916 thousand euros, of which 17,128 thousand euros related to hedging forward transactions (section 10.5).

2.4 CHANGES IN TRADING SECURITIES

	2002	2001
A. Opening balances	1,992,095	2,187,863
B. Increases	7,649,811	10,317,640
B1. Purchases	7,585,621	10,259,144
- Certificates of indebtedness	7,052,317	9,652,868
. Government securities	5,984,568	7,329,242
. other securities	1,067,749	2,323,626
- Shares and other equity securities	533,304	606,276
B2. Writebacks	370	1,684
B3. Transfers from investment portfolio	-	-
B4. Other changes	63,820	56,812
C. Decreases	7,792,281	10,513,408
C1. Sales	7,647,438	10,472,256
- Certificates of indebtedness	7,211,121	9,834,922
. Government securities	5,748,601	7,422,383
. other securities	1,462,520	2,412,539
- Shares and other equity securities	436,317	637,334
C2. Adjustments	18,865	22,374
C3. Transfers to investment portfolio	100,116	-
C4. Other changes	25,862	18,778
D. Closing balances	1,849,625	1,992,095

Details of recognized losses are as follows:

	2002	2001
1. Certificates of indebtedness	3,628	11,697
1.1 Government securities	402	1,393
1.2 Other securities	3,226	10,304
2. Shares and equity securities	15,237	10,677
Total	**18,865**	**22,374**

Captions "Other changes" are analysed below:

	2002	2001
1. Increases	63,820	56,812
Exchange-rate gains	1,496	9,605
Gains on securities	30,528	29,365
Intrinsic interest (1)	31,796	17,842
2. Decreases	25,862	18,778
Exchange-rate losses	18,553	2,811
Losses on securities	7,309	15,967

(1) Includes the share for the period of interest referring to discount bonds and of issuing spreads.

SECTION 3

EQUITY INVESTMENTS

Equity investments amount to 638,511 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Equity investments (caption 70)	51,989	8.1	57,720	9.3
– Investments in Group companies (caption 80)	586,522	91.9	561,085	90.7
Total	**638,511**	**100.0**	**618,805**	**100.0**
including:				
. significant investments	608,653	95.3	583,196	94.2
. other investments	29,858	4.7	35,609	5.8

	31/12/02	31/12/01	Change absolute	%
3.1 SIGNIFICANT INVESTMENTS	**608,653**	**583,196**	**25,457**	**4.4**

Name	Location of registered office	Stockholders' equity	Net income (loss)	% ownership	Book value
A.Subsidiary companies (1) (caption 80)					
1. Galeazzo Srl (2)	Genoa	5,023	211	100.00	3,836
2. Columbus Carige Immobiliare SpA	Genoa	19,426	137	99.98	20,546
3. Cassa di Risparmio di Savona SpA	Savona	160,811	24,678	95.90	225,077
4. Carige Vita Nuova SpA	Genoa	49,212	2,187	92.81	128,830
5. Immobiliare Ettore Vernazza SpA (3)	Genoa	5,089	1,335	90.00	31,164
6. Carige Assicurazioni SpA (4)	Milan	120,331	2,251	89.18	114,094
7. Centro Fiduciario SpA (5)	Genoa	1,076	125	71.93	359
8. Argo Finance One Srl	Genoa	10	-	60.00	6
9. Banca del Monte di Lucca SpA	Lucca	26,047	1,570	54.00	62,610
Total					**586,522**
B. Companies subject to significant influence (included in caption 70)					
1. Frankfurter Bankgesellschaft AG (6)	Frankfurt	22,635	11	47.50	9,712
2. Consorzio per il Giurista di Impresa Scrl. (7)	Genoa	45	-33	22.73	20
3. Eptaconsors SpA (7)	Milan	75,325	11,403	20.24	12,399
Total					**22,131**

(1) Captions are taken from the Board of Directors' Report at 31/12/2002.
(2) The company holds 0.02% of capital stock of Columbus Carige Immobiliare SpA.
(3) The company holds 10% of its own shares.
(3) The company changed its trading name from Levante Norditalia Assicurazioni. The company owns 1.686% of its own shares.
(4) assa di Risparmio di Savona SpA also holds 20% of capital stock.
(5) Captions are taken from financial statement approved at 30/9/2002.
(6) Figures taken from the last approved statements at 31st December 2001. The share capital of Eptaconsors is exclusive of extraordinary divided resolved during 2002.

The evaluation of those companies subject to significant influence by the equity method determines a value of 377,084 thousand euros, 231,575 thousand euros lower than book value.

Name	Book value (a)	Share of stockholders'equity (b)	Difference (b-a)
Cassa di Risparmio di Savona SpA (1)	225,077	154,219	-70,858
Banca del Monte di Lucca SpA	62,610	14,065	-48,545
Carige Vita Nuova SpA	128,830	45,674	-83,156
Immobiliare Ettore Vernazza SpA	31,164	4,580	-26,584
Carige Assicurazioni SpA	114,094	107,309	-6,785
Columbus Carige Immobiliare SpA	20,546	19,421	-1,125
Centro Fiduciario SpA	359	774	415
Galeazzo Srl	3,836	5,023	1,187
Argo Finance One Srl	6	6	-
Frankfurter Bankgesellschaft AG	9,712	10,752	1,040
Consorzio per il Giurista di Impresa Scrl.	20	10	-10
Eptaconsors SpA	12,399	15,245	2,846
	608,653	**377,078**	**-231,575**

(1) Changes in the Bank's equity holding stem principally from 11,000,000 in provisions to the General Banking Risks Fund.

With regards to the Bank's strategic holdings in the banking subsidiaries, Cassa di Risparmio di Savona and Banca del Monte di Lucca, and in the insurance companies Carige Assicurazioni and Carige Vita Nuova, negative differences between the Bank's equity investment in each company and book value is due to the higher price paid for each so as to account for the economic value and goodwill of each company. Negative differences on net equity relating to Cassa di Risparmio di Savona include operating costs stemming from the purchase of a holding of 2.2 million recorded for the first time in 2002.

The difference between book value and net equity relating to Immobiliare Ettore Vernazza is due to higher property values than those recorded in the subsidiary's balance sheet.

The Bank's equity investment in Eptaconsors does not include the extraordinary dividend deliberated and distributed during 2002.

Valuation of the Bank's total holdings applying the equity method rather than cost, would generate capital losses of 238,474 thousand euros and capital gains of 571,175 thousand euros, including valuation of Carige's holding in the Bank of Italy, of 523,684 thousand euros.

	31/12/02	31/12/01	Change absolute	%
3.2 AMOUNTS DUE TO AND FROM GROUP COMPANIES				
(a) Assets	124,121	113,279	10,842	9.6
1. Amounts due from banks including:	60,718	48,446	12,272	25.3
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	106	-	106	...
- subordinated	-	-	-	-
3. Amounts due from other customers including:	13,924	23,545	-9,621	-40.9
- subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	49,373	41,288	8,085	19.6
- subordinated	49,373	41,133	8,240	20.0
(b) Liabilities	354,534	268,769	85,765	31.9
1. Amounts due to banks	329,100	215,872	113,228	52.5
2. Amounts due to financial institutions	618	608	10	1.6
3. Amounts due to other customers	18,572	36,151	-17,579	-48.6
4. Securities issued	6,244	16,138	-9,894	-61.3
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	59,712	5,712	54,000	...
1. Guarantees	59,712	5,712	54,000	...
2. Commitments	-	-	-	...

	31/12/02	31/12/01	Change absolute	%
3.3 AMOUNTS DUE TO AND FROM OTHER COMPANIES				
(a) Assets	409,447	666,895	-257,448	-38.6
1. Amounts due from banks including:	310,608	563,880	-253,272	-44.9
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	48,433	30,624	17,809	58.2
- subordinated	-	-	-	-
3. Amounts due from other customers including:	30,230	40,795	-10,565	-25.9
- subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	20,176	31,596	-11,420	-36.1
- subordinated	2,767	-	2,767	...
(b) Liabilities	96,421	31,972	64,449	...
1. Amounts due to banks	27,198	2,622	24,576	...
2. Amounts due to financial institutions	46,138	20,940	25,198	...
3. Amounts due to other customers	19,519	5,870	13,649	...
4. Securities issued	3,566	2,540	1,026	40.4
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	288,342	256,603	31,739	12.4
1. Guarantees	288,342	256,603	31,739	12.4
2. Commitments	-	-	-	-

Amounts due from banks include 143,099 thousand euros with the Bank of Italy.

	31/12/02	31/12/01	Change absolute	%
3.4 CAPTION 70 "EQUITY INVESTMENTS"	**51,989**	**57,720**	**-5,731**	**-9.9**
(a) in banks	15,073	20,244	-5,171	-25.5
1. listed	4,871	4,871	-	-
2. unlisted	10,202	15,373	-5,171	-33.6
(b) in financial institutions	19,175	18,343	832	4.5
1. listed	-	-	-	-
2. unlisted	19,175	18,343	832	4.5
(c) others	17,741	19,133	-1,392	-7.3
1. listed	723	723	-	-
2. unlisted	17,018	18,410	-1,392	-7.6

The item includes significant holdings in companies outside the Banca Carige Group as listed at 3.1/B, in addition to other equity investments.
The caption includes tax-deferred capital losses and gains pursuant to Law 218/90 of, respectively, 690 thousand euros and 2,214 thousand euros.

Write-downs Law 218/90	
Significant investments	**690**
- Eptaconsors	690
Other partecipating interests	-
	-
Total	**690**

Revaluations Law 218/90	
Significant investments	**523**
- Frankfurter Bankgesellschaft	523
Other partecipating interests	**1,691**
- Intesa Asset Management SpA	1,032
- Banca d'Italia	484
- Servizi Interbancari SpA	100
- Monte Titoli SpA	56
- SWIFT	10
- Centrale dei Bilanci Srl	6
- Ligurcapital SpA	1
- SIA SpA	1
- Bic Liguria SpA	1
Total	**2,214**

	31/12/02	31/12/01	Change absolute	%
3.5 CAPTION 80 "INVESTMENTS IN GROUP COMPANIES"	**586,522**	**561,085**	**25,437**	**4.5**
(a) in banks	287,687	282,266	5,421	-
1. listed	-	-	-	-
2. unlisted	287,687	282,266	5,421	-
(b) in financial institutions	365	360	5	1.4
1. listed	-	-	-	-
2. unlisted	365	360	5	1.4
(c) others	298,470	278,459	20,011	7.2
1. listed	-	-	-	-
2. unlisted	298,470	278,459	20,011	7.2

The book value includes recoveries of revaluations in accordance with Law 218/90 for 3,243 thousand euros, detailed as follows:

Recoveries revaluations Law 218/90	
- Galeazzo Srl	3,206
- Centro Fiduciario SpA	37
Total	**3,243**

3.6 CHANGES IN PARTICIPATING INTERESTS

3.6.1 INVESTMENTS IN GROUP COMPANIES

	2002	2001
A. Opening balances	561,085	561,042
B. Increases	25,437	43
B1. Purchases	23,231	43
B2. Recoveries	-	-
B3. Revaluations	-	-
B4. Other changes	2,206	-
C. Decreases	-	-
C1. Sales	-	-
C2. Write-downs	-	-
including:		
- permanent write-downs	-	-
C3. Other changes	-	-
D. Closing balances	586,522	561,085
E. Total revaluations	-	-
F. Total write-downs	107	107

Details of purchases and all variations are given below:

PURCHASES

CENTRO FIDUCIARIO C.F. SPA
Purchase of 3,250 ordinary shares, nominal unit value 1 euro.
(Variation in our share holding from 71.280% to 71.93%) 6

CARIGE ASSICURAZIONE SPA
Subscription of 17,400 new ordinary shares, nominal unit value 982 euros. Additional paid-in for unit 168 euros.
(Variation in our share holding from 87.014% to 89.178%) 20,010

BANCA DEL MONTE DI LUCCA
Purchase of 750,000 ordinary shares, nominal unit value 0.52 euro.
(Variation in our share holding from 51.000% to 54.000%) 3,215

Total purchases	23,231

OTHER CHANGES

CASSA DI RIPSARMIO DI SAVONA SPA
Additional costs stemming from the acquisition of the holding 2,206

Total other chases	2,206

3.6.2 OTHER PARTICIPATING INTERESTS		
	2002	2001
A. Opening balances	104,641	531,505
B. Increases	4,256	4,989
B1. Purchases	1,435	3,447
B2. Recoveries	88	263
B3. Revaluations	-	-
B4. Other changes	2,733	1,279
C. Decreases	9,987	1,312
C1. Sales	9,829	-
C2. Write-downs	11	27
including:		
- permanent write-downs	11	27
C3. Other changes	147	1,285
D. Closing balances	98,910	535,182
E. Total revaluations	-	-
F. Total write-downs	4,865	10,204

Detail of purchases and all variations are given below:

PURCHASES

SOCIETA' REGIONALE PER L'INTERNAZIONALIZZAZIONE SOC.CONSORTILE PER AZIONI Payment made at the setting up of the company of 3/10 of 150 shares (nominal value 100 euros) (Our holding: 3%)	4
INFRASTRUTTURE LAVORI ITALIA SPA Payment made at the setting up of the company of 3/10 of 750,000 shares (nominal value 1 euro) (Our holding: 15%)	225
BORSA ITALIANA SPA Subscription of 14,448 shares in Borsa Italiana Spa (nominal value 0.52 euro each plus share premium of 58.3436 euros) accompanied by the free allotment of 52,539 shares in Monte Titoli SpA. (Our holding: 0.089%)	850
PRIAMAR FINANCE SRL Subscription made at the setting up of the company of 500 shares (nominal value euro 1 each) (Our holding: 5%)	1
AREA 24 SPA Payment made at the setting up of the company of 3/10 of 700 shares (nominal value 100 euros) (Our holding: 14%)	21
SVILUPPO VALLI DEL PONENTE SRL Subscription of 1,089 shares of a unitary nominal value of 1 euro following the increase in share capital from 12,240 euros to 19,500 euros. (Our holding remains unchanged at 15.000%)	1
CENTRALE BILANCI SRL Subscription of 333,467 shares of a unitary nominal value of 1 euro following the increase in share capital from 5,400,000 euros to 30,000,000 euros. (Our holding remains unchanged at 0.833%)	333
Total purchases	**1,435**

WRITEBACKS

CENTRO FACTORING SPA	25
CENTRO LEASING SPA	63
Total WRITEBACK	**88**

OTHER CHANGES

CONSORZIO PER IL GIURISTA D'IMPRESA SCRL Our quota of contribution for the covering of losses recorded for 2000 and 2001	14
MONTE TITOLI SPA Profit on sale of 105,078 shares	1,581
BANCA MEDIOCREDITO SPA Profit on sale of 877,499 shares	1,060
SCI SPA in liquidation and in bankruptcy Profit on sale of 119,708,400 shares	65
MASTERCARD INCORPORATED Allotment of 1,044 redeemable class A shares (nominal value $ 0.01 each) and 198 convertible class B shares (nominal value $ 0.01 each) (our holding: 0.001%)	13
Total other changes	**2,733**

SALES

MONTE TITOLI SPA Sale of 105,078 shares, of which 52,539 sold at unit price of 16,1875 euros and a further 52,539 shares allotted to Borsa Italiana SpA on subscription of 14,448 shares. (Total release of holding)	1,701
BANCA MEDIOCREDITO SPA Sale of 877,499 shares at unit price of 7.10 euros. (Total release of holding)	6,230
IMMOCRI SPA Sale of 4,152,773 shares for a total price of 1,832,921.12 euros. (Total release of holding)	1,833
SCI SPA in liquidation and in bankruptcy Sale of 119,708,400 shares at unit price of 0.00054 euro. (Total release of holding)	65
Total sales	**9,829**

WRITE-DOWNS

C.I.V. SPA	7
IMPIANTI SRL in liquidation	4
ISTITUTO ENCICLOPEDIA BANCA E BORSA. SPA	0.4
Total write - downs	11

OTHER CHANGES

BUSINESS DATENBANKEN INTERNATIONAL GMBH (IN LIQUIDATION) Payment of first liquidation instalment received	7
IMMOCRI SPA Loss on sale of 4,152,773 shares	140
Total other changes	147

SECTION 4

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets (caption 100 and 90) amount to 1,345,593 thousand euros and are analysed as follows:

	Gross value	Total depreciations	Net value	Share %
- Tangible fixed assets (caption 100)	1,206,729	341,269	865,460	64.3
- Intangible fixed assets (caption 90)	533,917	53,784	480,133	35.7
Total	**1,740,646**	**395,053**	**1,345,593**	**100.0**

4.1 CHANGES IN TANGIBLE FIXED ASSETS

	31/12/02			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	226,146	21,096	380,268	627,510
B. Increases	19,369	4,952	297,789	322,110
B1. Purchases	19,369	4,952	297,789	322,110
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	-	-	-	-
C. Decreases	5,670	5,851	72,639	84,160
C1. Sales	1,305	121	10,931	12,357
C2. Depreciation and amortization	4,365	5,730	61,708	71,803
(a) amortization	4,365	5,730	61,708	71,803
(b) permanent write-downs	-	-	-	-
C3. Other changes	-	-	-	-
D. Closing balances	239,845	20,197	605,418	865,460
E. Total revaluations	-	-	-	-
F. Total depreciation and amortization	90,912	87,036	163,321	341,269
(a) amortization	90,912	87,036	163,321	341,269
(b) permanent write-downs	-	-	-	-

Opening balances include advances for investments in course relating to property, furniture and equipment, and leased assets of 145 thousand euros and 51,837 thousand euros respectively.
Closing balances include 4,698 thousand euros relating to bad leased assets.
Closing balances include advances for investments in course relating to furniture and equipment, and leased assets for 407 thousand euros and 58,008 thousand euros, respectively.
Item B.1 "Purchases" includes 17,212,000 relating to the purchase of branch offices from the Capitalia group.

	31/12/01			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	226,894	17,242	279,706	523,842
B. Increases	5,837	9,645	157,421	172,903
B1. Purchases	5,837	9,645	157,421	172,903
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	-	-	-	-
C. Decreases	6,585	5,791	56,859	69,235
C1. Sales	2,312	263	8,588	11,163
C2. Depreciation and amortization	4,273	5,528	48,262	58,063
(a) amortization	4,273	5,528	48,262	58,063
(b) permanent write-downs	-	-	-	-
C3. Other changes	-	-	9	9
D. Closing balances	226,146	21,096	380,268	627,510
E. Total revaluations	-	-	-	-
F. Total depreciation and amortization	86,554	83,102	124,979	294,635
(a) amortization	86,554	83,102	124,979	294,635
(b) permanent write-downs	-	-	-	-

With regards to financial lease assets, pursuant to Legislative decree 385/93, the Bank purchased en bloc Ligure Leasing's leasing portfolio. Subsequent to this purchase, assets totalling 47.5 million were recorded, stated at B.1 "Purchases".
The purchase price was fixed at 49 million, of which 48.1 million corresponds to the nominal value of the portfolio plus an agreed excess spread of 0.9 million recorded at intangible fixed assets.

Tangible fixed assets are detailed as follows:

	31/12/02			31/12/01		
	Gross value	Total depreciations	Book value	Gross value	Total depreciations	Book value
Properties	330,757	90,912	239,845	312,700	86,554	226,146
Furniture and fittings	18,372	14,142	4,230	17,494	13,307	4,187
Machinery and equipment	87,512	72,894	14,618	85,618	69,795	15,823
Objects of art	942	-	942	942	-	942
Advances for future investments	407	-	407	144	-	144
- Properties	-	-	-	-	-	-
- Furniture and fittings	407	-	407	144	-	144
Total	**437,990**	**177,948**	**260,042**	**416,898**	**169,656**	**247,242**
Leased assets	768,739	163,321	605,418	505,247	124,979	380,268
Total	**1,206,729**	**341,269**	**865,460**	**922,145**	**294,635**	**627,510**

Properties owned by the Bank were revalued in previous years, in accordance with specific laws, and are analysed below:

	31/12/02	31/12/01
Monetary revaluations laws 576/75, 72/83 and 413/91	29,129	29,150
Revaluations law 218/90	157,860	159,078
Total	**186,989**	**188,228**

Pursuant to article 10 Law 72/83, details of properties owned by the Bank and revalued are given below:

	Revaluations			
	L. 576/75	L. 72/83	L. 413/91	Total
Building in Genoa				
Via Cassa di Risparmio 15	1,872	12,911	-	14,783
Building in Genoa				
Via Pelio 6	-	926	-	926
Buildings in Genoa				
Via D'Annunzio, 25-29c-39-41-63-73-81	-	4,132	-	4,132
Via D'Annunzio, 83-89-93-103	-	1,728	1,804	3,532
Via D'Annunzio, 23	-	-	3,876	3,876
Via D'Annunzio, 79	-	1,132	602	1,734
Via D'Annunzio, garage E1	-	-	20	20
Via D'Annunzio, car parking areas n, 1B2 and n. 2B2	-	51	-	51
Via D'Annunzio, car parkings 7E1, 8E1, 9E1,				-
10E1 and cellar	-	-	15	15
Leased assets	-	-	60	60
Total	1,872	20,880	6,377	29,129

Property owned and used by the Bank for its business and activities is classified below:

	Gross value	Total depreciations	Net value	Share %
Property utilised in business activities:				
- productive	282,154	75,664	206,490	86.1
- staff accommodation	2,541	8	2,533	1.1
- other property				
. supplementary pension fund	36,138	13,391	22,747	9.5
. reserve for termination indemnity	8,898	1,849	7,049	2.9
. others	1,027	-	1,027	0.4
Total real estate	330,758	90,911	239,845	100.0

4.2 CHANGES IN INTANGIBLE FIXED ASSETS

	31/12/02				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	16,522	3,131	330,912	6,733	357,298
B. Increases	9,534	-	126,641	6,563	142,738
B1. Purchases	9,534	-	126,641 (1)	6,563	142,738
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	-	-	-	-	-
C. Decreases	7,331	2,084	6,754	3,734	19,903
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	7,331	2,084	6,133	3,701	19,249
(a) amortization	7,331	2,084	6,133 (2)	3,701	19,249
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	-	-	621	33	654
D. Closing balances	18,725	1,047	450,799	9,562	480,133
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	19,764	9,374	10,525	14,121	53,784
(a) amortization	19,764	9,374	10,525	14,121	53,784
(b) permanent write-downs	-	-	-	-	-

(1) *Item includes 126,641,000 relating to the acquisition of branches from the Capitalia Group with effect 11.59 pm of 31st December 2002.*

(2) *Value adjustments on goodwill relate to increases for the purchase of branches during 2000 and 2001, not including the acquisition of branches from the Capitalia group (with effect 11.59 pm of 31st December 2002) the amortisation of which begins in 2003. The item total of 6,133,000 (Banco di Sicilia branches: 601,000; Intesa branches: 5,532,000) derives from an analytical calculation of amortisation charges (amortisation applied for the first time during 2002) that entails a change in the charges calculated as explained in detail in part A, section 1.*
The application of the previous fixed-rate charge (in this case of 5%) would have generated increased revaluations on goodwill of around 10,700,000, with a subsequent negative effect on net income of 6,340,000.

The following costs were included under intangible fixed assets during the period (thousand euros):

Software products		9,534
Goodwill		126,641
Other intangible fixed assets		6,563
– maintenance of premises not owned by the Bank	2,680	
– INVIM (tax on increased value of immovable property	19	
– research and development costs	196	
– funding for Treasury Service purchases with value attributable to more than one year	2,179	
– securitisation transaction	566	
– purchase of leasing contracts	923	

Other negative variations (654 thousand euros) are related to INVIM for the year.
Closing balances of intangible fixed assets amount to 480,133 thousand euros and are as follow:

Software products		18,725
Start-up charges		1,047
Goodwill (1)		450,799
Other intangible fixed assets		9,562
– maintenance of premises not owned by the Bank	4,911	
– funding for Treasury Service purchases with value attributable to more than one year	1,991	
– INVIM (tax on increased value of immovable property	52	
– research and development costs	540	
– licences and trademarks	86	
– securitisation transaction	1,059	
_ purchase of leasing contracts	923	

(1) Caption detail is as follows:
Banco di Sicilia 56,557,000 euros (initial value 60,167,000 euros)
Intesa BCI 26,601,000 euros (initial value 276,591,000 euros)
Capitalia Group 126,641,000 euros (initial value

	31/12/01				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	10,561	4,554	63,636	6,529	85,280
B. Increases	11,975	910	277,218	4,010	294,113
B1. Purchases	11,975	910	277,218	4,010	294,113
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	-	-	-	-	-
C. Decreases	6,014	2,333	9,942	3,806	22,095
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	5,973	2,333	9,942	3,776	22,024
(a) amortization	5,973	2,333	9,942	3,776	22,024
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	41	-	-	30	71
D. Closing balances	16,522	3,131	330,912	6,733	357,298
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	14,126	8,532	32,371	13,346	68,375
(a) amortization	14,126	8,532	32,371	13,346	68,375
(b) permanent write-downs	-	-	-	-	-

SECTION 5

OTHER ASSETS

Other assets amount to 876,787 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Other assets (caption 130)	795,487	90.7	428,107	83.1
- Accrued income and prepaid expenses (caption 140)	81,300	9.3	86,837	16.9
Total	**876,787**	**100.0**	**514,944**	**100.0**

	31/12/02	31/12/01	Change absolute	%
5.1 CAPTION 130 "OTHER ASSETS"	**795,350**	**428,107**	**367,243**	**85.8**
- miscellaneous accounts receivable from branches	172,368	93,430	78,938	84.5
- current account cheques drawn on other banks	40,415	65,187	-24,772	-38.0
- amounts to be collected from customers	50,053	34,282	15,771	46.0
- post-collection notes and other values	119,848	10,431	109,417	...
- premiums related to option transactions	27,327	7,199	20,128	...
- current account cheques drawn on the Bank	6,216	11,438	-5,222	-45.7
- amounts in transit between branches	4,590	1,476	3,114	...
- accounts relating to tax collection services	3,224	3,229	-5	-0.2
- off balance sheet revaluations	230	16,020	-15,790	...
- Bank guarantee deposits	501	243	258	...
- amounts relating to participation purchase	-	-	-	...
- fiscal items:	190,921	146,922	43,999	29.9
tax advances	74,154	44,308	29,846	67.4
taxes paid in advance	74,438	60,954	13,484	22.1
accounts receivable from the tax authorities	36,189	35,912	277	0.8
tax advance on provisions to reserve for termination indemnity (Law 140/97)	6,140	5,559	581	10.5
with-holding taxes	137	189	-52	-27.5
- others	179,657	38,250	141,407	...

The item 'others' includes the amounts receivable (117,485 thousand euros) from the Banca Intesa group stemming from the sale of Capitalia branches to Banca Carige during the year

	31/12/02	31/12/01	Change absolute	%
5.2 CAPTION 140 "ACCRUED INCOME AND PREPAID EXPENSES"	**81,300**	**86,837**	**-5,537**	**-6.4**
Accrued income:	71,817	78,310	-6,493	-8.3
- interest income on loans and advances to credit institutions	2,231	4,212	-1,981	-47.0
- interest income on loans to customers	15,673	12,022	3,651	30.4
- interest income on securities in portfolio	16,629	27,644	-11,015	-39.8
- differentials stemming from derivatives contracts	37,214	34,363	2,851	8.3
- others	70	69	1	1.4
Prepaid expenses:	9,483	8,527	956	11.2
- premiums related to currency forward transactions	143	565	-422	-74.7
- differentials stemming from derivatives contracts	-	134	-134	-100.0
- discounts on issuing of securities	4,425	2,159	2,266	105.0
- administrative charges	1,572	1,721	-149	-8.7
- other transactions	3,343	3,948	-605	...

Accrued income and prepaid expenses are not applied directly to the balance sheet accounts, in accordance with article 12, item 2 of Law 87/92.

	31/12/02	31/12/01	Change absolute	%
5.4 DISTRIBUTION OF SUBORDINATED ASSETS	**220,538**	**172,486**	**48,052**	**27.9**
a) Loans and advances to credit institutions	-	-	-	-
b) Loans and advances to customers	3,548	1,047	2,501	...
c) Bonds and other fixed-income securities	216,990	171,439	45,551	26.6

Item c) 'bond and other debt securities' includes 65,690 thousand euros relating to the subscription of class Junior notes issued in relation to the securitisation of bad loans carried out by Banca Carige at the end of 2000 and iduring the 2001. These securities were inserted by the Bank into its investment securities portfolio.

SECTION 6

PAYABLES

Payables amount to 11,033,832 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Amounts owed to credit institutions (caption 10)	1,797,348	16.3	1,651,997	16.9
- Amounts owed to customers (caption 20)	5,912,248	53.6	4,863,054	49.9
- Debts evidenced by certificates (caption 30)	3,323,926	30.2	3,236,263	33.3
- Funds managed on behalf of third parties (caption 40)	310	0.0	298	0.0
Total	**11,033,832**	**100.0**	**9,751,612**	**100.0**

	31/12/02	31/12/01	Change absolute	%
6.1 CAPTION 10 "AMOUNTS OWED TO CREDIT INSTITUTIONS"	**1,797,348**	**1,651,997**	**145,351**	**8.8**
(a) repurchase agreements	162,430	177,352	-14,922	-8.4
(b) loans of securities	-	-	-	-

Caption 10 "amounts owed to credit institutions" detail by technical form and currency is the following:

	31/12/02			31/12/01		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Deposits	900,867	406,919	1,307,786	721,083	435,348	1,156,431
Current accounts	53,333	545	53,878	29,396	426	29,822
Financing	125,000	5,110	130,110	161,866	15,169	177,035
Long term loans	136,756	6,255	143,011	110,759	-	110,759
Repurchase agreements with banks	162,430	-	162,430	177,352	-	177,352
Other	133	-	133	598	-	598
Total	**1,378,519**	**418,829**	**1,797,348**	**1,201,054**	**450,943**	**1,651,997**
of which:						
- resident	957,563	171,122	1,128,685	585,969	187,540	773,509
- non-resident	420,956	247,707	668,663	615,085	263,403	878,488

Item includes 252,437,000 relating to the purchase of branches from Capitalia.

	31/12/02	31/12/01	Change absolute	%
6.2 CAPTION 20 "AMOUNTS OWED TO CUSTOMERS"	**5,912,248**	**4,863,054**	**1,049,194**	**21.6**
(a) repurchase agreements	393,676	349,138	44,538	12.8
(b) loans of securities	-	-	-	-

Caption 20 "Amounts owed to customers" is the following:

	31/12/02			31/12/01		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Savings deposits	467,776	-	467,776	384,493	-	384,493
Current accounts	4,974,987	72,412	5,047,399	4,052,127	66,942	4,119,069
Funding from international organisatio	771	-	771	3,378	-	3,378
Repurchase agreements	393,676	-	393,676	349,138	-	349,138
Other	2,626	-	2,626	6,976	-	6,976
Total	**5,839,836**	**72,412**	**5,912,248**	**4,796,112**	**66,942**	**4,863,054**
of which:						
- resident	5,757,608	66,477	5,824,085	4,710,199	58,934	4,769,133
- non-resident	82,228	5,935	88,163	85,913	8,008	93,921

Item includes 454,282,000 relating to the purchase of branches from Capitalia.

Caption 30 "Debts evidenced by certificates" is the following:

	31/12/02			31/12/01		
	Euro	Foreign Currency	Total	Euro	Foreign Currency	Total
Certificates of deposits	396,975	374	397,349	473,826	569	474,395
Bonds certificates	2,692,682	161,192	2,853,874	2,534,499	157,230	2,691,729
Own cheques in circulation	72,703	-	72,703	70,139	-	70,139
Total	**3,162,360**	**161,566**	**3,323,926**	**3,078,464**	**157,799**	**3,236,263**
of which:						
- resident	3,112,220	161,523	3,273,743	3,078,331	157,736	3,236,067
- non-resident	50,140	43	50,183	133	63	196

Item includes 18,634,000 relating to the purchase of branches from Capitalia.

Caption 40, "Funds managed on behalf of third parties" (310 thousand euros) includes interest-bearing funds supplied by the State and other public bodies for the financing of specific projects foreseen by law;the lending transactions carried out on behalf of public bodies, exclusively at fixed remuneration, are stated at section 12.

SECTION 7

RESERVES

Reserves, summarised in this section, amount to 527,387 thousand euros and are represented in the balance sheet as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Reserves for loan losses (caption 90)	13,000	2.5	5,165	1.0
– Reserves for risks and charges (caption 80)	429,446	81.4	423,974	84.8
– Reserve for termination indemnities (caption 70)	84,941	16.1	71,068	14.2
Total	**527,387**	**100.0**	**500,207**	**100.0**

	31/12/02	31/12/01	Change absolute	%
7.1 COMPOSITION OF CAPTION 90 "RESERVES FOR LOAN LOSSES"	**13,000**	**5,165**	**7,835**	**152**

7.2 CHANGES IN THE "RESERVES FOR LOAN LOSSES" (CAPTION 90)		
	31/12/2002	31/12/2001
A. Opening balances	5,165	5,165
B. Increases	13,000	2,433
B1. Provisions	13,000	2,433
B2. Other changes	-	-
C. Decreases	5,165	2,433
C1. Utilizations	5,165	2,433
C2. Other changes	-	-
D. Closing balances	13,000	5,165

	31/12/02	31/12/01	Change absolute	%
7.3 COMPOSITION OF CAPTION 80 (C) "OTHER RESERVES"	**32,124**	**28,169**	**3,955**	**14.0**
Reserves for personnel charges	19,790	17,273	2,517	14.6
Reserves for future charges	52	52	-	-
Reserves for guarantees and commitments	2,516	2,780	-264	-9.5
Reserves for in-house insurance scheme	1,563	1,562	1	0.1
Reserves for leasing transactions	459	430	29	6.7
Reserves for legal proceedings	4,909	3,904	1,005	25.7
Reserves for re-negotiated mortgages Law 133/99	2,835	2,168	667	30.8

A breakdown of the reserves which make up the caption reveals the following changes:

Reserves for personnel charges include provisions made for extraordinary charges relative to staff employed subject to uncertainty regarding time, amount and occurence. Provisions for the year are stated in the Income Statement at caption 80a "Administrative costs - personnel".

	31/12/02	31/12/01
A. Opening balance	17,273	13,619
B. Increases	16,354	13,051
C. Decreases due to utilisation	13,837	9,397
D. Closing balance	19,790	17,273

Reserves for future charges. These reserves are almost exclusively destined to meet Deposit Protection Fund charges (FITD).

	31/12/02	31/12/01
A. Opening balance	52	15
B. Increases due to provisions	-	52
C. Decreases due to utilisation	-	15
D. Closing balance	52	52

Reserves for guarantees and commitments. The reserve for guarantees and commitments was created in accordance with the provisions of Legislative Decree 87/92 and is equal to expected losses on credit commitments.

	31/12/02	31/12/01
A. Opening balance	2,780	2,922
B. Increases due to provisions	-	-
C. Decreases due to utilisation	264	142
D. Closing balance	2,516	2,780

Reserves for in-house insurance scheme. Reserves for in-house insurance schemes were set up to limit exposure to risks not covered by existing insurance policies

	31/12/02	31/12/01
A. Opening balance	1,562	1,582
B. Increases due to provisions	714	465
C. Decreases due to utilisation	713	485
D. Closing balance	1,563	1,562

Reserves for leasing transactions. Provisions to this reserve are connected to the valuation of latent credit risks present in bad leased assets

	31/12/02	31/12/01
A. Opening balance	430	469
B. Increases due to provisions	29	-
C. Decreases due to utilisation	-	39
D. Closing balance	459	430

Reserves for legal proceedings. Reserves for legal proceedings limit exposure to potential loss resulting from unsettled litigation.

	31/12/02	31/12/01
A. Opening balance	3,904	2,856
B. Increases due to provisions	1,762	1,506
C. Decreases due to utilisation	757	458
D. Closing balance	4,909	3,904

A specific reserve was created to face possible charges stemming from the re-negotiation of interest rates foreseen by article 29, Law 133/1999 applied to special rate mortgages.

	31/12/02	31/12/01
A. Opening balance	2,168	1,409
B. Increases due to provisions	667	759
C. Decreases due to utilisation	-	-
D. Closing balance	2,835	2,168

CHANGES IN THE "RESERVES FOR TAXATION" (CAPTION 80 B)

2002	Income taxes	Indirect taxes	Risks for legal proceedings	Total
Opening balances	93,774	1,578	2,717	98,069
Increases	85,080	19,223	-	104,303
Decreases	91,273 *	1,578	87	92,938
Closing balances	87,581	19,223	2,630	109,434 *

* of which 1,983,000 surplus to reserve requirements and subsequently destined to the income statement (see section 6, Income Statement).

Income tax advances are recorded at caption 130 "other assets". In detail: regional tax (IRAP): 15,350,000; corporation tax (IRPEG): 40,322,000; stamp duty:16,371,000; "*imposta sostitutiva*": 1,116,000.

2001	Income taxes	Indirect taxes	Risks for legal proceedings	Total
Opening balances	83,844	536	1,804	86,184
Increases	90,342	1,578	919	92,839
Decreases	80,412 *	536	6	80,954
Closing balances	93,774	1,578	2,717	98,069

*of which a fund surplus of 1,952,000. Of this amount, 1,033,000 was recorded in the P&L (details given in the explanatory notes, section 6), and 919,000 was recorded at funds for litigation and legal costs.

Tax reserves include the costs deriving from the cancellation of tax breaks contained in Legislative decree 153/99 (see introduction to explanatory notes) and recorded as a tax credit for litigation in course awaiting the decision of the appeal against the EU Commission's decision lodged at the Court of Luxembourg.

Deferred tax: positive and negative effects

The calculation of tax advanced and liabilities to deferred taxation was made according to tax rates which will be in force when timing differences reverse, pursuant to tax regulations at 31/12/2002. The rates applied are the follow:

34% IRPEG and 4,25% IRAP.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" a) recorded in the income statement with counter entry		
1. Opening balances		21,059
2. Increases		23,125
2.1 Advanced taxation arising during the y	23,125	
2.2 Other increases	-	
3. Decreases		17,523
3.1 Advanced taxation written off during t	17,279	
3.2 Other decreases	244	
4. Closing balances		26,661

At 31/12/2001, assets representing advance payment of taxation totalled 21,059 thousand euros were recorded; to this figure 23,125 thousand euros was added in the form of advanced tax relative to the 2002. In more detail, this consists of:

- costs related to hospitality and entertaining related to 2002 are deductible for a third of the total over five years in five equal instalments;
- provisions for personnel charges will be tax deductible in the next business year;
- Provisions for future charges resulting from the re-negotiation of interest rates foreseen by Law 133/1999 and Law 388/2000 applied to special rate mortgages.
- tax credit on dividends distributed by subsidiaries and accounted for according to the year to which they refer;
- writedowns on holdings are deductible on a fixed-charge basis for five years from 2002.

Negative variations amount to 17,523,000

In accordance with Bank of Italy instructions of 3/8/99, assets representing advanced payment of taxation relative to the timing differences originating in the first six months of 2002 which will be reversed in forthcoming years were recorded at caption 220, "Income tax for the year". The same caption, however, rose as a result of assets representing advanced payment of taxation recorded in previous years and reversed during the first six months of 2002. Negative variations stated at caption 220 include the differences stemming from a reduced corporation tax rate (from 35% to 34%) contained in Law 289/02 accompanying the 2003 Budget.
Tax advanced totalling around 8,635 thousand euros was not recorded against provisions to various reserves liable to taxation for which the period of tax relief is uncertain. In comparison to the previous year, these reserves increased in provisions subject to tax by 4,480 thousand euros; utilisation of the same reserves totalled 4,155 thousand euros.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" b) recorded in the net value with counter entry		
1. Opening balances		14,853
2. Increases		-
2.1 Advanced taxation arising during the y	-	
2.2 Other increases	-	
3. Decreases		5,325
3.1 Advanced taxation written off during t	5,325	
3.2 Other decreases	-	
4. Closing balances		9,528

Reduced deferred tax liabilities relative to net assets stem from the utilisation of 49,822 thousand euros of provisions to the share premium reserve to cover 4/5ths of the negative variation deriving from the securitisation of bad loans.

As a result, 19,960 thousand euros in tax advanced relating to net assets (IRPEG: 17,687 thousand euros; IRAP: 2,273 thousand euros) was recorded as counterpart to the share premium reserve. The balance of the reserve prior to this utilisation will be restored over the next four years.
In 2002, as such as 2001, in accordance with article 6 of Law 130/99, 1/5th of the negative difference referred to (12,456 thousand euros) was recorded in the Profit & Loss account; at the same time 7,131 thousand euros was destined to reconstitute in part the share premium reserve, and 5,325 thousand euros in assets in the form of tax advanced was written down (inclusive of differences stemming from a reduced corporation tax rate from 35% to 34%).

7.5 CHANGES IN "LIABILITIES FOR TAXES PAYABLE"

a) recorded in the income statement with counter entry

1. Opening balances		11,492
2. Increases		16,659
2.1 Deferred taxation originating in the yea	16,659	
2.2 Other increases	-	
3. Decreases		8,991
3.1 Deferred taxation written off in the yea	8,991	
3.2 Other decreases	-	
4. Closing balances		19,160

With regards to timing differences liable to tax, deferred tax liabilities amounting to around 16,659 thousand euros were recorded relating to:

- gains stemming from the release of investments, and property subject to tax relief in the form of instalments foreseen by article 54 of the Consolidated tax Law (1,704-thousand euros);
- dividends of subsidiaries recorded during the same accounting period as related profits (14,955 thousand euros).

Deferred tax liabilities which became relevant for tax purposes in 2002 amounted to 8,991 thousand euros.
The counterpart for these increases and decreases in the deferred tax reserve is caption 220 "Income tax", in line with tax regulations.
This amount, as in the case of tax advanced, includes the differences stemming from a reduced corporation tax rate from 35% to 34%.

No provisions were made with regard to deferred tax liabilities on reserves benefiting from tax relief totalling 46,913 thousand euros as distribution is not foreseen and there is little likelihood of the conditions requiring payment arising.
With regards to the above-stated, tax deferrals were recorded exclusively in the income statement in order to correlate with related timing differences. This amount includes reserves created under article 22, Legislative decree 153/99 from profits recorded for the years 1999 and 2000 (6,356,000). Related tax liabilities are suspended pending the decision on litigation in course before the Tribunal of Luxembourg (see Introduction to the Explanatory Notes).

CHANGES IN THE "SUPPLEMENTARY PENSION FUND" (CAPTION 80 A)

	31/12/02	31/12/01
A. Opening balance	297,736	297,450
B. Increases or decreases	- 9,848	286
D. Closing balance	287,888	297,736

CHANGES IN CAPTION 70
"RESERVE FOR TERMINATION INDEMNITIES"

	31/12/02	31/12/01
A. Opening balance	71,068	61,868
B. Increases	19,668	16,277
B.1 Provisions and other changes	19,668	16,277
C. Decreases	5,795	7,077
C.1 Termination employment	1,814	3,249
C.2 Advances (law 297/82)	3,718	2,866
C.3 Others	263	962
D. Closing balance	84,941	71,068

Other increases include 11,096 thousand euros relating to personnel transferred to the Bank as a result of the purchase of branches from Capitalia

SECTION 8

SUBSCRIBED CAPITAL, EQUITY RESERVES, RESERVES FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

This section presents liabilities captions 100, 110, 120, 130, 140, 150 and 170 and assets caption 120.

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Capital stock (caption 120)	1,020,550	69.2	1,017,510	70.8
- Additional paid-in capital (caption 130)	136,095	9.2	132,005	9.2
- Reserves (caption 140)	199,957	13.6	170,198	11.8
- Revaluation reserves (caption 150)	7,956	0.5	7,956	0.6
- Reserves for general banking risks (caption 100)	5,165	0.4	5,165	0.4
- Net income (caption 170)	104,818	7.1	103,545	7.2
Shareholders' equity	**1,474,541**	**100.0**	**1,436,379**	**100.0**
- Subordinated loans (caption 110)	400,000		400,000	
- Own shares (caption 120)	11,619		21,838	

	31/12/02	31/12/01	Change absolute	%
CAPTION 120 "CAPITAL STOCK"	**1,020,550**	**1,017,540**	**3,010**	**0**
- ordinary shares	879,906	1,017,540	-137,634	-13.5
- saving shares	140,644	-	140,644	...

Capital, unchanged during the year, is made up of 1,020,549,614 ordinary shares each with a nominal value of 1 euro. The conversion of share capital into euro, as deliberated by the Extraordinary Shareholders' meeting of 6th December 2001 with effect from 1st January 2002, was carried out by utilising 3,040 thousand euros from the share premium reserve (the unitary nominal value per share was rounded up to 5.18 €), and cancelling 40 own shares with the replacement of every group of 50 shares (unitary nominal value 5.18 €) with a group of 259 shares of a unitary nominal value of 1 €.

Following the deliberation of the Extraordinary Shareholders meeting of 31st January 2002 and the requests for conversion received between 17th and 28th June, the number of ordinary shares converted to savings shares at 1st July 2002 totalled 140,643,546.

	31/12/02	31/12/01	Change absolute	%
CAPTION 130 "ADDITIONAL PAID-IN CAPITAL"	**136,095**	**132,005**	**4,090**	**3.1**

Variation for the year stems from the use of 3,040,000 relating to the free capital increase and an increase of 7,130,000 corresponding to the reintegration of the reserve following utilisation made during the securitisation of bad loans carried out at the end of 2000 pursuant to article 6, Law 130/99. This change in particular corresponds to the difference between the annual charge to the reserve for the year, the reduction in value of assets sold (12,455,000) and related taxes advanced (5,325,000).

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "RESERVES"	**199,957**	**170,198**	**29,759**	**17.5**
a) legal reserve	56,869	46,515	10,354	22.3
b) reserve for purchase of treasury stock	11,619	21,838	-10,219	-46.8
c) other reserves	131,469	101,845	29,624	29.1
- taxed extraordinary reserve	25,309	57,278	-31,969	-55.8
- reserve for purchase of treasury stock disposable amount	65,381	9,150	56,231	...
- reserve for incorporation	16,589	16,589	-	-
- reserve (legislative decree 17/5/99 n. 153)	11,718	6,356	5,362	84.4
- merger reserve	12,341	12,341	-	-
- reserve for dividends on own shares	-	-	-	-
- reserve (art. 55 Decree 917/86)	131	131	-	-

Legal reserve increased from 46,515 thousand euros to 56,869 thousand euros by the distribution of the 2001 net profit, as decided by stockholders' resolutions of 29/4/2002.

The **extraordinary taxed reserve** increased by 14,043 thousand euros subsequent to the destination of profit for 2001; the reserve decreased by 46,012 thousand euros following the increase in the 'Reserve for the purchase of own shares: available quotas' as deliberated by the Annual Shareholders' Meeting of 29/4/2002.

The reserve for the purchase of own shares was created with an initial provision of 18,076,000. The reserve total rose in 2001 to 30,988,000; there was a further increase during 2002 of 46,012,000 bringing the total at 31/12/02 to 77,000,000. Provisions made during the year originated from a transfer of funds from the "Extraordinary taxed reserve" as deliberated by the Shareholders' Meeting of 29th April 2002.
Resulting changes to related reserves are as follows:

- the **own shares reserve** total decreased by 10,219,000 in conformity to the provisions contained in article 2357 of the Italian Civil Code and corresponds to the total recorded at assets caption 120 "Own shares";
- the **reserve for the purchase of own shares** rose during the year by 56,231,000 (46,012,000 subsequent to shareholders' deliberation and 10,219,000 stemming from reduced utilisation)

Merger reserve was formed in 1994 in accordance with art. 7 c. 3 of Law 218/90 and with art. 1 of Law 489/93 and recorded no change.

The reserve foreseen by Legislative decree 153/99, constituted during the year 2000 in order to benefit from the tax benefits contained in the same decree relating to merger operations, increased by 5,362 thousand euros following the distribution of profits for 2001 deliberated by the Shareholders' Meeting of 29/4/2002.

Reserve for incorporation and the **reserve foreseen by art. 55, Presidential Decree 917/86** recorded no changes during the year.

The **dividends on own shares reserve** rose by 16.48 euros equivalent to 44/50ths of dividends payable on a group of 259 shares with a nominal unit price of 1 euro following the conversion of 44 shares (nominal unit price ITL 10,000) in portfolio at 6/5/2002.

	31/12/02	31/12/01	Change absolute	%
CAPTION 150 "REVALUATION RESERVES"	**7,956**	**7,956**	**-**	**-**
Revaluation reserves (law 72/83)	1,930	1,930	-	-
Revaluation reserves (law 413/91)	6,026	6,026	-	-

Revaluation reserves, which show the same amount as at 31/12/99, benefited from the tax-break opportunities offered by article 123, item 4, Presidential Decree 917/86, as present in the balance sheets of the incorporated companies.
During 1995 Carige released the revaluation reserves connected to Law 413/91, by the payment of taxes in accordance with article 22 of Law 85/95.

	31/12/02	31/12/01	Change absolute	%
CAPTION 100 "RESERVES FOR GENERAL BANKING RISKS"	**5,165**	**5,165**	**-**	**-**

No change was recorded during the year.

	31/12/02	31/12/01	Change absolute	%
CAPTION 110 "SUBORDINATED LOANS"	**400,000**	**400,000**	**-**	**...**

The caption refers to a floating-rate subordinated bonded loan issue. No changes were recorded during the year.
The issue is as follows:

Code	Amount	Currency	Interest rate	Maturity
XSO135565637	400,000	euro	Euribor 3 months + annual spread of 0.80	28/11/2011

Principal repayment will be made at maturity. Repayment before maturity can be effected after five years and subject to Bank of Italy approval. The bonds in question, in case of liquidation on the part of the Bank, will be repaid after all other creditors' demands have been met.

Changes in assets caption 120 "Own shares" are described below:

	31/12/02			1/1/02		
	Quantity	Nominal value/1000	Amount /1000	Quantity	Nominal value/1000	Amount /1000
A. Opening balances	11,731,923	11,731,923	21,951	2,253,182	11,637	21,838
B. Increases	33,112,887	33,112,887	65,123	11,874	61,324	115
- Purchases	33,112,887	33,112,887	63,909	11,874	61,324	115
- Writebacks	-	-	-	-	-	-
- Other changes	-	-	1,214	-	-	-
C. Decreases	38,820,278	38,820,278	75,455	162	837	2
- Sales	38,820,278	38,820,278	75,444	122	630	1
- Adjustments	-	-	-	-	-	-
- Other changes	-	-	11	40	207	1
D. Closing balances	6,024,532	6,024,532	11,619	2,264,894 (1)	72,124	21,951

(1) Of which 44 non converted and 2,264,850 converted into 11,731,923.

	31/12/01		
	Quantity	Nominal value/1000	Amount /1000
A. Opening balances	1,915,750	9,894	17,627
B. Increases	4,533,572	23,414	43,620
- Purchases	4,533,572	23,414	43,404
- Writebacks	-	-	-
- Other changes	-	-	216
C. Decreases	4,196,140	21,671	39,409
- Sales	4,196,140	21,671	39,409
- Adjustments	-	-	-
- Other changes	-	-	-
D. Closing balances	2,253,182	11,637	21,838

Relative to article 16, Legislative decree 87/92, available reserves recorded at 31/12/2002 offer sufficient cover for those costs not amortised as by article 10 (comma 2a) and d))of the same decree.

Legislative decree 467/97 (modifying article 105, Presidential decree 917/86) introduced changes concerning the method of assessing tax credits relative to dividends on the basis of taxes paid fully or in part.Tax credits on dividends to be distributed in 2002 are to be considered "full" in the light of taxes accumulated and paid ("basket A") amounting to 194,161 thousand euros; significantly higher than the figure represented by 56.25% of profits to be distributed.

Share capital and reserves includes 46,913 thousand euros which, if distributed, would be included in the Bank's taxable income. This amount includes 6,356 thousand euros in the form of provisions to the reserve set up pursuant to Legislative decree 153/99 (liabilities to tax regarding this amount are considered suspended awaiting a decision on the part of the Luxembourg Tribunal concerning an appeal lodged by the Italian Banking Association. Full details are given in the introduction to the explanatory notes).

The table below provides the details of the Bank's total capital and prudential management requirements as requested by the Bank of Italy in its letter of 14/12/98 relating to increased transparency in bank balance sheets.

Total capital and prudential requirements

CATEGORIES/VALUES	31/12/02	31/12/01
A. Total capital		
A.1 Tier 1	899,640	975,501
A.2 Tier 2	405,708	404,106
A.3 Deductions	181,120	22,723
A.4 Total capital	1,124,228	1,356,884
B. Prudential requirements		
B.1 Credit risks	598,064	522,182
B.2 Trading risks	47,672	76,487
including:		
- trading securities risks	47,672	74,476
- exchange rate risks	-	2,011
B.3 Subordinated loans of 3° level	-	-
B.4 Other prudential requirements	33,830	15,928
B.5 Total prudential requirements	679,566	614,597
C. Capital adequacy ratios		
C.1 Risk-Weighted Assets (*)	9,708,086	8,779,959
C.2 Tier 1% of RWA	9.27%	11.11%
C.3 Total capital % of RWA	11.58%	15.45%

(*) Total prudential requirements multiplied by the reciprocal minimum obligatory credit risk coefficient.

SECTION 9

OTHER LIABILITIES

Other liabilities amount to 958,058 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Other liabilities (caption 50)	813,614	84.9	615,210	82.3
- Accrued expenses and deferred income (caption 60)	144,444	15.1	132,066	17.7
Total	958,058	100.0	747,276	100.0

	31/12/02	31/12/01	Change absolute	%
9.1 CAPTION 50 "OTHER LIABILITIES"	**813,614**	**615,210**	**198,404**	**32.2**
- miscellaneous accounts payable to branches	208,682	94,152	114,530	...
- amounts due to customers	224,404	1,841	222,563	...
- amounts in transit with branches	78,121	25,585	52,536	...
- beneficiaries of outstanding invoices	68,678	135,831	-67,153	-49.4
- amounts relating to securities transactions	15,988	17,550	-1,562	-8.9
- amounts due to tax authorities on behalf of third parties	10,180	10,939	-759	-6.9
- staff charges	8,418	9,846	-1,428	-14.5
- premiums related to option transaction	7,283	7,269	14	0.2
- amounts related to writedowns on off-balance sheet transactions	6,314	5,851	463	7.9
- excess of adjustment on discounted notes	2,675	2,371	304	12.8
- accrued costs to be recognized	2,420	3,642	-1,222	-33.6
- guarantee deposits from third parties	985	1,281	-296	-23.1
- amounts relating to tax collection service	699	686	13	2
- other	178,767	298,366	-119,599	-40.1

	31/12/02	31/12/01	Change absolute	%
9.2 CAPTION 60 "ACCRUED EXPENSES AND DEFERRED INCOME"	**144,444**	**132,066**	**12,378**	**9.4**
Accrued expenses:	80,733	91,045	-10,312	-11.3
- interest expenses due to banks	4,903	10,764	-5,861	-54.5
- interest expenses due to customers	1,639	1,574	65	4.1
- interest payable on debt securities	43,188	46,611	-3,423	-7.3
- differentials stemming from derivatives contracts	30,904	32,019	-1,115	-3.5
- others	99	77	22	28.6
Deferred income:	63,711	41,021	22,690	55.3
- premiums related to currency forward transactions	122	381	-259	-68.0
- differentials stemming from derivatives contracts	4,633	2,266	2,367	...
- discounted notes	2,211	2,373	-162	-6.8
- leasing rents	55,835	34,880	20,955	60.1
- others	910	1,121	-211	-18.8

Accrued expenses and deferred income are not applied directly to the balance sheet accounts in accordance with article 12, Legislative Decree 87/92.

SECTION 10

GUARANTEES AND COMMITMENTS

Guarantees and commitments amount to 2,091,616 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Guarantees given (caption 10)	1,321,238	63.2	1,219,483	66.0
- Commitments (caption 20)	770,378	36.8	628,686	34.0
Total	**2,091,616**	**100.0**	**1,848,169**	**100.0**

	31/12/02	31/12/01	Change absolute	%
10.1 CAPTION 10 "GUARANTEES GIVEN"	**1,321,238**	**1,219,483**	**101,755**	**8.3**
(a) commercial guarantees	1,210,355	1,029,618	180,737	17.6
(b) financial guarantees	26,539	105,288	-78,749	-74.8
(c) assets held in guarantee	84,344	84,577	-233	...
Total	**1,321,238**	**1,219,483**	**101,755**	**8.3**
Caption 10 is analysed below:				
- sureties	1,181,890	1,073,957	107,933	10.1
- documentary and non documentary credits	49,739	50,380	-641	-1.3
- acceptances on behalf of third parties	4,210	9,514	-5,304	-55.7
- joint securities	1,056	1,055	1	0.1
- other sureties on behalf of third parties	-	234	-234	-100.0
- bond sureties on behalf of third parties	84,343	84,343	-	-

Item includes 17,155 euros relating to the purchase of branches from Capitalia.
Credit commitments related to non-performing loans amount to 22,421 thousand euros.
Reserve for guarantees and commitments, which amount to 2,516 thousand euros, cover all relevant risks.

	31/12/02	31/12/01	Change absolute	%
10.2 CAPTION 20 "COMMITMENTS"	**770,378**	**628,686**	**141,692**	**22.5**
(a) Commitments to extend credit (certain to be called on)	391,328	262,863	128,465	48.9
(b) Commitments to extend credit (not certain to be called on)	379,050	365,823	13,227	3.6
Commitments are analysed as follows:				
- stipulated mortgages to be granted	278,956	252,204	26,752	10.6
- purchases of securities to be settled	53,714	72,083	-18,369	-25.5
- deposits to be made with banks	123,277	185,912	-62,635	...
- unused irrevocable lines of credit	5,165	12,485	-7,320	-58.6
- commitments with Deposit Protection Fund Liabilities (FITD)	258,949	60,000	198,949	332
- amounts to be granted to customers	29,427	34,897	-5,470	- 16
- derivatives credits on credits	823	-	823	...
- option on securities	12,635	11,105	1,530	14
- stipulated leasing transactions to be granted	4,881	-	4,881	...
Total	**770,378**	**628,686**	**141,692**	**22.5**

	31/12/02	31/12/01	Change absolute	%
10.3 ASSETS HELD TO GUARANTEE THE BANK'S LIABILITIES	**570,056**	**522,077**	**47,979**	**9.2**
Securities held to guarantee:				
- bank drafts issued by Carige	18,101	16,337	1,764	10.8
- repurchase agreements	551,955	505,740	46,215	9.1
Total	**570,056**	**522,077**	**47,979**	**9.2**

	31/12/02	31/12/01	Change absolute	%
10.4 UNUSED LINES OF CREDIT BY THE BANK	**245,679**	**186,993**	**58,686**	**31.4**
(a) central banks	143,794	97,174	46,620	48.0
(b) other banks	101,885	89,819	12,066	13.4

10.5 FORWARD TRANSACTIONS	31/12/02			31/12/01		
	Hedging	Trading	Other	Hedging	Trading	Other
1. Purchase/sale of:	10,914	332,522	-	21,680	235,957	-
1.1 Securities	-	150,922	-	-	155,327	-
- purchases	-	123,277	-	-	137,311	-
- sales	-	27,645	-	-	18,016	-
1.2 Currency	10,914	181,600	-	21,680	80,630	-
- currency against currency	-	-	-	-	-	-
- purchases against euro	10,051	42,692	-	7,288	40,747	-
- sales against euro	863	138,908	-	14,392	39,883	-
2. Deposits and loans	-	-	38,735	-	-	13,033
- to be made	-	-	5,281	-	-	-
- to be received	-	-	33,454	-	-	13,033
3. Derivatives contracts	2,655,053	2,904,802	83,114	1,909,097	2,115,604	33,114
3.1 With exchange of principal	263,559	65,562	-	219,257	446,903	-
(a) securities	106,329	6,616	-	62,027	58,600	-
- purchases	10,329	988	-	24,971	48,600	-
- sales	96,000	5,628	-	37,056	10,000	-
(b) currency	157,230	58,946	-	157,230	388,303	-
- currency against currency	-	-	-	-	53,075	-
- purchases against euro	157,230	29,473	-	157,230	170,614	-
- sales against euro	-	29,473	-	-	164,614	-
(c) other instruments	-	-	-	-	-	-
- purchases	-	-	-	-	-	-
- sales	-	-	-	-	-	-
3.2 Without exchange of principal	2,391,494	2,839,240	83,114	1,689,840	1,668,701	33,114
(a) currency	-	-	-	-	-	-
- currency against currency	-	-	-	-	-	-
- purchases against euro	-	-	-	-	-	-
- sales against euro	-	-	-	-	-	-
(b) other instruments	2,391,494	2,839,240	83,114	1,689,840	1,668,701	33,114
- purchases	1,102,715	1,476,355	-	730,121	827,148	-
- sales	1,288,779	1,362,885	83,114	959,719	841,553	33,114
Total	**2,665,967**	**3,237,324**	**121,849**	**1,930,777**	**2,351,561**	**46,147**

Deposits and financing to be made or received include exclusively short-term repurchase agreements; sale and repurchase agreements with currency as the underlying totalled 22.2 million at 31/12/02.

With regards to derivatives contracts, the column 'other transactions' includes the notional value of options stated separately from the related underlying structured bond issue of the Bank. The notional value of options incorporated in assets or liabilities which allow either the Bank or the counterparty to transform, after a certain period of time, the interest rate stipulated in the contract from fixed to floating, or vice versa, was recorded at section 11.6 'Maturities of assets and liabilities'.

10.6 DERIVATIVES CONTRACTS ON LENDING	31/12/02		31/12/01	
	Trading book	Banking book	Trading book	Banking book
1. Hedging purchases	29,535	-	79,671	-
1.1 With exchange of principal	29,535	-	79,671	-
- credit default product	29,535	-	79,671	-
2. Hedging sales	226,949	32,000	50,000	10,000
2.1 With exchange of principal	52,000	32,000	50,000	10,000
- credit default product	52,000	32,000	50,000	10,000
2.2 Without exchange of principal	174,949	-	-	-
- total rate of return swap	174,949	-	-	-
Total	**256,484**	**32,000**	**129,671**	**10,000**

Total principal of derivatives contracts amounts to 5,931.4 million euros (inclusive of basis swaps contracts for 1,067.7 milion of euros, the notional value of which is recorded at section 10.5).

PRINCIPAL (1)	Interest rate	Exchange rate	Share rates	Other	Total
1. Trading contracts	2,022,150	58,946	203,474	271,484	2,556,054
1.1 Non-quoted trading cont	2,022,150	58,946	196,858	271,484	2,549,438
Swaps (2)	1,832,960	-	-	-	1,832,960
Options bought	32,095	29,473	56,872	-	118,440
Options sold	157,095	29,473	139,986	-	326,554
Derivatives on credits	-	-	-	271,484	271,484
1.2 Quoted trading contracts	-	-	6,616	-	6,616
Options bought	-	-	988	-	988
Options sold	-	-	5,628	-	5,628
2. Non-quoted hedging cont	1,942,229	157,230	191,230	17,000	2,307,689
Swaps (2)	1,675,540	157,230	-	-	1,832,770
Options bought	266,689	-	138,065	-	404,754
Options sold	-	-	53,165	-	53,165
Derivatives on credits	-	-	-	17,000	17,000
Total	**3,964,379**	**216,176**	**394,704**	**288,484**	**4,863,743**

(1) Principal in basis swaps is stated once

(2) Caption includes basis swaps, cross currency swaps, interest rate swaps and overnight indexed swaps.

PRINCIPAL IN HEDGING CONTRACTS (1)					
	Swaps	Options bought	Options sold	Derivatives on credits	Total
1. Assets	948,503	104,854	53,165	17,000	1,123,522
Loans to customers	230,894	51,689	-	-	-
Trading securities	717,609	48,000	48,000	17,000	830,609
Equity investments	-	5,165	5,165	-	10,330
2. Liabilities	881,680	299,900	-	-	1,181,580
Bonds	881,680	299,900	-	-	1,181,580
3. Other (2)	2,587	-	-	-	2,587
Total	**1,832,770**	**404,754**	**53,165**	**17,000**	**2,307,689**

(1) Principal in basis swaps is stated once.
(2) Non-specific hedging contracts on interest-rate risk related to customer borrowing and lending.

PRINCIPAL IN CONTRACTS CLASSIFIED BY REMAINING CONTRACT LIFE(1)				
	Up to 12 months	From 1 to 5 years	More than 5 years	Total
1. Trading contracts	366,731	1,414,896	774,427	2,556,054
1.1 Non-quoted trading cont	360,118	1,414,896	774,424	2,549,438
Swaps	298,286	988,446	546,228	1,832,960
Options bought	27,716	67,126	23,598	118,440
Options sold	34,116	87,840	204,598	326,554
Derivatives on credits	-	271,484	-	271,484
1.2 Quoted trading contracts	6,613	-	3	6,616
Options bought	985	-	3	988
Options sold	5,628	-	-	5,628
2. Non-quoted hedging cont	575,006	734,127	998,556	2,307,689
Swaps	558,276	548,627	725,867	1,832,770
Options bought	11,565	120,500	272,689	404,754
Options sold	5,165	48,000	-	53,165
Derivatives on credits	-	17,000	-	17,000
Total	**941,737**	**2,149,023**	**1,772,983**	**4,863,743**

(1) *Principal in basis swaps is stated once.*

During the period no losses on loans-related derivatives contracts were recorded.
Derivatives business is carried out exclusively with primary banking and financial institutions and for this reason provisions for counterparty risk have not been made.
At 31/12/02, there were no unsettled contracts.
Non quoted derivatives contracts accounted for 99% of all derivatives contracts at 31/12/02.

NON-QUOTED INTEREST-RATE DERIVATIVES CONTRACTS (1)				
	Banks	Financial bodies	Other	Total
1. Principal	4,322,411	343,806	190,910	4,857,127
2. Trading contracts				
Positive market value	11,432	471	2,130	14,033
Negative market value	14,386	364	1,483	16,233
Potential credit equivalent	25,800	8,031	12,819	46,650
3. Hedging contracts				
Positive market value	35,876	1,440	-	37,316
Negative market value	43,711	14,462	-	58,173
Potential credit equivalent	33,745	3,656	-	37,401

(1) Principal in basis swaps is stated once.
(2) The trading derivatives item includes negative market values of 1.4 million euro relating to options on the Bank's structured bond issues; these options are matched by a positive market value for the same amount stated at the item 'hedging contracts'.

Derivatives-related capital losses of 70.3 million euros and capital gains of 52.4 million euros were not recorded in the income statement. In particular, capital losses and gains stemming from hedging contracts related to the investment and trading securities portfolios of 18.7 million euros and 1.6 million euros respectively, were not recorded (see Section 2.3); capital losses stemming from hedging contracts related to bonds issued of 18.6 million euros and capital gains of 35.5 million euros, and capital losses stemming from credit derivatives of 18.1 million euros were also not recorded.

DEFERRED GAINS AND LOSSES		
	Losses	Gains
1. Trading contracts	14,854	15,262
1.1 Non-quoted trading contracts	14,854	15,074
Swaps	10,350	11,509
Options	4,401	3,411
Derivatives on credits	103	154
1.2 Quoted trading contracts	-	188
Futures	-	-
Options	-	188
2. Non-quoted hedging contracts	55,427	37,108
Swaps	53,296	26,988
Options	1,991	10,120
Derivatives on credits	140	-
Total	**70,281**	**52,370**

SECTION 11

CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Breakdowns of loans related to lists 11.2, 11.3, 11.5, 11.6 and 11.7 of this section include leased assets, which amount to 605,418 thuosands of euros and are exclusively connected to transactions with customers in euro.
On this basis, loans to customers amount to 8,515,259 thousand euros and not to 7,909,841 thousand euros (as caption 40 of assets).

11.1 SIGNIFICANT EXPOSURES

	31/12/2002	31/12/2001
(a) amount	316,252	156,302
(b) number	2	1

Significant exposures are those identified on the basis of "major lines of credit" as defined by the Bank of Italy.

11.2 DISTRIBUTION OF LOANS AND ADVANCES TO CUSTOMERS, BY CATEGORY

	31/12/02	31/12/01
(a) Governments	484,134	330,819
(b) Other public entities	548,148	561,880
(c) Non-financial businesses	4,929,629	4,099,172
(d) Financial institutions	591,943	878,206
(e) Personal businesses	458,927	387,296
(f) Other operators	1,502,478	1,105,070
Total	**8,515,259**	**7,362,443**

11.3 DISTRIBUTION OF LOANS TO RESIDENT NON-FINANCIAL BUSINESSES AND PERSONAL BUSINESSES

	31/12/02	31/12/01
(a) 1st branch of economic activity Wholesale and retail trade, salvage and repairs	977,942	858,312
(b) 2nd branch of economic activity Building and construction	869,428	779,397
(c) 3rd branch of economic activity Other market services	812,190	631,814
(d) 4th branch of economic activity Air and sea transport Hotel and catering services	378,903	309,338
(e) 5th branch of economic activity Hotel and catering services	249,294	184,525
(f) Other branches	1,963,640	1,628,666
Total	**5,251,397**	**4,392,052**

11.4 DISTRIBUTION OF GUARANTEES GIVEN, BY CATEGORY OF COUNTERPART

	31/12/02	31/12/01
(a) Governments	-	-
(b) Other public entities	4,406	4,402
(c) Banks	163,307	163,160
(d) Non-financial businesses	929,015	894,292
(e) Financial institutions	163,673	115,151
(f) Personal businesses	13,234	12,500
(g) Other operators	47,603	29,978
Total	**1,321,238**	**1,219,483**

11.5 GEOGRAPHIC DISTRIBUTION OF ASSETS AND LIABILITIES

31/12/02

Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	11,018,333	829,876	105,075	11,953,284
1.1 Due from banks	1,025,233	301,629	28,805	1,355,667
1.2 Loans to customers	8,263,686	227,761	23,812	8,515,259
1.3 Securities	1,729,414	300,486	52,458	2,082,358
2. Liabilities	10,226,823	951,873	255,136	11,433,832
2.1 Due to banks	1,128,685	613,958	54,705	1,797,348
2.2 Deposits from custom	5,824,085	77,915	10,248	5,912,248
2.3 Securities issued	3,273,743	50,000	183	3,323,926
2.4 Others	310	210,000	190,000	400,310
3. Guarantees and Commitm	1,789,121	284,570	17,925	2,091,616

31/12/01

Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	10,009,741	705,735	195,196	10,910,672
1.1 Due from banks	823,950	247,629	43,296	1,114,875
1.2 Loans to customers	7,241,431	113,284	7,728	7,362,443
1.3 Securities	1,944,360	344,822	144,172	2,433,354
2. Liabilities	8,779,007	1,131,400	241,205	10,151,612
2.1 Due to banks	773,509	840,393	38,095	1,651,997
2.2 Deposits from custom	4,769,133	80,971	12,950	4,863,054
2.3 Securities issued	3,236,067	36	160	3,236,263
2.4 Others	298	210,000	190,000	400,298
3. Guarantees and Commitm	1,713,646	125,467	9,056	1,848,169

Geographic distribution is analysed with reference to the counterparts' residence.

11.6 MATURITIES OF ASSETS AND LIABILITIES

31/12/02

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years		Unspecified duration	Total
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	3,081,413	2,893,894	2,860,352	1,333,963	1,958,370	1,383,107	2,348,659	399,559	16,259,317
1.1 Treasury bonds eligible for refinancing	6	28,811	99,727	48,337	53,216	623	80,294	-	311,014
1.2 Due from banks	546,296	527,456	81,080	1,110	31,747	112	10,000	157,866	1,355,667
1.3 Loans to customers	2,332,476	539,225	1,039,949	480,977	1,520,255	524,639	1,836,045	241,693	8,515,259
1.4 Bonds and other fixed income securities	7,386	32121	585,171	101,136	353,134	102,059	417,430	-	1,598,437
1.5 Off-balance sheet transactions	195,249	1,766,281	1,054,425	702,403	18	755,674	4,890	-	4,478,940
2. Liabilities	5,701,402	3,740,247	2,101,751	879,514	1,356,216	693,151	1,440,181	-	15,912,462
2.1 Due to banks	95,993	1,303,889	188,972	19,148	41,028	132,285	16,033	-	1,797,348
2.2 Deposits from customers	5,507,017	393,444	11,784	3	0	-	-	-	5,912,248
2.3 Securities issued	98,331	211,862	336,478	344,640	1,315,174	342	1,017,099	-	3,323,926
- bonds	5,198	39,553	161,654	327,810	1,302,218	342	1,017,099	-	2,853,874
- certificates of deposits	20,430	172309	174,824	16,830	12,956	-	-	-	397,349
- other securities	72,703	-	-	-	-	-	-	-	72,703
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet									-
transactions	61	1,831,052	1,564,517	515,723	14	560,524	7,049		4,478,940

Caption repayable on demand includes assets and liabilities with residual life of not more than 24 hours, or a business day.
Unspecified duration includes compulsory reserve, overdue loans and bad loans.
Sub-captions 1.5 and 2.6 include the notional value (338 million euros) of options incorporated in structured mortgaged loans and bond issues which allow either the Bank or the counterparty, after a certain period of time, to transform the interest rate stipulated in the contract from fixed to floating, or vice versa.

31/12/01

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years		Unspecified duration	Total
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	2,536,679	2,692,951	2,546,036	1,343,427	1,876,736	1,116,733	1,876,658	251,974	14,241,194
1.1 Treasury bonds eligible for refinancing	30	50,893	118,509	106,797	51,713	81,528	9,023	-	418,493
1.2 Due from banks	417,123	487,765	53,252	10,934	48,494	133	-	97,174	1,114,875
1.3 Loans to customers	1,892,844	993,617	947,394	369,685	1,142,767	384,031	1,477,306	154,800	7,362,444
1.4 Bonds and other fixed income securities	16,152	215,130	324,854	243,290	551,711	181,823	388,720	-	1,921,680
1.5 Off-balance sheet transactions	210,530	945,546	1,102,027	612,721	82,051	469,218	1,609	-	3,423,702
2. Liabilities	8,233,136	5,863,005	3,519,726	2,000,049	2,957,379	1,113,614	865,937	-	24,552,846
2.1 Due to banks	84,226	1,258,163	87,532	23,611	77,723	7,679	113,063	-	1,651,997
2.2 Deposits from customers	4,495,778	357,841	9,051	-	385	-	-	-	4,863,055
2.3 Securities issued	138,094	276,471	766,467	374,357	1,057,288	21,705	601,880	-	3,236,262
- bonds	48,776	72,818	554,592	349,860	1,042,098	21,705	601,880	-	2,691,729
- certificates of deposits	19,179	203653	211,875	24,497	15,190	-	-	-	474,394
- other securities	70,139	-	-	-	-	-	-	-	70,139
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet									-
transactions	25,823	955,668	1,220,511	576,090	82,974	560,858	1,778	-	3,423,702

11.7 ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY	31/12/02	31/12/01	Change absolute	%
a) Assets	561,598	557,512	4,086	0.7
1. Due from banks	98,985	83,462	15,523	18.6
2. Loans to customers	417,505	295,248	122,257	41.4
3. Securities	44,721	174,488	-129,767	-74.4
4. Participating interests	382	369	13	4
5. Other	5	3,945	-3,940	-99.9
(b) Liabilities	652,807	675,684	-22,877	-3.4
1. Due to banks	418,829	450,943	-32,114	-7.1
2. Deposits from customers	72,412	66,942	5,470	8.2
3. Securities issued	161,566	157,799	3,767	2.4
4. Other	-	-	-	-

11. 8 SECURITISATION

The Bank carried out two structured securitised credits, the first in December 2000 relating to bad loans, the second in December 2001 relating to performing loans. Details of both transactions are given below.

a) Securitisation of bad loans

At the end of 2000 the Bank securitised without recourse a part of its bad loans portfolio. These loans were backed either fully or in part by voluntary or legally-enforced guarantees (gross value of *pro soluto* credits: ITL 566.4 bn; book value: ITL 440.6 bn; sale price: ITL 320 bn).

As special purpose vehicle for the transaction, Argo Finance, a subsidiary of the Carige Group, issued the following three types of bonds:

- Class A 'Senior' bonds amounting to 40 million €, floating rate destined to institutional investors; rating: Moody's: Aaa; Fitch IBCA: AA;
- Class B 'Mezzanine' bonds amounting to 70 million €, floating rate, destined to institutional investors and subordinate to class A; rating: Moody's: Aa1, Fitch IBCA: AA; class A and B securities are quoted on the Luxembourg bond market;
- Class C 'Junior' bonds amounting to 56.5 million €, fixed rate 4% plus variable remuneration subject to payment of coupon on classes A and B and portfolio cash flows; fully subscribed by Banca Carige, this issue is fully subordinate in principal and coupon payments to classes A and B.

The placement of the securities was carried out by Credit Suisse First Boston.

At 31st December 2002, of the three classes issued, Banca Carige held in its securities portfolio exclusively and fully the class C 'Junior' bonds for a value of 56.5 million €. These securities were placed in the Bank's investment portfolio. No writedowns have been effected on the book value of these securities in the light of the positive performance of receipts. The securitised bad loans represent the underlying for all three classes of securities issued.

Risks for the Bank resulting from this transaction are represented by: the class C bonds both for principal and interest; guarantees granted to holders of class A securities relating to interest payments; guarantees granted to holders of class B securities for both principal and interest; the credit line of 15 million € backing the class A and B bond issues granted by

Banca Carige to Argo Finance; a limited recourse mortgage bond loan of 84.3 million €; an interest rate cap. The positive performance in repayment flows has meant that no writedowns were carried out.
The credit line, which at 31/12/02 was unused, was recorded at balance sheet caption 20 'Guarantees', whilst the limited recourse mortgage, also unused, was recorded, as required by the Bank of Italy, at caption 10 'Guarantees given'.

Banca Carige is the servicer for the transaction. Revenues on the credit portfolio at 30/12/02 amounted to 61,8 million euros, of which 28,0 million euros collected during the first half of the year. These amounts are in line with the repayment schedule defined at the start of the transaction. Scheduled total revenues to be collected at 31st December 2002 amount to 58.5 million euros.
Banca Carige bills Argo Finance One on a monthly and half-yearly basis for the service activity it performs. The half-yearly accounts are inspected by the Bank's auditors, KPMG SpA.
The service activity carried out by Banca Carige generated 1,119,800 in commission revenues, 1,991,800 in reimbursed legal costs and 2,291,400 in interest received on the class C Junior bonds. On the basis of interest-rate trends and conditions contained in the contract, no additional revenues were payable on the limited recourse mortgage.

As a result of the positive performance recorded by the repayment schedule, Fitch IBCA on 6/3/02 upgraded the class A securities transaction from "AA" to "AAA"; on 13th December 2002 the same institute upgraded the transaction relating to the class B securities from "AA-" to "AA".

The positive trend allowed for the full repayment of the class A securities (40 million) in addition to the earlier-than-scheduled repayment of part (9.8 million) of the capital relating to the class B securities.

b).Securitisation of performing loans

At the end of 2001, Banca Carige securitised its performing mortgages in order to improve liquidity in the light of considerable expansion in long-term lending to the family (mortgages, in particular).

A total of 13,858 mortgages was sold with a residual debt at 31/12/01, the date of ceding, on the part of customers amounting to 511.5 million euros.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

In particular, the bundle of credits sold were mortgages granted to private customers for the purchase or renovation of property.

The bundle of credits ceded were as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;
2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order with schedule via current account direct debit.
3) mortgages/landed property loans not classified either as bad loans or watchlists between 31/12/93 (exclusive) and 31/12/01 (inclusive).

The bundle of credits described above was sold on 31/12/01 to the special purpose vehicle Argo Mortgage, in which Banca Carige has a 5% indirect holding (535.5 million) via its subsidiary Columbus Carige Immobiliare (the regularity of the operation was evidenced by the signing of servicing, and guarantee and indemnity contracts in the time prescribed).

The prices of the credits ceded were calculated as the sum of the following two components:

- a initial price of 511.5 million euros equivalent to the nominal value of the credits ceded;

- a deferred price of 24.0 million euros calculated on the basis of profit extraction which, in particular, took into account the excess spread after the transaction costs relating to each payment date, intrinsic risk levels of the credits, possibility of anticipated re-payment of loan and subsequent loss of interest income. This spread was actualised using market rates at 31/12/01 on the basis of the duration of the transaction.

The payment of the first component of the price is linked to a securities issue, whilst the deferred price will be paid pro quota at each payment date in reference to the procedures foreseen in the contract and the payment priorities defined in the transaction. During 2002 deferred-price account payments totalled 0.3 million.

The ceding of the credits was completed by means of a service contract between Banca Carige and Argo Mortgage in addition to the contract of guarantees and indemnity

The asset backed securities issued by Argo Mortgage and the related payment were effected on 25 March 2002. The securities issued are as follows:

Class	Amount in millions of euro	Rating by Moody's/Fitch (***)	Expected duration (*)	Contractual Maturity	Effective expected duration (*)	Euribor 3 months margin in basis points (**)	Credit enhancement
A	478	Aaa/AAA	March 2009	October 2036	4.3 years	26	8.0%
B	22	Aa2/AA	March 2009	October 2036	6.8 years	450	3.7%
C	11.5	Baa2/BBB	March 2009	October 2036	6.8 years	145	1.5%
D	9.2	Not rated		October 2036			

(*) assuming Argo Mortgage exercises its call option in January 2009;
(**) step up of applicable spread if call option is not exercised;
(***) the rating was assigned by Moody's and Fitch/IBCA on the basis of due diligence. The rating will be reviewed annually on the basis of collection flows and deviance from business plans.

The class A, B and C securities are quoted on the Luxembourg bond market and have been fully subscribed exclusively by European institutional investors, Italian included.

Class B and C securities were subscribed by Banca Carige. The class D issue was subscribed fully by Banca Carige.

Payment priority will be as follows:
- the payment of senior expenses and swap interest rate, followed by:
- the payment of coupon on class A securities at maturity dates prior to maturity at October 2003, followed by:
- the payment of coupon on class B securities on the basis of cumulative default ratio, followed by:
- the payment of coupon on class C securities
  with residual available amounts at each payment date to be paid into a capital accumulation account.

From the October 2003 date of payment onwards, the order of priority is as follows:
- the repayment of amortisation paid on class A securities, followed, on the basis of the cumulative default ratio, by:
- the payment of coupon on class B securities and the repayment of amortisation paid on class B securities, followed by:
- the payment of coupon on class C securities and the repayment of amortisation relating to the same securities.

The repayment of principal and interest of class D securities is subordinate to the first three classes.

The transaction proceeds according to schedule. Consequently, no value adjustments relating to the Bank's relations with Argo Mortgage were required.

The role of servicer of the transaction was carried out on Argo Mortgage's behalf by Banca Carige.

All proceeds relating to the securitised credits will be in the form of mortgage instalment payments made by mortgage borrowers at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the corporate service contract signed between Banca Carige and Argo Mortgage in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

During the first half of 2002, total revenues collected amounted to 97.5 million euros, of which 51.1 million euros in capital instalments, 26.4 million euros in interest instalments, 20.0 million in advanced repayments, interest and penalty charges.
The performance in revenue collection is proof that the transaction is proceeding according to schedule.
On 29th July 2002, the Bank collected as foreseen in the repayment schedule revenues in the form of accrued interest totalling 4 million euros on the nominal value of the mortgages sold. The interest was calculated on the period from the sale of the mortgages (1st January 2002) to the payment date of the initial price (29th March 2002), in addition to 0.4 million euros in commission income.

The transaction will be monitored by the Bank of New York in its payment report and by Banca Carige in its quarterly and investor reports, and certified by the independent auditors.

Banca Carige SpA provided the special purpose vehicle with the cash collateral foreseen by the transaction (quota of the tranche of class D securities totalling 7.8 million) which during the year, as a result of the regular repayment flows scheduled by the contract, reached the figure (10.4 million) projected in the contract.

The London offices of the Bank of New York will represent the bond holders as well as being agent and security trustee.
The same bank's Luxembourg offices will act as agent for Luxembourg.
The Milan offices of BNP Paribas Security Services will be payment agent for the transaction.
The arrangers of the transaction were CSFB and CDC IXIS.

The counterparty of the IRS contracts utilised by Argo Mortgage for cover against interest rate fluctuations latent in the securitised credits is CDC IXIS.

---- ----

Banca Carige is also servicer in the securitisation operation (securitisation of non performing loans) carried out by the subsidiary Cassa di Risparmio di Savona pursuant to Law 130/99, with the special purpose vehicle Priamar Finance.

In relation to this operation, Banca Carige provided the SPV with a line of credit and an interest rate cap.

c) Securitisation of non-performing loans carried out by Cassa di Risparmio di Savona at the end of 2002.

At the end of 2002, Cassa di Risparmio di Savona securitised the entirety of its bad loans portfolio. The advantages of this transaction can be summarised as follows:

- previously illiquid asset positions with low returns can now benefit from higher-yielding market interest rates;
- securitisation achieves qualitative improvements in the bank's risk portfolio;
- higher credit rating of the bank has cost benefits for the Banca Carige Group in its funding requirements on international markets.

As stated above, the entirety of the bank's bad loans were sold en bloc to the special purpose vehicle Priamar Finance (holdings on the part of Stitching Faro of Amsterdam and Banca Carige of, respectively, 95% and 5%). The bad loans securitised were classified as such at 31/12/01 and were still effective at 11/12/02, backed either fully or in part by voluntary or legally-enforced guarantees.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by relevant legislation (Law 130/99 and article 58, Law decree 385/93).

The credits sold (contract date: 23/12/02 with effect from 11.59 pm of 31/12/02) consisted of 1,085 debt positions (equivalent to 2,238 sub-items).

The gross value of credits sold excluding previous reductions was calculated at 68.8 million. The corresponding net value was 33.7 million after previous writedowns. The sale price, fixed at 28 million, determined a loss on securitisation of 5.7 million.

All the loans securitised were denominated in euro and were granted to customers resident in Italy.

In terms of credit risk concentrations, with reference to the total gross exposure, sub-items up to 100,000 euros account for 93% of total debt positions and 37% of the total loan amounts granted; six exposures exceed 2% of the total at 10,707,000 euros.

The total gross exposure is distributed by sector in the following way: non-financial businesses 48%; financial businesses 1%; family businesses 30%; others 21%.

All proceeds relating to the securitised credits will be collected at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the administrative service contract signed between Banca Carige and Priamar Finance in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

The role of servicer of the transaction was assigned to Banca Carige by Priamar Finance.

Priamar Finance is both assignee of the credits and issuer of the securities.

The London offices of the Bank of New York will represent the bond holders in addition to performing the duties of calculation agent, security trustee, and payment agent. The same bank's Luxembourg offices will act as agent for Luxembourg.

Arranger and lead manager of the operation is WestLB.

The asset backed securities issued by Priamar Finance on 21st February 2003 are as follows:

Class	Amount in millions of euro	Expected duration	Interest rate
A	18.0	4.6 years	Euribor 3 months + 0.15%
B	10.2		4% plus any residual portfolio cash flows

The maturity indicated in the table is that forecasted by the business plan. The expiry date of the operation has been fixed at 31/12/2016.

The class A securities are quoted on the Luxembourg bond market; class B securities are unquoted.

Class B securities were subscribed by Cassa di Risparmio di Savona and will be placed in that bank's investment securities portfolio.

The securities are not rated.

Payment priority will be as follows:

- the payment of coupon on class A securities, followed by the principal; on completion of this
- the payment of coupon on class B securities, followed by the principal.

As stated above, the payment of coupon and principal relating to class B securities is fully subordinated to the class A issue.

Credit enhancement of the issue is represented, in addition to the class categorization and payment priority described above, by a line of credit, a limited recourse bond loan, and an interest cap covering interest rate risk exposure.

Banca Carige has opened a revolving credit line in favour of Priamar Finance of 2.5 million for the duration of the bond issue, renewable on a yearly basis. This line of credit will be used in the case of any temporary interruptions in repayment flows. Reimbursement of the credit to Banca Carige will be effected according to the conditions stipulated in the contract between Banca Carige and Priamar Finance. Repayment of the line of credit utilised is subordinated to the interest and capital repayments relating to the class A securities.

As stated above, Priamar Finance is covered by an interest rate cap (expiry date 2010 at 5.75% p.a., re. euribor 6 months) the premium of which was paid by Banca Carige up front at the issuing of the securities.

Cassa di Risparmio di Savona has made available a limited recourse mortgage in the form of Italian government stock of around 22.5 million.

The operation took effect at the end of the year. The contract foresees that a quota of the repayment flows in December were to be collected by the SPV. The amount collected – 0.4 million – was as scheduled.

The credit granted by Cassa di Risparmio di Savona to Priamar Finance is stated in the bank's financial statements at balance sheet caption 40 "Loans to customers".

d) Asset backed securities in portfolio at 31/12/02.

Within the trading securities portfolio at 31/12/02 are securities deriving from securitisation transactions carried out by other parties totalling 66,651 thousand euros. These securities can be classified as follows:

ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities	Mezzanine securities	Junior securities
a) Mortgages	12,051	1,000	-
b) Corporate loans	8,989	3,977	-
c) consumer credits	5,771	-	-
d) securities	-	-	250
e) various other credits	8,880	-	-
f) various other non-performing credits	19,757	5,976	-
Total	**55,448**	**10,953**	**250**

Writedowns relating to the above and carried out according to the accounting principles illustrated in section 1 of the explanatory notes amounted to 727 thousand euros.
Investments made in the form of these securities during 2002 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 2,945 thousand euros (interest income) and 2,038 thousand euros (gains on securities and foreign exchange). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2002 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities			Mezzanine securities			Junior securities		
	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs
a) Mortgages	621	-612	-	44	-	-	-	-	-
b) Corporate loans	314	13	-	101	-	93	-	-	-
c) consumer credits	271	9	-	-	-	-	-	-	-
d) securities	-	-	-	-	-	-	96	-	550
e) various other credits	278	-721	-	-	-	-	-	-	-
f) various other non-performing credits	952	-	60	268	-	24	-	-	-
Total	**2,436**	**-1,311**	**60**	**413**	**-**	**117**	**96**	**-**	**550**

SECTION 12

ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

	31/12/02	31/12/01	Change absolute	%
12.1 DEALING OF SECURITIES				
a) Purchases	217,487	309,471	-91,984	-29.7
1. Settled	216,442	293,631	-77,189	-26.3
2. Unsettled	1,045	15,840	-14,795	-93.4
(b) Sales	558,739	413,028	145,711	35.3
1. Settled	558,270	407,078	151,192	37.1
2. Unsettled	469	5,950	-5,481	-92.1

	31/12/02	31/12/01	Change absolute	%
12.2 PRIVATE BANKING	**1,752,318**	**1,903,701**	**-151,383**	**-8.0**
1. Securities issued by the Bank	5,080	6,467	-1,387	-21.4
2. Other securities	1,747,238	1,897,234	-149,996	-7.9

The figures shown correspond to total market values of property included within administration and trading on behalf of third parties. Item includes 97,580,000 euros relating to the purchase of branches from Capitalia.
The caption includes wealth accumulation services on behalf of third parties pursuant to article 24, Legislative decree 58/98 amounting to 21,521 thousand euros; a sum managed by the Carige Open Pension Fund launched in 1999 in compliance with article 9, Legislative decree 124/93 (18,404 thousand euros).

	31/12/02	31/12/01	Change absolute	%
12.3 CUSTODY AND ADMINISTRATION OF SECURITIES				
(a) third-party securities held in deposit (private banking not included)	14,619,291	13,188,254	1,431,037	10.9
1. Securities issued by the Bank	2,959,337	2,599,355	359,982	13.8
2. Other securities	11,659,954	10,588,899	1,071,055	10.1
(b) third-party securities deposited with third-parties	12,930,550	12,907,798	22,752	0.2
(c) portfolio securities deposited with third parties	1,007,168	1,491,600	-484,432	-32.5

Depositary bank-related securities in custody amounted to 2,770,078 thousand euros.
Items 12.3 a) and b) include third party securities relating to deposits acquired from the Capitalia group totalling 646,140,000.

12.4 COLLECTION OF THIRD PARTY RECEIVABLES: DEBIT AND CREDIT ADJUSTMENTS

	31/12/2002	31/12/2001
(a) debit adjustments	815,471	859,679
1. current accounts	9,985	9,705
2. bills portfolio	585,856	506,070
3. cash	26,633	134,695
4. other	192,997	209,209
(b) credit adjustments	1,039,874	861,519
1. current accounts	7,919	8,013
2. bills and other items for collection	1,031,882	853,466
3. other	73	40

	31/12/02	31/12/01	Change absolute	Change %
12.5 OTHER TRANSACTIONS	**1,095,965**	**1,514,213**	**-418,248**	**-27.6**
– Other banks' share of pool operations	911,062	1,311,688	-400,626	-30.5
– Total bills related to factoring transactions ("pro solvendo")	166,916	181,464	-14,548	-8.0
- Loans on behalf of public bodies	17,987	21,061	-3,074	-14.6

SECTION 1

INTEREST

	2002	2001	Change absolute	%
1.1 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"	**567,000**	**608,987**	**-41,987**	**-6.9**
(a) on deposits with banks	24,951	27,925	-2,974	-10.6
including:				
– deposits with central banks	4,001	5,288	-1,287	-24.3
(b) on loans and advances to customers	431,518	452,528	-21,010	-4.6
including:				
– loans using funds managed on behalf of third parties	4	4	-	0.0
(c) on certificates of indebtedness	110,237	128,225	-17,988	-14.0
(d) other interest income	294	309	-15	-4.9
(e) positive differentials on hedging transactions	-	-	-	-

	2002	2001	Change absolute	%
1.2 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	**263,694**	**300,164**	**-36,470**	**-12.2**
(a) on deposits from banks	44,150	90,293	-46,143	-51.1
(b) on deposits from customers	62,711	64,992	-2,281	-3.5
(c) on securities issued	119,851	131,094	-11,243	-8.6
including:				
– certificates of deposits	12,029	15,888	-3,859	-24.3
(d) on funds managed on behalf of third parties	2	2	-	-
(e) on subordinated liabilities	17,290	4,702	12,588	...
(f) negative differentials on hedging transactions	19,690	9,081	10,609	...

	2002	2001	Change absolute	%
1.3 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"				
a) on foreign currency assets	14,338	29,642	-15,304	-51.6

	2002	2001	Change absolute	%
1.4 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"				
a) on foreign currency liabilities	39,754	26,219	13,535	51.6

SECTION 2

COMMISSION

	2002	2001	Change absolute	%
2.1 CAPTION 40 "COMMISSION INCOME"	**160,710**	**144,204**	**16,506**	**11.4**
(a) guarantees given	5,635	5,247	388	7.4
(b) credit risk derivatives	325	46	279	...
(c) management, dealing and consultancy services:	63,864	63,446	418	0.7
1. securities dealing	1,297	1,617	-320	-19.8
2. foreign currency dealing	3,005	3,356	-351	-10.5
3. private banking	6,725	6,516	209	3.2
4. custody and administration of securities	2,113	1,744	369	21.2
5. depositary bank	2,387	2,367	20	0.8
6. placement of securities	38,343	39,749	-1,406	-3.5
6.1 placement of quotas in mutual funds	37,987	39,256	-1,269	-3.2
6.2 placement of other securities	356	493	-137	-27.8
7. acceptance of orders	4,172	3,314	858	25.9
8. consultancy	-	-	-	...
9. distribution of third party products	5,822	4,783	1,039	21.7
9.2 insurance products	2,496	1,972	524	26.6
9.3 other products	3,326	2,811	515	18.3
(d) collection and payment services	32,831	27,658	5,173	18.7
(e) servicing relating to securitisation	1,510	1,353	157	...
(f) tax and rates collection	-	-	-	-
(g) other services	56,545	46,454	10,091	21.7

The caption "other services" in more detail is as follows:

	2002	2001	Change absolute	%
- Deposits and current accounts	30,914	22,781	8,133	35.7
- Overdraft facilities	11,859	11,270	589	5.2
- Financing	9,397	5,391	4,006	74.3
- Safe deposit rentals	1,061	1,060	1	0.1
- Others	3,314	5,952	-2,638	-44.3
Total	56,545	46,454	10,091	21.7

	31/12/02	31/12/01	Change absolute	%
2.2 CAPTION 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS OF PRODUCTS AND SERVICES				
(a) distribution at Carige branches	50,869	50,998	-129	-0.3
1. asset management	6,725	6,516	209	3.2
2. securities placement	38,322	39,700	-1,378	-3.5
3. services relating to third party products	5,822	4,782	1,040	21.7
(b) distribution at outlets other than at head office	21	50	-29	-58.0
1. asset management	-	-	-	-
2. securities placement	21	49	-28	-57.1
3. services relating to third party products	0	1	-1	...

	2002	2001	Change absolute	%
2.3 CAPTION 50 "COMMISSION EXPENSES"	**12,825**	**12,019**	**806**	**6.7**
(a) guarantees received	532	522	10	1.9
(b) *credit risk derivatives*	-	-	-	-
(c) management and dealing services:	2,979	3,238	-259	-8.0
1. securities dealing	1,399	1,464	-65	-4.4
2. foreign currency dealing	-	-	-	-
3. private banking	295	484	-189	-39.0
4. custody and administration of securities	1,038	1,194	-156	-13.1
5. placement of securities	179	7	172	...
6. securities, products and services not delivered at the Bank's head office	68	89	-21	-23.6
(d) collection and payment services	7,710	7,270	440	6.1
(c) other services	1,604	989	615	62.2

The caption "other services" in more detail is as follows:

	2002	2001	Change absolute	%
- Relations with banks	319	363	-44	-12.1
- Financing	0	9	-9	...
- Intermediation	1,037	300	737	...
- Others	248	317	-69	-21.8
Total	1,604	989	615	62.2

SECTION 3

GAINS FROM FINANCIAL TRANSACTIONS, NET

	2002	2001	Change absolute	%
3.1 CAPTION 60 "GAINS FROM FINANCIAL TRANSACTIONS, NET"	-5,989	3,245	-9,234	...

2002	Transactions		
	securities	currency	other
A.1 Revaluations	370		1,660
A.2 Write-downs	18,939		4,793
B. Other gains and losses	25,195	1,759	-11,241
Total	**6,626**	**1,759**	**-14,374**
1. Government securities	8,071		
2. Certificates of indebtedness	9,615		
3. Shares and other equity securities	-11,820		
4. Derivatives on securities as underlying	760		

2001	Transactions		
	securities	currency	other
A.1 Revaluations	1,686		8,076
A.2 Write-downs	24,149		2,853
B. Other gains and losses	17,017	3,659	-192
Total	**-5,446**	**3,659**	**5,031**
1. Government securities	8,030		
2. Certificates of indebtedness	1,165		
3. Shares and other equity securities	-16,272		
4. Derivatives on securities as underlying	1,631		

The negative variation in comparison to 2002 refers to the items "other operations" for 19,405,000 (reduced profits of 11,049,000, reduced revaluations of 6,416,000, increased writedowns of 1,940,000) and "currency transactions" for 1,900,000; the item "securities transactions" evidences a positive variation of 12,072,000 (increased profits of 8,178,000 and reduced writedowns of 5,210,000 against reduced writebacks of 1,316,000).

	Revaluations	Write-downs	Other gains and losses	Total
1. Securities transactions	370	18,939	25,195	6,626
Government securities	99	402	8,375	8,072
Certificates of indebtedness	271	3,226	12,571	9,616
Shares and other equity securities	-	15,237	3,476	-11,761
Securities purchases and sales to be settled	-	61	-	-61
Derivatives on securities as underlying	-	13	773	760
2. Currency transactions	-	10	1,769	1,759
Exchange-rate gains	-	-	2,301	2,301
Currency derivatives	-	10	-339	-349
Forward currency transactions	-	-	-193	-193
3. Other transactions	1,660	4,793	-11,241	-14,374
Interest rates derivatives	1,645	4,538	-7,773	-10,666
Derivatives hedging credit risk	15	255	-3,468	-3,708
Total	**2,030**	**23,742**	**15,723**	**-5,989**

Gains on securities refer to own shares for 1,203 thousand euros.
The item "other profits and losses" on other transactions includes trading losses on derivatives hedging the trading securities portfolio totalling 7,617,000 to which are associable trading gains on derivatives covering the same trading securities portfolio stated at "other profits and gains".
Further details of gains and losses stemming from derivatives contracts recorded or not in the income statement are given in the Board of Directors' Report and at section 10.5 of the explanatory notes.

SECTION 4

ADMINISTRATIVE COSTS

	2002	2001	Change absolute	%
4.1 AVERAGE NUMBER OF EMPLOYEES, BY GRADE	**3,506**	**3,290**	**216**	**6.6**
(a) executives	41	31	10	32.3
(b) middle management (3rd & 4th levels)	281	260	21	8.1
(c) other employees	3,184	2,999	185	6.2

The average for the year does not include personnel transferred to the Bank as a result of branch purchases at the end of the year.

	2002	2001	Change absolute	%
NUMBER OF OPERATING BRANCHES	**391**	**345**	**46**	**13.3**

The figure includes the 61 branches purchased from the Capitalia Group.

	2002	2001	Change absolute	%
CAPTION 80 A "PERSONNEL"	**199,388**	**191,935**	**7,453**	**3.9**
– wages and salaries	138,176	117,002	21,174	18.1
– social security costs	38,267	32,702	5,565	17.0
– termination indemnities	8,608	9,008	-400	-4.4
– pensions and similar commitments	5,247	11,899	-6,652	-55.9
– others	9,090	21,324	-12,234	-57.4

	2002	2001	Change absolute	%
CAPTION 80 B "OTHER ADMINISTRATIVE COSTS"	**122,433**	**109,615**	**12,818**	**11.7**
Postage and telephone	12,851	10,484	2,367	22.6
Maintenance of tangible and intangible fixed-assets	10,418	10,336	82	0.8
Advertising, promotion and publishing	7,343	6,547	796	12.2
Professional fees	6,608	7,741	-1,133	-14.6
Lighting and heating	8,838	3,749	5,089	135.7
Rental expenses	3,883	6,085	-2,202	-36.2
Donations	4,153	4,079	74	1.8
Travelling and transport	4,169	3,385	784	23.2
Other banking services	3,558	4,062	-504	-12.4
Printing and stationery	4,411	3,060	1,351	44.2
Software maintenance	3,902	3,018	884	29.3
Banking premises security services	3,235	2,171	1,064	49.0
Hardware leasing charges	4,017	2,424	1,593	65.7
Insurance premiums	3,031	1,951	1,080	55.4
Office cleaning	3,299	4,045	-746	-18.4
EDP processing with third parties	2,423	3,717	-1,294	-34.8
Association fees	745	619	126	20.4
Indirect taxes	24,011	21,875	2,136	9.8
- stamp duty and stock exchange contracts	18,345	16,880	1,465	8.7
- "imposta sostitutiva" Presidential Decree 601/73	2,604	2,098	506	24.1
- ICI (Municipal real estate tax)	1,222	1,287	-65	-5.1
- local council taxes	1,434	1,275	159	12.5
- taxes paid abroad	293	225	68	30.2
- INVIM (tax on increased value on properties)	34	30	4	13.3
- "Imposte sostitutive" (laws 85/95 and 124/93)	-	-	0	-
- penalties for late tax rolls	31	25	6	24.0
- other indirect taxes	48	55	-7	-12.7
Others	11,538	10,267	1,271	12.4

Item "other" includes the cost of assets of a unit value not exceeding 516 euros (Lit. 1,000,000) purchased during the year for a total price of 1,784 thousand euros (2001: 2,070 thousand euros).

SECTION 5

DEPRECIATION AND AMORTIZATION, PROVISIONS AND RECOVERIES

	2002	2001	Change absolute	%
CAPTION 90 "DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS"	**91,052**	**80,087**	**10,965**	**13.7**

Depreciation and amortization comprise the following:

	2002	2001	Change absolute	%
Tangible fixed assets				
- Properties	4,365	4,273	92	2.2
- Furniture and fittings	857	808	49	6.1
- Machinery and equipment	4,873	4,720	153	3.2
- Leased assets	61,708	48,262	13,446	27.9
Total (a)	**71,803**	**58,063**	**13,740**	**23.7**
Intangible fixed assets (1)				
- Software	7,331	5,973	1,358	22.7
- Installation costs	2,084	2,333	-249	-10.7
- Goodwill (2)	6,133	9,942 -	3,809	...
- Others	3,701	3,776	-75	-2.0
Total (b)	**19,249**	**22,024**	**-2,775**	**-12.6**
Total (a+b)	**91,052**	**80,087**	**10,965**	**13.7**

Amounts relating to the ten-year tax on Increased Value of Immovable Property (INVIM), for 34 thousand euros, which are included under intangible fixed assets (Section 4, table 4.2 - Other decreases), are recorded at Caption 80b "Other administrative expenses"

(1) Depreciation and amortization relative to the Bank's tangible fixed assets portfolio take into consideration the useful life of each asset and correspond to the maximum valuations permitted by tax law.

(2) This item refers exclusively to the amortisation charge for the year relating to the amortisation of goodwill paid during previous years on the purchase of branches from Banco di Sicilia and the Intesa group. Full details of the method of amortisation applied can be found in part A, section 1.

	2002	2001	Change absolute	%
CAPTION 100 "PROVISIONS FOR RISKS AND CHARGES"	**3,176**	**5,062**	**-1,886**	**-37.3**
Provisions:				
- for in-house insurance scheme	714	465	249	53.5
- law 133/99	667	759	-92	-12.1
- other	1,795	1,560	235	15.1

	2002	2001	Change absolute	%
5.1 CAPTION 120 "PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS"	**59,670**	**48,154**	**11,516**	**23.9**
(a) provisions for loan losses	59,670	48,154	11,516	23.9
including:				
– lump-sum allowances for country risks	0	831	-831	...
– other lump-sum allowances	5,469	4,156	1,313	31.6
(b) provisions for guarantees and commitments	-	-	-	-
including:				
– lump-sum allowances for country risks	-	-	-	-
– other lump-sum allowances	-	-	-	-

Item (a) "Allowances for loan losses" includes 12,455 thousand euros which corresponds to a fifth of the losses stemming from the operation of securitisation of carried out at December 2000.

Other provisions for 12,104 thousand euros (of which 11,903 thousand euros related to bad loans), which are connected to interest on overdue loans realised during the period but retained to be not recoverable, are not recorded in the Income Statement.

	2002	2001	Change absolute	%
CAPTION 130 "RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS"	**9,863**	**5,609**	**4,254**	**75.8**
– bad loans -principal	2,464	759	1,705	...
– watchlists - principal	608	1,506	-898	-59.6
– interest – others	-	207	-207	-100.0
– interest arrears on loans	585	357	228	63.9
– credits written-off	5,501	2,547	2,954	...
– interest credits related to tax collection services	9	8	1	12.5
– country risks	432	83	349	...
– provision for guarantees and commitments	264	142	122	85.9

These recoveries are related to previously written down credits for which the reason for writing down ceases, fully or in part, to apply.

	2002	2001	Change absolute	%
CAPTION 140 "ADDITIONAL PROVISIONS FOR LOAN LOSSES"	**13,000**	**2,433**	**10,567**	**...**

	2002	2001	Change absolute	%
CAPTION 150 "WRITE-DOWNS TO FINANCIAL FIXED ASSETS"	**11**	**27**	**-16**	**-59.3**

	2002	2001	Change absolute	%

SECTION 6

OTHER INCOME STATEMENT CAPTIONS

	2002	2001	Change absolute	%
6.1 CAPTION 70 "OTHER OPERATING INCOME"	**123,889**	**121,702**	**2,187**	**1.8**
Leasing rents	85,104	69,592	15,512	22.3
Amounts recovered from third parties	28,426	24,290	4,136	17.0
including: stamp duty recovered	17,050	15,745	1,305	8.3
Rental income	2,535	2,237	298	13.3
Repayments from leased assets	1,170	1,067	103	9.7
Gains from sale of credits	194	75	119	...
Gains from transfer and revaluation of leased assets	-	24,051	-24,051	...
Others	6,460	390	6,070	...

	2002	2001	Change absolute	%
6.2 CAPTION 110 "OTHER OPERATING EXPENSES"	**5,800**	**4,153**	**1,647**	**39.7**
Recognised losses on leased assets sold	3,904	3,264	640	19.6
Leasing charges	1,311	889	422	47.5
Premiums paid on hedging options	200	74	126	...
Others	385	-	385	...

	2002	2001	Change absolute	%
6.3 CAPTION 180 "EXTRAORDINARY INCOME"	**14,559**	**15,468**	**-909**	**-5.9**
Surplus in reserves for taxation	1,983	1,033	950	92.0
Gains from releases: furniture and premises	2,321	1,933	388	20.1
Gains from releases: holdings	2,705	-	2,705	...
Gains from sale of activities	-	8,976	-8,976	...
Dividends paid by subsidiaries	1,824	-	1,824	...
Other	5,726	3,526	2,200	62.4

	2002	2001	Change absolute	%
6.4 CAPTION 190 "EXTRAORDINARY EXPENSES"	**2,598**	**2,588**	**10**	**0.4**
Retirement incentives	-	1,183	-1,183	...
Losses from releases: holdings	140	1	139	...
Losses from releases: furniture	106	234	-128	-54.7
Other	2,352	1,170	1,182	...

	2002	2001	Change absolute	%
CAPTION 220 "INCOME TAXES"	**78,900**	**80,929**	**-2,029**	**-2.5**
Income taxes of the period	68,421	82,283	-13,862	-16.8
Variation of taxes paid in advance	2,811	-1,445	4,256	...
	7,668	91	7,577	

SECTION 7

OTHER INFORMATION REGARDING THE INCOME STATEMENT

7.1 GEOGRAPHIC DISTRIBUTION OF REVENUES

Banca Carige prevalently works in Italy; the first branch outside Italy was opened in Nice (France) on 9/7/94.

	2002		
Captions	Italy	Other countries	Total
10 Interest income and similar revenue	563,794	3,206	567,000
30 Dividends and other revenues	87,245	-	87,245
40 Commission income	160,203	507	160,710
60 Gains from financial transactions, net	-6,000	11	-5,989
70 Other operating income	123,865	24	123,889
Total	**929,107**	**3,748**	**932,855**

	2001		
Captions	Italy	Other countries	Total
10 Interest income and similar revenue	605,756	3,231	608,987
30 Dividends and other revenues	39,029	-	39,029
40 Commission income	143,701	503	144,204
60 Gains from financial transactions, net	3,223	22	3,245
70 Other operating income	121,682	20	121,702
Total	**913,391**	**3,776**	**917,167**

PART D
OTHER INFORMATION

SECTION 1

DIRECTORS AND STATUTORY AUDITORS

		31/12/02	31/12/01
1.1	EMOLUMENTS		
(a)	Directors	2,300	1,856
(b)	Statutory auditors	182	177

The amounts given refer to emoluments paid to directors and statutory auditors in the carrying out of those duties related specifically to Banca Carige, as required by article 78 of CONSOB Regulation n. 11971.

		31/12/02	31/12/01
1.2	CREDITS AND GUARANTEES GIVEN		
(a)	Directors		
	- clean credits	43	1,372
	- guarantees given	-	-
(b)	Statutory auditors		
	- clean credits	137	116
	- guarantees given	-	-

The following table provides information relating to remuneration and benefits paid to Directors, Statutory Auditors and General Managers as required by article 78 of CONSOB Regulation (Deliberation n. 11971 of 14/5/99) enacting Legislative Decree 58/98.
The Bank did not allocate any option shares to its Directors or General Manager during the year.

GROSS SALARIES PAID TO DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGER
(article 78, CONSOB n. 11971)

NAME	POSITION			SALARY (before tax and social securities payments)				
Name / Surname	Position held	Length of office	Expiry of appointment	Emoluments for positions held in the company preparing the accounts	Benefits in kind	Bonuses	Others	
Fausto CUOCOLO	Chairman	1/1 – 31/12	*	582,000.00			11,0560.82	(1)
Alessandro SCAJOLA	Deputy Chairman	1/1 – 31/12	*	233,000.00				
Giovanni BERNESCHI	Managing Director	1/1 – 31/12	*	775,000.00			86,299.88	(2)
Adalberto ALBERICI	Director Executive Commitee Member	1/1 – 31/12 1/1 – 31/12	*	57,000.00			17,544.84	(3)
Piergiorgio ALBERTI	Director	1/1 – 31/12	*	42,800.00			6,200.00	(4)
Piero Guido ALPA	Director Executive Commitee Member	1/1 – 31/12 1/1 – 3/11	*	50,283.33			6,200.00	(5)
Andrea BALDINI	Director Executive Commitee Member	1/1 – 31/12 4/11 – 31/12	*	47,116.67				
Giorgio BINDA	Director	1/1 – 31/12	*	44,900.00				
Jean Jacques BONNAUD	Director	1/1 – 31/12	*	42,800.00				
Mario CAPELLI	Director Executive Commitee Member	1/1 – 31/12 1/1 – 31/12	*	55,900.00				
Giorgio GIORGETTI	Director	1/1 – 31/12	*	43,200.00			22,984.85	(6)
Pietro ISNARDI	Director	1/1 – 31/12	*	46,100.00				
Ferdinando MENCONI	Director	1/1 – 31/12	*	46,100.00			576,322.46	(7)
Dominique MONNERON	Director	1/1 – 31/12	*	41,000.00				
Paolo Cesare ODONE	Director Executive Commitee Member	1/1 – 31/12 1/1 – 31/12	*	51,300.00				
Vincenzo ROPPO	Director Executive Commitee Member	1/1 – 31/12 1/1 – 3/11	*	53,083.33			6,200.00	(8)
Enrico Maria SCERNI	Director Executive Commitee Member	1/1 – 31/12 4/11 – 31/12	*	44,616.67				
Oliviero TAROLLI	Director	1/1 – 31/12	*	43,600.00			42,638.52	(9)
Fulvio ROSINA	Chairman af Board of Statutory Auditors	1/1 – 31/12	**	74,478.28			62,596.43	(10)
Antonio SEMERIA	Auditor	29/4 – 31/12	***	36,178.99				
Andrea TRAVERSO	Auditor	29/4 – 31/12	***	36,178.99				
Giacomo CATALFAMO	Auditor	1/1 – 29/4	****	17,789.37			27,333.32	(11)
Angelo COSTIGLIOLO	Auditor	1/1 – 29/4	****	17,789.37			4,335.95	(12)

* Appointed by the Annual Shareholders meeting of 27/4/01 for three years
** Confirmed by the Annual Shareholders meeting of 29/4/02 for three years
*** Appointed by the Annual Shareholders meeting of 29/4/02 for three years

(1) of which:
- 6,200.00 euros in remuneration as member of the editorial board of the review published by Banca Carige;
- 4,856.82 euros paid to Banca Carige as remuneration for the position of Vice Chairman of Cassa di Risparmio di Savona.

(2) of which:
- 17,817.76 euros paid to Banca Carige as remuneration for the position of board member and executive committee member of Cassa di Risparmio di Savona held from 1st January to 31st December;
- 54,228.00 euros paid to Banca Carige for the position of Chairman of Carige Assicurazioni held from 1st January to 31st December;
- 1,857.50 euros in non-monetary benefits distributed by Carige Assicurazioni;
- 10,329.12 euros paid to Banca Carige for the position of board member of Carige Assicurazioni held from 1st January to 31st December;
- 1,857.50 euros in non-monetary benefits distributed by Carige Vita Nuova;
- 210.00 euros paid to Banca Carige for the position of Vice Chairman of Centro Fiduciario held from 1st January to 31st December.

(3) of which:
- 15,493.72 euros paid to Banca Carige for the position of board member of Carige Assicurazioni held from 1st January to 31st December;
- 2,051.12 euros in non-monetary benefits distributed by Carige Assicurazioni.

(4) 6,200.00 euros in remuneration as member of the editorial board of the review published by Banca Carige.

(5) 6,200.00 euros in remuneration as member of the editorial board of the review published by Banca Carige.

(6) of which:
- 6,200.00 euros in remuneration as chief editor of the review published by Banca Carige;
- 16,784.85 euros as remuneration for the position of board member and of Cassa di Risparmio di Savona held from 1st January to 31st December.

(7) of which:
- 315,684.29 euros in remuneration for the position of Managing Director of Carige Assicurazioni held from 1st January to 31st December;
- 2,496.01 euros in non-monetary benefits distributed by Carige Assicurazioni;
- 255,646.01 euros in remuneration for the position of Managing Director of Carige Vita Nuova held from 1st January to 31st December;
- 2,496.01 euros in non-monetary benefits distributed by Carige Vita Nuova.

(8) 6,200.00 euros in remuneration as member of the editorial board of the review published by Banca Carige;

(9) of which:
- 22,871.20 euros in remuneration for the position of Vice Chairman of Carige Assicurazioni held from 1st January to 31st December;
- 1,030.56 euros in non-monetary benefits distributed by Carige Assicurazioni;
- 17,706.20 euros in remuneration for the position of Vice Chairman of Carige Vita Nuova held from 1st January to 31st December;
- 1,030.56 euros in non-monetary benefits distributed by Carige Vita Nuova.

(10) of which:
- 34,388.62 euros in remuneration for the position of member of the board of statutory auditors of Cassa di Risparmio di Savona from 1st January to 31st December;
- 17,312.15 euros in remuneration for the position of Chairman of the board of statutory auditors of Banca del Monte di Lucca from 1st January to 31st December;
- 4,544.82 euros in remuneration for the position of Chairman of the board of statutory auditors of Columbus Carige Immobiliare from 1st January to 31st December;
- 2,478.99 euros in remuneration for the position of Chairman of the board of statutory auditors of Galeazzo S.r.l from 1st January to 31st December;
- 3,871.85 euros in remuneration for the position of member of the board of statutory auditors of Galeazzo S.r.l from 1st January to 31st December

(11) of which:
- 25,680.66 euros in remuneration for the position of member of the board of statutory auditors of Carige Vita Nuova from 1st January to 31st December;
- 1,652.66 euros in remuneration for the position of member of the board of statutory auditors of Galeazzo S.r.l. from 1st January to 31st December.

(12) of which:
- 2,580.00 euros in remuneration for the position of Chairman of the board of statutory auditors of Centro Fiduciario from 1st January to 31st December;
- [illegible] in remuneration for the position of member of the board of statutory auditors of Ettore

SITUATION OF PENSION FUND

CHANGES IN SUPPLEMENTARY PENSION FUND

Pursuant to art. 9 of the fund regulation, approved on 23rd January 1992, the following are beneficiaries of the Supplementary Pension Fund:

- all staff employed by Cassa di Risparmio di Genova ed Imperia (including those employed by the Tax Collection Service on duty on 1st January 1973 or employed subsequently) in service at 30th November 1991 and transferred to Banca Carige SpA on 1st December 1991, excluding temporarily employed staff. Staff taken on from 1st December 1991 onwards are beneficiaries of a timed fixed-payment cover;
- the staff of Istituto di Credito Fondiario della Liguria SpA who were on duty on 31st December 1991;
- the staff of Mediocredito Ligure SpA who were on duty on 31st December 1991.

	31/12/02	31/12/01
Opening balances	297,736	297,450
Closing balances	287,888	297,736
Net changes of the year	- 9,848	286
Incomes related to assets captions	1,764	11,327
Employees' contributions	498	691
Pension paid	12,056	11,699
Voluntary state pension fund payment	54	33

The Supplementary Pension Fund is an in-house reserve without corporate identity recorded in the Directory of Pension Funds, 3rd special section, no. 9,004 since 14/10/99(1).

The closing balance of the fund – 287,888 thousand euros – corresponds to actuarial calculations on the basis of cover capital criteria for amounts sufficient to guarantee requiriments as foreseen by the Pension Fund regulations for those eligible.

The actuary's evaluation is made annually and for future requirements an interest rate of 3.75% was applied.

(1) The Fund is not structured on the basis of individual accounts. Its position in the accounts guarantees the obligation on the part of the Bank to maintain the Fund's resources at a level that enables it to satisfy the aims prescribed in its regulations. Consequently, provisions to the Fund are considered as a guarantee for future commitments.
The Fund is based on the principle of mutual solidarity. For instance, in the case of disability, retirement payments will be made on the basis of a period of service longer than that effectively worked.
The Fund has the following characteristics:
- *the retributive potential of provisions made to the Fund is ignored;*
- *provisions made by the Bank are not subject to distrainment on the part of creditors of fund members in service or in retirement;*
- *in the case of termination of employment prior to qualifying for retirement pay from the Fund, ex-employees are entitled exclusively to reimbursement of amounts paid into the Fund plus accrued interest.*

The Fund, in line with the provisions of the provisions of the Pension Fund regulations, was created by regular provisions and presents the following composition:

	31/12/02	31/12/01
- Bonds	219,278	217,450
- Shares and quotes	35,000	35,000
- Tangible fixed assets (1)	22,747	24,835
- Cash to allocate	10,863	20,451
Total	287,888	297,736

(1) Balance sheet value

File No. 82-4758

SECTION 2
PARENT COMPANY OR EU LENDING INSTITUTION AS HOLDING

2.1 NAME
BANCA CARIGE SpA - Cassa di Risparmio di Genova e Imperia

2.2 LOCATION AND REGISTRED OFFICES
Genova, Via Cassa di Risparmio n. 15.

Registered at the Genoa List of Companies no. 03285880104.
Chamber of Commerce (C.C.I.A.) of Genoa registration no. 331717.

Banca Carige is recorded in the register of banks (no. 6175/4) and it belongs, as parent company, to Banca Carige Group, recorded in the special register pursuant to Decree no. 356/90.

The Board of Directors

Genoa, 26th February 2003

File No. 82-4758



PROPOSED RESOLUTION

ADOPTION OF ANNUAL REPORT AND ALLOCATION OF NET PROFIT

Shareholders of Banca Carige,

We present for your approval the Annual Report for 2002 made up by balance sheet and income statement, explanatory notes and attachments supplemented by the Board of Directors' report in addition to those prepared by the Board of Statutory Auditors and the Board of Independent Auditors.

We propose that net profit of 104,818,056.46, taking into account the specific reserve for dividends on own shares of 16.48, be distributed in the following way:

- Legal reserve	euro	10,481,808.55
- Reserve D.Lgs. 21/4/93 n. 124	euro	56,444.24
- Taxed extraordinary reserve	euro	19,087,676.59
- 879,906,068 ordinary shares assigned each a unitary dividend of €0.0723 for a total of	euro	63,617,208.72
- 140,643,546 saving shares assigned each a unitary dividend of €0.0723 for a total of	euro	11,574,963.84

We also propose that dividends be payable from 7/4/2003 after distribution on 10/4/2003 in accordance with Borsa Italiana regulation of 5/12/01, and relevant legislation.

If approved, the Bank's net equity, after allocation of net profit, which includes provisions to the general banking risk fund, would rise to 1,399,599 thousand of euros.

We also propose that dividends on the Bank's own shares be destined to the reserve for dividends on own shares .

Genoa, 26th February 2003

The Board of Directors

File No. 82-4758



REPORT OF THE BOARD OF STATUTORY AUDITORS

File No. 82-4758

STATUTORY AUDITORS' REPORT TO THE SHAREHOLDERS' MEETING, in accordance with article 153 of Legislative Decree 58/98 and article 2429 section 3 of the Italian Civil Code

To the shareholders of Banca Carige SpA,

During the business year ending 31/12/2002 we carried out those supervisory duties foreseen by law in accordance with the Code of Best Practice recommended by the Italian Council of Chartered Accountants.

In particular we took part in the meetings of both the parent company's Board of Directors and Executive Committee and received on a quarterly basis (in accordance with article 150 of Legislative Decree 55/98 and article 20 of the Bank's By-Laws) information concerning the activities of the Bank in addition to significant economic and financial transactions carried out by the Bank and/or its subsidiaries.

During the year the Board of Directors met 19 times, the Executive Committee 49 and this Board of Statutory Auditors met 45 times. The Internal Control Committee met 5 times.

The following economic and financial operations of significance took place during the year:

- the Extraordinary Shareholders' Meeting of Banca Carige held on 31st January 2002 agreed a resolution granting ordinary shareholders the option of converting a maximum of a ¼ of the shares in their possession into savings shares. The period for exercising this option was fixed from 17th to 28th June 2002. The savings shares have the right to a dividend increased by an annual 2% of the nominal value of the shares with effect from 2003; for the second six months of 2002 (1/7/02-31/12/02) the dividend payable by the converted shares will be increased by 1% of the nominal value of ordinary shares.
  Following conversion, Banca Carige's share capital at 1/7/02 was made up by 1,020,549,614 shares, of which 879,906,068 ordinary shares with a nominal value of euro 1 each and 140,643,546 savings shares with a nominal value of euro 1 each.
  As a result of this operation, the number of ordinary shares held by the Cassa di Risparmio di Genova e Imperia Foundation totalled 381,640,423, equivalent to a 43.373% holding in Banca Carige SpA;

- subsequent to the fully paid share capital increase effected by Levante Norditalia SpA (now Carige Assicurazioni SpA) subscribed in its entirety by Banca Carige, the Group leader's share in the insurance subsidiary rose from 87.01% to 89.18%;

- in May 2002, Banca Carige increased its holding in Centro Fiduciario C.F. SpA to [illegible] as a result of the purchase of shares from private investors and Cassa di

- at the end of the year the Bank exercised its option for the purchase of 750,000 shares (equivalent to 3% of share capital) in the banking subsidiary Banca del Monte di Lucca from the Banca del Monte di Lucca Foundation. As a result of the acquisition, the Bank's holding rose from 51% to 54%;

- at the end of the year Banca Carige purchased a bundle of leasing contracts from the Cassa di Risparmio di Savona subsidiary Ligure Leasing for 49,038,000 euro, of which 48,115,000 euro in the form of the nominal value of the contracts purchased and 923,000 euro in excess spread recorded at financial fixed assets;

- on the 30th December 2002 the Bank stipulated the purchase from the Capitalia Group of 42 branches for an agreed amount of 125,115,000 euro. The branches are located in 6 regions (Veneto, Marches, Umbria, Latium; Apulia and Sicily). The purchase came into effect from 31st December 2002. As a result of this operation the number of Banca Carige branches rose to 391, whilst the Banca Carige Group network as a whole totalled 452 branches.
  The price paid plus related stamp duty totalling 1,526,000 euro will be amortised over 20 years as detailed below;

- The Bank's board of directors in examining the financial statements for 2002 approved changes to the method of calculating the amortisation charge relating to goodwill on the branches purchased from Banco di Sicilia and Intesa. The method utilised in the 2001 annual statements (the first year of amortisation charges for both acquisitions) consisted of a flat 5% annual rate for 20 years. The new method maintains the same timescale but foresees amortisation on an increasing charge basis (in the light of the time required to complete fully the integration of the branches acquired into the Banca Carige Group) and then on a fixed-charge basis. The same method will be applied from 1st January 2003 in the amortisation of goodwill stemming from the purchase of branches from the Capitalia group. The reasons for this change will be illustrated further in this report. On the basis of the increasing-charge method, amortisation charges for the year totalled 0.6 million for the ex-Banco di Sicilia branches and 5.5 million for the ex-Intesa branches. The average amortisation rate was of 1.82%.
  Application of the previous fixed-charge method (flat 5% amortisation charges) would have generated increased revaluations of 10.7 million, with a subsequent reduction in net profit after tax of 6.3 million.

Between 20th March and 27th September 2002 the Bank was the object of Bank of Italy inspections as foreseen by Italy's Consolidated Banking Law ("testo unico").

Bank of Italy inspectors presented their report to the Banca Carige Board of Directors on 19th December 2002. Concern was expressed regarding aspects of the Bank's strategy of expansion in terms of operational capacities, territorial presence and M&A activity. In particular, the report identified economic obstacles to carrying out this strategy in the form of delays in: adequate returns on the sizeable investments made; the necessary improvements in the quality of human resources required by transformations in the operating environment.

The Directors of Banca Carige presented a detailed reply to the Bank of Italy's findings. The content of this reply was unanimously approved by the Board of Directors in their meeting of 30th January 2003.

With reference to previous Bank of Italy inspections and subsequent observations regarding the activities of Banca Carige, this Board within its terms of reference has at all times reported its findings to the competent authorities where necessary.

In particular:

1) with regards to strategic investments in the subsidiaries Cassa di Risparmio di Savona and Banca del Monte di Lucca (majority holdings in both), this Board can state that integration of both companies began with the replacement of existent IT&C systems with those of Banca Carige. Subsequently, governance and internal control procedures of each bank were transferred to the parent company.
   Integration was completed by a thorough organisational review of Banca Carige's head office structures in order to achieve an organisational structure capable of responding to the new needs of the Banca Carige Group; a review regarded as necessary also by the Bank of Italy.
   During 2002 this Board met with the Statutory Auditors of the banking subsidiaries in order to identify the members of the banks' staff responsible for those centralised functions referred to above in addition to gathering information on controls carried out and resulting findings. Within the confines of its responsibilities, this Board acted accordingly on the basis of the information in its possession;

2) with reference to the acquisition of branches from Banco di Sicilia and the Intesa Group, this Board examined the operating margins on these acquisitions for 2001; bearing in mind the strategic nature the investment represented and on the basis of figures for 2001, this Board examined the timescale foreseen for the integration of the branches and concurs with it as reasonable in order to achieve the subsequent returns on the investment scheduled.
   On the basis of these elements and relevant data, examined and approved also by the external auditors of the Bank, this Board approves the adoption of a twenty-year amortisation plan (initially straight-line, rising-charge and subsequently on a fixed-charge basis) relative to goodwill stemming from the purchase of the branches.
   In our opinion, the increasing-charge nature of amortisation applied reflects more effectively the increasing yearly contribution of the branches as integration proceeds. On the completion of the full integration of the branches and with it the replacement of derived goodwill with internally-generated goodwill, amortisation will be on a fixed-rate charge basis.
   This amortisation plan was the subject of careful scrutiny on the part of experts who concluded that the rising-charge principle was better equipped to represent the causal relation between increased integration increased contribution of branches increased amortisation charge;

3) this Board was regularly informed during the year of the positive results achieved by the Banca Carige Group's insurance subsidiaries.
   In particular, the increase in net profit recorded by Levante Norditalia (now trading as

portfolio (reduction in car insurance premiums and an increase in basic risk premiums) allied to a restructuring of the distribution network (the closure of 39 offices during the year) and effective cost containments.
In July 2002 Banca Carige reviewed and redesigned its operational plan for Carige Assicurazioni. The plan represents significant innovations at varying levels – organisational, technological, management – and seeks to tap the considerable commercial synergies present in the company's distribution network by realising an effective integration with the Group's bank branch network; a process that has so far failed to be fully successful.
On this point, this Board has indicated to the Board of Directors of your Bank that periodic checks be made as to the progress and results of the plan described above.
In 2002, this Board met the Chairman of the insurance subsidiaries' board of statutory auditors, who confirmed the grounds for optimism regarding the condition of the companies and that no unusual or atypical operations, infra-group or otherwise, took place during the year;

4) in regard to the valuation of the Bank's loans portfolio, bearing in mind also the observations in question made by the Bank of Italy, this Board during the year and immediately after the closing of the accounts for the period met with the Bank's external auditors who confirmed the correct application of the valuation criteria required by relevant legislation.
   In the course of our inspections carried out during the year, we informed the Board of Directors of your Bank that in order to achieve organisational improvements wherever possible, a clearer distinction should be made between the granting and management of credit on one hand and its oversight, also for its evaluation on the other.

In the course of our supervisory duties, to the best of our knowledge, no transactions were deliberated or carried out in breach of the Bank's By-Laws. Furthermore, we were aware of no actions which could be deemed imprudent, irresponsible or representing a conflict of interest or in contrast with the decisions taken by the Shareholders' Meeting, or which could in any way damage the financial solidity of the Bank.

We found no evidence of transactions, either infra-Group or others, which could be classified as unusual or atypical.

The Board of Directors' Report states adequately that dealings with its subsidiaries and associated undertakings are these connected to the normal activity of the Bank and are regulated by market conditions. With regards to these dealings, we can confirm that this is the case and that they are carried out in the interest of your company.

Within the scope of this Board's competence, we monitored the adequacy of the Bank's organisational structure, and the respect of the codes of best practice concerning its administration by means of relevant documentation provided by the Bank's senior offices in addition to meetings with the external auditors. In the light of the information in our possession we can confirm the adequacy of the Bank's operating structure in addition to the respect of best practice standards.

We evaluated and monitored the adequacy of the Bank's systems of internal control and administration/accounting. With regards to the latter, information was collected from senior officers in the form of company documents and audit analyses in order to verify that such a system was suitably equipped to give a true and fair picture of the Bank's affairs.

In particular, throughout the year we controlled the Bank's internal monitoring of all its risk profiles and can confirm the Bank's position throughout the year within the limits of all indicators fixed by the Bank of Italy and the Interbank Deposit Protection Fund - FITD.

With regards to internal control systems we can confirm that a specific internal auditing unit is in place, in possession of the Bank of Italy's regulatory instructions and with full access to the Bank's activities. This body is outside the line of command foreseen by the Bank's organisational structure and offers General Management (with regards to which it functions as a staff position) details of its activities on a systematic basis. It also reports to the Board of Directors (on a monthly basis), this Board of Statutory Auditors (every two months), and to the meetings of the Internal Control Committee.

We believe this internal control system is equipped to offer efficient and effective management of the risks underlying the Bank's activities.

The methods of assessment and evaluation of these systems are subject to regular review by those officers of the Bank responsible for Organisation and Internal Control. Suggestions for possible improvements are communicated to the Board of Directors and the Board of Statutory Auditors.

The Internal Control Committee is informed of any changes in self-assessment procedures.

This Board of Statutory Auditors can confirm that any organisational and operational decisions susceptible to influencing the Bank's risk profiles are promptly and fully analysed by officers responsible for the Bank's Internal Control.

It is our opinion also that the Bank's administrative-accounting systems are adequate in guaranteeing a clear and fair picture of the Bank's activities.

During the year we received no reports from shareholders as foreseen by article 2408 of the Italian Civil Code.

We can confirm that the parent company, Banca Carige SpA, communicated adequate and complete instructions to its subsidiaries pursuant to article 114, section 2, Legislative decree 58/98.

It is our opinion that Banca Carige SpA, the parent company of the Banca Carige Group, communicated adequate and complete instructions to its subsidiaries as foreseen by the Consolidated Banking Law and the regulatory indications issued by the Bank of Italy. Similar instructions were also supplied to the insurance companies of the Group.

In accordance with the above-mentioned Legislative decree 58/98, the audit firm KPMG SpA during the year examined the accounts of the Bank on a regular basis and reviewed the contents of the directors' report at 31st December 2002 for consistency with the financial statements and conformity with current accounting criteria.

During the course of the year Banca Carige SpA assigned KPMG SpA a further six auditing duties for a total of 96,212.40 euro.

The Board of Statutory Auditors expressed its opinion on matters within its terms of reference in the form foreseen by current legislation.

In accordance with article 150, Legislative decree 58/98, during the year and immediately subsequent to 31/12/02 regular meetings were held between this Board and the auditors KPMG SpA for the reciprocal exchange of information. During these meetings no facts worthy of censure or further investigation came to our notice.

As a result of this Board's direct examination of the statements and in cooperation with KPMG SpA, we also can confirm that the financial statements have been prepared in accordance with the requirements governing financial statements.

In particular:

- the structure of the financial statements and the accounting principles applied therein are in accordance with those required by legislation and are appropriate for the nature of the Bank's activities;

- balance sheet and income statement figures are expressed exclusively in euro;

- the financial statements prepared are consistent with the results and information in this Board's possession acquired both during its meetings with the Bank's Board of Directors and in the course of its inspections;

- the explanatory notes contain additional information concerning significant events affecting the banking industry, as requested by CONSOB in its communication number 1011405 of 15th February 2001;

- In the same explanatory notes the directors of the Bank illustrate the securitisation of credits without recourse (Law 130/99) carried out at the end during 2002.
  - = The first on 21st December 2000 (with effect 31/12/00) was related to ITL 566.4 bn classified as bad loans at 30th November 2000, with either full or partial voluntary or legally-enforced guarantees. Securitisation determined a reduction in the value of the credits transferred of ITL 120.6 bn. In accordance with the opportunities offered by article 6 of Law 130/99 this amount was recorded at caption 130 'Share premium reserve' and will be amortised on a straight-line basis in five years from the year the reduction originated (2000);
  - = Banca Carige performs the role of servicer on behalf of the SPV Argo Finance, which has purchased the credits. The total proceeds from the sale of the portfolio amounts to 61.8 million, of which 28 million was received during 2002.

In the light of the positive performance recorded by the payment schedule, on 6th March 2003 Fitch IBCA upgraded to class A the asset-backed securities issued.
Thanks to this positive performance, the class A securities were fully reimbursed (40 million) as were the class B securities (9.8 million), ahead of schedule;

= On 21st December 2001 (with effect 31/12/01) a second securitisation operation was performed regarding the transfer of performing mortgage loans with a nominal value of ITL 990.4 bn for a total price of ITL 1,037 bn. This price was the sum of the following two components:
  - the nominal value of the credits transferred of ITL 990.4 bn;
  - a deferred price of ITL 46.6 bn calculated via the application of a profit extraction which recognised the increased spread of the mortgages after taking into consideration transaction costs, risks associated to the underlying mortgages, and the risk of early repayment of the mortgages. The price was actualised by using market rates as at 31/12/02 in the light of the length of the operation;

= Banca Carige performed the role of servicer in the securitisation of bad loans carried out by Cassa di Risparmio di Savona, as foreseen by Law 130/99, with the special purpose vehicle Priamar Finance S.r.l.. With regards to this operation, despite the application of objective criteria for the valuation of the portfolio securitised, Banca Carige made prudential provisions of 13 million to credit risk reserves (Liabilities caption 90);

- the Directors' report was prepared in accordance with relevant legislation and its contents are consistent with the financial statements it accompanies.

During 2002 and pursuant to the Bank of Italy's communication of 12th June 2001 and CONSOB's communication no. 95001286, subsequently amended in its letter dated 15/6/01, the following changes were made to the Bank's investment securities portfolio:

- securities totalling 100.1 million were transferred from the trading to the investment portfolio. Of this total, 84.5 million was in the form of securities issued in relation to the limited recourse mortgage granted by the Bank to the SPV Argo Finance One. The transfer was effected on 1st March 2002 on consideration of the fact that these securities appear better suited to the investment portfolio given the characteristics of the securitisation of bad loans carried out at the end of 2000;

- securities purchased during the year amounted to 9.2 million relating to the subscription of class D junior securities issued by Argo Mortgage in relation to the securitisation of performing mortgages carried out at the end of 2001 and to 48.4 million in subordinated banking and insurance securities regarded as attractive long-term investments;

- securities sold to finance expansion in the Bank's operations amounted to 149.6 million.

The Board of Directors of Banca Carige in its meeting of 23rd September 2002 deliberated the Bank's adherence to the Code of Self-Regulation of Listed Companies as prepared by the

We can confirm that during our inspections we were aware of no facts and/or activities requiring the intervention of regulatory bodies or mention in this report.

Moreover, we have received no such indication either from the Bank's auditors or from the statutory auditors of the Group subsidiaries.

We have stated in this report that the financial statements of the Group's insurance companies presented to this Board for inspection present the positive situation of both as at 31st December 2002.

However, following inspections carried out by both the Bank of Italy and the regulator for the Italian insurance industry (ISVAP) in the companies and in the light of the cause for concern expressed by both bodies regarding certain aspects of the situation of each company, in particular that of Levante Norditalia (now Carige Assicurazioni), we feel obliged to make the following observations:

1) the Bank of Italy's offices in Genoa released on 24th February 2003 a communication (no. 1799) in which, as a cautionary measure, Banca Carige was advised, firstly, not to increase its holdings in the insurance subsidiaries and, secondly, to take steps to improve the capital adequacy of the companies. No further acquisitions on the part of Banca Carige could be envisaged unless these measures to rectify the condition of the insurance subsidiaries were taken;

2) on 3rd March 2003 the Chairman of the insurance companies' statutory auditors consigned to the Chairman of this Board two ISVAP inspection reports (one relating to Carige Vita Nuova, the other to Levante Norditalia) containing important observations.

Both reports expressed criticisms regarding the relations existing between the insurance subsidiaries and some other companies with whom they have dealings.

In the specific case of Levante Norditalia (now Carige Assicurazioni) the report identifies irregularities under article 7, Law 576/82 particularly with regards to the accounting of reinsurance activities which as such distort significantly the company's income statement and balance sheet.

Both Carige Assicurazioni and Carige Vita Nuova intend to present within the prescribed time explanations of the points raised.

Given the authoritative source of these findings, this Board believed it was essential, prior to the completion of this Report, to consider the conclusions of the external auditors and boards of statutory auditors of the two companies. Both sets of auditors are in possession of ISVAP's findings.

Furthermore, in addition to this Board, also the external auditors of Banca Carige had the opportunity to examine the report in question.

We have been informed that a meeting of the board of directors of Carige Assicurazioni has been called for 17th March 2003 with the object of discussing the question "evaluation of possible significant effects following ISVAP's report on the financial statements for 2002".

Consequently, in the light of the differences existing between the evaluation of the insurance companies' situation made by the companies themselves and that made by ISVAP, we urge the two companies involved to produce an adequate and thorough explanation of the points raised by the regulator. Only in this way, with regards to Carige Assicurazioni (previously Levante Assicurazioni), can the effects of Banca Carige's policy in favour of the company be considered along with the application of balance sheet revaluations contained in a report prepared by Prof. Riccardo Perotta (Bocconi University, Milan).

In the light of the above and with the reservations we feel are justified with regards to Carige Assicurazioni (ex-Levante Norditalia) we give our approval of the Bank's balance sheet as at and for the year ended 31/12/2002 and the proposed distribution of net profit.

File No. 82-4758



REPORT OF THE INDEPENDENT AUDITORS



Revisione e organizzazione contabile

KPMG S.p.A.
P.zza della Vittoria, 10 int. 7
16121 GENOVA GE

Telefono (010) 564992
Telefax (010) 5535159

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia

1 We have audited the financial statements of Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia as at and for the year ended 31 December 2002. These financial statements are the responsibility of the bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiary and associated companies, representing 83% and 4% of the captions "investments" and "total assets", respectively, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 5 April 2002 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 The bank has stated investments in insurance companies at cost. The financial statements of such companies at 31 December 2002 have been audited by other auditors who issued unqualified audit reports thereon.

On 24 February 2003, the Bank of Italy sent a letter requesting that the bank assess the possibility of writing down its investments in such insurance companies, especially that in Carige Assicurazioni S.p.A., following permanent impairment in value. The request arose from an inspection carried out by ISVAP (the Italian supervisory body for private insurance) during 2002 on the insurance companies owned by the bank. Upon conclusion of its inspection, ISVAP issued an assessment report dated 19 February 2003, which the insurance companies received on 24 and 27 February 2003. We obtained such report on 10 March 2003.

The bank's board of directors met on 10 March 2003 and decided to commence in-depth analyses with the assistance of sector experts. It decided to continue to examine the issue during the following meetings and, where required, take adequate measures, also considering the expected meetings with ISVAP.

Due the short time period available, we have been unable to complete the necessary procedures to identify the possible effects of the issues described in the above assessment report on the valuation of the investment in Carige Assicurazioni S.p.A..

4 In our opinion, except for the effects, if any, related to the matter described in paragraph 3, the financial statements of Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the bank.

Genoa, 13 March 2003

KPMG S.p.A.

(Signed on the original)

Davide Grassano
Director of Audit



ATTACHMENTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(thousands of euros)

	Capital stock	Additional paid-in capital	Legal reserve	Reserve (art. 55 decree 917/86)	Taxed extraordinary reserve	Revaluation reserve	Riserve for incorporation
Shareholders' equity at 31/12/2001	1,017,510	132,005	46,515	131	57,278	7,956	12,341
Allocation of 2001 net income							
- reserves			10,354		14,043		
- *dividends paid*							
Allocation to reserve for dividends on own shares							
Capital increase		4,090					
Capital stock	3,040						
Taxed extraordinary reserve					- 46,012		
Reserve for the purchase of treasury stock disposable							
Riserve for the purchase of stock							
Net income 2002							
Shareholders' equity at 31/12/2002	1,020,550	136,095	56,869	131	25,309	7,956	12,341

Reserve for the purchase of treasury stock disposable	Reserve for the purchase of stock	Merger reserve	Reserve D.Lgs 17/5/99 n. 153	Reserves for general banking	Reserves for dividends own share	Net income	Total
9,150	21,838	16,589	6,356	5,165	-	103,545	1,436,379
			5,362			- 29,759	-
						- 73,786	- 73,786
					-		-
							4,090
							3,040
							- 46,012
56,231							56,231
	- 10,219						- 10,219
						104,818	104,818
65,381	11,619	16,589	11,718	5,165	-	104,818	1,474,541

STATEMENT OF CASH FLOW

	2001	2002
FUDS GENERATED BY OPERATIONS (A)	**395,776**	**461,215**
Distributable net income for the year	**103,545**	**104,818**
Adjustment to:	**153,659**	**197,431**
- tangible fixed assets	58,064	71,803
- intangible fixed assets	22,023	19,249
- financial fixed assets	27	11
- trading securities	22,374	18,939
- loan and advances to credit institutions	727	14,308
- loan and advances to customers	50,444	73,126
Provisions for:	**138,572**	**158,966**
- reserves for loan losses and leasing transactions	2,433	13,029
- termination indemnities	15,314	19,663
- pensions and similar commitments	12,018	2,262
- taxation	92,809	104,303
- other assets	15,968	19,704
Provisions to concentration reserve	-	-
USE OF FUNDS GENERATED BY OPERATIONS (B)	**231,874**	**293,102**
Use for:		
- taxation	80,894	92,933
- termination indemnities	6,114	5,795
- pensions and similar commitments	11,792	18,118
- loan losses	46,201	87,529
- reserves for loan losses	2,472	5,165
- other assets	10,632	15,780
- dividends paid	73,770	73,703
CASH FLOW (A-B)	**163,902**	**168,113**
INCREASE IN FUNDS TAKEN AND DECREASE IN FUNDS APPLIED (C)	**1,962,475**	**1,847,945**
Increase in:	**1,841,781**	**1,500,132**
- amount owed to credit institutions	-	145,351
- amount owed to customers	773,242	1,049,194
- debts evidenced by certificates	410,103	87,663
- funds managed on behalf of third parties	86	12
- other liabilities	251,022	198,404
- accrued expenses and deferred income	-	12,378
- subordinated loans	400,000	-
- capital stock	-	5,040
- additional paid-in capital	7,349	6,090
Decrease in:	**120,694**	**347,813**
- cash in hand, balances with central banks and post offices	-	-
- securities	116,802	332,057
- loans and advances to credit institutions	-	-
- loans and advances to customers	-	-
- financial fixed assets	-	-
- tangible fixed assets	-	-
- intangible fixed assets	-	-
- own shares	-	10,219
- other assets	-	-
- accrued income and prepaid expenses	3,892	5,537
INCREASE IN FUNDS APPLIED AND DECREAS IN FUNDS TAKEN (D)	**2,126,378**	**2,016,058**
- Increase in:	**1,427,696**	**2,016,058**
- cash in hand, balances with central banks and post offices	52,684	8,767
- securities	-	-
- loans and advances to credit institutions	153,150	240,916
- loans and advances to customers	703,287	927,442
- financial fixed assets	3,747	19,717
- tangible fixed assets	161,752	309,752
- intangible fixed assets	294,042	142,004
- own shares	4,211	-
- other assets	54,864	367,380
- accrued income and prepaid expenses	-	-
Decrease in:	**698,682**	**-**
- amount owed to credit institutions	683,407	-
- amount owed to customers	-	-
- debts evidenced by certificates	-	-
- funds managed on behalf of third parties	-	-
- other liabilities	-	-
- accrued expenses and deferred income	15,275	-
- capital stock	-	-
- additional paid-in capital	-	-
TOTAL OF FUNDS GENERATED AND TAKEN (A+C)	**2,358,252**	**2,309,160**
TOTAL OF FUNDS APPLIED (B+D)	**2,358,252**	**2,309,160**

Thousands of euros.

STATEMENT IN ACCORDANCE WITH ART. 7, C. 2 OF LAW 218/90 (ABSTRACT)

(thousands of euros)

	Goods value	Opening balance	Increases	Decreases	Closing balances	Market value
Property	Book value	16,819	-	123	16,696	1,701
	Fiscal value	12,051	-	67	11,983	1,701
Securities	Book value	8,821	12	2,826	6,007	2,747
	Fiscal value	8,443	12	2,646	5,809	2,747
Holdings	Book value	249,822	-	1,283	248,539	3,475
	Fiscal value	90,744	-	65	90,679	3,475
Total	**Book value**	**275,462**	**12**	**4,232**	**271,242**	**7,923**
	Fiscal value	**111,238**	**12**	**2,778**	**108,471**	**7,923**

File No. 82-4758

FORM OF TOTAL TAX CREDITS ATTRIBUTABLE TO SHAREHOLDERS, RELATED TO DIVIDEND PAYOUT (art. 105 c. 1/A AND C. 1/B DECREE 917/86)

(euro)

	Tax pursuant to article 105 (c. 1/a)	Tax pursuant to article 105 (c. 1/b)
A) Opening balance at 1/1/2002	162,812,525	20,267,621
B) Increases in the form of:		
B1) Taxes paid in tax returns for 2001	62,876,342	1,590,874
B2) Revenues benefiting from of tax relief in 2001 for the calculation of tax credits to be destined to shareholders		2,582,529
C) Amounts attributable to dividends distribuited in 2002	225,688,867	24,441,024
D) Decreases in the form of:		
D1) Dividends distribuited in 2002	41,504,477	
D2) Reserve net income on own shares	-	
E) Increases in the form of:		
E1) A tenth of 56.25% of exemption "not utilised" at 31/12/1997	9,977,058	
F) Closing balance at 1/1/2003	194,161,448 *	24,441,024

* This amount, necessary for the calculation of dividends to be distributed in 2003, will increase as result of corporation tax (IRPEG) related to tax returns for 2002.

File No. 82-4758

PROPERTIES (excluding leased fixed assets)

(euro)

Location			Area m²	Cost price	Revaluation (1)	Revaluated cost	Depreciation fund at 31/12/??	Balance fixed value
Productive								
Head office	Via Cassa di Risparmio 15	Genova	21378	7,650,377.43	44,104,073.84	51,754,450.27	13,606,905.66	38,147,544.61
Web Point	Via Cassa di Risparmio 13	Genova	28	102,258.47	-	102,258.47	4,601.63	97,656.84
Upgrading	" " "		"	34,566.00	-	34,566.00	1,036.98	33,529.02
Banca mondiale	Via XXV Aprile 10/12 r.	Genova	234	48,524.21	678,765.22	727,289.43	12,589.81	714,699.72
Other head office buildings	Via Monte di Pietà	Genova	1962	25,532.84	2,991,461.15	3,017,0??.??	25,532.84	2,991,461.15
	Piazza dei Garibaldi 29 r.	Genova	24	3,098.74	59,451.94	62,550.68	3,098.74	59,451.94
	Via D. Chiossone 7 - fondi	Genova	427	2,582.28	226,860.15	229,442.43	2,582.28	226,860.15
	Via D. Chiossone 1/2	Genova	3685	168,623.18	4,444,495.86	4,613,119.04	168,623.18	4,444,495.86
	Via Monte di Pietà 6/8 r.	Genova	136	68,688.77	97,304.35	165,993.12	68,688.77	97,304.35
	Via Monte di Pietà 10 r.	Genova	50	-	69,909.00	69,909.00	-	69,909.00
	Via D. Chiossone 7/6	Genova	90	-	38,734.27	38,734.27	-	38,734.27
	Via D. Chiossone 10	Genova	3475	49,776.89	271,359.63	321,136.52	49,776.89	271,359.63
	Piazza dei Garibaldi 30 r.	Genova	45	7,230.40	58,734.06	65,964.46	7,230.40	58,734.06
	Piazza dei Garibaldi 31 r.	Genova	37	39,813.95	48,661.56	88,475.51	39,813.95	48,661.56
	Via G. D'Annunzio Torri E e F	Genova	7386	15,722,082.69	10,502,339.29	26,224,421.97	14,195,652.70	12,028,769.27
	Via G. D'Annunzio Torri E e F 2° p.	Genova	"	1,704,680.65	890,312.04	1,694,992.69	529,158.90	1,165,834.79
Warehouse	Via Emilia 48 C E r.	Genova	3603	656,274.87	977,992.85	1,634,267.72	656,274.87	977,992.85
	Via Emilia 48 D r.	Genova	"	242,237.67	426,054.29	668,291.96	222,644.07	445,749.79
	Via G. D'Annunzio "A" (q 9,40)	Genova	27	18,325.44	24,161.19	42,486.63	17,592.42	24,894.21
	Via G. D'Annunzio "B" (q 13,75)	Genova	53	27,302.49	41,475.51	68,778.00	26,210.39	42,567.61
	Via G. D'Annunzio "B" (q 13,75)	Genova	176	48,051.35	64,734.65	112,785.50	46,129.10	66,656.18
	Via G. D'Annunzio "C" (q 14,95)	Genova	375	161,375.74	313,609.69	474,985.43	154,920.71	320,064.72
Car parking	Corso Sardegna	Genova	18	7,488.63	34,935.08	42,423.71	7,488.63	34,935.08
Warehouse	Via Antiochia 39 r.	Genova	1536	64,867.44	811,208.63	876,064.07	60,966.98	815,095.09
Car parking areas	Via G. D'Annunzio - 66 posti auto	Genova	1080	772,671.59	749,381.35	1,522,052.94	756,381.18	765,671.46
Archives	Via Polso 6	Genova	4760	878,128.89	2,559,038.03	3,437,517.92	1,468,548.54	1,968,969.38
Archives	Via Polso 6	Genova	"	107,681.36	109,759.98	217,441.34	45,226.13	172,215.11
Archives	Via Polso 6	Genova	"	119,732.23	148,973.77	268,706.02	50,307.55	218,417.47
Archives	Via Montaldo 15/2	Genova	30	10,344.72	51,620.71	61,970.83	10,344.12	51,620.71
Employees club	Via XX Settembre 41 4° piano	Genova	830	370,296.08	764,208.90	1,134,404.98	44,730.72	1,088,234.25
Upgrading	" " " "		"	3,162.00	-	3,162.00	94.86	3,067.14
Genoa branch no. 67	Via Pisa 58	Genova	1155	-	1,573,193.94	1,573,193.94	-	1,573,193.94
Upgrading	" "		"	219,627.00	-	219,627.00	6,588.81	213,038.19
Genoa branch no. 41	Via G. D'Annunzio 35-29r-39-41-63-73-81	Genova	1700	1,173,776.44	3,776,717.00	4,949,492.44	2,391,146.61	2,558,345.83
E.A.D.	Via Monza 21	Genova	8500	1,733,216.06	12,757,262.39	14,490,178.45	1,659,432.14	12,830,746.31
Upgrading	" " "		"	5,144.00	-	5,144.00	154.32	4,989.68
Genoa branch no. 29	Piazza delle Americhe 1	Genova	2680	6,094,413.47	1,728,123.68	7,822,537.15	2,515,522.62	5,307,014.53
Main office Milan	Piazza Fidia? 5-7	Milano	1970	2,157,560.34	5,324,742.43	7,482,302.77	2,157,560.34	5,324,742.43
Main office Milan	Piazza Fidia? 5-7 2° p.	Milano	"	822,026.71	2,032,192.44	2,854,219.15	765,413.91	2,088,804.24
Main office Milan	Piazza Fidia? 5-7 3° p.	Milano	"	1,454,749.97	468,466.59	1,923,226.56	450,728.73	1,472,506.83
Main office Milan	Corso Matteotti 13	Torino	1146	671,293.97	1,457,699.60	2,128,993.57	307,162.74	1,821,930.83
Upgrading	" "		"	51,226.00	-	51,226.00	1,537.05	49,687.95
Genoa branch no. 1	Via Cecchi 60 r.	Genova	526	71,843.29	1,347,820.30	1,419,663.59	71,843.29	1,347,820.30
Genoa branch no. 2	Via B. Bosco 57 - 58 r.	Genova	187	60,941.91	329,130.23	390,072.14	60,941.91	329,130.23
Genoa branch no. 2	Piazza Dinegro 2-3-4 r.	Genova	78	116,202.80	-	116,202.80	32,174.75	84,028.05
Genoa branch no. 3	Via G. Torti 80 r.	Genova	490	2,166.54	10,942.07	13,108.61	2,166.54	10,942.07
Genoa branch no. 3	Via G. Torti 24	Genova	"	187,525.90	947,095.84	1,134,621.74	188,650.75	945,970.79
Genoa branch no. 4	Via Lagaccio 43/49	Genova	465	682,150.88	372,723.47	1,424,877.35	518,516.36	906,361.99
Genoa branch no. 5	Via Montaldo 70 r.	Genova	1005	47,596.25	76,397.84	123,994.09	47,596.25	76,397.84
Genoa branch no. 5	Via Montaldo	Genova	"	645,571.32	1,036,220.65	1,681,791.97	619,748.28	1,062,043.79
Genoa branch no. 6	Piazza Dante 33 r.	Genova	330	54,024.28	808,298.65	862,322.93	54,024.28	808,298.65
Genoa branch no. 6	Via Fiesole 47 r.	Genova	"	32,668.57	510,030.08	542,699.05	22,669.97	520,030.08
Genoa branch no. 7	Via della Libertà 68-70-72-74-74A-78 r.	Genova	240	16,644.80	174,802.79	191,646.59	16,421.67	175,221.92
Genoa branch no. 7	Via L. Rocca 6/B	Genova	"	30,987.41	221,560.64	252,548.05	30,987.41	221,560.64
Genoa branch no. 8	Piazza S. Sabina 6	Genova	872	376,470.09	1,234,498.96	1,610,969.04	372,702.15	1,238,260.92
Genoa branch no. 9	Corso Sardegna 94 r.	Genova	340	2,757.22	13,894.40	16,651.62	2,757.22	13,894.40
Genoa branch no. 9	Corso Sardegna 90 r.	Genova	"	645.57	3,276.98	3,922.55	645.57	3,276.98
Genoa branch no. 9	Corso Sardegna 94 r. p.t.	Genova	"	28,425.30	144,167.16	172,592.29	28,425.13	144,167.16
Genoa branch no. 9	Corso Sardegna 44/1	Genova	"	120,921.00	613,806.58	734,727.58	120,921.00	613,806.58
Genoa branch no. 9	Corso Sardegna 98 r.	Genova	"	127,776.45	-	127,776.45	17,249.82	110,526.63
Upgrading	" " "		"	91,716.00	-	91,716.00	2,751.48	88,964.52
Genoa branch no. 10	Via S. Vincenzo 35	Genova	350	335,076.87	884,182.95	1,219,259.82	335,076.87	884,182.95
Genoa branch no. 10	Via Caffaro 58 A r.	Genova	"	25,832.84	68,364.44	94,197.28	25,832.84	68,364.44
Genoa branch no. 11	Via Fiorenza 84 E	Genova	391	384,132.89	464,848.72	848,981.61	380,391.57	468,681.04
Genoa branch no. 11	Via Fiorenza 179 B	Genova	"	8,556.54	10,354.50	18,911.04	4,620.52	14,290.52
Genoa branch no. 13	Via 20 Ottobre 7 r.	Genova	536	42,607.69	1,629,850.82	1,672,458.51	42,607.69	1,629,850.82
Genoa branch no. 14	Piazza Martin 3/1	Genova	271	5,966.57	296,689.91	302,556.48	5,966.57	296,689.91
Genoa branch no. 14	Piazza Martin 3/1	Genova	"	3,520.97	178,022.99	181,543.96	3,520.12	178,022.99
Genoa branch no. 15	Via Hispali 40 r.	Genova	130	14,338.39	236,488.17	250,826.56	14,338.39	236,488.17
Genoa branch no. 16	Viale dei Giorgis 27 - 31/A/B/C/D/E	Genova	433	387,342.67	469,303.65	856,606.22	371,849.97	484,739.25
Genoa branch no. 17	Via Pinchungo 11 r.	Genova	585	3,559.64	55,592.99	59,152.63	1,389.47	57,763.16
Genoa branch no. 17	Via Terzo a Po - 104 r.	Genova	"	18,092.03	168,435.47	182,527.50	6,513.13	177,014.37
Genoa branch no. 17	Via Pinchungo 6 r.	Genova	"	7,165.22	101,054.69	108,220.31	7,165.22	101,054.69
Genoa branch no. 17	Via Terzo a 36-94	Genova	"	21,635.34	202,758.79	225,394.13	21,245.95	205,051.05
Genoa branch no. 17	Via Pinchungo 7-9 r.	Genova	"	9,049.08	127,196.75	136,217.83	8,162.26	128,055.57

Location			Area m²	Cost price	Revaluation (1)	Revalued cost	Depreciation fund at 31/12/00	Balance sheet value
Genoa branch no 18	Via Cornice 13-19 r.	Genova	802	65,168.73	665,212.88	730,381.61	65,168.73	665,212.88
Genoa branch no 19	Via Orsolo 28 r.	Genova	123	42,898.84	272,823.54	314,722.38	42,898.94	270,823.54
Genoa branch no 20	Via Ariosto 2 r.	Genova	765	511,756.82	1,136,575.64	1,348,332.36	191,639.75	1,156,692.51
Genoa branch no 20	Via Fiasca - Via Manzoni 2	Genova	319	136,341.73	323,804.43	460,023.16	98,650.39	361,373.77
Genoa branch no 21	Via Sestri 114 r.	Genova	737	225,776.28	1,623.16	227,399.44	21,422.20	206,975.24
Genoa branch no 21	Via Sestri 24/1 r.	Genova	"	10.90	298.47	309.37	7.09	302.28
Genoa branch no 21	Via Daniotti 44/48/46/48/43	Genova	"	77,468.53	1,190,462.05	1,267,930.58	77,468.53	1,190,462.05
Genoa branch no 21	Via Daniotti 8A/3 - 8A/4	Genova	"	10,327.49	157,984.63	168,312.12	10,327.49	157,984.63
Genoa branch no 21	Via Daniotti 8A/1 - 8A/2	Genova	"	10,327.49	157,984.63	168,312.12	10,327.49	157,984.63
Genoa branch no 21	Via Daniotti 8A - 46 - 48	Genova	"	25,822.84	396,820.68	422,641.52	25,822.84	396,820.68
Genoa branch no 21	Via Daniotti 50 r.	Genova	"	6,507.36	99,998.81	106,506.17	2,977.12	103,529.05
Genoa branch no 21	Via Daniotti 52 r.	Genova	"	6,507.36	71,520.57	78,027.93	2,602.95	75,424.98
Genoa branch no 21	Piazza Rossolino Pilo 1	Genova	13	57,276.30	4,180.07	61,456.37	14,123.92	45,332.45
Genoa branch no 22	Piazza Sebastiano Gaggero 9 r.	Genova	730	265,321.91	925,257.58	1,190,579.38	214,761.44	975,818.44
Genoa branch no 22	Via Don G. Verità 28 r.	Genova	"	1,084.56	4,416.00	5,500.56	1,084.56	4,416.00
Genoa branch no 22	Via Don G. Verità 6/2	Genova	"	251.20	1,062.02	1,324.72	125.38	1,199.34
Genoa branch no 23	Via Fontanina 36 - Via Canale 22 r.	Genova	801	617,474.01	909,206.15	1,526,680.16	617,474.01	909,206.15
Genoa branch no 23	Via G.B. Costa 18 - 20 r.	Genova	142	87,799.07	129,272.81	217,071.38	94,280.77	122,790.31
Genoa branch no 24	Via F. del Canto 4 A	Genova	434	5,342.75	408,345.81	413,688.56	5,342.75	408,345.81
Genoa branch no 25	Via G. Jori 22 A - B	Genova	307	11,580.63	297,377.50	308,958.13	10,480.47	298,477.66
Genoa branch no 25	Via G. Jori 22/1	Genova	"	4,331.66	106,096.22	110,227.88	4,131.66	106,096.22
Genoa branch no 26	Via Martiri della Libertà 3 A	Genova	490	37,410.50	190,343.85	228,754.08	37,410.50	190,343.58
Genoa branch no 26	Via Ciardi 31 r.	Genova	"	61,968.89	220,265.04	282,230.93	57,628.07	224,602.86
Genoa branch no 26	Via Ciardi 5 - 7 - 9 r.	Genova	"	274,256.92	-	274,256.92	98,732.50	175,524.42
Genoa branch no 26	Via Martiri della Libertà 7-9	Genova	"	271,301.34	7,127.11	278,228.45	87,797.36	190,431.09
Genoa branch no 27	Via Cibrario 120 A	Genova	293	3,098.74	544,925.42	548,023.16	3,098.74	544,951.42
Genoa branch no 28	Via Molassana 70 r. - Via S. D'Acquisto	Genova	572	6,797.49	408,119.74	414,917.22	4,197.48	408,119.74
Genoa branch no 29	Via C. Rolando 56 E r.	Genova	346	36,537.57	143,645.99	180,183.56	36,537.57	143,645.99
Genoa branch no 29	Via C. Abba 43 - 45 r.	Genova	"	61,974.60	243,651.33	305,625.93	61,974.60	243,651.33
Genoa branch no 30	Via S. G. D'Acri 6 r.	Genova	304	890.89	22,887.36	23,778.25	890.89	22,887.36
Genoa branch no 30	Via S. G. D'Acri 4 r.	Genova	"	2,919.43	75,004.30	77,923.73	2,744.36	75,179.37
Genoa branch no 30	Via S. G. D'Acri 32 r.	Genova	"	9,262.87	237,728.64	246,991.51	8,374.76	238,616.75
Genoa branch no 30	Via S. G. D'Acri 4-1	Genova		382,406.74	-	382,406.74	58,694.82	323,711.92
Genoa branch no 31	Via Pra 140 A/B	Genova	237	7,330.40	118,036.61	125,367.01	7,330.40	118,036.61
Genoa branch no 31	Via Vesuvio 1	Genova	"	11,341.39	185,148.85	196,490.24	11,341.39	185,148.85
Genoa branch no 32	Piazza Bandi 2 r.	Genova	310	7,346.85	147,316.76	154,663.61	7,346.85	147,316.76
Genoa branch no 32	Via S. Luca 2	Genova	13	5,164.57	98,144.50	103,309.07	2,024.18	101,284.89
Genoa branch no 34	Via Struppa 146 C e via Ascagno 19 r.	Genova	301	220,306.70	288,234.11	508,541.39	221,306.70	288,234.11
Genoa branch no 47	Via di Francia 3 r.	Genova	770	2,224,056.05	-	2,224,056.05	973,960.24	1,250,095.81
Genoa branch no 55	Via del Capriolo 1 - 3 r.	Genova	136	213,008.47	-	213,008.47	76,690.05	136,344.62
Genoa branch no 60	Piazza Leopardi 2	Genova	436	982,192.12	-	982,192.12	344,749.16	626,442.96
Branch Recco	Via IV Novembre 3r - P.zza N. da Recco 22/3	Recco	512	2,066.80	55,114.34	57,180.17	2,066.83	55,114.34
Branch Recco	P.zza N. da Recco 24	Recco	"	77,468.53	826,718.15	904,186.68	36,708.90	869,477.78
Branch S.Margherita L.	Via XXV Aprile 6/1	S.Margherita L.	137	1,446.08	10,089.84	11,536.12	1,446.08	10,089.04
Branch S.Margherita L.	Largo Giusti 17	S.Margherita L.	311	178,114.56	792,710.67	970,825.49	136,929.13	833,896.48
Branch Chiavari	Piazza Roma 34 r. - Piazza Roma 10/1	Chiavari	1540	12,714.31	75,651.11	88,365.32	12,714.21	75,651.11
Branch Chiavari	Corso Dante p.t.	Chiavari	"	452,651.72	976,189.33	1,428,841.05	229,899.28	1,199,942.77
Branch Chiavari	Corso Dante 1/4	Chiavari	"	157,002.50	846,710.05	1,003,712.95	54,433.90	949,279.05
Branch Sestri L.	Corso Colombo 39 r.	Sestri Levante	311	56,985.50	671,323.36	728,308.76	56,985.50	671,323.26
Branch Rapallo	Via Giustiniani 9	Rapallo	476	18,979.79	358,780.44	377,760.23	18,979.79	358,780.44
Branch Rapallo	Galleria Raggio 20 a 30	Rapallo	"	4,080.01	55,628.99	59,709.00	4,080.01	55,628.99
Branch Rapallo	Via Mazzini 7/3	Rapallo	"	6,135.77	83,608.26	89,744.03	6,135.77	83,608.26
Branch Rapallo	Via Giustiniani 7	Rapallo	"	54,227.97	739,572.67	793,800.64	54,227.97	739,572.67
Branch Rapallo	Galleria Raggio 4/0	Rapallo	"	15,449.55	210,647.27	226,096.82	15,449.55	210,647.27
Rapallo branch no 1	Via del Pozzo 34	Rapallo	151	192,154.88	240,619.85	432,774.73	191,223.34	242,551.39
Branch Lavagna	Piazza della Libertà 43/2	Lavagna	126	224,516.50	78,833.29	303,350.32	79,761.61	223,588.61
Branch La Spezia	Corso Nazionale 252	La Spezia	2141	4,399,346.47	2,190,610.17	6,590,056.64	2,247,940.14	4,343,116.50
La Spezia Branch Ag.2	Corso Cavour 154	La Spezia	150	499,504.13	-	499,504.13	166,679.69	335,014.44
La Spezia Branch Ag.2	Via Manzoni 76	La Spezia	140	107,939.49	-	107,939.49	29,143.66	78,795.83
Branch Recco	Via Roma 12	Recco	299	233,866.14	416,009.34	649,875.48	233,866.14	416,009.34
Branch Montoggio	Via Roma 89	Montoggio	234	2,065.83	170,126.07	172,191.90	2,065.83	170,126.07
Branch Torriglia	Via Matteotti 43 r.	Torriglia	120	1,084.56	18,261.95	19,346.51	1,084.56	18,261.95
Branch Torriglia	Via Matteotti 7	Torriglia	"	6,960.94	117,209.20	124,170.14	6,960.94	117,209.20
Branch Campoligure	P.zza Martiri della Benedicta 2	Campoligure	254	1,910.89	6,545.20	8,456.09	1,910.89	6,545.20
Branch Campoligure	Via Trento 2	Campoligure	"	62,511.94	314,116.41	376,628.35	62,511.94	314,116.41
Branch Campoligure	Via Trento 6	Campoligure	57	38,062.87	38,807.67	76,870.54	35,298.48	41,572.06
Branch Arenzano	Via Pallavicini 25	Arenzano	419	2,114.34	47,631.15	49,745.49	2,114.34	47,631.15
Branch Arenzano	Via Pallavicini 29	Arenzano	"	27,505.41	620,705.11	648,210.52	14,907.64	633,305.88
Branch Busalla Scrivia	Corso Italia 29	Busalla Scrivia	562	294,880.43	305,308.57	600,189.00	291,436.63	311,192.37
Branch Cogoleto	Piazza Giusti 1	Cogoleto	564	356,013.90	440,736.83	796,750.73	339,131.69	457,619.04
Branch Cogoleto	Piazza Giusti 1	Cogoleto	"	41,830.01	46,735.92	88,566.93	35,071.59	53,494.34
Branch Isola Cantone	Via Roma 118 r.	Isola Cantone	291	1,339.50	11,340.98	12,680.48	1,339.50	11,340.98
Branch Isola Cantone	Via Roma 182 1° p.	Isola Cantone	"	20,658.28	189,016.40	209,674.68	20,658.28	189,016.40
Branch Camogli	Piazza Schiaffino 9	Camogli	225	31,585.92	316,596.66	373,182.50	4,584.72	367,597.06
Branch Rossiglione	Via Roma 10	Rossiglione	233	774.69	170,216.61	171,991.30	774.69	170,216.61
Branch Masone	Via Vineta 4	Masone	188	4,352.59	41,522.86	45,875.44	4,352.18	41,523.26
Branch Masone	Via Roma 27	Masone	"	19,936.27	190,207.79	210,144.06	19,936.27	190,207.79
Branch Casella	Viale Mondelli	Casella	139	130,729.74	234,771.80	364,501.54	17,553.01	347,417.72

Location			Area m²	Cost price	Revaluation (1)	Revalued cost	Depreciation fund at 31/12/02	Balance sheet value
Upgrading	" "		"	19,294.00	-	19,294.00	578.82	18,715.18
Branch Savignone	Via Giovanni XXIII 6	Savignone	130	83,349.56	60,263.77	143,613.33	37,617.31	105,995.02
Branch Sori	Via Garibaldi 6 B - C	Sori	259	15,638.06	219,607.65	235,245.71	15,638.06	219,607.65
Branch Sori	Via Garibaldi 6 D	Sori	"	2,260.23	47,189.63	49,449.86	2,260.23	47,189.63
Branch Moconesi	Viale De Gasperi 19	Moconesi	175	16,730.29	191,214.47	207,944.76	15,131.07	192,813.69
Branch Moconesi	Viale De Gasperi 17	Moconesi	"	517.25	5,918.20	6,435.45	450.01	5,985.44
Branch Pedemonte	Via Medicina p.t. 104	Serra Riccò	293	34,789.93	258,002.64	292,792.57	34,789.93	258,002.64
Branch Pedemonte	Via Medicina p.basso 104	Serra Riccò		6,713.84	64,459.05	71,172.89	4,713.84	66,459.05
Branch S.Olcese	Via Piave 43	S.Olcese di M.	309	18,912.36	187,814.16	206,726.52	17,115.49	189,610.03
Branch S.Olcese	Via Piave 39	S.Olcese di M.	"	10,788.87	106,686.44	117,475.31	9,386.32	108,088.99
Branch Casarza L.	Via IV Novembre 30 B	Casarza L.	308	34,132.71	270,069.62	304,202.33	34,132.71	270,069.62
Branch S.Colombano C.	Via D. Coppo 163/C - D - E	S.Colombano C.	221	44,080.22	163,098.13	207,178.35	44,080.22	163,098.13
Branch S.Colombano C.	Via D. Coppo 163/C - D - E	S.Colombano C.	"	9,211.10	34,081.36	43,292.46	9,211.10	34,081.36
Branch Campomorone	Via De Gasperi 60 - 62 - 64 - 70	Campomorone	438	234,128.76	388,415.94	622,544.70	234,128.76	388,415.94
Branch Alassio	Via Mazzini 2	Alassio	653	160,342.57	1,284,852.84	1,445,195.41	145,132.92	1,300,062.49
Branch Alassio	Via Mazzini 2	Alassio	"	138.82	1,062.84	1,201.66	115.99	1,085.67
Branch Alassio	Via Dante 114/1	Alassio	"	1,084.56	8,690.77	9,775.33	1,084.56	8,690.77
Branch Leca d'Albenga	Piazza del Popolo 18	Leca d'Albenga	226	212,780.24	-	212,780.24	76,600.89	136,179.35
Branch Toirano	Via Braida 21 - 23 - 27	Toirano	135	29,954.50	102,694.70	132,649.20	29,954.50	102,694.70
Branch Toirano	Via Braida 21 - 23 - 27	Toirano	"	7,883.71	27,028.18	34,911.89	7,883.71	27,028.18
Branch Finale Ligure	Via Garibaldi 1 - Via Brunenghi 120	Finale L.	215	516.46	579,388.46	579,904.92	516.46	579,388.46
Branch Varazze	Piazza Dante 6	Varazze	280	3,098.74	476,749.11	479,847.85	3,098.74	476,749.11
Branch Cairo M.	Via F.lli Francia 3	Cairo M.	225	131,676.51	54,741.83	186,418.34	53,082.72	133,335.62
Branch Loano	Corso Roma 198	Loano	130	2,014.58	170,132.68	172,147.26	2,014.58	170,132.68
Branch Loano main office	Via Stella (Pal. Sirena)	Loano	434	179,925.19	536,036.84	715,962.03	74,206.12	641,755.91
Branch Pietra L.	P.zza Martiri Libertà 13	Pietra L.	690					
Branch Pietra L.	Via Vescovo 1/1^-3^p.	Pietra L.		3,873.43	912,002.93	915,876.36	3,873.43	912,002.93
Branch Pietra L.	Via Vescovo 1/5^p.	Pietra L.	"	440.94	108,667.11	109,108.05	248.91	108,859.14
Branch Pietra L. Loc.	Corso Italia 15	Pietra L.	99	10,575.63	167,755.38	178,331.01	10,575.63	167,755.38
Main office Imperia	Via Berio 14 r.	Imperia	1634	14,615.73	128,838.83	143,454.56	14,615.73	128,838.83
Main office Imperia	Via Berio 4/1 a 4/2	Imperia	"	8,947.62	77,343.47	86,291.09	8,947.62	77,343.47
Main office Imperia	Via Berio 4	Imperia	"	12,849.24	119,713.37	132,562.61	12,778.79	119,784.32
Main office Imperia	Via Berio 10/5	Imperia	"	2,492.53	28,189.53	30,682.06	2,382.98	28,299.08
Main office Imperia	Via Berio 10/8	Imperia	"	110,606.32	869,644.17	980,250.49	89,600.26	890,650.23
Main office Imperia	Via Berio 6	Imperia	"	25,635.53	308,034.60	333,670.13	25,635.53	308,034.60
Main office Imperia	Via Berio 10/6	Imperia	"	145,230.26	777,690.87	922,921.13	92,386.34	830,534.79
Upgrading	" " "			44,310.00	-	44,310.00	1,329.30	42,980.70
Branch Sanremo	Corso Matteotti 25,25A,27,29	Sanremo	1685	1,142,794.80	2,448,000.62	3,590,795.42	1,091,170.03	2,499,625.39
Branch Bordighera	Corso V.Emanuele 152/155 r.	Bordighera	810	356,363.84	902,925.21	1,259,289.05	144,555.08	1,114,733.97
Branch Pieve di Teco	Via Eula 53	Pieve di Teco	346	8,661.41	200,814.18	209,475.59	7,838.58	201,637.01
Branch Arma di Taggia	Via Blengino 19	Arma di Taggia	236	63,589.47	654,522.45	718,111.87	57,521.77	660,587.60
Branch P.Maurizio	P.zza F.lli Serra 10	Imperia	300	10,458.25	318,999.82	329,458.07	10,458.25	318,999.82
Branch P.Maurizio	P.zza F.lli Serra 9	Imperia	"	10,313.11	336,267.25	346,580.36	10,313.11	336,267.25
Branch S.Bartolomeo M.	Aurelia P.zza Comunale 45/51 r.	S.Bartolomeo M.	240	26,028.39	231,679.33	257,707.72	26,466.50	231,241.22
Branch S.Bartolomeo M.	Piazza Magnolie 22	S.Bartolomeo M.	"	8,723.83	52,808.86	60,936.39	1,171.33	59,765.06
Branch S.Stefano Mare	Piazza A. Saffi 4	S.Stefano M.	232	29,954.50	105,338.19	135,292.69	29,954.50	105,338.19
Branch S.Stefano Mare	Piazza A. Saffi 5	S.Stefano M.	"	37,290.93	131,120.33	168,411.26	36,954.22	131,457.04
Branch S.Stefano Mare	Piazza A. Saffi 6	S.Stefano M.	"	39,448.76	139,725.76	179,174.52	39,054.26	140,120.26
Branch Ventimiglia	Condominio La Palma	Ventimiglia	876	169,494.44	564,606.06	734,100.50	125,688.37	608,412.13
Branch Ventimiglia	Condominio La Palma	Ventimiglia	"	14,329.56	64,366.88	78,696.44	18,466.72	60,229.72
Branch Ventimiglia	Via Roma (fondi)	Ventimiglia	"	15,599.45	138,899.49	154,498.94	11,571.52	142,927.42
Branch Ventimiglia	Via Matteotti 1	Ventimiglia	145	315,209.81	-	315,209.81	42,553.20	272,656.61
Branch Diano Marina	Piazza Magliano 1	Diano Marina	230	92,962.24	294,457.90	387,420.14	92,962.24	294,457.90
Branch Vallecrosia	Via Giovanni XXIII 27 - 29 - 31	Vallecrosia	307	234,441.43	390,103.05	624,544.48	281,797.01	342,747.47
Branch Ovada	Via Torino 10	Ovada	501	679,240.82	527,673.38	1,206,914.20	423,141.19	783,773.01
Branch Alessandria	Centro Agorà - Corso Borsalino 46	Alessandria	1006	1,593,287.66	-	1,593,287.66	653,230.59	940,057.07
Branch Bologna	Via Riva di Reno 67	Bologna	883	1,719,801.47	-	1,719,801.47	756,636.12	963,165.35
Rappres. Londra	Hanover Street 15	Londra	150	391,566.27	401,008.10	792,574.37	375,325.39	417,248.98
Office Private (Roma)	Via Piemonte 39/B	Roma	231	448,762.10	470,957.24	919,719.34	450,011.62	469,707.72
Branch Reggio Emilia	P.zza del Tricolore 2r e 3r	Reggio Emilia	316	428,814.16	-	428,814.16	142,590.70	286,223.46
Branch Reggio Emilia	Piazza del Tricolore 4 r.	Reggio Emilia	"	194,891.70	-	194,891.70	34,442.68	160,449.02
Genoa branch no. 42	Via Donghi n. 25/27/29/29a/33 r.	Genova	98	173,142.10	-	173,142.10	57,569.78	115,572.32
Branch Cuneo	Viale XX Settembre 209/211	Cuneo	436	511,546.43	-	511,546.43	357,781.97	153,764.46
Branch Bargagli	Via Emiliani 3	Bargagli	184	227,241.04	-	227,241.04	89,192.11	138,048.93
Branch Acqui Terme	Via Mazzini 4 24	Acqui Terme	170	204,516.93	-	204,516.93	70,272.90	134,244.03
Branch Acqui Terme	Via Mazzini 47	Acqui Terme	63	237,174.20	-	237,174.20	52,852.54	184,321.66
Branch Lavagna	P. la Sesta 36	Lavagna	187	258,551.34	38,136.31	296,687.65	124,104.34	172,583.31
Upgrading	" " " "		"	80,621.00	-	80,621.00	2,418.63	78,202.37
Genoa branch no. 65	Via Marchini 29 r.	Genova	53	76,283.98	-	76,283.98	22,914.19	53,369.79
Branch no. 3 - Sanremo	Corso Cavallotti 222	Sanremo	115	328,724.82	-	328,724.82	98,617.44	230,107.38
Branch Sarzana	Via Brigate Partigiane Muccini 35	Sarzana	340	1,136,305.18	-	1,136,305.18	374,947.71	761,357.47
Genoa branch no. 66	Via Isonzo 77	Genova	214	165,259.62	-	165,259.62	49,517.89	115,741.73
Branch no. 2 - Ventimiglia	Corso Genova 82	Ventimiglia	152	318,189.10	-	318,189.10	95,456.73	222,732.37
Branch no. 1 - Chiavari	Via S. Rufino 18	Chiavari	131	232,406.60	-	232,406.60	69,721.68	162,684.92
Genoa branch no. 69	Via Paleocapa 133/137	Genova	98	83,149.56	-	83,149.56	24,944.87	58,204.69
Branch no. 9 - La Spezia	Via Genova 103	La Spezia	173	388,666.10	-	388,666.10	104,929.84	283,736.26
Branch Arenzano	Via XXV Aprile 51	Arenzano	130	216,640.76	-	216,640.76	58,493.00	158,147.76

Location			Area m²	Cost price	Revaluation (1)	Revalued cost	Depreciation fund at 31/12/02	Balance sheet value
Genoa branch no. 71	Via dei Mille 57/59	Genova	233	551,336.98	-	551,336.98	148,806.99	402,529.99
Branch Lerici	Via Gerini 10	Lerici	214	578,431.73	-	578,431.73	156,176.56	422,255.17
Branch Sassuolo	Via Circonvallazione Sud/Est 221-223-225	Sassuolo	739	645,571.12	-	645,571.12	174,304.20	471,266.92
Branch no. 1 Parma	Via Emilia 65	Parma	275	451,769.63	-	451,769.63	121,070.99	330,698.64
Branch no. 1 Parma	Via Emilia 65	Parma	"	15,493.71	-	15,493.71	3,486.08	12,007.63
Branch Saronno	Piazza Daffaro 42	Saronno	149	188,506.77	-	188,506.77	45,907.85	142,598.92
Genoa branch no. 75	Via Granaci 133/137/139	Genova	220	40,313.25	256,217.66	296,530.91	7,832.42	288,698.49
Branch no. 1 Milano	Via Manzoni 7	Milano	330	795,343.62	-	795,343.62	178,952.32	616,391.30
Branch Valenza	Via Canonica 2 o 3	Valenza	309	822,748.75	-	822,748.75	185,343.47	637,405.28
Genoa branch no. 76	Via Bobbio 62/64/66 r.	Genova	130	204,217.29	-	204,217.29	45,276.16	158,941.13
Branch Monterosso	Via Vittorio Emanuele 69	Monterosso	135	312,456.42	-	312,456.42	70,302.69	242,153.73
Branch no. 5 - Milano	Via Bodoni 1	Milano	265	494,869.00	-	494,869.00	96,499.46	398,369.54
Branch no. 5 - Milano	Via Bodoni 1	Milano	"	114,652.43	-	114,652.43	18,926.81	95,725.62
Branch no. 2 - Ventimiglia	Corso Nizza	Ventimiglia	150	143,216.79	-	143,216.79	27,946.77	115,270.02
Genoa branch no. 81	Via Tosi 226/228 r.	Genova	150	189,178.16	-	189,178.16	36,889.74	152,288.42
Genoa branch no. 82	Via Pareto 26 r.	Genova	"	181,427.28	-	181,427.28	31,077.85	150,349.43
Genoa branch no. 78	Via Monaco 4 r.	Genova	225	601,326.48	-	601,326.48	117,258.66	484,067.82
Branch no. Tortona	Piazza Roma 24	Tortona	420	537,755.45	-	537,755.45	104,862.31	432,893.14
Branch Pisa	Via Lavagna 60	Pisa	275	516,198.67	-	516,198.67	85,172.78	431,025.89
Branch Riva Ligure	Corso Villaregia 54	Riva Ligure	122	316,429.24	-	316,429.24	52,230.83	264,198.41
Genoa branch no. 83	Via Lido di Pegli 2/3 r.	Genova	220	214,123.03	-	214,123.03	34,981.69	179,141.34
Genoa branch no. 83	Via Lido di Pegli 2/3 r.	Genova	"	376,298.02	-	376,298.02	61,672.65	314,625.37
Branch no. 1 - Bologna	Via Emilia Levante 61/63	Bologna	185	599,374.00	-	599,374.00	77,932.57	521,441.43
Branch no. 2 - Torino	Via Borgaro 119	Torino	290 p.t.+166 p.i.	716,003.91	-	716,003.91	75,180.43	640,823.48
Branch no. 3 - Torino	Via Vibò 1	Torino	130+30 s+130 p.i	355,825.96	-	355,825.96	36,740.98	319,084.98
Genoa branch no. 85	Via Teglia 23/25/27 r.	Genova	170	346,313.17	-	346,313.17	35,965.99	310,347.18
Branch no. 7 - Milano	Via Rembrandt	Milano	180 p.t.+150	973,239.40	-	973,239.40	72,990.95	900,248.45
Branch no. 1 - Palermo	Via F. Crispi 166	Palermo	303	593,408.98	-	593,408.98	26,703.40	566,705.58
Upgrading	" " "		"	24,441.00	-	24,441.00	733.23	23,707.77
Branch no. 7 - Palermo	Via Castellana 5	Palermo	257	302,127.29	-	302,127.29	13,595.73	288,531.56
Branch Lercara Friddi	Via V. Emanuele 30	Lercara Friddi	151+350	180,243.46	-	180,243.46	8,110.96	172,132.50
Branch Termini Imerese	Corso Umberto e Margherita 85-87-89-91	Termini Imerese	395+249	527,818.95	-	527,818.95	23,751.85	504,067.10
Upgrading	" " " "		"	23,754.00	-	23,754.00	1,012.62	22,741.38
Branch Nicosia	Corso Umberto I 168	Leonforte	305	217,428.35	-	217,428.35	9,784.27	207,644.08
Upgrading	" " "		"	117,510.00	-	117,510.00	3,525.30	113,984.70
Branch Nicosia	Via F.lli Testa 38-40-42	Nicosia	250	269,074.04	-	269,074.04	12,108.33	256,965.71
Other head	Via G. D'Annunzio - Lato 17°	Genova	1755	1,757,195.91	811,074.46	2,568,270.37	730,104.21	1,838,166.16
office buildings	Via G. D'Annunzio - Lato 18°	Genova	1210	1,640,487.54	778,038.41	2,418,525.95	697,744.77	1,720,781.18
	Via G. D'Annunzio - Lato 19°	Genova	80	213,584.88	99,484.23	313,069.11	89,705.65	223,363.46
	Via G. D'Annunzio - Lato 10°	Genova	607	1,067,926.48	505,584.82	1,573,511.30	443,529.12	1,129,982.18
Car parking 1-2 B	Via D'Annunzio 31	Genova	27	14,460.79	50,288.54	64,749.33	49,034.73	15,714.60
	Via D'Annunzio 31	Genova	"	212.94	748.50	961.44	733.65	227.79
	Via D'Annunzio 31	Genova	3810	4,021,722.18	2,079,683.71	6,101,405.89	4,909,104.13	1,192,301.76
	Via D'Annunzio 23	Genova	"	3,698,004.00	1,784,790.79	5,482,794.79	4,492,023.71	990,771.08
	Via D'Annunzio 33	Genova	"	18,477.59	8,007.36	26,484.95	21,489.57	4,995.38
	Via D'Annunzio 33	Genova	"	457.06	154.80	611.86	489.87	121.99
Garage	Via D'Annunzio 23	Genova	52	64,697.07	19,649.75	84,346.82	72,442.43	11,904.39
N. 4 car parking	Via D'Annunzio 23 (+ cantina)	Genova	67	81,588.22	14,737.32	96,325.54	90,531.02	5,794.52
Garage	Via D'Annunzio 23	Genova	27	2,641.71	706.22	3,347.93	2,989.10	358.83
	Via D'Annunzio 33	Genova	"	9,202.84	3,552.42	12,755.26	10,283.11	2,472.15
N. 2 car parking	Via D'Annunzio	Genova	25	14,047.63	24,614.07	38,661.70	30,179.15	8,482.55
N. 4 car parking	Via D'Annunzio	Genova	50	60,873.72	11,995.85	72,869.57	69,702.25	3,167.32
Branch Corte Brugnatella	Via Genova loc. Marsaglia	Corte Brugnatella	75	76,693.85	-	76,693.85	3,451.23	73,242.62
Branch Villa guardia	Via Varesina 47	Villa Guardia	307	388,092.36	-	388,092.36	17,464.15	370,628.21
Branch Taranto	Via Berardi 46/8	Taranto	1155	1,046,261.05	-	1,046,261.05	47,036.25	999,224.80
Branch Fidenza	Via Tagliamento 7-F, ex Pettorano	Fidenza	421	1,007,427.26	-	1,007,427.26	46,234.23	961,193.03
Branch Alcamo	Corso VI Aprile 80-86 - V. F. Grisi	Alcamo	230	88,867.27	-	88,867.27	3,999.03	84,868.24
Branch Marsala	Via XI Maggio 133-135-137	Marsala	285	161,453.03	-	161,453.03	7,265.39	154,187.64
Branch Vercelli	Piazza Roma 28	Vercelli	441	351,831.52	-	351,831.52	15,832.42	335,999.10
Branch Treviglio	P.za L. Manara	Treviglio	715	619,748.28	-	619,748.28	27,888.67	591,859.61
Main office Perugia	Via Sicilia 55	Perugia	2241	2,097,250.69	-	2,097,250.69	-	2,097,250.69
Branch Treviso	Viale N. Bixio 51	Treviso		188,187.31	-	188,187.31	-	188,187.31
Branch Frosinone	Via A Polesine 3	Frosinone		647,605.37	-	647,605.37	-	647,605.37
Branch Rieti	Via Cintia 65	Rieti	503	1,462,334.70	-	1,462,334.70	-	1,462,334.70
Branch Sora	Via Vittorio Veneto 8 A	Sora		1,357,882.10	-	1,357,882.10	-	1,357,882.10
Branch Catania	Piazza del Duomo 5	Catania		783,390.59	-	783,390.59	-	783,390.59

File No. 82-4758

	Location		Area m²	Cost price	Revaluations (1)	Revaluated cost	Depreciation fund at 31/12/02	Balance sheet value
Branch no. 8 - Rome	Piazza Risorgimento 56	Roma		1,566,787.38	-	1,566,787.18	-	1,566,787.18
Branch no. 10 - Rome	Piazza Vega 34/48 - Ostia Lido	Roma		684,163.73	-	684,163.73	-	684,163.73
Branch no. 11 - Rome	Via Emanuele Filiberto 180 E	Roma		1,775,692.14	-	1,775,692.14	-	1,775,692.14
Branch no. 14 - Rome	Via Tiburtina 490 ang. Via Marsilio	Roma		3,216,266.19	-	3,316,266.19	-	3,316,266.19
Main office Ancona	Corso Garibaldi 13/15	Ancona		3,370,956.00	-	3,370,956.00	-	3,370,956.00
	Total			123,294,345.94	158,858,370.73	282,152,414.67	71,684,573.72	200,408,842.95

Staff accommodation

	Location		Area m²	Cost price	Revaluations (1)	Revaluated cost	Depreciation fund at 31/12/02	Balance sheet value
Flat	Via XX Settembre 20/1 S1	Genova	34	32,929.60	36,323.64	69,253.24	1,455.56	67,797.68
Flat	Via XX Settembre 20/1 S2	Genova	34	54,456.72	34,835.34	89,291.06	1,493.39	87,797.67
Flat	Via XX Settembre 20/1 S3	Genova	34	59,399.77	30,031.39	89,431.16	1,633.49	87,797.67
Flat	Via XX Settembre 20/1 S4	Genova	34	59,399.77	30,031.39	89,431.16	1,633.49	87,797.67
Flat	Via XX Settembre 20/1 S5	Genova	35	62,999.99	26,530.18	89,530.17	1,732.50	87,797.67
Flat	Via Caracciolo 3 int. 4/1	Milano	73	62,749.51	25,048.16	87,797.67		87,797.67
Flat	Via Caracciolo 3 int. 5/1	Milano	81	71,559.38	31,762.10	103,391.38		103,391.38
Flat	Via Caracciolo 3 int. 6/1	Milano	71	62,749.51	25,048.16	87,797.67		87,797.67
Flat	Via Caracciolo 3 int. 9/1	Milano	46	45,293.27	32,175.36	77,468.53		77,468.53
Flat	Via Caracciolo 3 int. 9/2	Milano	44	45,293.27	32,175.36	77,468.53		77,468.53
Flat	Via Caracciolo 3 int. 9/3	Milano	48	45,293.27	32,175.36	77,468.53		77,468.53
Flat	Via Caracciolo 3 int. 9/5	Milano	43	45,293.27	32,175.36	77,468.53		77,468.53
Flat	Via Caracciolo 3 int. 9/3	Milano	44	45,293.27	32,175.36	77,468.53		77,468.53
Flat	Corso Marriello 25 p. attico/1	S.Remo	45	33,569.70	54,227.97	87,797.67		87,797.67
Flat	Corso Marriello 25 p. attico/2	S.Remo	45	33,569.70	54,227.97	87,797.67		87,797.67
Flat	Corso Marriello 25 p. attico/3	S.Remo	52	36,151.08	51,646.60	87,797.67		87,797.67
Flat	Via Farne 12 a/1	Rapallo	48	36,151.98	5,164.57	41,316.55		41,316.55
Flat	Via Farne 12 a/2	Rapallo	73	56,810.25	5,164.57	61,974.83		61,974.83
Flat	Via Pisani 9 - 2^ p.	Piacenza	117	105,098.98	18,850.68	123,949.66		123,949.66
Flat	Via Mezzocorno 1	Bologna	260	602,395.30	-	602,395.30		602,395.30
Flat	Corso Matteotti 13	Torino	130	56,810.36	98,126.81	154,937.07		154,937.07
Flat	Via XX Settembre 20 1/R/154	Genova	73	179,737.00	-	179,737.00		179,737.00
	Total			1,882,095.69	657,568.92	2,543,364.61	7,953.43	2,535,911.18

Other properties

a) Supplementary pension fund

	Location		Area m²	Cost price	Revaluations (1)	Revaluated cost	Depreciation fund at 31/12/02	Balance sheet value
Shop	Via Lucoli 19-21 r.	Genova	350	69,721.68	316,552.11	315,974.79	29,353.11	356,691.68
Shop	Via XXV Aprile 14-16 r.	Genova	130	82,060.60	441,573.68	523,637.49	34,466.80	489,170.68
Flat	Via Casa di Riposo 4/1	Genova	60	-	56,810.26	56,810.26	-	56,810.26
Flat	Via Casa di Riposo 4/3	Genova	110	22,720.50	118,244.88	141,464.41	9,730.63	131,733.78
Flat	Via Casa di Riposo 4/6	Genova	110	-	122,949.66	122,949.66	-	123,949.66
Flat	Via Casa di Riposo 4/12	Genova	50	-	56,810.26	56,810.26	-	56,810.26
Flat	Via Casa di Riposo 4/14	Genova	135	25,022.84	157,196.57	183,019.41	10,845.60	172,173.81
Shop	Via F. Turati 2 - 4 - 6 r.	Genova	85	17,998.77	164,240.60	182,334.37	3,418.81	178,915.56
Shop	Via F. Turati 8/10 r.	Genova	43	9,476.46	53,327.56	62,804.02	1,800.53	61,003.49
Flat	Via S. Martino 65 E/1	Genova	100	6,446.17	71,022.37	77,468.54	-	77,468.54
Flat	Via S. Martino 65 E/3	Genova	111	8,370.72	84,592.52	92,962.24	-	92,962.24
Flat	Via S. Martino 65 C/4	Genova	171	10,882.18	102,748.34	113,630.52	-	113,630.52
Shop	Via S. Martino 65 B - C	Genova	1180	75,975.27	703,357.63	789,332.30	23,831.62	765,501.58
Shop	Via S. Martino 152 - 154 - 156 r.	Genova	320	2,040.00	256,188.44	258,228.44	-	258,228.44
Offices	Via XX Settembre 41 - 5° piano	Genova	700	82,180.13	770,118.27	852,298.40	27,941.24	825,354.16
Offices	Via XX Settembre 41 - 5° piano	Genova	300	30,816.42	279,057.72	309,874.14	10,477.58	299,396.56
Offices	Via XX Settembre 41 - 6° piano	Genova	270	30,256.12	248,630.61	278,886.73	10,287.08	268,599.65
Offices	Via XX Settembre 41 - 7° piano	Genova	600	71,901.95	754,429.09	826,331.04	24,446.66	801,884.38
Shop	Vico Casana 74-76 r.	Genova	350	24,930.62	312,842.79	337,773.41	8,436.41	329,402.00
Shop	Vico Casana 38 r.	Genova	38	-	92,962.24	92,962.24	-	92,962.24
Shop	Vico Casana 41 r.	Genova	26	-	61,974.83	61,974.83	-	61,974.83
Shop	Vico Casana 42 r.	Genova	24	-	61,974.83	61,974.83	-	61,974.83
Shop	Vico Casana 44/46 r.	Genova	95	-	123,949.66	123,949.66	-	123,949.66
Shop	Vico Casana 48 r.	Genova	*	-	61,974.83	61,974.83	-	61,974.83
Shop	Vico Casana 50 r.	Genova	*	-	61,974.83	61,974.83	-	61,974.83
Warehouse	Via G. D'Annunzio p. A/2 (lotto 8 p. 13,79)	Genova	130	48,051.35	42,571.07	90,322.22	28,830.69	61,491.52
Offices	Piazza Dante 8/2	Genova	170	12,994.22	194,728.53	207,719.75	3,658.72	204,061.00
Shop	Via Fieschi 36 - 38 - 40 r.	Genova	190	11,556.72	402,418.70	413,974.42	808.90	413,165.52
Shop	Via Granello 66 r.	Genova	73	12,273.99	142,045.81	154,019.80	3,830.94	182,183.86
Shop	Via Granello 68 r.	Genova	687	11,624.05	309,367.19	318,991.24	3,600.45	357,387.79
Car parking	Via G. D'Annunzio	Genova	170	198,336.94	112,376.60	301,713.54	121,302.81	180,610.72
Shop	Via Dei Dassau 14 r.	Genova	175	5,887.61	337,734.67	343,622.59	5,887.61	337,734.67
Shop	Via de Nicolay 44 r.	Genova	160	42.31	306,540.45	306,582.76	-	306,582.76
Shop	Via Marconi 35	Genova	720	56,795.20	320,435.26	348,230.54	56,795.20	303,435.26
Flat/Offices	Via Marconi 11/1	Genova	150	25,822.84	150,740.86	176,563.70	25,822.84	150,740.86
Shop	Via Colombo 49 r.	Genova	100	4,596.47	408,615.02	413,211.49	45.96	413,165.52
Shop	Via G.B. Cuneo 11 r.	Genova	220	1,278.84	205,317.61	206,596.55	13.79	206,582.76
Offices	Via di Francia 5 A r.	Genova	635	284,051.29	-	284,051.29	120,071.67	164,009.62
Flat	Piazzetta dei Garibaldi 37 r.	Genova	36	45,448.21	5,897.94	51,346.15	16,361.36	34,984.79

	Location		Area m²	Cost price	Restructure (1)	Restructured cost	Depreciation fund at 31/12/02	Balance sheet value
Shop	Via Lungomare S. Maria 9/11/13	Cogoleto	180	2,547.30	103,148.47	105,695.77	305.57	105,151.20
Shop	Via Dante 225 B	Alassio	60	576.50	76,811.55	77,488.05	9.76	77,478.29
Shop	Via Dante 239	Alassio	65	845.96	82,804.07	83,650.03	8.46	83,641.57
Shop	Via della Concezione 60	Finale Ligure	130	187,495.55	205,260.96	392,756.51	187,495.55	205,260.96
Shop	Via S. Maurizio 25	Imperia	35	477.76	44,003.36	44,481.12	-	44,481.12
Shop	Via S. Maurizio 27	Imperia	48	822.79	61,152.04	61,974.83	-	61,974.83
Shop	Via S. Maurizio 27 A	Imperia	42	608.69	56,201.57	56,810.26	-	56,810.26
Flat	Corso Mombello 35 piano 3 int. 3	Sanremo	134	92,562.24	30,387.41	122,949.65	-	122,949.65
Flat	Corso Mombello 55 piano 3 int. 4	Sanremo	149	113,620.52	41,216.55	154,837.07	-	154,837.07
Shop	Corso Matteotti 46/48/50 r.	Sanremo	190	71.45	309,803.69	309,874.14	-	309,874.14
Shop	Via Beccari 21 r.	Arma di Taggia	125	614.88	184,222.49	184,837.37	-	184,837.07
Shop	Via Vittorio Emanuele 176	Bordighera	150	7,436.56	173,978.43	181,414.99	1,197.85	180,217.14
Shop	Via Parini	Torino	200	110,780.00	69,179.40	179,959.40	60,053.61	119,905.79
Offices	Via D'Annunzio 79	Genova	615	325,540.94	1,733,909.98	2,059,450.92	1,311,870.62	747,580.30
Offices	Via Sestri 128/130/132 r.	Genova	2,075	2,119,074.07	210,708.19	2,329,782.26	762,866.69	1,566,915.57
Offices	Via Sestri 128/130/132 r.	Genova	*	1,066,453.30	76,975.09	1,143,428.98	-	1,143,428.98
Offices	Via D'Annunzio 83-89-93-103	Genova	680	1,731,286.22	860,328.63	2,591,624.95	2,153,700.97	437,923.98
Offices	Via Ceccardi 4/16	Genova	500	1,354,328.38	-	1,354,328.38	446,928.36	907,400.02
Offices	Via D'Annunzio 83-89-93-103	Genova	981	31,864.42	14,414.86	44,279.28	38,214.54	8,064.74
Offices	Via D'Annunzio 83-89-93-103	Genova	*	707,966.30	2,620,859.70	3,328,826.03	2,137,581.49	1,191,244.54
Offices	Piazza Fontane 26/28 r.	Genova	856	1,712,726.36	1,275,927.44	2,988,653.80	1,695,599.10	1,293,054.70
Car parking	Via San Martino 68B (1)	Genova	9	5,320.59	-	5,320.59	1,039.08	4,289.51
Car parking	Via San Martino 68B (3)	Genova	9	5,550.61	-	5,550.61	1,082.37	4,468.24
Car parking	Via San Martino 68B (4)	Genova	9	5,550.61	-	5,550.61	1,082.37	4,468.24
Car parking	Via San Martino 68B (6)	Genova	9	5,661.62	-	5,661.62	1,104.02	4,557.60
Car parking	Via San Martino 68B (20)	Genova	10	5,883.65	-	5,883.65	1,147.31	4,736.34
Cellar	Via Corsica 3	Genova	9	154.94	1,588.66	1,743.60	154.94	1,588.66
Shop	Via D'Annunzio lotto D	Genova	300	173,368.29	80,112.15	253,473.44	72,134.49	181,260.95
Shop	Via D'Annunzio 41	Genova	3600	1,697,750.70	6,104,450.63	8,002,171.41	3,866,925.66	4,136,247.75
Shop	Via D'Annunzio 57 (8)	Genova	6	11,155.47	-	11,155.47	826.66	10,328.81
ex branch	Via Mazzini 30 A	Faenza	300	547,502.24	-	547,502.24	57,487.74	490,014.48
	Total (a)			13,487,326.43	22,650,597.17	36,137,923.60	13,391,042.30	22,746,886.38

b) Supplementary pension fund

	Location		Area m²	Cost price	Restructure (1)	Restructured cost	Depreciation fund at 31/12/02	Balance sheet value
Flat	Via XXV Aprile 4/7	Genova	145	21,182.45	145,935.47	167,117.92	8,888.23	158,229.69
Flat	Via XXV Aprile 4/8	Genova	75	15,600.67	52,905.54	68,506.21	4,560.60	63,945.53
Flat	Via XXV Aprile 4/9	Genova	130	32,790.30	97,988.91	130,779.24	9,571.94	121,207.30
Flat	Via XXV Aprile 4/12	Genova	120	23,670.51	107,514.88	131,185.39	9,941.62	121,243.77
Flat	Via XXV Aprile 4/6	Genova	40	256.36	25,566.49	25,822.85	-	25,822.85
Warehouse	Vico Monte di Pietà 3/977 r.	Genova	130	12,137.76	118,033.52	130,171.28	4,997.85	125,079.43
Shop	Via XXV Aprile 2	Genova	45	-	20,658.28	20,658.28	-	20,658.28
Shop	Via Antica Accademia 1 r.	Genova	35	-	36,151.98	36,151.98	-	36,151.98
Shop	Via Antica Accademia 3 r.	Genova	36	-	41,316.55	41,316.55	-	41,316.55
Shop	Via Antica Accademia 5 r.	Genova	40	-	51,645.69	51,645.69	-	51,645.69
Shop	Piazza S. Matteo 6 A - 6 D	Genova	220	21,076.47	290,641.87	311,718.34	8,852.11	302,866.23
Offices	Piazza S. Matteo 15/3 - 4	Genova	400	20,289.08	290,368.10	311,658.18	8,563.41	303,094.77
Shop	Vico S. Matteo 13 r. - Piazzetta Tarigone 15 r.	Genova	38	6,827.80	71,238.14	78,066.07	2,867.68	75,198.39
Shop	Vico dell'Isola 4 r.	Genova	26	6,900.44	40,184.47	47,084.91	2,898.18	44,186.73
Shop	Vico dell'Isola 6 r.	Genova	30	5,690.25	10,300.35	15,991.60	2,389.95	13,601.70
Flat	Via Luccoli 17/2	Genova	70	4,308.57	47,714.50	52,023.07	1,809.51	50,213.16
Flat	Via Luccoli 17/4	Genova	85	28,456.78	25,678.88	54,135.66	11,951.84	42,183.82
Flat	Via Luccoli 17/7	Genova	95	5,764.53	25,222.89	30,987.42	2,421.10	28,566.32
Flat	Via Luccoli 17/9 A	Genova	90	6,914.96	24,072.46	30,987.42	2,904.29	28,083.13
Flat	Via Luccoli 17/10 A-B-C	Genova	130	13,999.56	39,900.55	53,900.11	5,879.82	48,100.29
Flat	Via Luccoli 17/11 A	Genova	36	3,716.59	17,266.89	20,983.48	1,560.97	19,422.51
Flat	Via Luccoli 17/12	Genova	130	8,265.59	54,432.48	62,698.07	3,471.55	59,226.52
Flat	Via Luccoli 17/13	Genova	45	2,478.61	18,596.54	21,075.15	1,041.02	19,834.13
Flat	Via Luccoli 17/14 A	Genova	50	28,426.82	5,047.94	33,474.76	11,939.26	21,535.50
Shop	Via Casa di Rapallo 34	Genova	25	5,284.60	36,494.35	41,778.95	2,219.53	39,559.42
Flat	Via Davide Chiossone 7/2	Genova	130	12,594.57	40,535.39	52,700.26	5,306.89	47,524.36
Flat	Via Davide Chiossone 8/1	Genova	56	1,519.29	29,440.13	30,959.42	638.10	30,349.32
Flat	Via Davide Chiossone 8/2	Genova	60	1,895.24	18,928.87	20,824.11	796.00	20,028.11
Shop	Via Davide Chiossone 26 r.	Genova	63	6,129.74	82,278.10	88,407.84	2,573.69	85,839.15
Offices	Via G. D'Annunzio lotto F	Genova	210	427,370.80	38,865.87	466,236.67	179,411.73	286,624.94
Flat	Sal. Montagnola della Marina 3	Genova	1220	88,526.40	17,346.47	105,872.87	37,181.09	68,691.78
Flat	Sal. Montagnola della Marina 3	Genova	*	88,526.40	17,346.47	105,872.87	37,181.09	68,691.78
Flat	Sal. Montagnola della Marina 3	Genova	*	116,968.91	22,292.60	139,261.51	48,706.95	90,554.56
Flat	Sal. Montagnola della Marina 3	Genova	*	115,968.91	23,292.60	139,261.51	48,706.95	90,554.56
Flat	Sal. Montagnola della Marina 3	Genova	*	126,511.54	24,001.59	150,513.13	53,134.85	97,378.28
Flat	Sal. Montagnola della Marina 3	Genova	*	115,968.91	23,292.60	139,261.51	48,706.95	90,554.56
Flat	Sal. Montagnola della Marina 3	Genova	*	126,511.54	24,001.59	150,513.13	53,134.85	97,378.28
Flat	Sal. Montagnola della Marina 3	Genova	*	115,968.91	22,292.60	139,261.51	48,706.95	90,554.56
Flat	Sal. Montagnola della Marina 3	Genova	*	126,511.54	24,001.59	150,513.13	53,134.85	97,378.28
Flat	Via Fracchia 9/41	Genova	87	1,103.59	76,365.30	77,468.94	-	77,468.94
Flat	Via G. Jori 22/2	Genova	60	676.04	50,969.65	51,645.69	-	51,645.69

Location			Area m²	Cost price	Revaluation (1)	Revaluated cost	Depreciation fund at 31/12/00	Balance sheet value
Flat	Via S. D'Acquisto 1/1	Genova	130	1,713.93	[illegible]	81,974.82	-	81,974.82
Shop	Via XXV Aprile 2/1	S. Margherita L.	120	952.60	[illegible]	232,403.40	-	232,403.40
Shop	Via Roma 1	Rapallo	220	3,040.45	120,172.42	124,215.87	558.07	123,657.80
Garage	Via Mazzini 7 (parte - mq. 15)	Tortona	15	286.33	15,141.18	15,527.51	162.26	15,365.25
Flat	Via Sacri Padiglioni 37/4	Alessandria	118	537.70	164,728.45	165,266.21	-	165,266.21
Cellar	Via Sacri Padiglioni 35	Alessandria	5	54.78	1,533.97	1,588.75	54.78	1,533.97
Shop	Piazza Garibaldi 19 D	Alessandria	95	121,696.91	32,822.31	154,722.22	29,261.45	125,460.79
Flat	Piazza Schiaffino 11	Camogli	65	76.82	81,898.00	81,974.82	-	81,974.82
Warehouse	Piazza Schiaffino 6	Camogli	150	153.68	51,492.84	51,645.69	-	51,645.69
Flat	Via Mazzini 29/1	Camogli	136	4,319.20	39,278.51	43,599.84	-	43,599.84
Flat	Via Mazzini 29/2	Camogli	131	4,739.49	46,906.20	51,645.69	-	51,645.69
Shop	Via Mazzini 100	Santa Rocco	73	2,390.53	64,958.95	67,348.48	325.70	67,022.78
Shop	Piazza Lo Scalo - Residenza di Porto	Lavagna	630	903,476.77	1,132,262.92	1,924,739.71	430,609.11	600,070.60
Flat	Via Adige 28/11	Albenga	154	11,750.70	88,211.65	99,962.35	-	99,962.35
Flat	Piazza Unità d'Italia 1/19 sc. A	Imperia	175	10,229.54	102,394.38	112,623.92	-	112,620.92
Cellar	Via Enio 10	Imperia	4	1,028.91	2,225.51	3,254.42	1,022.59	2,228.82
Flat	Via Enio 31/1	[illegible]	134	2,302.00	32,547.70	33,549.70	-	33,549.70
Flat	Via Enio 31/2	[illegible]	136	2,302.00	32,547.70	33,549.70	-	33,549.70
Shop	Via Enio 31 A/29	[illegible]	170	7,433.99	65,474.65	72,908.64	3,142.43	69,766.21
Flat	Via Bergamo 12/1	Arma di Taggia	132	2,062.03	69,468.94	72,300.97	-	72,300.97
Flat	Piazzale Rotari 2/7	Milano	200	822,055.71	488,485.89	1,311,511.30	345,670.80	965,840.50
Flat	Piazzale Rotari 2/7	Milano	200	537,943.51	385,812.72	923,756.23	328,926.44	594,829.79
Shop	Corso Italia 28 R	Santa Rosina	147	10,932.70	168,218.80	179,151.50	10,282.70	168,998.50
Offices	Centro Agora - Corso Borsalino 44	Alessandria	55	95,942.66		95,942.66	43,525.88	52,417.08
	Totale (b)			4,294,435.31	4,600,092.87	8,997,577.20	1,948,868.51	7,048,708.67

c) Other premises

Location			Area m²	Cost price	Revaluation (1)	Revaluated cost	Depreciation fund at 31/12/00	Balance sheet value
Flat	Via Bergamo 12/2	Arma di Taggia	73	6,324.57	60,814.83	67,139.40	-	67,139.40
Flat	Corso Gastaldi 9/12	Genova	91	36,151.88	67,139.40	103,291.28	-	103,291.28
Flat	Via Londra 3A/8	[illegible]	735	135,724.48	-	135,724.48	-	135,724.48
Flat	Via Oristano 7/3	[illegible]	71	60,500.00	-	60,500.00	-	60,500.00
Flat	Via Cappelli 10	[illegible]	415	370,991.07	-	370,991.07	-	370,991.07
Warehouse	Via Amerini 6-8	Genova	134	33,940.00	-	33,940.00	-	33,940.00
Warehouse	[illegible]	[illegible]		152,431.70	-	152,431.70	-	152,431.70
Flat	Via Galileo 22/1	Rapallo	133	100,191.37	-	100,191.37	-	100,191.37
Flat	Via Ribera 41/4	Genova	68	85,000.00	-	85,000.00	-	85,000.00
	Total (c)			981,254.67	128,154.23	1,109,208.50	-	1,109,209.50
	Total (a+b+c)			18,679,676.41	27,282,838.77	46,262,515.18	15,239,910.91	30,822,604.27
	TOTAL REAL ESTATE			142,826,918.04	186,928,876.42	328,756,794.46	90,912,438.06	237,844,238.48

(1) Revaluation Laws 576/75 - 72/83 - 218/90 - 412/91

File No. 82-4758

LEASED FIXED ASSETS REVALUED IN ACCORDANCE WITH LAW 413/91

(Euro)

		REVALUATION LAW 413/91
Via Puggia 43,45,47 r.	Genoa	22,341.92
Piazzetta Tavarone 5	Genoa	1,101.23
Via Macaggi 23/3	Genoa	5,304.13
Via delle Fabbriche 8 f/r	Ge-Voltri	7,148.76
Loc. Anderlino fraz. Avenza	Carrara	24,346.75
Total		60,242.79

CONVERTIBLE BONDS

(Euro)

		Balance at 31/12/2001		
Code	Description	Nominal Value	Cost Price	Book Value
117869	B.INTESA 98-03 CV	11,362.05	-	18,149.74
305691	OLIVETTI 1,5 04	-	-	-
333188	ALITALIA 2,9 CV	-	-	-
Total		**11,362.05**	**0.00**	**18,149.74**

				Balance at 31/12/2002		
Nominal Value	Countervalue	Depreciation	Writebacacks	Nominal Value	Cost Price	Book Value
- 11,362.05	- 25,778.96	7,629.22	-	-	-	-
5.20	5.22	-	-	5.20	100.38	5.22
10,890.21	10,890.21	-	- 874.48	10,890.21	91.97	10,015.73
-466.64	**-14,883.53**	**7,629.22**	**-874.48**	**10,895.41**	**192.35**	**10,020.95**

File No. 82-4758

LIST OF NON SIGNIFICANT INVESTMENTS

Denomination	Head Office	Currency	Capital Stock	Number of our quotas or shares in which Capital stock is divided	Number of our quotas or shares	% our shareholding
AUTOSTRADA DEI FIORI SpA	Savona	Euro	40,000,000.00	40,000,000	6,648,000	16.620
W.T.C. GENOVA SpA	Genoa	Euro	3,660,874.21	101,213	15,453	15.268
SOC. ZONA FRANCA GENOVA Srl	Genoa	Euro	71,872.00	71,872	10,958	15.247
SVILUPPO GENOVA SpA	Genoa	Euro	5,164,500.00	10,000	1,500	15.000
SVILUPPO DELLE VALLI DEL PONENTE SRL	Taggia (IM)	Euro	19,500.00	19,500	2,925	15.000
ILI - Infrastrutture lavori Italia Spa	Genova	Euro	5,000,000.00	5,000,000	750,000	15.000
AREA 24 Spa	Sanremo	Euro	500,000.00	5,000	700	14.000
LIGURCAPITAL SpA	Genoa	Euro	5,681,060.00	11,000	1,182	10.745
GAL AREE RURALI DELLA PROVINCIA DELLA SPEZIA Scrl (1)	Beverino (SP)	Euro	201,159.96	20,115,996	2,065,828	10.270
C.I.V. SpA	Milan	Euro	5,000,000.00	5,000,000	500,000	10.000
F.I.L.S.E. SpA	Genoa	Euro	16,426,275.32	31,588,991	2,783,084	8.810
FINLIGURE SpA - fallita	Genoa	Lit.	8,553,342,765	2,728,339	153,600	5.630
Agenzia Regionale per il Recupero Edilizio SpA	Genoa	Euro	520,000.00	1,000,000	51,276	5.128
PRIAMAR FINANCE SRL	Genoa	Euro	10,000.00	10,000	500	5.000
IAM PIAGGIO SpA - in liquidazione	Genoa	Lit.	200,533,520	911,516	43,034	4.721
LUCCA POLO FIERE & TECNOLOGIA SpA	Lucca	Euro	1,460,000.00	1,460,000	66,138	4.530
COOP. ART. PROV. GE Scrl (1)	Genoa	Euro	626,284.04	62,628,404	2,582,250	4.123
BIC LIGURIA SpA	Genoa	Euro	4,131,680.00	8,000	320	4.000
BANCA D'ITALIA	Rome	Euro	156,000.00	300,000	11,869	3.956
SOC. COOP. AGRICOLA SpA - in liquidazion	Sanremo	Euro	1,050,000.00	3,500,000	131,250	3.750
APPENNINO GENOVESE SRL	Borzonasca (GE)	Euro	90,000.00	90,000	3,120	3.467
BUSINESS DATENBANKEN DM - in liquidazio	Francoforte	Euro	21,715.12	2,171,512	72,384	3.333

(1) Company with variable capital and with shares of varying unitary nominal values. The number of shares making up the company's share capital and the number in our possession was calculated on the basis of an hypothetical unitary nominal value of 0,01 euro.

Denomination	Head Office	Currency	Capital Stock	Number of our quotas or shares in which Capital stock is divided	Number of our quotas or shares	% our shareholding
SOC. REG. PER L'INTERNAZIONALIZZAZION	Genoa	Euro	500,000.00	5,000	150	3.000
IMPIANTI Srl in liquidazione	Vimadrone (MI)	Euro	92,952.00	180,000	5,191	2.884
INTESA HOLDING ASSET MANAGEMENT SpA	Milan	Euro	46,668,752.00	897,476	25,000	2.786
CENTRO FACTORING SpA	Florence	Euro	25,200,000.00	6,300,000	175,000	2.778
FINCANTIERI SpA	Trieste	Euro	337,111,363.00	661,002,673	14,999,994	2.269
CARTASI' Spa	Milan	Euro	27,000,000.00	45,000,000	945,496	2.101
CENTRO LEASING SpA	Firenze	Euro	100,093,642.00	31,279,263	502,359	1.606
CONFIDI LIGURIA Scrl	Genoa	Euro	2,194,677.00	425,325	5,000	1.176
Società per i Servizi Bancari SpA	Milan	Euro	10,763,984.27	82,799,879	835,379	1.009
CENTRALE DEI BILANCI Srl	Turin	Euro	30,000,000.00	30,000,000	250,000	0.833
Cassa di Risparmio di Firenze SpA	*Florence*	*Euro*	*619,154,744.01*	*1,086,236,393*	*8,766,953*	*0.807*
SITEBA - Sistema Telematici Bancari SpA	Rome	Euro	2,600,000.00	5,000,000	33,091	0.662
EUROSIM Società di Intermediazione Mobiliare SpA - in liquidazione	Rome	Euro	2,220,000.00	1,000,000	3,210	0.321
Istituto per l'Enciclopedia della Banca e della Borsa SpA	Rome	Euro	929,725.02	323,946	756	0.233
TM.E. Tecnomeccanica Ecologia SpA	La Spezia	Euro	25,810,538.00	499,720	708	0.142
BORSA ITALIANA Spa	Milan	Euro	8,438,179.36	16,227,268	14,448	0.089
S.I.A. - Cedborsa SpA	Milan	Euro	18,123,684.00	34,853,238	18,167	0.052
EUROTUNNEL (2)	Paris/Folkestone	Euro	344,677,879.37	2,084,247,832	734,290	0.035
S.W.I.F.T.	Bruxelles	Euro	10,844,500.00	86,756	21	0.024
MASTERCARD INCORPORATED	New York	USD	1,000,000.00	100,000,000	1,242	0.001
ELSAG BANKLAB SpA	Genoa	Euro	7,038,000.00	13,800,000	62	0.000

INFORMATION ON SUBSIDIARIES AND OTHER SIGNIFICANT COMPANY INTERESTS

(thousands of Euros)	Galeazzo Srl	Columbus Carige Immobiliare SpA	Immobiliare Ettore Vernazza SpA	Centro Fiduciario SpA	Carige Assicurazioni SpA
BALANCE SHEET	(1)	(1)	(1)	(1)	(1)
ASSETS					
Loans to bank	4,088	-	6	739	3,006
Other loans (4)	73	408	444	209	598,745
Securities	-	-	2,324 (6)	841	354,590 (9)
Equity investments	5	1	-	-	982
Tangible and intangible fixed assets	1,083	24,589	5,715	30	202,530
Other assets	-	6,708	3	6	6,901
Total assets	5,249	31,706	8,492	1,825	1,166,754
LIABILITIES AND STOCKHOLDERS' EQUITY					
Amounts owed to banks	-	9,088	653	364	4,183
Other payables (5)	18	3,192	2,046	214	966,056
Other liabilities	208	-	704	171	76,184 (7)
Stockholders' equity	5,023	19,426	5,089	1,076	120,331
Total liabilities and stockholders' equity	5,249	31,706	8,492	1,825	1,166,754
INCOME STATEMENT					
Profit (loss) on ordinary activities	321	- 700	1,462	239	3,654
Extraordinary profit (loss)	2	870	6	1	570
Changes of reserves for general bank	-	-	-	-	-
Taxation	112	33	133	115	1,973
Profit (loss) for the financial year	211	137	1,335	125	2,251

(1) Financial statements as of 31/12/02 prepared by directors.
(2) Financial statements as of 31/12/01.
(3) Financial statements as of 30/09/02.
(4) With reference to insurance companies, item is related to reserves of reinsurers and retrocessionaries.
(5) With reference to insurance companies, item includes actuarial, premium and damage reserves.
(6) Own shares.
(7) Includes subordinated liabilities of 46,000 thousand euros.
(8) Includes shareholders' provisions for losses recorded during the year.

Carige Vita Nuova SpA	Banca del Monte di Lucca SpA	Bankenunion Frankfurt Am Main Aktiengesellschaft	Cassa di Risparmio di Savona	Eptaconsors SpA.	Argo Finance One Srl	Consorzio per Giurista di Impresa
(1)	(1)	(3)	(1)	(2)	(1)	(2)
8,057	14,702	202,429	345,944	1,468	10	12
473,440	274,126	165,958	621,228	1,843	-	20
487,766	72,125	185,058	238,589	112,597	-	-
529	738	51	28,465	44,290	-	-
68,677	12,845	1,226	18,257	853	3	-
7,921	14,654	258	97,891	76,329	17	32
1,046,390	389,190	554,980	1,350,374	237,380	30	64
-	55,723	511,307	9,563	99	-	-
996,306	284,298	20,288	1,090,597	95,879	-	19
872	23,123	750	94,053	66,077	20	-
49,212	26,047	22,635	160,811	75,325	10	45
1,046,390	389,191	554,980	1,355,024	237,380	30	64
4,238	3,346	12	19,084	17,447	-	- 32
125	93	-	3,294	300	-	-
-	-	-	- 11,000	-	-	-
2,176	1,869	1	8,700	6,344	-	-
2,187	1,570	11	24,678	11,403	-	- 32

INFORMATION ON OPEN PENSION FUND "FONDO PENSIONE APERTO CARIGE"

	"Asset defence" investment		"Contribution paid development" investment		"Long term asset revaluation" investment	
BALANCE SHEET - ACCUMULATION OF CAPITAL	31/12/2002	31/12/2001	31/12/2002	31/12/2001	31/12/2002	31/12/2001
10 - Investments	4,160,339	491,025	6,649,031	1,510,689	11,066,111	4,790,454
10 a) - Investments - banking deposits	677,162	6,205	1,228,021	202,860	1,487,002	623,525
10 h) - Investments - mutual funds and unit trusts	3,472,471	484,358	5,398,568	1,306,089	9,532,962	4,160,876
10 l) - Investments - accrued income and prepaid expenses	-	462		1,740	-	6,053
10 n) - Financial trust management: other assets	10,706	-	22,442	-	46,147	-
30 - TAX CREDIT	608	1,218	36,131	5,000	195,150	35,392
30 a) - Tax credit on "imposta sostitutiva" paid	521	-	32,944	1,813	188,985	29,227
30 b) - Tax credit on collective investment schemes	87	1,218	3,187	3,187	6,165	6,165
10 - Pension and health trust management: liabilities	-	-	-5,449	-	-1,357	-
10 a) - Pension and health trust management: amounts	-	-	-5,449	-	-1,357	-
30 - Financial management liabilities	-6,799	-259	-16,317	-1,364	-39,567	-5,849
30 c) - Accruals and payables liabilities		-259		-1,364		-5,849
30 d) - Financial trust management: other liabilities	-6,799		-16,317		-39,567	
40 - Tax liabilities	-	-1,131	-	-	-	-
100 - Net asset for benefit	4,154,148	490,853	6,663,396	1,514,325	11,220,337	4,819,997
Credit account (1)	1,296,678	433,010	1,666,108	1,163,495	1,330,433	1,621,837
INCOME STATEMENT - ACCUMULATION OF CAPITAL						
10 - Settlement of social security contributions	3,567,106	372,066	5,231,319	1,075,078	7,522,377	3,257,134
10 a) - Social security contributions	3,638,503	378,583	5,327,818	1,082,675	7,631,318	3,281,777
10 c) - Transfer and redemptions	-68,005	-4,410	-88,788	-1,306	-90,416	-7,703
10 f) - Other contributions	-3,392	-2,107	-7,711	-6,290	-18,525	-16,940
20 -Settlement of financial management	110,986	10,845	-65,926	-9,242	-1,151,509	-222,959
20 a) - Dividends and interests	3,708	2,724	5,546	13,094	7,164	52,325
20 b) - Profits (losses) from financial transactions, net	107,278	8,121	-71,472	-22,336	-1,158,673	-275,283
30 - Operating expenses	-15,318	-1,782	-47,452	-10,431	-130,286	-48,906
30 a) - Management trust	-15,084	-1,717	-46,784	-10,366	-129,415	-48,836
30 b) - Other expenses	-234	-65	-668	-65	-871	-70
50 - "Imposta sostitutiva" (Law 85/95)	521	87	31,130	5,000	159,758	35,392
Changes on net asset for benefits (10)+(20)+(30)+(50)	3,663,295	381,216	5,149,071	1,060,406	6,400,340	3,020,661

(1) Amounts due but not collected at 31/12/2002

File No. 82-4758

LIST OF EXCHANGE RATES USED IN CONVERTING CURRENCY INTO LIRE

	CURRENCY	2002	2001
US dollar	USD	1.04870	0.88130
British pound	LGS	0.65050	0.60850
Danish krone	DKR	7.42880	7.43650
Canadian dollar	CAN	1.65500	1.40770
Japponese yen	YEN	124.39000	115.33000
Swiss franc	FS	1.45240	1.48290
Norwegian krone	NKR	7.27560	7.95150
Swedish krona	SKR	9.15280	9.30120
Australian dollar	AUD	1.85560	1.72800
South African rand	RND	9.00940	10.43020
Hong Kong dollar	HKD	8.17810	6.87230
Indian rupee	RPS	50.20000	42.65000
Tunisian dinar	TND	1.40300	1.29600
Malaysian ringgit	MYR	-	3.35500
Moroccan dirham	MAD	10.53990	10.23100
Singapore dollar	SGD	1.81990	1.63060
United Arab Emirates dirham	AED	3.64875	3.23900
Czech koruna	CZK	31.57700	31.96200
Argentine peso	ARS	-	0.88300
Mexican peso	MXN	10.75050	8.05750
Brazilian cruz	BRL	3.66513	2.05600
Indonesian rupee	IDR	9317.26000	9165.10000
Philippines peso	PHP	55.38330	45.58000
Thaylandian bath	THB	45.07160	38.98000
Hungaryan forint	HUF	236.29000	245.18000
Polish zloty	PLZ	4.02100	3.49530
Venezuelan bolivar	VEB	1443.00000	671.90000
Israeli shekel	ILS	4.99404	3.86400
Peruvian sol	PEN	3.66593	3.03250
South korean won	KRW	1247.51000	1161.55000
New Zeland dollar	NZD	1.99750	2.12150
Algerian dinar	DNA	81.89550	66.60000
Sri Lanka rupee	LKR	-	82.20000
Qatar riyal	QAR	3.79360	3.21000
Libyian dinar	LYD	1.27815	0.56467
Honduras lempira	HNL	17.62980	14.08320
Saudi Arabian riyal	SAR	3.90303	3.30871
Chinese renbimby	RBY	8.62941	7.30253
Uruguayan peso	UYP	28.04560	12.41830
C.F.A. franc	XAF	655.95700	655.95700
Mauritanian anguiya	MRO	283.37300	228.78600
Yemeni riyal	YER	185.39600	150.60800
Jordanian dinar	JOD	0.73891	0.62555
Bahrain dinar	BHD	-	0.33250
Iranian riyal	IRR	8329.96000	1544.02000
Egyptian pound	EGP	4.81816	4.04000
Kuwait dinar	KWD	0.31319	0.27042
Iraqi dinar	IQD	0.32412	0.27560
Pakistan rupee	PKR	60.82800	53.04620
C.F.A.franc (BCEAO)	XOF	655.95700	655.95700
Maltese lira	MT	0.41790	0.39960
Namibian dollar	NAD	8.97910	8.49300
Turkish lira	TR	1713000.00000	1,270,000.00000

File No. 82-4758



CONSOLIDATED ACCOUNTS

2002



BANCA CARIGE GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Pro forma data (8) 31/12/01	Pro forma Change % 2002	Pro forma Change % 2001
BALANCE SHEET (1)								
Total assets	15,388.9	14,121.7	13,961.8	12,801.5	10.2	14,596.4	4.5	2.9
Funding	12,424.9	11,282.3	11,216.7	10,344.8	10.8	11,699.7	4.3	0.7
- Customer Deposits	10,558.2	9,943.9	9,377.2	8,131.2	12.6	10,085.4	7.6	8.7
- Amounts owed to customers	6,900.8	*6,167.7*	*5,838.1*	*5,010.8*	18.2	6,446.6	10.4	7.1
- Debts evidenced by certificates	3,657.4	*3,776.2*	*3,539.1*	*3,120.4*	3.3	3,638.8	2.8	11.3
- Deposits from Banks	1,466.4	938.1	1,439.2	2,213.4	1.9	1,214.0	- 15.6	- 46.5
- Funds managed on behalf of third parties	0.3	0.3	0.3	0.2	-	0.3	-	50.0
- Subordinated loans	400.0	400.0	400.0	-	-	400.0	-	...
Other Financial Intermediation Activities (OFIA)	14,176.0	13,291.5	12,884.8	12,297.8	10.0	13,199.5	2.4	- 2.0
- Assets Under Management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	- 1.1
- Assets in Custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	- 2.8
Total Financial Intermediation Activities (TFIA)	24,734.2	23,235.4	22,262.0	20,429.0	11.1	23,284.9	4.6	2.3
Lending (2) (3)	13,210.9	12,070.0	12,317.2	11,527.6	7.3	12,564.2	2.0	2.4
- Loans to Customers (2) (3)	9,495.1	8,505.3	8,341.4	7,539.0	13.8	8,984.3	7.7	3.8
- Loans to Banks (2)	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
- Securities	2,387.7	2,691.5	2,800.7	2,990.2	- 14.7	2,387.7	- 14.7	- 6.3
- *Investiment Securities*	*242.0*	*391.8*	*460.1*	*405.6*	- 47.4	242.0	- 47.4	13.4
- Trading Securities	*2,145.7*	*2,299.7*	*2,340.6*	*2,584.6*	- 8.3	2,145.7	- 8.3	- 9.4
Shareholders' Equity (4)	1,305.8	1,304.2	1,275.5	1,260.0	2.4	1,305.8	2.4	1.2
GROUP INSURANCE COMPANIES (1)								
Total premiums	676.2	459.6	668.4	778.7	1.2			
Damages paid-out	430.3	311.9	512.9	528.9	- 16.1			
INCOME STATEMENT (1)								
Operating Income	186.4	125.0	213.2	207.4	- 12.6			
Income from Ordinary Activities	112.0	83.3	162.6	152.9	- 31.1			
Income before Taxation	128.5	86.6	178.0	160.8	- 27.8			
Net Income	66.2	43.0	96.1	80.3	- 31.1			
RESOURCES (5)								
Number of branches	452	409	403	342	12.2	410.0	1.7	-
Number of employees	4,111	4,107	4,104	3,701	0.2	4,111.0	0.2	2.2
Insurance companies:								
- number of branches	443	448	482	558	- 8.1			
- number of employees	402	406	408	405	- 1.5			
FINANCIAL RATIOS								
Non interest income / Gross operating income	48.08%	47.39%	47.64%	46.33%				
Operating costs / Gross operating income	72.74%	75.05%	68.89%	67.16%				
Income before Taxation / Shareholders' Equity (4)	9.84%	6.64%	13.96%	12.76%				
ROE	5.07%	3.29%	7.53%	6.37%				
ROAE (6)	5.13%	3.33%	7.58%	6.29%				
SOLVENCY RATIOS (7)								
Risk-Weighted Assets (RWA) (1)	10,164.1	9,491.6	9,231.1	7,977.0	10.1			
Tier 1% of RWA	7.13%	8.67%	8.71%	13.07%				
Total Capital % of RWA	9.01%	12.60%	12.56%	12.39%				

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy.Excluding ratios at 31/3/2002.

(8) Pro forma data and changes of 2002 exclude ex Capitalia branches data; pro forma changes exclude ex Intesa branches data.

BASIS OF CONSOLIDATION



Fondazione Cassa di Risparmio di Genova e Imperia (1)
43.37%
CDC (1)
11.02%
WestLB (1)
7.76%
Basilese Insurance Group (1)
5.90%
El Monte (1)
3.48%
Gefip Holding (1)
2.28%
Cattolica Assicurazioni (1)
2.00%
Others (1)
24.19%
BANCA CARIGE SpA
SUBSIDIARIES
ASSOCIATED COMPANIES
BANKING ACTIVITIES
Banca del Monte di Lucca SpA (54,00%)
Cassa di Risparmio di Savona SpA (95,90%)
FINANCIAL ACTIVITIES
Ligure Leasing SpA 100,00%
Argo Finance One Srl (60,00%)
INSTRUMENTAL ACTIVITIES
Galeazzo Srl (2) (100,00%)
Columbus Carige Immobiliare SpA (99,98%)
Immobiliare Ettore Vernazza SpA (3) (90,00%)
100.00% Immobiliare Carisa Srl
TRUSTEE ACTIVITIES
20.00% Centro Fiduciario SpA (71,93%)
BANKING ACTIVITIES
Frankfurter Bankgesellschaft AG (47,50%)
FINANCIAL ACTIVITIES
Eptaconsors SpA (20,24%)
INSURANCE ACTIVITIES
Carige Assicurazioni SpA (4) (89,18%)
Carige Vita Nuova SpA (92,81%)
FINANCIAL ACTIVITIES
4,00% Autostrada dei Fiori SpA (16,62%)

Banca Carige's share holding is shown in brackets.

(1) Quota calculated on the basis of ordinary shares only
(2) The Company has a 0.02% holding in Columbus Carige Immobiliare SpA.
(3) The Company holds 10.00% of its own shares.
(4) New trading name of Levante Norditalia S.p.A. with effect 16/12/2001



CONSOLIDATED BOARD OF DIRECTORS' REPORT

INTRODUCTION

To the Shareholders of Banca Carige Group,

These consolidated financial statements have been prepared in accordance with Legislative decree 87/92 in addition to the specific requirements stated in the Bank of Italy's ruling of 30/7/92 and subsequent modifications with regards to the accounting procedures to be followed in the preparation of consolidated banking statements.

The Bank has taken advantage of article 82 of Consob's ruling 11991 of 14/5/99 and the exemption contained therein with regards to the publication of fourth quarter statements on the condition that these consolidated annual statements are made public no later than 90 days after the close of the accounting period.

This report includes the consolidated statements at 31/12/02, 30/9/02, 31/12/01 and 31/12/00 of the Banca Carige Group.

At the end of 2002 total funds of the parent company Banca Carige SpA (direct and indirect deposits, lending to customers, interbank deposits) included amounts handled by the 42 branches acquired from the Capitalia Group (acquisition came into effect from 31/12/02). In order to aid comparison between different accounting periods, pro-forma statements illustrating the Banca Carige Group's total financial intermediation activities have been prepared. They are as follows: a column recording percentage variations at 31/12/02 in comparison to 31/12/01, excluding the contribution of the ex-Capitalia branches, and another at 31/12/01 in comparison to 31/12/00, excluding the contribution of the 61 ex-Intesa branches.

A breakdown of the activities related to the ex-Capitalia branches by product, territory, sector, etc. was carried out on the basis of information currently available.

AN OVERVIEW OF THE YEAR

There were few significant improvements in the world's economy during 2002 in comparison to the previous year. Several factors contributed to an opaque performance overall: the downturn in American industry, structural problems in the German and Japanese economies, crises in certain major countries not least in Argentina, the collapse of some large industrial groups with an international presence, political and military crisis in the Gulf area. The only two countries that were able to record significant levels of growth were China and India, both of which were aided by vast domestic markets. Some promise can be found in the emerging economies of central and eastern Europe. World GDP for the year is expected to rise by around 2.3%, slightly better than in the previous year.

The **United States'** economy grew at an annual rate of 2.3%, considerably higher than the minimal growth of 2001. Inflation was low at 1.6%, whilst unemployment rose one percent to 5.8%.

The **European Monetary Union** recorded more substantial contractions in industrial production in comparison to the US: GDP dropped from 1.4% in 2001 to 0.7% in 2002.

There was limited growth in **Italy**'s economy during 2002 (+0.4%) above all as a result of a sluggish first six months. Key figures include modest growth in domestic consumption (+0.5%) and stock (+0.5%), and a negative balance of trade (-0.6%). In particular, imports rose 2.6%, whilst exports increased by only 0.6% as a result of a worsening of competitiveness on traditional markets, the slowing down of trading partners' economies, and positioning on non-dynamic markets.

The slowing down in production and investment levels was reflected during the year by inflation, which though affected by the introduction of the euro, actually dropped from 2.8% in 2001 to 2.5%. This figure is still higher than most other countries of the European Monetary Union.

On the jobs front, there was a 1.2% rise in

employment in comparison to 2.1% in the previous year.

Liguria was by no means immune to the conditions described above. The year represented an interruption in the growth recorded over the previous two years. The year can be divided into two parts: a continuation of the positive trend that characterised 2001, followed by signs of a slowing down in the second half. In particular, some positive results came from industry, thanks to orders signed in 2001, in manufacturing, shipbuilding, and high technology. The port system of the region continued to expand both in terms of goods and passenger traffic. With regards to jobs, the region slowly continues to move towards the employment levels of other regions in the north although some difficulties were present. Tourism in Liguria continued to have problems.


AN OVERVIEW OF THE YEAR
FOR THE BANCA CARIGE
GROUP

The last ten years has seen the transformation of the **parent company** Banca Carige from a savings bank operating exclusively within the four provinces of the Liguria region to a listed public limited company – Banca Carige SpA (referred to also in this report as "the Bank" or "Carige") – the parent company of the Banca Carige Group (referred to in this report also as "the Group") equipped to offer a wide range of banking, financial, and assurance/insurance solutions. Our multi-legged strategy can be summarised as follows:

- **national**, working from its traditional stronghold of Liguria the Group will continue to expand into new market areas highlighting the need to recognise the importance of creating strong ties with the local community;
- **retail**, focusing on the family, small and medium-sized businesses, and local authorities;
- **universal**, in terms of the range of borrowing and lending products, and services offered by the Group;
- **multi-channel**, exploiting the opportunities offered by various integrated distribution solutions (real, remote, mobile);
- **aggregation point** for other small and medium-sized banks with particular location, structural and management characteristics whose inclusion in the Group is compatible with the Group's strategic objectives.

The Banca Carige Group's strategic objective is to create lasting value for our shareholders and stakeholders. We believe this can be achieved by expanding operational capacity, increasing profitability, and heightening efficiency. These objectives will be realised via seven different profiles: market; finance; organisation and human resources; information and communication technology; capital management; merger and acquisition. Full details are given in the parent company's report in the section "Strategy".

Turning to the principal operations involving the Group leader during the year, the securitisation of performing mortgages was completed in the first quarter with the offer and subscription of the raft of bond tranches, and related payment.

Banca Carige increased its holding in the Group insurance company Levante Norditalia from 87.01% to 89.18%.

In May Banca Carige completed the purchase of shares held by private investors and Cassa di Risparmio di Livorno in Centro Fiduciario; Carige's holding as a result rose to 71.93%.

Thanks to the opening of a recently opened desk at the Liguria Region's offices in Brussels, the Group is equipped to offer its customers assistance in their dealings with the various bodies of the European Community.

Shareholders of Banca Carige were given the option to convert up to a quarter of the ordinary shares in their possession into savings shares, as deliberated by the Extraordinary Shareholders Meeting held on 31st January. As a result, Banca Carige's share capital at 1/7/02 was made up by 1,020,549,614 shares with a nominal value of euro 1 each, of which 879,906,068 ordinary shares and 140,643,546 savings shares.

The latter were admitted to trading on the Milan automated quotation market (MTA) on 4th December 2002.

On 2nd August 2002, Banca Carige completed the purchase of a 14% holding in Area 24 SpA, a company formed to promote, project and carry out the environmental renewal of ex-railway sites in the west of the region. On 3rd

September the Bank sold its holding (3.35%) in Immocri SpA.
On 20th September the Cassa di Risparmio di Genova e Imperia Foundation sold a total of 4% of its holding in Banca Carige; 2% to Cattolica Assicurazioni and 2% to WestLB.
The Foundation's total holding in Carige as a result dropped to 43.37%.
At the end of the year, Banca Carige exercised a share option right for the purchase from the Banca del Monte di Lucca Foundation of 750,000 Banca del Monte di Lucca shares, equivalent to 3% of share capital. The Group leader's holding in the Lucca bank, a Carige Group subsidiary, consequently rose from 51% to 54%.
In the last quarter of the year, Banca Carige acquired 42 branches belonging to the Capitalia Group. The branches are located in six regions, extending the Bank's presence to twelve Italian regions. The acquisition saw the central regions of Marches and Umbria entering the Group's distribution network for the first time.
There was further expansion in the Group network during the year with the opening of branches in Rome, in Sardinia (two branches), Genoa (2) and Milan.
Banca Carige launched its Personalised Financial Consultancy service in the private banking districts of Rome (15th January), Bologna (28 February), Barletta (3rd April) and Cremona (22nd April). A Corporate Financial Consultancy for Lombardy started operations in October.
The Board of Directors of Banca Carige in its meeting of 4th November deliberated the renewal, by nominating its elective members, of the Bank's executive committee. Subsequently, the committee is composed, in addition to the Chairman, Vice Chairman and Managing Director as foreseen by article 25 of the Bank's by-laws, by the following members: Prof. Adalberto Alberici, Advocate Andrea Baldini, Mr Mario Capelli, Mr Paolo Cesare Odone and Mr Enrico Maria Scerni.
In order to promote the use of the Group's on line services amongst our customers, an internet point was opened in October in Genoa, "Punto Web Carige", combining start-of-the-art technologies with maximum security.
During November the total sale of the Group's holding in Mediocredito Ligure was deliberated (Banca Carige's holding: 1.76%; Cassa di Risparmio di Savona: 0.25%).
In line with changes in the company purpose resolved by Intesa Asset Management SGR SpA, the Banca Carige Group exercised its right of withdrawal from the company share capital in the form of holdings on the part of Banca Carige (2.79%) and Cassa di Risparmio di Savona (0.28%).
In December the sale of 105,078 shares in Monte Titoli SpA to Borsa Italiana SpA was completed. In addition to the corresponding payment in cash, the Group received 14,448 shares in Borsa Italiana.
Banca Carige at the end of the year approved, pursuant to Borsa Italiana's Regulation of Organised and Managed Markets, the best practices document "Code of Best Practices regarding internal dealing and reserved information".
The Group's range of bancassurance products was enhanced during the year: the existing unit linked multibrand line is now flanked by capital guaranteed products.
Three new asset management lines were launched: "Dinamica e Garantita", "GP Soluzione Protetta" and "Traguardo Sicuro".
The Group's lending offer was also extended in 2002 with the introduction of a 100% mortgage package.
The Group's banks during the year adhered to the Italian Banking Association's voluntary code of conduct regarding transparency in the area of mortgages.
The initiative is the result of an agreement at European level between the European Commission and banking associations and consumer organisations which aims at providing mortgage seekers clear and complete information about the mortgage on offer as well as the possibility of comparing it with others.
The Group introduced its "Assurbanca" project in 2002: network integrations between our banking and insurance activities are expected to generate significant synergies.
Consequently, agreements have been signed with the Group's insurance companies that provide for various forms of collaboration in order to increase customer numbers. Individual insurance agents can perform a series of roles including that of financial consultant. Net technologies introduced during the year allow those involved in the process to interact so eliminating distance-related obstacles.

The Group's banking subsidiary **Cassa di Risparmio di Savona SpA** opened a new branch on 19th February in Piedmont (Bra). It also launched three operating districts for its Personalised Financial Consultancy programme during April.
At the end of December the securitisation of non performing credits via the SPV Priamar Finance was carried out.
In December the Savona bank sold its entire holding in Cedacri Ovest SpA.
The other bank of the Group, **Banco del Monte di Lucca SpA**, opened two branches in its operating region of Tuscany (the first in September in Pisa, followed by Pistoia in November) in addition to launching on 2nd January its Personalised Financial Consultancy service operations from the bank's head offices in Lucca.
The insurance subsidiary, **Levante Norditalia Assicurazioni SpA**, changed its trading name during the year to **Carige R.D. Assicurazioni e Riassicurazioni SpA**. The company's financial base was strengthened during the year by means of a share capital increase of 20 million euro and a second subordinated bond issue for 10 million, both of which were subscribed fully by Banca Carige.
After the success in the first half of the year of the fund lines Carige Index Four International and Carige Index Mixed International, **Carige Vita Nuova SpA** broadened the product range with the offer of two unit-linked, capital-guaranteed products: Carige Unit Doppia Garanzia and Carige Unit Tre Garanzie. The network of insurance offices successfully distributed the life policy managed separately by Norvita.
Rationalisation of the Group's operational structures continued during the year with the decision on the part of Banca Carige that the activity of the subsidiary **Ligure Leasing SpA** shall continue exclusively for the purpose of completing its existing contracts. From now onwards, Carige leasing products will be made available at the counters of Cassa di Risparmio di Savona. Rationalisation is completed by the purchase at 31/12/02 of Ligure Leasing's existing contracts by Banca Carige as foreseen by article 58 of Legislative decree 385/93. The purchase of the bundle of Ligure Leasing's contracts is subject to the following conditions: the contracts must be performing; expiry date after 31/12/03; stipulated after 1/1/95. Consequently, contracts totalling 48.2 million were transferred to Banca Carige, leaving Ligure Leasing with total assets of 18.9 million. In the meantime the majority of Ligure Leasing staff (around 20 persons) will be transferred to other Group companies.
The parent company Banca Carige increased its holding in **Centro Fiduciario SpA** from 71.85% to 71.93%.
Total **staff** levels for the Group at 31st December 2002 rose to 4,111; 69.3% of the total is destined to market-related activities. The employees of the insurance subsidiaries numbered 402 at the end of the year.
Information regarding the performance of Banca Carige shares can be found at a specific section of the Directors' Report for the Parent Company.

INTERMEDIATION ACTIVITIES

Net assets for the Banca Carige Group at 31st December 2002 totalled 15,388.9 million, an increase of 10.2% in comparison to 2001.
Total **Financial Intermediation Activities** reached 24,734.2 million (+11.1% over 2001; +4.6% when taking into consideration the pro forma results).

TOTAL FINANCIAL INTERMEDIATION ACTIVITIES *(millions of Euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b)	**24,734.2**	**23,235.4**	**22,262.0**	**20,429.0**	**11.1**	**23,284.9**	**4.6**	**9.0**
Direct deposits (a)	**10,558.2**	**9,943.9**	**9,377.2**	**8,131.2**	**12.6**	**10,085.4**	**7.6**	**15.3**
% Total	*42.7%*	*42.8%*	*42.1%*	*39.8%*		*43.3%*		
Indirect deposits (OFIA) (b)	**14,176.0**	**13,291.5**	**12,884.8**	**12,297.8**	**10.0**	**13,199.5**	**2.4**	**4.8**
% Total	*57.3%*	*57.2%*	*57.9%*	*60.2%*		*56.7%*		
- Assets under management	7,034.0	6,344.5	6,421.6	6,091.7	9.5	6,498.4	1.2	5.4
% Total	*28.4%*	*27.3%*	*28.8%*	*29.8%*		*27.9%*		
% OFIA	*49.6%*	*47.7%*	*49.8%*	*49.5%*		*49.2%*		
- Assets in custody	7,142.0	6,947.0	6,463.2	6,206.1	10.5	6,701.1	3.7	4.1
% Total	*28.9%*	*29.9%*	*29.0%*	*30.4%*		*28.8%*		

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

Total **deposits** amounted to 12,424.9 million, up 10.8% (31/12/01: 11,216.7 million). The pro forma increase was 4.3%.

FUNDING *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b+c+d)	**12,424.9**	**11,282.3**	**11,216.7**	**10,344.8**	**10.8**	**11,699.7**	**4.3**	**0.7**
Direct deposits (a)	**10,558.2**	**9,943.9**	**9,377.2**	**8,131.2**	**12.6**	**10,085.4**	**7.6**	**8.7**
-Amounts owed to customers	6,900.8	6,167.7	5,838.1	5,010.8	18.2	6,446.6	10.4	7.1
current accounts	5,720.1	4,931.8	4,766.5	4,017.0	20.0	5,352.9	12.3	9.2
repurchase agreements	644.9	785.4	608.6	575.3	6.0	644.9	6.0	-0.5
saving deposits	531.1	447.4	451.0	405.9	17.8	444.1	-1.5	-2.7
loans	0.8	1.1	3.8	9.8	- 76.5	0.8	-76.5	-65.3
other borrowings	3.9	2.0	8.2	2.8	- 54.7	3.9	-54.7	...
-Debts evidenced by certificates	3,657.4	3,776.2	3,539.1	3,120.4	3.3	3,638.8	2.8	11.3
bond certificates	3,146.6	3,272.5	2,943.4	2,498.1	6.9	3,146.6	6.9	17.4
certificates of deposits	429.5	442.2	515.1	528.2	- 16.6	410.9	-20.2	-13.1
outstanding cheques	81.3	61.5	80.6	81.4	0.9	81.3	0.9	-1.0
cash bonds	-	-	-	12.7	...	-	...	-100.0
-short term deposits	7,357.0	6,704.8	6,318.9	5,461.1	16.4	6,902.7	9.2	6.3
-long term deposits	3,201.2	3,309.1	3,058.3	2,670.1	4.7	3,182.6	4.1	13.6
Amounts owed to credit institutions (b)	**1,466.4**	**938.1**	**1,439.2**	**2,213.4**	**1.9**	**1,214.0**	**-15.6**	**-46.5**
Deposits	1,148.4	604.4	1,122.3	1,678.2	2.3	896.0	-20.2	-48.3
Financing	274.1	302.4	289.7	294.9	- 5.2	274.1	-5.2	-2.0
Current accounts	43.7	31.3	26.9	48.1	62.5	43.7	62.5	-44.1
Repurchase agreements	-	-	-	192.2	...	-	...	- 100.0
	0.2	-	0.3	-	-77.8	0.2	- 77.8	...
Funds managed on behalf of third parties (c)	**0.3**	**0.3**	**0.3**	**0.2**	**-**	**0.3**	**0.0**	**50.0**
Subordinated loans (d)	*400.0*	400.0	*400.0*	-	0	400	-	...

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

There was a 12.6% increase in **direct deposits** in comparison to 2001. The total at 31/12/02 was 10,558.2 million. There was a

general rise in all deposit components with the exception of certificates of deposit.
The short-term component rose to 7,357.0 million (+16.4%); of this, current accounts account for 5,720.1 million, an increase of 20%. Medium/long-term deposits rose 4.7% to 3,201.2 million. Within this aggregate, bonds rose 6.9% to 3,146.6 million.
The sectorial distribution of direct deposits shows the importance of families, which account for 65.3% of the total, albeit down on the previous year's figure of 66.8%, followed by non financial and family businesses at 1,028.4 million, 17.7% of the aggregate total (2001: 1,028.4 million; 17.6% of the total).
Amounts owed to banks rose 1.9% from 1,439.2 million at the end of 2001 to 1,466.4 million.
Funds managed on behalf of third parties remained marginal at 0.3 million.

DIRECT DEPOSITS (1) - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Amounts owed to customers	**6,900.8**		**5,838.1**		**5,010.8**	
Public Administration	193.0	2.8%	211.4	3.6%	115.7	2.3%
Financial institutions	674.3	9.8%	298.0	5.1%	333.3	6.7%
Non-financial institutions and personal businesses	1,219.1	17.7%	1,028.4	17.6%	864.0	17.2%
Private social bodies	217.2	3.1%	310.8	5.3%	226.3	4.5%
Families	4,505.9	65.3%	3,900.9	66.8%	3,425.3	68.4%
Total residents	**6,809.5**	**98.7%**	**5,749.6**	**98.5%**	**4,964.6**	**99.1%**
Rest of the world	91.3	1.3%	88.6	1.5%	46.2	0.9%
Total	**6,900.8**	**100.0%**	**5,838.1**	**100.0%**	**5,010.8**	**100.0%**
Debts evidenced by certificates	**3657.4**		**3,539.1**		**3,120.4**	
TOTAL DIRECT DEPOSITS	**10,558.2**		**9,377.2**		**8,131.2**	

(1) Captions 20 and 30 of Liabilities and Stockholders' equity.

The purchase of 42 branches from the Capitalia group on the part of Banca Carige had significant effects on the geographical distribution of the Group's direct deposits. Liguria continues to be the primary area for deposits (77.7%), also accounting totally for the Bank's EMTN programme. However, the share of other regions is increasing: in particular, Latium in the centre of the country accounts for 4.6% of total Group deposits followed by Sicily (4.1%), Lombardy (3.3%), Tuscany (2.8%), and Piedmont (2.4%). The share of total deposits represented by the Group's other operating regions is: Emilia Romagna (1.7%), Apulia (1.1%) and Veneto, Sardinia, Marches and Umbria all at below 1%.

DIRECT DEPOSITS (1) - GEOGRAPHICAL DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	8,207.7	77.7%	7,784.6	83.0%	7,301.3	89.9%
Latium	490.4	4.6%	144.9	1.5%	-	-
Sicilia	436.8	4.1%	363.3	3.9%	197.3	2.4%
Lombardia	345.7	3.3%	271.9	2.9%	139.4	1.7%
Toscana	291.7	2.8%	261.7	2.8%	223.1	2.7%
Piemonte	258.0	2.4%	218.9	2.3%	132.3	1.6%
Emilia Romagna	176.8	1.7%	145.1	1.5%	105.2	1.3%
Puglia	118.3	1.1%	85.9	1.0%	-	-
Veneto	87.2	0.8%	46.3	0.5%	6.8	0.1%
Sardegna	52.7	0.5%	30.2	0.3%	8.3	0.1%
Marches	47.9	0.5%	-	-	-	-
Umbria	18.4	0.2%	-	-	-	-
Total Italy	**10,531.6**	**99.7%**	**9,352.8**	**99.7%**	**8,113.7**	**99.8%**
Abroad	26.6	0.3%	24.4	0.3%	17.5	0.2%
Total	**10,558.2**	**100.0%**	**9,377.2**	**100.0%**	**8,131.2**	**100.0%**

(1) Balance Sheet (Liabilities) captions 20 and 30.

Indirect deposits (other financial intermediation activities) rose 10% to 14,176 million. On the basis of pro forma results excluding the ex-Capitalia branches there was a 2.4% change in this aggregate over the year. Within the aggregate, assets under management increased 9.5% to 7,034 million and assets in custody totalled 7,142 million (+10.5%). On the basis of pro forma results there were increases in both asset management (+1.2%%) and assets in custody (+3.7%).
Within **asset management**, mutual funds rose by 12.3% to 3,897.1 million; private banking was down 2.5% to 2,359.8 million and bancassurance rose 46.1% to 777.1 million.
Assets in custody includes Italian government securities, and other debt and capital securities. The former recorded an 11% rise to 4,251.7 million, whilst other capital and debt securities increased their value by 9.8% to 2,890.3 million.
Here too families account for a significant share of indirect deposits: 85.5% or 11,831 million.

INDIRECT DEPOSITS *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b)	14,176.0	13,291.5	12,884.8	12,297.8	10.0	13,199.5	2.4	-2.0
Assets under management (a)	**7,034.0**	**6,344.5**	**6,421.6**	**6,091.7**	9.5	**6,498.4**	**1.2**	**-1.1**
- Mutual funds and unit trusts	3,897.1	3,526.0	3,470.0	3,088.8	12.3	3,623.2	4.4	5.3
- Private banking	2,359.8	2,250.8	2,419.7	2,581.3	- 2.5	2,240.6	-7.4	-12.2
including: Security management (2)	1,186.9	1,179.5	1,161.0	1,212.2	2.2	1,183.2	1.9	-4.6
Mutual funds management	1,172.9	1,071.3	1,258.7	1,369.1	- 6.8	1,057.4	-16.0	-19.0
- Bancassurance products	777.1	567.7	531.9	421.6	46.1	634.6	19.3	19.8
Assets in custody (b)	**7,142.0**	**6,947.0**	**6,463.2**	**6,206.1**	10.5	**6,701.1**	**3.7**	**-2.8**
- Government securities	4,251.7	4,275.6	3,831.3	3,676.3	11.0	4,023.6	5.0	0.3
- Others	2,890.3	2,671.4	2,631.9	2,529.8	9.8	2,677.5	1.7	-7.3

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.
(2) The figure includes the entire securities portfolio of the insurance subsidiaries.

INDIRECT DEPOSITS - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	153.0	1.1%	181.1	1.4%	399.2	3.2%
Financial institutions	1,465.7	10.3%	811.6	6.3%	649.7	5.3%
Non-financial institutions and personal businesses	586.8	4.1%	815.7	6.3%	796.8	6.5%
Private social bodies	116.6	0.8%	73.3	0.6%	69.9	0.6%
Families	11,831.0	83.5%	10,987.1	85.3%	10,284.2	83.6%
Total residents	**14,153.1**	**99.8%**	**12,868.8**	**99.9%**	**12,199.8**	**99.2%**
Rest of the world	22.9	0.2%	16.0	0.1%	98.0	0.8%
Total	**14,176.0**	**100.0%**	**12,884.8**	**100.0%**	**12,297.8**	**100.0%**

Indirect deposits are concentrated in Liguria (78.5%) but, as was the case for direct deposits, the share made up by the operating areas of the Group, especially after the expansion of its branch network during the year (acquisition of 42 branches from the Capitalia group), is rising. Latium accounted for 5.4% of indirect deposits followed by Sicily at 2.8%. There was little annual change in the shares represented by Piedmont, Tuscany, Emilia Romagna, Veneto, Apulia and Sardinia. Lombardy's aggregate share dropped. Marches and Umbria, new operating regions for the Group, accounted for 1.1% and 0.3% of indirect deposits, respectively.

INDIRECT DEPOSITS - GEOGRAPHICAL DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	11,143.7	78.5%	10,772.8	83.6%	10,875.7	88.4%
Latium	763.8	5.4%	136.7	1.1%	-	-
Lombardia	580.3	4.1%	652.5	5.1%	484.0	3.9%
Sicilia	396.4	2.8%	249.3	1.9%	208.5	1.7%
Piemonte	395.7	2.8%	389.3	3.0%	270.1	2.2%
Toscana	285.5	2.0%	283.0	2.2%	289.5	2.4%
Emilia Romagna	166.3	1.2%	173.9	1.3%	146.5	1.2%
Marches	153.0	1.1%	-	-	-	-
Veneto	118.7	0.8%	108.0	0.8%	7.9	0.1%
Puglia	97.6	0.7%	97.0	0.8%	-	-
Umbria	46.1	0.3%	-	-	-	-
Sardegna	21.3	0.2%	11.4	0.1%	3.2	-
Total Italy	**14,168.4**	**99.9%**	**12,873.9**	**99.9%**	**12,285.4**	**99.9%**
Abroad	7.6	0.1%	10.9	0.1%	12.4	0.1%
Total indirect deposits	14,176.0	100.0%	12,884.8	100.0%	12,297.8	100.0%

The Group's **total lending** levels reached 13,068.7 million at the end of 2002, up 7.6% over 2001.

Lending to customers amounted to 9,495.1 million, an increase of 13.8%; after writedowns the aggregate moved to 9,360.8 million (+14.5%).

This significant rise is principally due to lending activity associated with the ex-Capitalia branches purchased by Banca Carige. Excluding these amounts, lending rose by 8.2%.

In terms of product, there was a significant increase in mortgages (+24.4%; 4,238 million); current account lending and other lending forms also rose markedly: +18.9%; 3,803 million. The drop in other credits (-80.5%; 111.4 million) was due to a reduction in the total outstanding credit granted to Argo Mortgage in relation to the securitisation of mortgages carried out by Banca Carige at the end of the year (down 511.9 million from 535.5 million). Parabanking credits amounted to 726.4 million, an increase of 22% spurred by a 35.3% expansion in leasing; there were falls of 24% in factoring and 33.1% in consumer credit. There were rises in securities (+33.1% to 341 million) and loans against pledged goods (+7.5% to 14.4 million). As a part of rationalisation of the Group's companies and their operational structures, Banca Carige with effect from 31/12/02 acquired the leasing contract portfolio of the Cassa di Risparmio di Savona subsidiary, Ligure Leasing. The portfolio amounted to 47.6 million plus 0.2 million in arrears.

Bad loans amounted to 260.9 million; the bad loans/lending ratio for the year was 2.7% (1.4% excluding revaluations).

Bad loans are concentrated amongst non financial and family businesses: 61.7% of the aggregate for a total of 5,850.5 million; this sector is followed by families (18.2%; 1,739.5 million). The manufacturing branch of non finance and family businesses most at risk continues to be services to trade, salvage and repairs, which absorbs 11.8% of the Group's total bad loans for a total of 1,121.6 million.

LENDING *(millions of euros)*

	Consolidated					Consolidated Pro forma (1)		
	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	31/12/02	Change % 2002	Change % 2001
Total (a+b+c)	**13,068.7**	**11,879.1**	**12,144.0**	**11,354.7**	**7.6**	**12,422.0**	**2.3**	**2.4**
Loans to customers (a)	**9,360.8**	**8,322.3**	**8,175.6**	**7,372.9**	**14.5**	**8,850.0**	**8.2**	**3.9**
-Gross value (2)	9,495.1	8,505.3	8,341.5	7,539.0	13.8	8,984.3	7.7	3.8
. Current accounts	3,803.0	3,407.6	3,725.4	3,108.7	18.9	3,592.6	12.3	-3.4
. Discounted notes	341.0	245.5	256.2	294.3	33.1	316.1	23.4	-16.7
. Mortgages	4,238.0	3,734.1	3,407.6	3,339.0	24.4	3,964.0	16.3	-7.2
. Parabanking (3)	726.4	669.2	595.6	485.8	22.0	726.4	22.0	22.6
- leasing	625.9	545.4	462.5	367.9	35.3	625.9	35.3	25.7
- factoring	96.2	117.3	126.6	112.2	- 24.0	96.2	-24.0	12.8
- consumer credit loans	4.3	6.5	6.5	5.7	- 33.8	4.3	-33.8	14.0
. Loans backed by pledged	14.4	14.5	13.4	14.1	7.5	14.4	7.5	-5.0
. Others	111.4	113.1	44.5	45.4	- 80.5	109.9	-80.8	...
-short term loans	3,503.4	3,228.1	3,610.8	3,032.0	- 3.0	3,266.6	-9.5	12.0
-long term loans	5,730.7	5,025.5	4,431.9	4,255.9	29.3	5,456.7	23.1	-2.9
. Bad loans	260.9	321.3	298.8	251.7	- 12.7	260.9	-12.7	18.7
-Specific allowances for loan losses	134.3	183.0	165.9	166.1	- 19.0	134.3	-19.0	-0.2
Loans to banks (b)	**1,320.2**	**865.3**	**1,167.7**	**991.6**	**13.1**	**1,184.3**	**1.4**	**17.8**
-Gross value	1,328.1	873.2	1,175.1	998.4	13.0	1,192.2	1.5	17.7
. Compulsory reserves	163.1	112.4	111.3	75.3	- 6.7	163.1	-6.7	132.3
. Deposits	963.7	538.2	800.6	640.8	30.7	827.8	12.3	15.1
. Current accounts	85.5	75.6	105.6	182.7	- 19.0	85.5	-19.0	-42.2
. Repurchase agreements	19.4	19.3	0.0	-	...	19.4	...	...
. Other loans	74.7	106.3	157.6	99.6	- 52.5	74.7	-52.5	57.9
. Bad loans	21.7	21.4	-	-	...	21.7	...	...
-Specific allowances for loan	7.9	7.9	7.4	6.8	6.8	7.9	6.8	8.8
Securities (c)	**2,387.7**	**2,691.5**	**2,800.7**	**2,990.2**	**- 14.7**	**2,387.7**	**-14.7**	**-6.3**
-Government securities	1,443.9	1,571.2	1,598.4	1,714.7	- 9.7	1,443.9	-9.7	-6.8
-Other securities	743.3	956.4	1,104.4	1,128.3	- 32.7	743.3	-32.7	-2.1
-Shares and equity securities	200.5	163.9	97.9	147.2	104.8	200.5	104.8	-33.5

(1) Pro forma data and changes of 2002 exclude ex-Capitalia branches data; pro forma changes exclude ex Intesa branches data.

(2) Including bad loans.

(3) Including leased fixed-assets.

LOANS TO CUSTOMERS (1) - DISTRIBUTION BY SECTOR *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	1,046.1	11.0%	901.0	10.8%	891.7	11.8%
Financial institutions	560.0	5.9%	890.6	10.7%	542.6	7.2%
Non-financial and personal businesses	5,850.5	61.7%	5,061.5	60.6%	4,501.9	59.7%
Agriculture, farming and fishing	*95.9*	*1.0%*	*86.3*	*1.0%*	*73.1*	*1.0%*
Energy products	*229.3*	*2.4%*	*170.0*	*2.0%*	*154.4*	*2.0%*
Mineral and ferrous metals and non ferrous	*122.1*	*1.3%*	*98.6*	*1.2%*	*72.6*	*1.0%*
Mineral and non metallic products	*98.1*	*1.0%*	*106.9*	*1.3%*	*103.4*	*1.4%*
Chemical products	*75.4*	*0.8%*	*62.9*	*0.8%*	*59.3*	*0.8%*
Metal products	*163.1*	*1.7%*	*143.3*	*1.7%*	*124.1*	*1.6%*
Agricultural and industrial machinery	*156.7*	*1.7%*	*160.6*	*1.9%*	*133.5*	*1.8%*
Office equipment	*31.7*	*0.3%*	*29.9*	*0.4%*	*29.6*	*0.4%*
Electrical supplies	*108.0*	*1.1%*	*111.6*	*1.3%*	*82.0*	*1.1%*
Means of transport	*91.1*	*1.0%*	*93.4*	*1.1%*	*65.0*	*0.9%*
Food, drink, tobacco	*185.3*	*2.0%*	*148.8*	*1.8%*	*144.7*	*1.9%*
Textiles, leather goods, clothing	*83.8*	*0.9%*	*72.9*	*0.9%*	*54.6*	*0.7%*
Paper, printing and publishing	*89.5*	*0.9%*	*78.1*	*0.9%*	*68.4*	*0.9%*
Rubber and plastic goods	*70.2*	*0.7%*	*60.4*	*0.7%*	*60.2*	*0.8%*
Other industrial products	*106.1*	*1.1%*	*97.7*	*1.2%*	*83.5*	*1.1%*
Building and public works	*974.6*	*10.3%*	*908.6*	*10.9%*	*751.8*	*10.0%*
Wholesale & retail trade, salvage and repairs	*1,121.6*	*11.8%*	*1,026.9*	*12.4%*	*975.2*	*12.9%*
Hotel and catering services	*311.0*	*3.3%*	*244.9*	*2.9%*	*224.6*	*3.0%*
Transport services	*138.9*	*1.5%*	*126.3*	*1.5%*	*109.0*	*1.4%*
Air and sea transport-related services	*390.0*	*4.1%*	*319.1*	*3.8%*	*277.8*	*3.7%*
Transport-related services	*251.7*	*2.7%*	*187.6*	*2.2%*	*213.2*	*2.8%*
Communications-related services	*61.8*	*0.7%*	*10.0*	*0.1%*	*6.8*	*0.1%*
Sales-related services	*894.6*	*9.4%*	*716.7*	*8.6%*	*635.1*	*8.4%*
Private social bodies	34.3	0.4%	28.4	0.3%	22.9	0.3%
Families	1,739.5	18.2%	1,330.3	16.0%	1,432.9	19.0%
Total residents	**9,230.4**	**97.2%**	**8,211.8**	**98.4%**	**7,392.0**	**98.0%**
Rest of the world	264.7	2.8%	129.7	1.6%	147.0	2.0%
Total	**9,495.1**	**100.0%**	**8,341.5**	**100.0%**	**7,539.0**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

Liguria continues to account for the majority of the Group's lending activities, receiving 64.2% of credits granted. However, with the purchase of 61 branches from other banking groups over the last few years, and of 42 branches from Capitalia in particular during 2002, the share represented by the Group's other operating regions has increased. In particular, Latium's share rose by 3.3%. The share of Marches and Umbria, new entries to the Group's distribution network during the year, was of 1.4% and 1%, respectively.

LOANS TO CUSTOMERS (1) - GEOGRAPHIC DISTRIBUTION *(millions of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Liguria	6,083.5	64.2%	5,910.8	70.8%	5,723.5	75.9%
Lombardy	1,049.6	11.1%	803.4	9.5%	640.5	8.5%
Emilia Romagna	542.7	5.7%	522.9	6.3%	446.8	5.9%
Piedmont	458.2	4.8%	429.7	5.2%	338.8	4.5%
Tuscany	319.0	3.4%	277.8	3.3%	244.1	3.2%
Latium	315.7	3.3%	74.1	0.9%	-	-
Veneto	165.3	1.7%	102.1	1.2%	32.1	0.4%
Sicily	155.0	1.6%	96.3	1.2%	58.2	0.8%
Marches	134.8	1.4%	-	-	-	-
Umbria	94.9	1.0%	-	-	-	-
Apulia	61.5	0.6%	46.9	0.6%	-	-
Sardinia	41.7	0.4%	15.2	0.2%	4.4	0.1%
Total Italy	**9,421.9**	**99.2%**	**8,279.2**	**99.0%**	**7,488.4**	**99.3%**
Abroad	73.2	0.8%	62.3	0.8%	50.6	0.7%
Total loans to customer	**9,495.1**	**100.0%**	**8,341.5**	**99.8%**	**7,539.0**	**100.0%**

(1) Balance Sheet (Assets) caption 40 inclusive of expected losses and leasing.

Lending to banks totalled 1,328.1 million at 31st December 2002, an increase of 13%. The Group's **net interbank balance** (amounts owed to banks – lending to banks) was negative at the end of the year at 138.3 million (2001: 264.1 million).
The value of the Group's **securities portfolio** slipped 14.7% to 2,387.7 million. The investment securities portfolio totalled 242 million, down 47.7% over 2001 as a result of the sale of securities carried out by Banca Carige for a book price of 149.8 million.
The notional value of derivative contracts totalled 4,829.1 million, the majority of which do not foresee principal exchange. The Group's prudent use of these instruments is reflected by the fact that 77.3% of the total is in the form of hedging or balanced contracts.

DERIVATIVES CONTRACTS AT 31/12/2002 - CONSOLIDATED *(millions of euros)*

Principal (1)	Hedging	Trading			Total
		balanced contracts (5)	open-ended contracts (6)	Total	
- Forwards (2)	-	-	-	-	-
- Swaps (3)	1,857.8	1,088.2	694.8	1,783.0	3,640.8
- Futures	-	-	-	-	-
- Securities options (4)	106.4	-	6.6	6.6	113.0
- Interest rate options	364.0	238.8	125.0	363.8	727.8
- Exchange-rate options	-	59.0	-	59.0	59.0
- Credit default product	17.0	-	271.5	271.5	288.5
Total	2,345.2	1,386.0	1,097.9	2,483.9	4,829.1
- with exchange of principal	278.2	108.9	123.1	232.0	510.2
- without exchange of principal	2,067.0	1,277.1	974.8	2,251.9	4,318.9

(1) Principal relative to basis swaps is stated once.
(2) Includes forward rate agreements.
(3) Includes basis swaps, interest rate swaps, overnight indexed swaps and cross currency swaps.
(4) Includes interest rate caps.
(5) Contracts matched by contracts of same characteristics so giving the Group full cover against interest and exchange-rate risk.
(6) Contracts entailing exposure to interest and exchange-rate risk.

Total **risk aggregates** relating to cash credits and guarantees and commitments reached 535.1 million at the end of the year, a fall of 4.2% over 2001 following the securitisation of bad loans carried out by Cassa di Risparmio di Savona with effect 31/12/02. Total loans securitised amounted to 68.8 million. The bundle of loans was sold to the special purpose vehicle for the operation, Priamar Finance Srl. Despite the unfavourable economic climate, the credit risk aggregates for the Group are low and actually fell over 2001 from 5.6% to 4.6%. The percentage of customer loans at risk for the year was down from 6.1% to 5%.Total cash credits at risk amounted to 500.1 million, 5.4% lower than the previous year; guarantees rose by 11.4% to 29 million.

Total allowances are calculated on the basis of an analytical valuation of bad loans, rescheduled loans, underlying credit positions in leasing contracts, and significant watchlist positions. Remaining watchlists are assigned lump-sum provisions as applied for expected losses.

During the year changes were made in the valuation criteria of country risk positions (credits granted to non-OECD member countries). The previous lump-sum approach to the calculation of provisions (with the exception of some significant positions which were calculated analytically) was replaced by an analytical calculation for all country risk positions. Where risk arises, positions are assigned an appropriate risk category (bad loan, watchlist, rescheduled loan) with the analytically-derived provision this assignment provides. Performing positions are categorised as a specific item within the aggregate of credits to non-OECD countries.

Expected credit losses for the Group amounted to 148.1 million, down 17.4% in comparison to 2001's 179.3 million.

CREDITS AT RISK AND TOTAL ALLOWANCES *(thousands of euros)*

	31/12/2002				30/09/2002			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	282,626	18,113	-	300,739	342,789	11,148	-	353,937
Watchlists	188,687	10,207	-	198,894	193,576	11,026	-	204,602
Country risk	19,488	687	-	20,175	19,535	2,885	-	22,420
Rescheduled loans	9,315	-	-	9,315	9,286	-	-	9,286
Bad leased assets	-	-	6,018	6,018	-	-	6,327	6,327
Total credits at risks	500,116	29,007	6,018	535,141	565,186	25,059	6,327	596,572
Specific allowances	142,180	4,551	1,240	147,971	190,718	4,423	1,268	196,409
Total allowances	156,824	4,551	1,240	162,615	197,326	4,423	1,268	203,017
- Specific allowances for loan losses	142,180	-	-	142,180	190,718	-	-	190,718
- Specific allowances for guarantees and commitments	-	4,551	-	4,551	-	4,423	-	4,423
- Specific allowances for leased assets	-	-	1,240	1,240	-	-	1,268	1,268
- General allowances for loan losses	14,644	-	-	14,644	6,608	-	-	6,608

	31/12/2001				31/12/2000			
	Cash credits	Guarantees and commitments	Leased assets	Total	Cash credits	Guarantees and commitments	Leased assets	Total
Bad loans	298,809	11,773	-	310,582	251,700	12,892	-	264,592
Watchlists	186,627	12,687	-	199,314	198,032	2,548	-	200,580
Country risk	35,119	1,575	-	36,694	23,015	1,123	-	24,138
Rescheduled loans	7,902	-	-	7,902	8,247	-	-	8,247
Bad leased assets	-	-	3,979	3,979	-	-	5,991	5,991
Total credits at risks	528,458	26,034	3,979	558,471	480,994	16,563	5,991	503,548
Specific allowances	173,207	4,807	1,281	179,295	172,899	4,823	1,217	178,939
Total allowances	179,914	4,807	1,281	186,002	177,000	4,823	1,217	183,040
- Specific allowances for loan losses	173,207	-	-	173,207	172,899	-	-	172,899
- Specific allowances for guarantees and commitments	-	4,807	-	4,807	-	4,823	-	4,823
- Specific allowances for leased assets	-	-	1,281	1,281	-	-	1,217	1,217
- General allowances for loan losses	6,708	-	-	6,708	4,101	-	-	4,101

Bad loans closed the year at 300.7 million (-3.2%), of which 282.6 million were in the form of cash credits and 18.1 million in guarantees and commitments.

Watchlist positions remained substantially unchanged over 2001 at 198.9 million.

Country risks amounted to 20.2 million; this represented a 45% fall over 2001 as a result of the re-categorisation of previous positions within this aggregate to bad loans and watchlists. **Rescheduled loans** rose 17.9% to 9.3 million.

Aggregates at risk related to leasing increased 51.2% to 6 million, of which allowances for expected losses totalled 1.2 million.

CASH CREDITS AT RISK *(thousands of euros)*

	31/12/02				30/9/02			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	260,906	114,369	146,537	43.8	321,346	160,340	161,006	49.9
- banks	21,720	7,648	14,072	35.2	21,443	7,371	14,072	34.4
Watchlists								
- customers	188,242	17,702	170,540	9.4	193,041	20,568	172,473	10.7
- banks	445	267	178	60.0	535	264	271	49.3
Country risk								
- customers	18,521	-	18,521	-	19,225	-	19,225	-
- banks	967	-	967	-	310	-	310	-
Rescheduled loans								
- customers	9,315	2,165	7,150	23.2	9,286	1,105	8,181	11.9
Total cash credits at risk	**500,116**	**142,151**	**357,965**	**28.4**	**565,186**	**189,648**	**375,538**	**33.6**
- customers	476,984	134,236	342,748	28.1	542,898	182,013	360,885	33.5
- banks	23,132	7,915	15,217	34.2	22,288	7,635	14,653	34.3
Performing loans	10,323,142	29	10,323,113	-	8,813,072	1,070	8,812,002	-
- customers	9,018,130	29	9,018,101	-	7,962,434	1,070	7,961,364	-
- banks	1,305,012	-	1,305,012	-	850,638	-	850,638	-
Total loans	**10,823,258**	**142,180**	**10,681,078**	**1.3**	**9,378,258**	**190,718**	**9,187,540**	**2.0**
- customers	9,495,114	134,265	9,360,849	1.4	8,505,332	183,083	8,322,249	2.2
- banks	1,328,144	7,915	1,320,229	0.6	872,926	7,635	865,291	0.9

	31/12/01				31/12/00			
	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)	Gross value (a)	Specific allowances (b)	Net book value	% (b/a)
Bad loans								
- customers	298,809	143,651	155,159	48.1	251,700	134,243	117,457	53.3
Watchlists								
- customers	186,627	18,929	167,698	10.1	198,032	27,557	170,476	13.9
Country risk								
- customers	12,528	344	12,184	2.7	945	241	704	25.5
- banks	22,591	7,426	15,166	32.9	22,070	6,781	15,290	30.7
Rescheduled loans								
- customers	7,902	1,494	6,408	18.9	8,247	1,451	6,797	17.6
Total cash credits at risk	**528,458**	**171,843**	**356,615**	**32.5**	**480,995**	**170,271**	**310,724**	**35.4**
- customers	505,866	164,417	341,449	32.5	458,925	163,491	295,434	35.6
- banks	22,591	7,426	15,166	32.9	22,070	6,781	15,290	30.7
Performing loans	8,988,076	1,362	8,986,714	0.0	8,056,479	2,628	8,053,852	-
- customers	7,835,594	1,362	7,834,232	0.0	7,080,074	2,628	7,077,446	-
- banks	1,152,482	-	1,152,482	-	976,406	-	976,406	-
Total loans	**9,516,534**	**173,205**	**9,343,329**	**1.8**	**8,537,474**	**172,899**	**8,364,575**	**2.0**
- customers	8,341,460	165,779	8,175,681	2.0	7,538,998	166,118	7,372,880	2.2
- banks	1,175,073	7,426	1,167,648	0.6	998,476	6,781	991,695	0.7

CREDIT COMMITMENTS *(thousands of euros)*

	31/12/02			30/9/02		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	18,113	4,551	25.1	11,148	4,423	39.7
Watchlists	10,207	-	-	11,026	-	-
Country risk	687	-	-	2,885	-	-
Total guarantees and commitments at risk	**29,007**	**4,551**	**15.7**	**25,059**	**4,423**	**17.7**
Performing guarantees and commitments	1,278,376	-	-	1,244,108	-	-
Total guarantees and commitments	**1,307,383**	**4,551**	**0.3**	**1,269,167**	**4,423**	**0.3**

	31/12/01			31/12/00		
	Nominal value (a)	Specific allowances (b)	% (b/a)	Nominal value (a)	Specific allowances (b)	% (b/a)
Bad loans	11,773	4,335	36.8	12,892	4,486	34.8
Watchlists	12,687	-	-	2,548	-	-
Country risk	1,575	473	30.0	1,123	337	30.0
Total guarantees and commitments at risk	**26,035**	**4,808**	**18.5**	**16,563**	**4,823**	**29.1**
Performing guarantees and commitments	1,181,810	-	-	1,162,913	-	-
Total guarantees and commitments	**1,207,845**	**4,808**	**0.4**	**1,179,476**	**4,823**	**0.4**

Bad loans are concentrated amongst non financial and family businesses (190.8 million; 73.1% of the total) followed by families (45.8 million; 17.6% of the total). The most significant branches of the non-financial and family business sector are building and public works (66.8 million; 25.6% of the total) and services to trade, salvage and repairs (42.2 million; 16.2% of the total).

The bad loans/total lending ratio reveals that the sector most at risk for the Group is the non-financial and family business sector at 3.3%. Although the sectors of non-residents and social bodies have higher levels (4.4% and 3.6%, respectively), this is due to the categorisation on the part of Banca Carige of a small number of large exposures as bad loans during the year. However excluding these, the two sectors present limited risk levels in terms of total Group lending: 4.4% for non-residents and 0.5% for social institutions. Branches with the highest concentration of credit risk measured in terms of the same ratio are building and public works (6.9%) and textiles, leather, and clothing products (6.1%).

BAD LOANS (1) - DISTRIBUTION BY SECTOR *(thousands of euros)*

	31/12/02	%	31/12/01	%	31/12/00	%
Public Administration	21	0.0%	23	-	-	-
Financial institutions	11,497	4.4%	10,681	3.6%	6,252	2.5%
Non-financial and personal businesses	190,762	73.1%	221,135	73.9%	190,586	75.7%
Agriculture, farming and fishing	*3,303*	*1.3%*	*4,103*	*1.4%*	*4,005*	*1.6%*
Energy products	*177*	*0.1%*	*279*	*0.1%*	*168*	*0.1%*
Mineral and ferrous metals and non ferrous	*283*	*0.1%*	*332*	*0.1%*	*311*	*0.1%*
Mineral and non metallic products	*4,055*	*1.6%*	*3,861*	*1.3%*	*2,706*	*1.1%*
Chemical products	*983*	*0.4%*	*829*	*0.3%*	*638*	*0.3%*
Metal products	*6,700*	*2.6%*	*7,998*	*2.7%*	*9,114*	*3.6%*
Agricultural and industrial machinery	*6,723*	*2.6%*	*15,180*	*5.1%*	*17,967*	*7.1%*
Office equipment	*1,358*	*0.5%*	*786*	*0.3%*	*317*	*0.1%*
Electrical supplies	*3,060*	*1.2%*	*3,822*	*1.3%*	*3,512*	*1.4%*
Means of transport	*2,510*	*1.0%*	*1,575*	*0.5%*	*1,583*	*0.6%*
Food, drink, tobacco	*8,901*	*3.3%*	*9,208*	*3.1%*	*6,846*	*2.7%*
Textiles, leather goods, clothing	*5,072*	*1.9%*	*5,376*	*1.8%*	*6,897*	*2.7%*
Paper, printing and publishing	*1,397*	*0.5%*	*1,836*	*0.6%*	*1,505*	*0.6%*
Rubber and plastic goods	*2,434*	*0.9%*	*2,587*	*0.9%*	*2,506*	*1.0%*
Other industrial products	*3,175*	*1.2%*	*3,277*	*1.1%*	*2,581*	*1.0%*
Building and public works	*66,849*	*25.6%*	*59,835*	*19.9%*	*49,393*	*19.6%*
Wholesale & retail trade, salvage and repairs	*42,188*	*16.2%*	*53,927*	*18.0%*	*46,299*	*18.4%*
Hotel and catering services	*7,989*	*3.1%*	*11,087*	*3.7%*	*8,214*	*3.3%*
Transport services	*6,293*	*2.4%*	*8,188*	*2.7%*	*5,869*	*2.3%*
Air and sea transport-related services	*79*	*0.0%*	*134*	*0.0%*	*64*	0.0%
Transport-related services	*1,684*	*0.6%*	*919*	*0.3%*	*1,052*	*0.4%*
Communications-related services	*219*	*0.1%*	*211*	*0.1%*	*202*	*0.1%*
Sales-related services	*15,330*	*5.9%*	*25,785*	*8.6%*	*18,839*	*7.5%*
Private social bodies	1,244	0.5%	1,506	0.5%	274	0.1%
Families	45,794	17.6%	53,945	18.1%	49,156	19.5%
Total residents	**249,318**	**95.6%**	**287,291**	**96.1%**	**246,268**	**97.8%**
Rest of the world	11,588	4.4%	11,519	3.9%	5,432	2.2%
Total	**260,906**	**100.0%**	**298,810**	**100.0%**	**251,700**	**100.0%**

(1) Inclusive of expected losses.

BAD LOANS/LENDING RATIO (1) - DISTRIBUTION BY SECTOR

	31/12/2002	31/12/2001	31/12/2000
Public Administration	0.0%	0.0%	-
Financial institutions	2.1%	1.2%	1.2%
Non-financial and personal businesses	3.3%	4.4%	4.2%
-- including (2):			
Wholesale & retail trade, salvage and repairs	*3.8%*	*5.3%*	*4.7%*
Building and public works	*6.9%*	*6.6%*	*6.6%*
Sales-related services	*1.7%*	*3.6%*	*3.0%*
Air and sea transport-related services	*0.0%*	*0.0%*	*0.0%*
Hotel and catering services	*2.6%*	*4.5%*	*3.7%*
Private social bodies	3.6%	5.3%	1.2%
Families	2.6%	4.1%	3.4%
Total residents	**2.7%**	**3.5%**	**3.3%**
Rest of the world	4.4%	8.9%	3.7%
Total	**2.7%**	**3.6%**	**3.3%**

(1) Inclusive of expected losses.
(2) Principal branches of the economy in terms of overall credit exposure.

The Group's traditional operating area, Liguria, absorbs 62.5% of bad loans, five percent down on 2001. Outside Liguria, Piedmont accounts for 9.8%, Emilia Romagna 7.6%, Tuscany 6.5% and Lombardy 6%. The Group's other operating areas represent marginal levels.

BAD LOANS (1) - GEOGRAPHIC DISTRIBUTION *(thousands of euros)*

	31/12/02		31/12/01		31/12/00	
		%		%		%
Liguria	162,848	62.5%	202,509	67.9%	170,688	67.8%
Piedmont	25,642	9.8%	26,706	8.9%	26,853	10.7%
Emilia Romagna	19,911	7.6%	23,133	7.7%	19,364	7.7%
Tuscany	16,956	6.5%	16,181	5.4%	14,341	5.7%
Lombardy	15,621	6.0%	13,794	4.6%	11,999	4.8%
Sicily	5,675	2.2%	4,447	1.5%	3,542	1.4%
Apulia	986	0.4%	-	-	-	-
Veneto	852	0.3%	895	0.3%	376	0.1%
Latium	809	0.3%	19	-	-	-
Sardinia	60	-	-	-	-	-
Marches	-	-	-	-	-	-
Umbria	-	-	-	-	-	-
Total Italy	**249,360**	**95.6%**	**287,684**	**96.3%**	**247,163**	**98.2%**
Abroad	11,546	4.4%	11,125	3.7%	4,537	1.8%
Total	**260,906**	**100.0%**	**298,809**	**100.0%**	**251,700**	**100.0%**

(1) Inclusive of expected losses.

Risk levels in terms of the bad loans/lending ratio are low in most of the Group's operating areas with the exception of Piedmont (5.6%) and Tuscany (5.3%). The Group's ratio abroad, despite a limited presence, is comparatively high at 15.8%. Liguria's low bad loans/lending ratio (2.7%) benefited significantly from the securitisation of bad loans carried out by Cassa di Risparmio di Savona at the end of 2002.

BAD LOANS / LENDING RATIO (1) - GEOGRAPHIC DISTRIBUTION

	31/12/02	31/12/01	31/12/00
Liguria	2.7%	3.4%	3.0%
Piemonte	5.6%	6.2%	7.9%
Emilia Romagna	3.7%	4.4%	4.3%
Toscana	5.3%	5.8%	5.9%
Lombardia	1.5%	1.7%	1.9%
Sicilia	3.7%	4.6%	6.1%
Puglia	1.6%	-	...
Veneto	0.5%	0.9%	1.2%
Latium	0.3%	0.0%	...
Sardegna	0.1%	-	-
Marche	-	...	...
Umbria	-	...	...
Total Italy	**2.6%**	**3.5%**	**3.3%**
Abroad	15.8%	17.9%	9.0%
Total	**2.7%**	**3.6%**	**3.3%**

(1) Inclusive of expected losses.

GROUP PERSONNEL AND OPERATING STRUCTURE

The distribution of the services and products of the Banca Carige Group is organised in terms of an integrated multi-channel system utilising three principal distribution channels: traditional (network of branches and financial consultants), remote (ATM, POS, home banking, on line services) and mobile (insurance agents, financial consultants, estate agents). These channels will receive increasing support from internet-based technologies, so providing our customers with the opportunity to use the channels they want, when they want. The Group aims to pursue a vigorous policy of cross selling.

With regards to **traditional distribution**, the Banca Carige Group's branch network recorded further expansion during the year as a result of the acquisition of 42 branches from the Capitalia Group (the acquisition came into effect on 31st December 2002). These branches are located in six Italian regions (2 in Veneto in the northeast, 3 in Marches, 1 in Umbria, 24 in Latium; 4 in Apulia and 8 in Sicily) so considerably extending the Group's presence nationally.

At 31st December 2002, the branch network was made up by 452 branches, located in 12 regions and 55 provinces. Outside Italy, the Group has a branch also in Nice, France as well as 9 representative offices.

Excluding the acquisition of branches from Capitalia, the total Group network increased by 7 branches. Of the total, Banca Carige opened 7 branches (three in Genoa, as well as new branches in Sardinia, Rome and Milan), three of which were in the form of branch transfers; Cassa di Risparmio di Savona opened one branch and Banca del Monte di Lucca two. The acquisition of the 42 branches consequently changed the distribution of Group branches regionally. Liguria's share of branches dropped from 59.8% to 53.8% (243 branches in total). The distribution of branches in the Group's other operating regions is as follows: Sicily 38, Lombardy 35, Piedmont and Latium 32 each, Tuscany 20, Emilia Romagna 19, Veneto 12, Apulia 9, Sardinia 7, Marches 3, Umbria 1.

The Group's retail vocation was confirmed by a review of its traditional branch network based on the segmentation of Banca Carige customers into specific profiles. This project got under way in 1999 and created the provision of financial consultants for high net worth customers. This was followed in 2001 with the creation of a network of advisors for our corporate clients.

In particular, consultancy for private banking clients is available in Liguria, Lombardy and Sicily. During the year this service was extended to other, new operating areas including Rome and Bologna. At 31st December, the service was available in 6 regions, made up by 66 consultants located in 22 districts under the direction of respective area managers. During 2002, the network of corporate consultants became fully operational and was extended to Lombardy in October. At the end of the year the network was made up by 44 consultants located in 10 districts (9 in Liguria, 1 in Lombardy).

Remote distribution channels include Banca Carige's fully-automated "Bancacontinua" branches and the Group's ATM "Bancomat" network. The number of "Bancacontinua" branches remained unchanged during 2002 at 14, whilst there were 67 additions to the ATM network bringing the total up to 534. Of the additions, 46 were installed in the Capitalia branches acquired during the year. The number of POS terminals installed rose from 9,765 to 11,241.

Banca Carige's Internet service was introduced in July 2000 and has been regularly updated since so as to guarantee breadth of product choice, ease of access and security. The Internet is an important means by which customers can access the Group's banking services and it is therefore a node for both operations and intra-channel communications. It allows for the creation of significant synergies between the various channels of distribution and for heightened knowledge regarding customer needs (customer relationship management).

The total number of on line service contracts (including internet banking and call centre) reached 49,500 at the end of the year.

The Group's **mobile channels of distribution** include the insurance agents of the Group's insurance subsidiaries (taking advantage of operating opportunities offered by regulatory changes made by the Italian insurance industry regulator, ISVAP), and estate agents working in agreement with the Group for the supply of Carige mortgages.

At the end of 2002 the number of insurance agents totalled 220, of which 33 were financial consultants. There was also further growth in the network of estate agents working in agreement with Banca Carige. The number at the end of 2002 rose from 769 at 31/12/01 to 1,269.

Further details can be found in the Directors' report of Banca Carige ("Distribution Channels and Resource management").

BRANCH NETWORK

A) BRANCHES

	31/12/02		30/9/02		31/12/01		31/12/00	
	number	Q%	number	Q%	number	Q%	number	Q%
NORTH-WEST ITALY	**310**	**68.6**	**310**	**75.8**	**306**	**75.9**	**282**	**82.4**
Liguria	243	53.8	243	59.4	241	59.8	247	72.2
- Genoa	136	30.1	136	33.3	134	33.3	134	39.2
- Imperia	60	13.3	60	14.7	60	14.9	66	19.2
- La Spezia	28	6.2	28	6.8	28	6.9	28	8.2
- Savona	19	4.2	19	4.6	19	4.7	19	5.6
Lombardy	35	7.7	35	8.6	34	8.4	15	4.4
Piedmont	32	7.1	32	7.8	31	7.7	20	5.8
NORTH-EAST ITALY	**31**	**6.9**	**30**	**7.3**	**31**	**7.7**	**18**	**5.3**
Emilia Romagna	19	4.2	20	4.9	20	5.0	16	4.7
Veneto	12	2.7	10	2.4	11	2.7	2	0.6
CENTRAL ITALY	**56**	**12.4**	**27**	**6.6**	**25**	**6.2**	**15**	**4.4**
Latium	32	7.1	8	2.0	7	1.7	-	-
Tuscany	20	4.4	19	4.6	18	4.5	15	4.4
Marches	3	0.7	-	-	-	-	-	-
Umbria	1	0.2	-	-	-	-	-	-
SOUTH ITALY AND ISLANDS	**54**	**11.9**	**41**	**10.0**	**40**	**9.9**	**26**	**7.6**
Sicily	38	8.4	30	7.3	30	7.5	21	6.1
Apulia	9	2.0	5	1.2	5	1.2	-	-
Sardinia	7	1.5	6	1.5	5	1.2	5	1.5
BRANCHES ABROAD: Nice (France)	**1**	**0.2**	**1**	**0.2**	**1**	**0.3**	**1**	**0.3**
TOTAL	**452**	**100.0**	**409**	**100.0**	**403**	**100.0**	**342**	**100.0**

	31/12/02	30/9/02	31/12/01	31/12/00
Private banking consultants	75	75	64	62
Corporate consultants	44	38	38	-

B) REMOTE	31/12/02	30/9/02	31/12/01	31/12/00
ATM - Bancomat	534	485	467	387
Bancacontinua (self service)	14	14	14	15
POS (1)	11,241	10,916	9,765	8,281
Remote banking (contracts)	9,041	8,791	6,479	6,384
On-line service (2)	49,500	46,661	38,228	11,679

(1) figures do not include ex Capitalia branches
(2) Internet banking and Call Center contracts.

C) MOBILE	31/12/02	30/9/02	31/12/01	31/12/00
Insurance agents (3)	220	88	92	68
Estate agents	1,269	1,229	769	315

(3) Agents of the Group's insurance subsidiaries distributing Banca Carige products.

At 31st December 2002, total staff levels of the Banca Carige Group reached 4,111, (4,513 when including employees of the Group's insurance subsidiaries). Excluding the ex-Capitalia employees, banking staff assigned to market operations accounts for 69.3% of the total; 30.7% is engaged in head office administrative duties.

Banca Carige's training centre in Genoa provided during the year, 34,969 days of training for a total of 20,327 participations.

PERSONNEL

	31/12/2002 (1)		30/9/02		31/12/01		31/12/00 (2)	
Grade								
Managers	51	1.2	51	1.2	53	1.3	27	0.7
Officials	722	17.6	719	17.5	726	17.7	322	8.7
Other employees	3,338	81.2	3,337	81.3	3,325	81.0	3,352	90.6
TOTAL	**4,111**	**100.0**	**4,107**	**100.0**	**4,104**	**100.0**	**3,701**	**100.0**
Activities								
Head-offices	1,263	30.7	1,256	30.6	1,293	31.5	1,248	33.7
Branches	2,848	69.3	2,851	69.4	2,811	68.5	2,453	66.3

(1) *excluding the 371 employees of the 42 ex-Capitalia branches transferred to Banca Carige on 1/1/03*
(2) *excluding the 84 employees of the 21 ex-Banco di Sicilia branches transferred to Banca Carige on 1/1/01*

THE CHANGEOVER TO THE EURO

Full details regarding the measures and related costs of the changeover to the euro are given in the Directors' Report of Banca Carige. The changeover presented no particular problems for the Group's insurance companies. Final investments in this area recorded for the year totalled 158,000 euro.

INCOME STATEMENT

Net profit for the Carige Group reached 66.2 million, a fall of 31.1% over the previous year. This result stems from the unfavourable moment in the economy and the instability on financial markets that accompanied it. Further causes lie in narrowing interest margins as interest rates fell, especially in the medium/long-term segment, and a worsening in the quality of credit.
In addition to these external factors, the Group suffered the temporary negative effects on interest income caused by the securitisation of performing mortgages carried out by Banca Carige at the end of 2001. A comparison with 2001 was further affected negatively by two events: firstly, a change in the structure of revenues and costs relating to the purchase of 61 branches from the Intesa group in 2001 and recorded only for the last quarter; secondly, 2001 benefited from extraordinary revenues generated from the sale of securitised mortgages (24 million) and four bank branches in the province of Savona.
In detail, **net interest income** amounted to 354.9 million, down 1.1% on 2001. Interest income totalled 635 million (-7%) whilst interest charges totalled 280.2 million (-13.6%). In particular, interest income on customer loans ended the year at 486.1 million; interest charges on customer deposits totalled 78.7 million. Interest income generated from the Group's securities portfolio totalled 123.7 million.
Non interest income rose by only 0.7% over the previous year's result to 328.7 million (2001: 326.5 million). This result was determined above all by the negative figure recorded at caption 60 "Profits (losses) from financial transactions", affected by the poor performance of financial markets during 2002. In greater detail, commission income totalled 184.2 million, up 10.8% on 166.3 million recorded at the end of 2001. Commission charges rose 7.8% to 13.7 million (2001: 12.7 million). Net losses on financial transactions totalled 5.8 million in comparison to a positive result of 4.4 million recorded in 2001. Dividends fell of 6.4% to 88 million, whilst profits on investments carried at equity amounted to 8.5 million, an increase of 12.4%.

Other operating income recorded a 2.2% fall to end the year at 157.8 million; other operating expenses rose 14.2% to 11.1 million.

Gross operating income was down 0.3% to 683.5 million.

Operating costs of the Group rose 5.3% from 472.1 million to 497.2 million following expansion in the Group's operational capacities. Administrative charges totalled 374 million (+4.7%); in particular, personnel costs rose 3.1% to 232.7 million, whilst other administrative charges totalled 141.2 million (+7.5%). Writedowns on assets increased 7.2% to 123.1 million, influenced by rises in leasing activity.

Operating income at 31st December 2002 was down 12.6% from 213.2 million in 2001 to 186.4 million.

Provisions and writedowns rose 46.8% to 74.4 million. In particular, provisions for risks and charges amounted to 3.3 million in comparison to 2.9 million in 2001 (+12.6%). Credit risk measured in terms of the balance between writedowns and provisions for risks and charges on one hand and writebacks on the other totalled 71.2 million, 48.4% up on the figure recorded at the end of 2001.

Writebacks on financial fixed assets amounted to 0.1 million (2001: 0.2 million).

Income from ordinary activities fell 31.1% over year-end 2001 to 112 million.

Extraordinary net income recorded an increase of 6.9% to move from 15.4 million to 16.5 million at 31/12/02. This result is principally due to revenues stemming from the sale of non-strategic holdings and property.

After income tax for the year (60.9 million; -24.8%), **net profit** for the Group reached 66.2 million, a decrease 31.1% in comparison to 96.1 million at 30/12/01

INCOME STATEMENT *(thousands of euros)*

	31/12/02	30/09/02	31/12/01	31/12/00	Change % 02/01	Change % 01/00
10 Interest income and similar revenues	635,012	465,536	682,992	614,192	-7.0	11.2
20 Interest expense and similar charges	-280,157	-202,016	-324,108	-275,256	-13.6	17.7
NET INTEREST INCOME	**354,855**	**263,520**	**358,884**	**338,936**	**-1.1**	**5.9**
40 Commission income	184,235	137,607	166,254	170,157	10.8	-2.3
50 Commission expenses	-13,705	-9,807	-12,711	-11,419	7.8	11.3
60 Gains (losses) from financial transactions	-5,844	-13,609	4,427	11,482	-232.0	-61.4
30 Dividends and other revenues	8,754	8,504	9,348	6,885	-6.4	35.8
170 Profit (losses) on investments carried at equity	8,512	2,988	7,575	-642	12.4	...
70 Other operating income	157,806	118,196	161,308	126,660	-2.2	27.4
110 Other operating expenses	-11,101	-6,477	-9,720	-10,563	14.2	-8.0
NON INTEREST INCOME	**328,657**	**237,402**	**326,481**	**292,560**	**0.7**	**11.6**
GROSS OPERATING INCOME	**683,512**	**500,922**	**685,365**	**631,496**	**-0.3**	**8.5**
80 Administrative costs	-374,031	-276,534	-357,217	-326,418	4.7	9.4
– Personnel	-232,748	-176,697	-225,839	-205,624	3.1	9.8
– Other administrative costs	-141,283	-99,837	-131,378	-120,794	7.5	8.8
90 Depreciation and amortization of intangible and tangible fixed assets	-123,129	-99,394	-114,903	-97,718	7.2	17.6
OPERATING COSTS	**-497,160**	**-375,928**	**-472,120**	**-424,136**	**5.3**	**11.3**
OPERATING INCOME	**186,352**	**124,994**	**213,245**	**207,360**	**-12.6**	**2.8**
100 Provisions for risks and charges	-3,273	-2,894	-2,908	-3,143	12.6	-7.5
120 Provisions for loan losses and for guarantees and commitments	-67,090	-48,961	-50,370	-56,367	33.2	-10.6
130 Recoveries of loans and reversals of provisions for guarantees and commitments	13,264	10,481	9,709	11,404	36.6	-14.9
140 Additional provisions for loan losses	-17,334	-425	-7,296	-5,481	137.6	33.1
150 Write-downs to financial fixed assets	-33	-25	-57	-907	-42.1	-93.7
160 Recoveries of financial fixed assets	99	88	270	28	-63.3	868.1
PROVISIONS AND WRITE-DOWNS	**-74,367**	**-41,736**	**-50,652**	**-54,467**	**46.8**	**-7.0**
180 INCOME FROM ORDINARY ACTIVITIES	**111,985**	**83,258**	**162,593**	**152,893**	**-31.1**	**6.3**
190 Extraordinary income	23,339	7,422	18,997	12,434	22.9	52.8
200 Extraordinary expenses	-6,868	-4,090	-3,585	-4,564	91.6	-21.5
210 EXTRAORDINARY INCOME, NET	**16,471**	**3,332**	**15,412**	**7,870**	**6.9**	**95.8**
INCOME BEFORE TAXATION	**128,456**	**86,590**	**178,005**	**160,763**	**-27.8**	**10.7**
240 Income taxes	-60,914	-42,790	-80,977	-79,770	-24.8	1.5
250 Minority interests	-1,371	-829	-967	-733	41.8	32.0
260 NET INCOME	**66,171**	**42,971**	**96,061**	**80,260**	**-31.1**	**19.7**

INCOME STATEMENT - QUARTERLY CHANGES *(thousands of Euros)*

	2002				2001			
	4th quarter	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
10 Interest income and similar revenues	169,476	157,523	153,421	154,592	169,714	166,579	171,190	175,509
20 Interest expense and similar charges	-78,141	-66,673	-67,898	-67,445	-74,609	-76,630	-89,055	-83,814
NET INTEREST INCOME	**91,335**	**90,850**	**85,523**	**87,147**	**95,105**	**89,949**	**82,135**	**91,695**
40 Commission income	46,628	46,145	45,485	45,977	47,645	39,117	37,601	41,891
50 Commission expenses	-3,898	-3,914	-3,676	-2,217	-3,788	-3,069	-2,950	-2,904
60 Gains (losses) from financial transactions	7,765	-10,372	-4,888	1,651	15,527	-16,669	7,577	-2,008
30 Dividends and other revenues	250	269	5,462	2,773	1,041	235	8,030	42
170 Profit (losses) on investments carried at equity	5,524	1,043	1,697	248	6,221	-965	-1,013	3,332
70 Other operating income	39,610	43,837	38,102	36,257	60,156	34,960	33,482	32,710
110 Other operating expenses	-4,624	-18	-3,553	-2,906	-3,422	-2,961	-1,701	-1,636
NON INTEREST INCOME	**91,255**	**76,990**	**78,629**	**81,783**	**123,380**	**50,648**	**81,026**	**71,427**
GROSS OPERATING INCOME	**182,590**	**167,840**	**164,152**	**168,930**	**218,485**	**140,597**	**163,161**	**163,122**
80 Administrative costs	-97,497	-91,282	-97,633	-87,619	-103,741	-82,307	-88,530	-82,639
– Personnel	-56,051	-58,973	-58,042	-59,682	-63,299	-52,357	-57,924	-52,259
– Other administrative costs	-41,446	-32,309	-39,591	-27,937	-40,442	-29,950	-30,606	-30,380
90 Depreciation and amortization of intangible and tangible fixed assets	-23,735	-33,267	-33,027	-33,100	-32,233	-28,025	-27,325	-27,320
OPERATING COSTS	**-121,232**	**-124,549**	**-130,660**	**-120,719**	**-135,974**	**-110,332**	**-115,855**	**-109,959**
OPERATING INCOME	**61,358**	**43,291**	**33,492**	**48,211**	**82,511**	**30,265**	**47,306**	**53,163**
100 Provisions for risks and charges	-379	-510	-926	-1,458	-222	-803	-978	-905
120 Provisions for loan losses and for guarantees and commitments	-18,129	-17,735	-18,170	-13,056	-16,724	-6,769	-15,576	-11,301
130 Recoveries of loans and reversals of provisions for guarantees and commitments	2,783	3,557	4,532	2,392	3,422	3,147	1,078	2,062
140 Additional provisions for loan losses	-16,909	-216	-204	-5	-6,002	-1,293	-	-
150 Write-downs to financial fixed assets	-8	0	-25	0	-15	-26	-15	-1
160 Recoveries of financial fixed assets	11	-	88	-	253	17	-	-
PROVISIONS AND WRITE-DOWNS	**-32,631**	**-14,904**	**-14,705**	**-12,127**	**-19,288**	**-5,727**	**-15,491**	**-10,145**
180 INCOME FROM ORDINARY ACTIVITIES	**28,727**	**28,387**	**18,787**	**36,084**	**63,223**	**24,538**	**31,815**	**43,018**
190 Extraordinary income	15,917	1,323	4,205	1,894	2,846	2,114	12,204	1,831
200 Extraordinary expenses	-2,778	-518	-2,341	-1,231	-643	-804	-444	-1,694
210 EXTRAORDINARY INCOME, NET	**13,139**	**805**	**1,864**	**663**	**2,203**	**1,310**	**11,761**	**137**
INCOME BEFORE TAXATION	**41,866**	**29,192**	**20,651**	**36,747**	**65,426**	**25,848**	**43,576**	**43,155**
230 Changes in reserves for general bank	-	-	-	-	-	-	-	-
240 Income taxes	-18,124	-15,649	-10,200	-16,941	-31,933	12,194	-18,835	-18,015
250 Minority interests	-542	-191	-390	-248	-410	-240	6	-323
260 NET INCOME	**23,200**	**13,352**	**10,061**	**19,558**	**33,082**	**13,414**	**24,747**	**24,817**

CONSOLIDATED CORE CAPITAL AND SOLVENCY RATIOS

Core capital at 31st December 2002 totalled 1,01.8 million (2001: 1,159.5 million). Details are given in the table below:

BREAKDOWN OF TOTAL CAPITAL (thousands of euros)

	31/12/02	30/9/02	31/12/01	31/12/00
Tier 1 Capital: positive elements eligible for inclusion (a)	**1,341,443**	**1,308,190**	**1,310,197**	**1,278,801**
Share capital	1,020,550	1,020,550	1,017,510	1,017,510
Reserves	179,633	149,820	155,517	131,470
Additional paid-in capital	136,095	132,655	132,005	124,656
General banking risks fund	5,165	5,165	5,165	5,165
Tier 1 Capital: negative elements (b)	**616,704**	**485,549**	**505,912**	**236,332**
Goodwill	558,894	422,648	440,468	180,082
Other negative elements	57,810	62,901	65,444	56,250
Total Tier 1 Capital (c = a-b)	**724,739**	**822,641**	**804,285**	**1,042,469**
Supplementary capital (d)	**371,048**	**404,920**	**405,711**	**-1,124**
Reductions (e)	**180,385 (1)**	**31,194**	**50,518**	**53,113**
Total core capital (c+d-e)	**915,402 (1)**	**1,196,367**	**1,159,478**	**988,232**

(1) includes writedown in equity investment in subsidiary Carige Assicurazioni SpA as requested by regulators. Excluding this deduction, total capital would amount to 1,064,588 thousand euro.

Tier 1 capital includes positive elements totalling 1,334.5 million; negative elements to be deducted from this amount (614.4 million) include increased goodwill charges (from 440.5 to 558.9 million) stemming from Banca Carige's acquisition of branches from the Capitalia network. Supplementary capital is made up almost exclusively by a lower tier 2 subordinated loan issue (September 2001) for 398.7 million. Negative elements in the calculation of tier 1 capital are represented by holdings in Eptaconsors, Frankfurter Bankgesellschaft, Ligurcapital and Carige Assicurazioni.

TOTAL CORE CAPITAL AND SOLVENCY RATIOS *(thousands of euros)*

	31/12/02	30/09/02	31/12/01	31/12/00
Core capital				
Tier 1 capital	724,739	822,641	804,285	1,042,469
Tier 2 capital	371,048	404,920	405,711	-1,124
Deductions (1)	180,385	31,194	50,518	53,113
Total capital (1)	915,402	1,196,367	1,159,478	988,233
Weighted assets				
Credit risk (1)	8,961,900	8,242,857	7,909,038	6,914,028
Market risk	718,900	765,464	1,094,475	1,062,959
Others prudential requirements	483,288	483,288	227,550	-
Total weighted assets (1)	10,164,088	9,491,609	9,231,063	7,976,987
Solvency ratios %				
Tier 1/ Weighted assets for credit risk	8.09%	9.98%	10.17%	15.08%
Total capital / Weighted assets for credit risk (1)	10.21%	14.51%	14.66%	14.29%
Tier 1 capital/ Total weighted assets (2)	7.13%	8.67%	8.71%	13.07%
Total capital / Total weighted assets (2)	9.01%	12.60%	12.56%	12.39%

(1) Amounts include writedown to holding in subsidiary Carige Assicurazioni as requested by regulators. Excluding this deduction, total capital would rise to 1,064,588 thousand euro with related rises in the total capital/weighted assets for credit risk from 10.23% to 11.76%, and total capital/total weighted assets ratios from 9.02% to 10.38%.
(2) Total weighted assets include credit and market risks.

With regards to capital absorption and capital adequacy levels, weighted assets for credit risk totalled 8,950 million, substantially greater than the figure required: 716 million (2001: 632.7 million). Capital adequacy requirements for market risks totalled 57.5 million, whilst other amounts required in relation to securitisation operations totalled 38.7 million. Overall, capital requirements totalled 812.2 million. After deducting core capital, 103.2 million is in excess to capital requirements.
Solvency, calculated on the basis of the total capital/weighted assets for credit risk ratio was at 31/12/02 10.23%; the total capital ratio, which includes also weighted assets for market risks, was 9.02%. The above coefficients relating to tier 1 capital were, respectively, 8.10% and 7.14%. Both indicators were lower than recorded at 31/12/01 as a result of the accounting of goodwill stemming from the purchase of 42 branches from the Capitalia group, and the writing down of the parent company's holding in Carige Assicurazioni, as requested by regulators.

Core capital and solvency ratios


1,400
1,200
1,000
800
600
400
200
0
18.00%
12.00%
6.00%
0.00%
17.24%
15.96%
969.5
897.6
17.77%
14.90%
1,134.6
951.6
13.07%
12.39%
1,042.5
988.2
12.56%
8.71%
1,159.5
804.3
915.4
724.7
9.01%
7.13%
31/12/1998
31/12/1999
31/12/2000
31/12/2001
31/12/2002
Core capital
Tier 1
Total capital ratio
Tier 1 ratio

Total capital levels and related solvency ratios have been influenced over the last few years by expansion in the Carige Group's retail network. Expansion through branch acquisitions from other banks or via new branch openings has been financed by a raise in share capital and a subordinated bonded loan issue. Both funding tools are consistent with operational growth that goes hand-in-hand with financial solidity, a characteristic of Banca Carige's operational strategy over the last ten years

Consolidated net equity, provisions for risks and charges, and net income derive from those of the parent company, Banca Carige in the following way:

	Net equity	Profit for the year
Banca Carige Balance Sheet at 31/12/2002	**1,487,540**	**104,818**
Surpluses to balance sheet value	71,796	27,532
Adjustments to allocated gains	-839	-839
Adjustments on positive differences: consolidation, net equity	-7,009	-7,009
Effects stemming from items recorded in previous business years	-71,980	-
Profit (loss) from undertakings valued by the equity method	8,072	8,512
Writedowns of adjustments and provisions for tax	388	388
Writedowns on dividends distributed by associated companies	-23,036	-23,036
Writedowns on dividends distributed by subsidiaries	-28,160	-29,309
Others	-14,982	-14,886
Consolidated Balance Sheet at 31/12/2002	**1,421,790**	**66,171**

Changes in consolidated net equity from 31/12/01 to 31/12/2002 are a result of the following variations:

Balance at 31/12/2001	**1,380,234**
Share capital increases for the yaer (with use of share premium reserve)	3,040
Amounts from share premium reserve used in share capital increases for the year	-3,040
Reintegration of amounts used from share premium reserve for securitisation	7,131
Dividends distributed during the year to shareholders of companies outside the Group	-72,849
Changes in reserves for loan losses not pertaining to third parties	7,936
Changes in negative difference: net equity, consolidation	33,139
Others	28
Consolidated net income	66,171
Balance at 31/12/2002	**1,421,790**

An increase in the negative variation in net equity (33.1 million) derives from a revaluation of assets used by Autostrada dei Fiori totalling 162 million as foreseen by Law 448/01. The amount recorded in these consolidated statements corresponds to 20.456%.

Dealings in own shares on the part of the parent company, Banca Carige, were related to the purchase of 33,112,887 shares with a nominal value of 33.1 million and a corresponding counter value of 63.9 million, and the sale of 38,820,278 shares, nominal value 38.8 million, counter value 75.4 million. The total of shares traded represented 7% of Carige's share capital. During the year the Group insurance company, Carige Assicurazioni, also purchased a quota of its own shares: 1,701 shares, (nominal value 1.7 million, counter value of 3 million) and 296,317 old shares (nominal value 0.1 million, counter value 0.1 million).

At year end, the Group had 18,974,532 Carige shares in portfolio for a counter value of 25.6 million, of which 6,024,532 were held by Banca Carige (11.6 million), and 12,950,000 shares were held by Cassa di Risparmio di Savona (14 million). With regards to the Savona bank's holding, these shares being an equity investment on the part of the bank, were not the object of trading during the year.

In addition, Carige Assicurazioni has in portfolio 1,760 of its own shares (3.1 million); Ettore Vernazza has 10,000 own shares in portfolio for a counter value of 2.3 million.

SUBSIDIARES AND OTHER EQUITY INVESTMENTS

Cassa di Risparmio di Savona, in which Banca Carige has a 95.9% holding, recorded total intermediation activities (direct deposits and indirect deposits) for 2002 of 2,326.5 million, slightly up on 2001 (+0.5). In particular, direct deposits amounted to 1,053.7 million, up 0.7%. Indirect deposits (other financial intermediation activities) rose 0.3% to 1,272.9 million. Assets under management recorded no change at 683 million, whilst assets in custody ended the year at 589.8 million (+0.8%). Lending to customers dropped in total by 2.1% to 623.3 million as a result of the securitisation of bad loans (bad loans total down as a result from 76.5 million to 2.6 million). Within the lending aggregate, there were increases in both short-term (+3.7%; 281.8 million) and medium/long-term lending (+17.5%). Following securitisation, there was a 96.7% contraction in bad loans. The securities portfolio of the bank dropped 27.2% from 327.9 million at 31/12/01 to 238.6 million.

Turning to the P&L, net profit totalled 24.7 million, a rise of 91.5% following the recording of amounts in excess to the General Banking Risks Fund of 11 million. Excluding this contribution, the rise in net income for the year was of 6.1%. The fall in interest rates resulted in a slight decrease in interest income, whilst non interest income rose 1.4%. Containments in administrative costs (-3.3%) and operating costs in general (-1.4%) had beneficial effects. In particular, net interest income totalled 42.6 million in comparison to 42.8 million in 2001. Interest income includes 2.7 million in interest on securitised bad loans.

Service-generated or non interest income amounted to 24.1 million, up 23.8 million in comparison to the previous year. Operating costs totalled 43.2 million, 43.8 million lower than in 2001. Provisions and writedowns (excluding writebacks) rose from 1.6 million in 2001 to 4.4 million. Profit on ordinary activities for the year reached 19.1 million, down 9.8 million in comparison to 2001 (21.2 million). Extraordinary net income recorded an increase over 2001 from 1.5 million to 3.3 million. After tax (8.7 million) and including the 11 million in reduced provisions to the general banking risk fund, net profit for the year was 24.7 million (+91.5%).

File No. 82-4758

CASSA DI RISPARMIO DI SAVONA *(millions of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
BALANCE SHEET						
Total assets	1,350.4	1,355.9	1,329.9	1,319.1	1.5	0.8
Direct deposits (a)	1,053.7	1,047.6	1,046.8	1,020.5	0.7	2.6
Indirect deposits (b)	1,272.8	1,265.1	1,268.5	1,343.2	0.3	-5.6
- Assets under management	683.0	665.0	683.3	704.1	0.0	-3.0
- Assets in custody	589.8	600.1	585.2	639.1	0.8	-8.4
Total Financial Intermediation Activities (TFIA) (a+b)	2,326.5	2,312.7	2,315.4	2,363.8	0.5	-2.0
Loans to customers (1)	623.3	632.2	636.7	654.8	-2.1	-2.8
Securities	238.6	276.6	328.0	399.4	-27.2	-17.9
Shareholders' equity (2)	154.9	165.9	164.5	163.5	-5.9	0.6
INCOME STATEMENT						
Operating Income	23.4	16.7	22.7	20.5	3.1	10.9
Income from Orinary Activities	19.1	15.9	21.2	14.5	-9.9	45.8
Income before Taxation	22.4	15.8	22.7	15.9	-1.3	42.3
Net income	24.7	9.1	12.9	8.6	91.1	50.6
RESOURCES						
Number of branches	44	44	43	46	2.3	-6.5
Number of employees	430	426	426	444	0.9	-4.1

(1) Gross of allowance for credit risks.

(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Total funds collected by **Banca del Monte di Lucca** reached 543.5 million, an increase of 6%. This increase was due to an 11.3% rise in direct deposits to 273.3 million; indirect deposits (270.2 million) rose by 1%. Short-term direct deposits recorded an annual rise of 4.7% and medium/long-term deposits increased 28.3%. Within indirect deposits, asset management ended the year at 84.4 million (+27.1%). The value of assets in custody fell 7.6% to 185.8 million.

Customer lending rose 17.8%, pushed particularly by a 28.3% rise in medium/long-term lending. Short-term solutions rose 8.5%. The bank's total risk aggregates amounted to 21.8 million, up 6.8% over 2001. The value of the securities portfolio continued to grow: up 34.5% to 72.1 million.

Net profit continued to grow: up from 858,000 to 1.6 million. This increase was spurred by rises in both net interest income (+13.7%) and service-generated income (+19.2%). In particular, net income reached 12.7 million in comparison to 11.1 million recorded in 2001; non-interest income totalled 6.1 million. Operating costs amounted to 14.1 million, an increase of 2.4% over 2001. Provisions and writedowns, excluding writebacks, and inclusive of the fully-used tax-exemption corresponding to 0.6% of credits, totalled 1.4 million, 14.8% higher than in 2001. Extraordinary income, net was 0.1 million, 0.4 million lower than in 2001.

BANCA DEL MONTE DI LUCCA *(millions of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
BALANCE SHEET						
Total assets	389.2	367.0	346.7	289.8	12.2	19.7
Direct deposits (a)	273.3	260.1	245.5	215.0	11.3	-10.5
Indirect deposits (b)	270.2	267.6	267.4	276.6	1.0	-3.3
- Assets under management	84.4	73.1	66.4	70.7	27.1	-6.1
- Assets in custody	185.8	194.5	201.0	205.9	-7.6	-2.4
Total Financial Intermediation Activities (TFIA) (a+b)	543.5	527.7	513.0	491.6	6.0	4.4
Loans to customers (1)	278.7	261.8	236.6	212.8	17.8	11.2
Securities	72.1	60.2	53.6	38.8	34.5	38.5
Shareholders' equity (2)	23.7	23.6	23.5	23.4	0.5	0.5
INCOME STATEMENT						
Operating Income	4.7	3.2	2.5	2.8	85.6	-8.9
Income from Orinary Activities	3.3	2.1	1.4	1.9	147.4	-30.4
Income before Taxation	3.4	2.0	1.9	2.0	85.3	-5.0
Net income	1.6	0.9	0.9	0.7	83.0	17.2
RESOURCES						
Number of branches	17	16	15	13	13.3	15.4
Number of employees	142	141	143	145	-0.7	-1.4

(1) Gross of allowance for credit risks.

(2) Including reserves for general banking risks and excluding profits and losses carried forward.

Ligure Leasing SpA, a fully owned subsidiary of Cassa di Risparmio di Savona, ended the year with a net profit of 860,000. This amount includes 923,000 received on the sale to Banca Carige of a bundle of the company's outstanding lease contracts for a value of 48.2 million. The rationale and details of the operation are given in the Banca Carige Report ("*Significant events in the first quarter of 2003*"). Remaining company assets totalled 18.9 million; in particular, lease assets amounted to 7.9 million in comparison to 70.9 million recorded at the end of 2001. Bad loans still on the company's books at 31/12/02 totalled 5.6 million (2001: -7.4%). As a result, the ratio between non-performing contracts and leased immovables rose to 28.6%.

Net profit for **Galeazzo Srl** fell from 320,000 in 2001 to 211,000. During the year, the company sold four properties in Genoa for a net profit of 208,000. Profits for the year were negatively affected by provisions for indirect tax, regionally-levied business tax, as well as local property taxes. The value of the company's property assets dropped 16.9% to 220,000.

Columbus Carige Immobiliare SpA closed the year with a net profit of 137,000, overturning a loss of 945,000 in 2001. This result was due to the sale of property for around 1.1 million in value. Interest charges on credit lines granted by Banca Carige totalled 1.5 million. The year was one of intense activity for the company, which included services provided in the lease of the Group's property and the purchase of property destined for resale as part of credit recovery on the part of the Group. With regards to the former, the company acquired five properties during the year and exchanged preliminary contracts for the purchase of two more. With regards to the purchase of property, Columbus Carige took part in judiciary auctions, successfully winning twenty four.

The company's total exposure with regards to the Group leader fell by the end of the year to 9 million in comparison to 23 million at 31/12/01 thanks to the sale of 72 properties and four industrial sites.

Immobiliare Ettore Vernazza SpA ended the year with a net profit of 1.3 million, up 400,000 over 2001 (+46.3%). This result benefited from reductions in tax rates contained in recent legislation ("the Tremonti bis"). This led to significant savings in the renovation of prestigious commercial property in the centre of Genoa. The works carried out were financed by an existing credit line with the Group leader, Banca Carige.

Immobilare Carisa SpA, a fully owned subsidiary of Cassa di Risparmio di Savona, recorded a net loss for the year of 15,000 euro, principally due to mortgage interest charges payable to Cassa di Risparmio di Savona (117,000).

Credito Fiduciario SpA saw its year-end profit rise by 5.7% over 2001. Revenues increased by 5.7%, whilst production costs rose 2.3%, down 25.2% in comparison to the figure recorded at the end of 2000. Net operating margins were up 17.7% to 188,000 due, in part, to tax breaks contained in Legislative decree 350/2001 on the return of capital exported prior to the abolition of capital controls and, more significantly, as a result of sizeable expansion in business. Total funds in trust rose 13.8% to 220 million.

Argo Finance One Srl is the special purpose vehicle set up as part of the securitisation of a part of Banca Carige's bad loans portfolio at the end of 2000. During 2001, Argo Finance One was incorporated into the Banca Carige Group after the purchase on the part of Banca Carige of a 60% holding in the company. The company's activities are carried out by Banca Carige in the form of existing service contracts. Takings for the year totalled 28 million, in line with the collection flows programmed as part of the transaction. The credit outstanding at 31st December 2002 amounted to 253.3 million.

Overall premiums collected by the Group's **insurance companies**, Carige Assicurazioni and Carige Vita Nuova, amounted to 676.2 million, stable in comparison to the end of 2001. There was, however, a marked fall in accident claims of 16.1%. The number of the companies' employees totalled 402. Re-organisation of the companies' distribution network continued and with it further closures of insurance offices bringing the total down from 482 to 443.

Levante Norditalia Assicurazioni e Riassicurazioni, in accordance with a shareholders' resolution of 16th December 2002, changed its trading name to **Carige R.D. Assicurazioni e Riassicurazioni SpA**. There was a significant increase in net profit for the year, which rose from 0.4 million to 2.3 million. This result was the fruit of far-reaching operational improvements that generated an increase in the balance between premiums received and damages paid out from 11.4 million in 2001 to 22.5 million in 2002. Premiums issued during the year dropped 7.6% to 478.4 million (2001: 517.9 million). Greater selectivity of insurable risks meant a 17.4% reduction in third-party car insurance premiums and a fall in the number of contracts by more than 181,000 (-21.9%). This reduction in the car insurance segment led to a fall in car-related insurance premiums of 14.9% in the various risk category and of 9.9% in the basic risk category. Non-car insurance business continued to be the focus of attention: premiums collected rose 20.4% thanks to innovative marketing techniques. Consequently, there has been a considerable improvement in the portfolio mix, which had been previously skewed in favour of car insurance. In 2001, car & third-party insurance accounted for 65.6% of total premiums issued; at the end of 2002 the figure was down to 58.6%, moving in line towards the average market figure of 53.6%. The share of various car-related risks dropped from 8.8% to 8.1%, whilst basic risks increased their share from 25.7% to 33.3%. The number of accident claims was drastically cut during the year to more than 42,000, a decrease in annual terms of 21.6%. This result confirms the considerable improvement in the quality of the portfolio in terms of risk. This fall was essentially in car insurance claims (around 44,000 less in number in comparison to 2001), of which accident claims represent 54.3% of the total (2001: 64.9%; 2000: 72.7%). There were considerable falls also in accident damages paid out, from 449.5 million in 2001 to 364.9 million in 2002 (-18.8%). The falls in accident reports, allied with containments in average amounts paid out, despite increased provisions to related reserves, led to a significant improvement in the ratio between damages paid out and premiums received in the car insurance segment from 77% in 2001 to 65% in 2002. Overall damages paid out, despite the fall in premiums, remained substantially at the level recorded in the previous year 2001: 471 million 2002; 481 million, evidencing a shift in favour of premiums; the ratio rose from 93% in 2001 to 98.4% in 2002. At the end of 2002, the number of company employees fell by 6 to 352. Reorganisation of the network of insurance offices continued; the number of offices dropped by 39 to 443. The average portfolio per office amounted to 1.1 million. The number of offices responsible for the settlement of claims totalled 51, one more than last year.

Carige Vita Nuova SpA closed the year with a net profit of 2.2 million (2001: 0.2 million). This result was determined by expansion in premiums, nearly one a half times greater than in 2001. Premiums rose from 150.5 million in 2001 to 197.8 million (+31.4%), overturning a

30.3% contraction in the twelve months from 31st December 2000 to 31st December 2002. Growth in premiums was generated by particularly successful capital-guaranteed products launched during the year. The products, index-linked and capital-guaranteed, consisted in tranches in the "Carige Index Four International" and "Carige Index Mixed International" fund lines as well as two unit-linked, capital-guaranteed policies of the "Carige Unit Doppia Garanzia" and "Carige Unit Tre Garanzie" lines.
There was a 58% increase in the number of life policies sold over the counters of the Group's banks to 154.2 million, whilst policy sales at the Group's insurance offices fell 17.6% to 43.6 million. The Group's banks accounted for 78% of premiums collected during the year; the remaining 22% collected by insurance agents (2001: banks 64.9%; insurance agents 35.1%). Claims settled during the year amounted to 65.4 million, similar to the previous year's figure of 63.3 million. There was an improvement in the costs/premiums ratio after the negative results of 2001 (reduction in premiums plus changeover to euro costs). Total operating costs (business and administrative costs) dropped by 10.2% of premiums to 7.3%. Asset management and private banking felt the effects of the negative performances recorded by financial markets; the management of these products is carried out by Banca Carige whose aim is to identify high-rating corporate stock suitable to guarantee good returns at contained levels of risk. Average yields, albeit in a context of low rates, were more than 4% so allowing for annual returns of 4.18% and 5.49% on the Norvita, and Carige Vita Nuova funds. Staff numbers at 31st December 2002 were unchanged over 2001: 50 employees.
Restructuring of the company's office network continued with the closure of 32 offices during the year. The total number of Carige Vita Nuova Offices at the end of the year was 320.
In the last quarter of the year the "Assurbanca" project got underway; the project aims at identifying and exploiting synergies between the banking and insurance networks of the Group (1,000 sales points throughout the country) for the cross selling of banking and insurance products.
Some administrative and productive duties are performed on the behalf of the **Group's insurance companies by other associated or correlated firms** also in the form of outsourcing. In line with CONSOB's requirements, the relations existing between these firms and the Group are at all times regulated by market conditions.

THE GROUP'S INSURANCE COMPANIES *(thousands of euros)*

	31/12/02	30/9/02	31/12/01	31/12/00	Change % 2002	Change % 2001
Carige Assicurazioni SpA						
Premiums issued	478,409	352,617	517,923	562,781	-7.6	-8.0
Claims settled *(1)*	364,932	263,955	449,527	465,133	-18.8	-3.4
Staff	352	357	358	359	-1.7	-0.3
Offices	443	448	482	558	-8.1	-13.6
Carige Vita Nuova SpA						
Premiums issued	197,812	106,995	150,488	215,915	31.4	-30.3
Claims settled	65,375	47,919	63,324	63,721	3.2	-0.6
Staff	50	49	50	46	0.0	8.7
Offices	320	322	352	418	-9.1	-15.8
Total Carige Group						
Premiums issued	676,221	459,612	668,411	778,695	1.2	-14.2
Claims settled	430,307	311,874	512,851	528,854	-16.1	-3.0
Staff	402	406	408	405	-1.5	0.7
Offices	443	448	482	558	-8.1	-13.6

(1) Item includes liquidation expenses paid during the year.

SIGNIFICANT EVENTS AFTER 31ST DECEMBER 2002

On 13th January 2003 Banca Carige was informed of the purchase of 2.281% holding in its share capital on the part of Gefip Holding SA of Brussels.

During the period, the number of Group employees rose to 4,410 (+299) following the transfer of 371 employees of the ex-Capitalia branches to Banca Carige with effect 1st January 2003.

Genoa 26th February 2003

The Board of Directors

File No. 82-4758



CONSOLIDATED FINANCIAL STATEMENTS AT 31/12/2002

File No. 82-4758

CONSOLIDATED BALANCE SHEET

ASSETS

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES	197,247	186,280	5.9	43.4
20 - TREASURY CERTIFICATES AND OTHER BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	427,642	576,767	- 25.9	- 10.6
30 - LOANS AND ADVANCES TO CREDIT INSTITUTIONS:	1,320,229	1,167,647	13.1	17.7
(a) repayable on demand	547,759	309,564	76.9	- 41.6
(b) other loans and advances	772,470	858,083	- 10.0	85.8
40 - ACCRUED INCOME AND PREPAID EXPENSES:	8,746,577	7,723,697	13.2	10.0
including:				
– loans using funds managed on behalf of third parties	188	188	-	18.5
50 - BONDS AND OTHER FIXED-INCOME SECURITIES:	1,759,587	2,125,965	- 17.2	- 3.3
(a) issued by public bodies	1,031,803	1,109,388	- 7.0	- 13.3
(b) issued by banks	429,387	642,805	- 33.2	13.7
including:				
– own securities	44,916	54,776	- 18.0	- 22.5
(c) issued by financial institutions	199,423	262,401	- 24.0	2.9
including:				
– own securities	-	-	-	-
(d) issued by others	98,974	111,371	- 11.1	13.6
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	200,478	97,938	...	- 33.5
70 - EQUITY INVESTMENTS	103,800	97,356	6.6	5.4
(a) carried at equity	75,992	61,715	23.1	7.6
(b) others	27,808	35,641	- 22.0	1.8
80 - INVESTMENTS IN GROUP COMPANIES	152,385	129,400	17.8	- 1.2
(a) carried at equity	152,385	129,400	17.8	- 1.2
(b) others	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	93,236	94,197	- 1.0	- 5.5
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	14,859	15,359	- 3.3	- 8.6
110 - INTANGIBLE FIXED ASSETS	480,672	358,201	34.2	...
including:				
– start-up costs	1,058	3,149	- 66.4	- 31.3
– goodwill	450,799	330,912	36.2	...
120 - TANGIBLE FIXED ASSETS	967,126	803,246	20.4	16.9
140 - OWN SHARES	25,613	35,832	- 28.5	13.3
(nominal value: Lit. 34,650)				
150 - OTHER ASSETS	809,174	450,477	79.6	8.7
160 - ACCRUED INCOME AND PREPAID EXPENSES:	90,308	99,446	- 9.2	- 5.0
(a) accrued income	80,497	90,315	- 10.9	- 7.9
(b) prepaid expenses	9,811	9,131	7.4	39.1
including:				
– discount on bonds issued	4,425	2,159	...	74.3
TOTAL ASSETS	15,388,933	13,961,808	10.2	9.1

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands of Euros)

	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1,466,421	1,439,221	1.9	- 35.0
(a) repayable on demand	44,216	86,041	- 48.6	- 44.9
(b) with agreed maturity dates or periods of notice	1,422,205	1,353,180	5.1	- 34.2
20 - AMOUNTS OWED TO CUSTOMERS:	6,900,768	5,838,151	18.2	16.5
(a) repayable on demand	6,239,389	5,208,676	19.8	18.0
(b) with agreed maturity dates or periods of notice	661,379	629,475	5.1	5.3
30 - DEBTS EVIDENCED BY CERTIFICATES:	3,657,445	3,539,076	3.3	13.4
(a) bonds	3,146,656	2,943,444	6.9	17.8
(b) certificates of deposits	429,497	515,059	- 16.6	- 4.8
(c) other	81,292	80,573	0.9	- 1.0
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	310	298	4.0	28.2
50 - OTHER LIABILITIES	851,226	684,111	24.4	60.0
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	149,127	139,398	7.0	- 10.5
(a) accrued expenses	83,940	95,191	- 11.8	- 19.2
(b) deferred income	65,187	44,207	47.5	16.1
70 - RESERVE FOR TERMINATION INDEMNITIES	103,515	89,611	15.5	8.4
80 - RESERVES FOR RISKS AND CHARGES	420,792	433,199	- 2.9	4.3
(a) reserves for pensions and similar commitments	294,061	304,260	- 3.4	0.1
(b) reserves for taxation	88,574	94,234	- 6.0	5.1
(c) other reserves	38,157	34,705	9.9	17.6
90 - RESERVES FOR LOAN LOSSES	14,644	6,708	...	63.6
100 - RESERVES FOR GENERAL BANKING RISKS	5,165	5,165	-	-
110 - SUBORDINATED LOANS	400,000	400,000	-	...
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	35,134	1,995	...	0.8
140 - MINORITY INTERESTS	17,539	18,507	- 5.2	0.6
150 - CAPITAL STOCK	1,020,550	1,017,510	0.3	-
160 - ADDITIONAL PAID-IN CAPITAL	136,095	132,005	3.1	5.9
170 - RESERVES	135,981	112,742	20.6	7.8
(a) legal reserve	56,869	46,515	22.3	26.1
(b) reserve for purchase of treasury stock	25,613	35,832	- 28.5	13.3
(c) statutory reserves	-	-	-	-
(d) other reserves	53,499	30,395	76.0	- 15.7
180 - REVALUATION RESERVES	8,050	8,050	-	-
200 - NET INCOME	66,171	96,061	- 31.1	19.7
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15,388,933	13,961,808	10.2	9.1

GUARANTEES AND COMMITMENTS

	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - GUARANTEES GIVEN	1,391,727	1,292,422	7.7	9.6
including:				
– acceptances	4,249	9,514	- 55.3	...
– other guarantees	1,387,478	1,282,908	8.2	9.2
20 - COMMITMENTS	820,908	658,555	24.7	- 20.8
including:				
– repurchase agreements	-	-	-	-

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	31/12/02	31/12/01	Change % 2002	Change % 2001
10 - INTEREST INCOME AND SIMILAR REVENUES	635,012	682,992	- 7.0	11.2
including:				
– loans and advances to customers	486,147	506,940	- 4.1	13.9
– fixed-income securities	123,716	147,251	- 16.0	5.2
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 280,157	- 324,108	- 13.6	17.7
including:				
– amounts owed to customers	- 78,704	- 86,084	- 8.6	20.7
– securities issued	- 147,531	- 147,215	0.2	21.8
30 - DIVIDENDS AND OTHER REVENUES:	8,754	9,348	- 6.4	35.8
(a) from shares, quotas and other equity securities	2,878	2,923	- 1.5	41.5
(b) from equity investments	5,876	6,425	- 8.5	33.3
(c) from equity investments in group companies	-	-	...	...
40 - COMMISSION INCOME	184,235	166,254	10.8	- 2.3
50 - COMMISSION EXPENSES	- 13,705	- 12,711	7.8	11.3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	- 5,844	4,427	...	- 61.4
70 - OTHER OPERATING INCOME	157,806	161,308	- 2.2	27.4
80 - ADMINISTRATIVE COSTS:	- 374,031	- 357,217	4.7	9.4
(a) personnel	- 232,748	- 225,839	3.1	9.8
including:				
– wages and salaries	- 159,519	- 139,232	14.6	7.5
– social security costs	- 44,633	- 39,131	14.1	11.8
– termination indemnities	- 21,920	- 11,068	98.0	0.6
– pensions and similar commitments	- 5,906	- 13,147	- 55.1	8.7
(b) other administrative costs	- 141,283	- 131,378	7.5	8.8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 123,129	- 114,903	7.2	17.6
100 - PROVISIONS FOR RISKS AND CHARGES	- 3,273	- 2,908	12.6	- 7.5
110 - OTHER OPERATING EXPENSES	- 11,101	- 9,720	14.2	- 8.0
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 67,090	- 50,370	33.2	- 10.6
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	13,264	9,709	36.6	- 14.9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 17,334	- 7,296	...	33.1
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	- 33	- 57	- 42.1	- 93.7
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	99	270	- 63.3	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	8,512	7,575	12.4	...
180 - INCOME FROM ORDINARY ACTIVITIES	111,985	162,593	- 31.1	11.4
190 - EXTRAORDINARY INCOME	23,339	18,997	22.9	52.8
200 - EXTRAORDINARY EXPENSES	- 6,868	- 3,585	91.6	- 21.5
210 - EXTRAORDINARY INCOME, NET	16,471	15,412	6.9	95.8
240 - INCOME TAXES	- 60,914	- 80,977	- 24.8	1.5
250 - MINORITY INTERESTS	- 1,371	- 967	41.8	31.9
260 - NET INCOME	66,171	96,061	- 31.1	19.7

CONSOLIDATED EXPLANATORY NOTES

INTRODUCTION

These financial statements have been prepared in compliance with Legislative decree 87/92 and the Bank of Italy provision dated 30/7/92 and subsequent modifications.
The Balance Sheet and Income Statement show amounts in millions of Italian lire. Comparison is made to the business year ending 31/12/01. Captions which show no amounts in the balance sheets of the periods under examination have not been entered.
In the interests of clarity, tax payable on dividends distributed by subsidiaries and companies consolidated on the basis of the equity method is shown net of correlated benefits deriving from the use of related tax credits (accounting change introduced for the half-year statements at 30th June 2002). Subsequently, changes were made to tables in the Board of Directors' report and the explanatory notes.
In the explanatory notes, amounts are expressed in millions of euros, unless otherwise stated. Captions which show no amounts for the periods under examination have been omitted.
Section 12.6 "Information regarding securitisation operations" contains details regarding the securitisation of non performing loans carried out by the Group leader at the end of 2000.
In addition to details provided in the explanatory notes full details area also given in the Board of Directors' report.

Purchase of 42 branches from the Capitalia Group

During the year, the Group leader, Banca Carige purchased 42 branches from the Capitalia Group.
The value of assets purchased at 31/12/02 are as follows:

Customer loans	510.8 mil. of euros
Customer deposits	454.3 mil. of euros
Securities issued	18.6 mil. of euros

Indirect deposits amounted to 744 million euros.
Further details are given in the Banca Carige Report.
Analysis of data presented in the explanatory notes was made on the basis of available information.

Basis of consolidation

The Consolidated Financial Statements contains financial data relative to Banca Carige and all its subsidiaries operating directly or indirectly in banking, financial and non-financial services.

The following companies were fully consolidated:

Company	Activity	Equity ratio %
Galeazzo Srl	real estate	100.000
Columbus Carige SpA	real estate	100.000
Immobiliare E. Vernazza SpA	real estate	100.000
Ligure Leasing SpA	finance	95.901
Cassa di Risparmio di Savona SpA	bank	95.901
Immobiliare Carisa Srl	Real estate	95.901
Centro fiduciario SpA	Trust company	91.110
Argo Finance One Srl	bank	60.000
Banca del Monte di Lucca SpA	bank	54.000

The Group leader acquired from the Banca del Monte di Lucca Foundation a 3% share in the capital of the subsidiary Banca del Monte di Lucca (exercise of share purchase option).

The following companies were accounted for by the equity method:

Company	Activity	Equity ratio %
Carige Vita Nuova SpA	insurance	92.809
Carige Assicurazione SpA (1)	*insurance*	87.014
Frankfurter Bankgesellschaft AG	banking	47.500
Autostrada dei Fiori SpA	other	20.456
Eptaconsors SpA	finance	20.240

(1) new trading name of Levante Norditalia Assicurazioni in accordance with shareholders' resolution of 16th December 2002

The consolidation of Carige Assicurazioni SpA and Carige Vita Nuova was carried out by applying the equity method in the light of the nature of insurance companies' activities and, subsequently, their financial statements.
Levante Norditalia Assicurazioni (now trading as Carige Assicurazioni) deliberated a free share capital increase utilising reserves from 85,370,490 to 85,434,000. A further paid up increase was deliberated to 10,520,800. The share capital increase was fully subscribed by Banca Carige, whose holding in the company rose from 87.014% to 89.178%. The Group's equity ratio rose to 90.708% following the purchase of 1,760 own shares on the part of Levante Norditalia.
Following the withdrawal of other partners, the Group's holding in *Società Consortile per il Diploma di Giurista d'Impresa a.r.l.* rose from 18.519% to 22.727%. In the light of the limited sums involved at 31/12/02 (net equity: 12,787 euros; total assets: 31,847; P&L result for 2002: loss of 32,661 euros) the holding was not valuated according to the equity method.

Statements referred to

The consolidated balance sheet was prepared by using the financial statements of the consolidated companies reclassified and adjusted to conform to regulations in force and the Group's accounting principles.

Reference date

Financial data from those statements used for consolidation are as at 31/12/02. The accounting of the associated companies under the equity method makes reference to the most recently approved balance sheet.

Consolidation principles

Subsidiaries, excluding those operating in insurance, are fully consolidated. Therefore, assets, liabilities, off-balance sheet items as well as receivables and payables are included. The insurance companies were accounted for under the equity method.
Consolidated holdings in subsidiaries are offset by the corresponding proportion of the subsidiaries' carrying value of net assets recorded in the consolidated statement for the first time. In the event of differences emerging, these are put down to the subsidiaries' assets and liabilities. Differences for the year resulting from consolidation pertaining to third parties are recorded at a specific caption. In accordance with the Bank of Italy's instructions regarding consolidated statements, positive differences arising from consolidation are partially offset by the relative revaluation and credit risk reserve provisions of those subsidiaries to which they refer. In addition, these are written down against negative differences stemming from consolidation until the two amounts match.
The remaining amount is considered goodwill and is charged to assets at "Positive differences arising from consolidation". Subsequent to the year in which consolidation were calculated, changes pertaining to the Group in subsidiaries' net assets are recorded in the consolidated statements at the relevant caption under liabilities; changes relative to third parties are recorded at caption 140 "Minority interests".
Value adjustments and provisions to reserves carried out in accordance with tax regulations were written down; relevant deferred tax was covered by provisions.
Significant intra-subsidiary relations have been eliminated.
The accounting principles applied in the preparation of financial statements of those companies consolidated were brought into line in the case of significant differences being present at consolidation.
The value of insurance companies and those in which Banca Carige has a significant holding was calculated by applying the equity method. In the case of a company in which Banca Carige has a significant interest having itself to prepare a consolidated statement, consolidated net assets were used as the basis for calculation.
Positive differences arising from the increase in value of the investment are recorded under net equity as "equity investments" for the share that refers to fixed assets, and at "Positive differences arising from application of the equity method" for the part related to goodwill.
Negative differences are classified under "Negative differences arising from application of the equity method".
Positive or negative changes in the value of the equity investment arising in the first six months of the year are accounted for. This change is recorded at caption 170 of the consolidated income statement "Profit (loss) on investments carried at equity".

Consob request for information (Consob communication no. 1011405 dated 15/2/2001)

Below is presented the information Italian banks are required to supply to Consob pursuant to article 114, legislative decree 58/98.

a) Tax relief foreseen by articles 22 and 23 of Legislative decree 153/99

The European Commission in its decision of 11th December 2001 judged the tax relief foreseen by Legislative decree 153/99 as state aid incompatible with the principles of the common market.
The Italian Government lodged an appeal against the decision with the Court of European Justice. The Italian Banking Association (ABI) also presented on 25th February 2002 an appeal against the decision at the Tribunal of Luxembourg. Banca Carige actively supports ABI's decision and will give the necessary help required in preparing an effective line of defence.
On 15th June 2002 Law decree 63/2002 was converted into Law 212/2002 implementing the European Commission's decision and suspending the tax relief contained in articles 22 and 23 of Legislative decree 153/99 from 2001 until the question is resolved. From 2001 onwards awaiting judgement on ABI's appeal, the Bank suspended special reserve provisions. On 24th December 2002 Law decree 282/02 was enacted which, in carrying out the provisions of the EU Commission, obliged those banks which had benefited from Legislative decree 153/99 to return the sums owed plus interest charges within 31/12/02.
Banca Carige repaid a total of 1,557,000.
Given the nature of the case (litigation with the European Community) this amount was recorded under credits.
The total credit is matched by adequate provisions to tax reserves in the event of a negative decision

on the part of the Court and the subsequent loss of the credit involved.

b) Special rate mortgages (Law 133/99 and article 145 of Law accompanying 2001 Budget)

Article 29 of Law 133/99 foresees the re-negotiation of mortgage interest rates at a reference rate equal to the system-wide average (as defined by article 145 of the Law accompanying the 2001 budget), with the subsequent charges, all or in part, to be covered by the State or public bodies.
In the light of this legislation. provisions to a specific reserve created by Banca Carige were made of 2,835 thousand euros in 2000; further provisions of 667 thousand euros were made during 2002.

c) Capitalisation of interest due (Constitutional Court Sentence 425 of 9/10/00)

The Constitutional Court's ruling number 425 of 9/10/00 declared illegitimate the contents of article 25, Legislative decree 344/99. The article excluded from liability to legal action those clauses between banks and customers relating to capitalisation of interest due signed after the coming into effect of the Inter-ministerial Committee for Credit and Saving's deliberation of 22/4/00, enacting Legislative decree 344/99.
The Constitutional Court confined its judgement exclusively to a criticism of the government in its enactment of the above-mentioned law.
In the light of the above and the inevitability of further legislation on the matter Banca Carige has declined the few requests it has received from customers for the return of interest paid over ten years as a result of the quarterly capitalisation of bank interest income.
The Bank does not view the Constitutional Court's sentence as an acceptance of the intrinsic reasonableness of article 25, Legislative decree 344/99 but merely as a criticism of the government's enactment of amnesty-type legislation which goes beyond the confines of its powers as stated by Law 128/98.
The Group leader has declined the few requests so far received by holders of accounts (open or closed) for the return of interest charged over the last ten years, calculated on a quarterly basis. The validity of the Bank's position appears confirmed by recent court rulings in Florence and Rome relative to the previously different time periods applied for the calculation of interest payable by the customer on one hand and interest receivable by the customer on the other.

These consolidated **financial statements** were **audited** by KPMG SpA. The selection of the Bank's auditors for the period 2000-2002 was approved by the Shareholders' Meeting of 27/4/00 pursuant to Legislative decree 58/98. The duties of the auditors for the period are the auditing of the Bank's financial statements, the consolidated financial statements, and a limited review of the half yearly report at 30 June.

PART A
ACCOUNTING PRINCIPLES

SECTION 1

The Accounting Policies are in compliance with law decree 87/92 and the Bank of Italy's provisions of 30/7/92 and subsequent modifications and are the same as those used previous year with the exception of the handling of securities deriving from structured securitised debt transactions.

LOANS, GUARANTEES AND COMMITMENTS

Loans are stated at their estimated realizable value and are determined according to debtors' solvency and the debt-paying difficulty of the debtor's home country.

The valuation of loans is made under the application of either an analytic or lump-sum method.

The interest on overdue loans is adjusted by the portion of loans considered to be irrecoverable.

Reserves for loan losses, recorded under "Liabilities", have been created exclusively to offset contingent credit risks.

Reserves for guarantees and commitments, recorded under "Liabilities" have been created to offset this particular kind of risk.

SECURITIES PORTFOLIO AND OFF-BALANCE SHEET TRANSACTIONS EXCLUDING THOSE IN CURRENCY

Investment securities. Investment securities are valued at cost, adjusted on an accruals basis for the difference between cost and their redemption at maturity and includes unamortized issue premiums or discounts.

In the event of long term deterioration of the issuer's solvency, the securities are written down. In the case of those securities deriving from structured securitised debt transactions, writing down is carried out on the basis of expected proceeds stemming from the underlying.

The original value of investment securities is reinstated when the reasons for writing down cease to apply.

Trading securities.

- trading securities quoted on organised markets are valued either at purchase price or the average market price for the last month of the year, whichever is lower;
- securities not quoted on organised markets are valued at cost adjusted for market trends and issuer solvency. In the case of those securities deriving from structured securitised debt transactions, value adjustments are carried out on the basis of expected proceeds stemming from the underlying.

The purchase price, determined according to the principle of daily weighted average, includes adjustments for the relevant annual quota of issue premium or discount accumulated during the period the securities are held.

Securities held at 1/12/91 and still in portfolio at year end 1999 are valued at cost defined as the value of transfer to Banca Carige at 1/12/91 and adjusted for issue premium or discount pursuant to Legislative decree 719/94 and subsequent changes.

The original value of the securities is reinstated when the reasons for writing down cease to apply.

Any securities to be transferred from the investment to trading portfolio will be recorded at the book value on the date of transfer calculated on the basis of the criteria applied to investment securities foreseen in the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, the latter modified by CONSOB's letter dated 15/6/01. Securities transferred still present in portfolio at year end are valuated according to the criteria applied to the portfolio to which they are destined

Off balance sheet operations, excluding those in currency. Unsettled securities transactions are evaluated according to the criteria of the portfolio to which they are destined. Unsettled trading securities transactions are evaluated accordingly:

a) with regards to commitments to purchase and commitments to sell which have the same underlying securities with the same nominal value, any positive difference between the settlement price of the commitment to purchase and the settlement price of the commitment to sell is recorded in the income statement;
b) the residual commitments to purchase are evaluated at either settlement price or market price, whichever is lower;
c) the residual commitments to sell are evaluated at either settlement price or book value, whichever is lower.

Derivative contracts on securities, interest rate etc., are evaluated accordingly:

a) contracts related to underlying equity investments are evaluated at cost and written down in the event of long-term deterioration of the issuer's solvency;
b) trading derivatives contracts are evaluated at either cost or market value, whichever is lower. Market value of contracts is that quoted at the last day of the business year. Those contracts which are not quoted on organised markets but which can be evaluated according to official parameters, are evaluated at replacement cost at the last day of the business year;
c) economically-linked trading contracts, which are closely correlated both technically and financially, are evaluated in the same way. The

losses which exceed connected gains are recorded in the income statement;

d) hedging contracts on trading securities are evaluated in the same way as the underlying: market value is the average of prices and parameters recorded in the last month of the business year. Losses which exceed gains on securities or gains which correspond to losses on securities are recorded in the income statement;
e) hedging contracts on assets and liabilities which are evaluated at cost are in turn evaluated at cost.

EQUITY INVESTMENTS

The Bank's stock rights in relation to its subsidiaries are included under holdings. These rights, in the form of securities or not, are held for investment.
Holdings, both substantial and those in Group subsidiaries, are valued at purchase cost or subscription as according to Law 218/90. The cost is written down to reflect any permanent loss in value. The original value is reinstated when the reasons for writing down ceased to apply.

FOREIGN CURRENCY ASSETS AND LIABILITIES INCLUDING OFF-BALANCE SHEET TRANSACTIONS

Assets, excluding equity investments, and liabilities expressed in foreign currencies are valued applying the spot rate at 31/12/000.
Equity investments expressed in foreign currencies are valued according to the rate in force at the time of purchase.
Off-balance sheet transactions expressed in foreign currencies are valued:

- at the spot rate as of the last business day of the period in the case of unsettled spot contracts;
- at the forward exchange rate as of the last business day of the period for maturities corresponding to those of the contracts being valued, in the case of forward transactions.

In the case of on-balance sheet assets and liabilities linked to off-balance sheet assets and liabilities, off-balance sheet items are accounted for in a manner similar to the accounting of on-balance sheet items.

TANGIBLE FIXED ASSETS

Tangible assets are recorded at purchase price plus related charges, and include leased assets and those assets that are to be leased.
The value of tangible fixed assets includes revaluation in accordance with Laws 575/75, 72/83, 413/91 (only for some assets transferred by merged companies) and with reference to capital gains, Law 218/90.
Advances to supplies for the purpose of tangible fixed assets are included under tangible fixed assets.
Depreciation is determined by using the straight-line method over the useful life of each category.
Objects of art, being assets which conserve if not increase their value, are not amortized.
Included in this category are leased assets, in line with the equity method.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are, in those cases foreseen by relevant legislation, recorded with the consent of the Board of Statutory Auditors and are amortized on a straight-line basis. Start-up and improvement costs in addition to research and development costs are amortised over a period not exceeding five years.
Amortisation of goodwill stemming from the purchase of branches from Banco di Sicilia and IntesaBci will be carried out over twenty years; from 1st January 2001 for goodwill deriving from the first acquisition and from 1st October 2001 for the second.
The length of amortisation corresponds to the average length of time of goodwill intrinsic in the branches acquired.
Amortisation rates on goodwill deriving from the purchase of branches from Banco di Sicilia and the Intesa Group stem from the application of an analytical model which takes into account the expected returns on the branches acquired and the period of time required for their integration into the Banca Carige Group.
The application of this methodology represents a change to the previous simplified method and benefits from heightened information flows from the branches during the year. Consequently, a weighted average rate of 1.82% was applied for 2002, unlike the fixed rate of 5% applied in 2001.
The change in the method of calculation is justified by the increasing importance that branch acquisitions have played in the Carige Group's expansion policy since 2000. Consequently, an analytically-derived amortisation rate calculated on a yearly basis rather than the previous simplified fixed-charge rate captures more effectively the expected returns over the useful life of the investment.
Unlike the previous amortisation rate, which was at a fixed rate, the method applied from 2002 utilises a rising-charge rate until the integration of the branches acquired is completed (2006 for the ex-Banco di Sicilia branches; 2007 for the ex-Intesa group branches). Post-integration amortisation will be on a fixed-charge basis.
Goodwill paid on the acquisition of branches from the Capitalia group (contract date 30/12/02 with effect 11.59 pm of 31/12/02) will be amortised over twenty years on a rising-charge basis. Integration of these branches will be completed in 2008.

PAYABLES

Payables are recorded at face value.

TERMINATION INDEMNITY

Termination indemnity is in accordance with current legislation.

SUPPLEMENTARY PENSION FUND

The subsidiaries' supplementary pension funds are managed according to regulations specific to each company.

ACCRUALS AND DEFERRALS

Accruals and deferrals are calculated in accordance with the matching principle.

RESERVES FOR RISKS AND CHARGES - RESERVES FOR TAXATION

Tax reserves stem from provisions for direct taxation, deferred tax liabilities, indirect taxation and other unforeseen events such as risk to liabilities after litigation.

OTHER TAX ASPECTS - DEFERRED TAX: POSITIVE AND NEGATIVE EFFECTS

The calculation of deferred tax is made on the basis of the equity method with reference to the timing differences existing between the value attributed to an asset or liability under accounting criteria and the value attributed to the same for the calculation of tax.
Tax advanced is recorded under assets subject to the condition that, for prudential reasons, there is a reasonable expectation of realising, over a period of five years, taxable income sufficient for its recovery.
The recording of liabilities for taxes payable in the future is subject to the condition that there is a possibility of the liability to tax occurring.
The treatment of deferred tax in these financial statements is in accordance with the Bank of Italy's instructions dated 3/8/99.

POSITIVE CONSOLIDATION AND NET EQUITY DIFFERENCES

Positive consolidation and net equity differences are amortised over five years.
Positive net equity differences relative to majority holdings in insurance subsidiaries are amortised with the consent of the Board of Statutory Auditors over a longer period of time in the light of the nature of insurance companies' activities and the reasonable expectation of slower depreciation.
Consequently, positive net equity differences stemming from the consolidation of the insurance subsidiaries Levante Norditalia Assicurazioni and Carige Vita Nuova are amortised over fifteen years.
Differences respectively of net equity and consolidation relative to Cassa di Risparmio di Savona and Banca del Monte di Lucca are amortised over twenty years.

SECTION 2

TAX-RELATED ADJUSTMENTS AND PROVISIONS

2.1 Tax Adjustments
Not carried out.

2.2 Tax Provisions
Not carried out.

PART B
CONSOLIDATED BALANCE SHEET

SECTION 1

LOANS

The consolidated loans portfolio, summarized in this section, amounts to 10,264,053 thousands of euros and is analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Cash in hand, balances with central banks and post offices (caption 10)	197,247	1.9	186,280	2.0
- Loans and advances to credit institutions (caption 30)	1,320,229	12.9	1,167,647	12.9
- Loans and advances to customers (caption 40)	8,746,577	85.2	7,723,697	85.1
Total	**10,264,053**	**100.0**	**9,077,624**	**100.0**

	31/12/02	31/12/01	Change absolute	%
CAPTION 10 "CASH IN HAND, BALANCES WITH CENTRAL BANKS AND POST OFFICES"	**197,247**	**186,280**	**10,967**	**5.9**
Cash	197,069	185,092	11,977	6.5
Promissory notes of Bank of Italy and postal orders and cheques	107	1,048	-941	-89.8
Deposits with				
- central banks	-	-	-	-
- post offices	71	140	-69	-49.3
Total	**197,247**	**186,280**	**10,967**	**5.9**

Item includes 9,345,000 relating to the branches acquired from the Capitalia group.

	31/12/02	31/12/01	Change absolute	%
1.1 CAPTION 30 "LOANS AND ADVANCES TO CREDIT INSTITUTIONS"	**1,320,229**	**1,167,647**	**152,582**	**13.1**
(a) deposits with central banks	163,109	527,961	-364,852	-69.1
(b) bills eligible for refinancing by central banks	-	-	-	-
(c) loans for leased assests	-	-	-	-
(d) repurchase agreements	19,454	-	19,454	...
(e) loans of securities	-	-	-	-

Caption 30 detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Nominal value				
Deposits with central banks	163,109	527,961	-364,852	-69.1
- Compulsory reserves	163,109	527,961	-364,852	-69.1
Deposits with banks	1,165,035	647,112	517,923	80.0
- Deposits	963,711	384,179	579,532	...
- Repurchase agreements	19,454	-	19,454	...
- Discounted notes	2,795	6,656	-3,861	-58.0
- Overdraft facilities	85,455	105,618	-20,163	-19.1
- Loans (Financial backing)	63,711	126,337	-62,626	-49.6
- Long term loans	211	229	-18	-7.8
- Bad loans	21,720	-		
- Other	7,978	24,093	-16,115	-66.9
	1,328,144	**1,175,073**	**153,071**	**13.0**
(-) Total specific allowances	7,915	7,426	489	6.6
- Long term loans	7,648	-	7,648	...
- Other loans	267	7,426	-7,159	-96.4
Total	**1,320,229**	**1,167,647**	**152,582**	**13.1**

Item includes 135,877,000 relating to the branches acquired from the Capitalia group.

At 31/12/02, all non-guaranteed credits to residents outside the OECD were valuated analytically; credit risk positions are classified as either bad loans or watchlists.

1.2 CASH CREDITS BANKS	31/12/02			31/12/01		
CATEGORIES/BALANCES	Gross value	Specific allowances	Net value	Gross value	Specific allowances	Net value
A. Credits at risks	23,132	7,915	15,217	22,591	7,426	15,165
A.1 Bad loans	21,720	7,648	14,072	-	-	-
A.2 Watchlists	445	267	178	-	-	-
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	-	-	-	-	-	-
A.5 Non-guaranteed credits towards countries at	967	-	967	22,591	7,426	15,165
B. Performing credits	1,305,012	-	1,305,012	1,152,482	-	1,152,482

At 31/12/02, items A.1 "Bad loans" and A.2 "Watchlists" refer entirely to country-risk positions.

1.3 DOUBTFUL LOANS
BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	-	-	-	-	22,592
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	21,720	21,885	-	-	59
B.1 ex-performing loans	-	-	-	-	-
B.2 interest on overdue loans	364	-	-	-	-
B.3 transfer from other doubtful loan categories	21,356	21,303	-	-	-
B.4 other increases	-	582	-	-	59
C. Decreases	-	21,440	-	-	21,684
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	-
C.3 payments received	-	-	-	-	-
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	21,356	-	-	21,303
C.6 other decreases	-	84	-	-	381
D. Total closing exposure at 31/12/02	21,720	445	-	-	967
D.1 of which: interest on overdue loans	364	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	-	-	-	-	22,070
A.1 of which: interest on overdue loans	-	-	-	-	-
B. Increases	-	-	-	-	937
B.1 ex-performing loans	-	-	-	-	
B.2 interest on overdue loans	-	-	-	-	-
B.3 transfer from other doubtful loan categories	-	-	-	-	-
B.4 other increases	-	-	-	-	937
C. Decreases	-	-	-	-	415
C.1 re-performing credits	-	-	-	-	-
C.2 write offs	-	-	-	-	
C.3 payments received	-	-	-	-	
C.4 gains from ceding	-	-	-	-	-
C.5 transfer to other doubtful loan categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	415
D. Total closing exposure at 31/12/2001	-	-	-	-	22,592
D.1 of which: interest on overdue loans	-	-	-	-	-

1.4 TOTAL VALUE ADJUSTMENTS
BANKS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	-	-	-	-	7,426	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	7,648	7,020	-	-	-	-
B.1 adjustments	945	-	-	-	-	-
B.1.1 of which: interest on overdue loans	365	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	6,703	7,020	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	6,753	-	-	7,426	-
C.1 recoveries stemming from evaluation	-	50	-	-	406	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-	-	-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer to other loan categories	-	6,703	-	-	7,020	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/02	7,648	267	-	-	-	-
D.1 of which: interest on overdue loans	365	-	-	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	-	-	-	-	6,781	-
A.1 of which: interest on overdue loans	-	-	-	-	-	-
B. Increases	-	-	-	-	727	-
B.1 adjustments	-	-	-	-	727	-
B.1.1 of which: interest on overdue loans	-	-	-	-	-	-
B.2 amounts from credit risk fund	-	-	-	-	-	-
B.3 transfer from other loan categories	-	-	-	-	-	-
B.4 other increases	-	-	-	-	-	-
C. Decreases	-	-	-	-	82	-
C.1 recoveries stemming from evaluation	-	-	-	-	82	-
C.1.1 of which: interest on overdue loans	-	-	-	-	-	-
C.2 recoveries stemming from payments received	-	-	-	-		-
C.2.1 of which: interest on overdue loans	-	-	-	-	-	-
C.3 write offs	-	-	-	-	-	-
C.4 transfer to other loan categories	-	-	-	-	-	-
C.5 other decreases	-	-	-	-	-	-
D. Total closing adjustments at 31/12/2001	-	-	-	-	7,426	-
D.1 of which: interest on overdue loans	-	-	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
1.5 CAPTION 40 "LOANS AND ADVANCES TO CUSTOMERS"	**8,746,577**	**7,723,697**	**1,022,880**	**13.2**
(a) bills eligible for refinancing by central banks	-	-	-	-
(b) loans for leased assets	11,638	10,494	1,144	10.9
(c) repurchase agreements	-	-	-	-
(d) loans of securities	-	-	-	-

Coption 40 detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Nominal value				
Discounted notes	38,411	33,027	5,384	16.3
Advances with recourse	302,555	223,186	79,369	35.6
Current accounts	1,642,710	1,457,178	185,532	12.7
Other non-current account loans	2,148,114	2,268,164	-120,050	-5.3
Loans backed by pledged assets	14,370	13,439	931	6.9
Mortgage loans	4,238,040	3,407,540	830,500	24.4
Salary backed loans	12,221	8,521	3,700	43.4
Consumer credit loans	4,338	6,522	-2,184	-33.5
Factoring	96,174	126,610	-30,436	-24.0
Loans for leased assets	11,638	10,494	1,144	10.9
Bad loans	260,906	298,809	-37,903	-12.7
Other	111,365	35,988	75,377	...
	8,880,842	**7,889,478**	**991,364**	**12.6**
(-) Total specific allowances	134,265	165,781	-31,516	-19.0
– Bad loans	114,369	143,651	-29,282	-20.4
– Other	19,896	22,130	-2,234	-10.1
Total	**8,746,577**	**7,723,697**	**1,022,880**	**13.2**

The item includes 510,835,000 relating to the purchase of branches from the Capitalia group. The nominal value of the credits was adjusted to take into account expected losses as follows:

	31/12/02	31/12/01
– analytic allowances	128,093	158,657
– lump-sum allowances	6,172	7,124
- country risks	-	344
- other	6,172	6,780
Total	**134,265**	**165,781**

All bad loan positions are evaluated analytically as are significant watchlist and country-risk positions specified at 1.1.
Other watchlists are evaluated on a lump-sum basis.

Rescheduled loans were evaluated analytically calculating future flows on the basis of the difference between renegotiated interest rates and the annual average yield for interbank company loans for 2002.

	31/12/02	31/12/01	Change absolute	%
1.6 SECURED LOANS TO CUSTOMERS	**5,227,308**	**4,843,492**	**383,816**	**7.9**
(a) by mortgages	3,141,754	2,945,782	195,972	6.7
(b) by pledges on:	149,112	118,821	30,291	25.5
1. Cash deposits	5,743	9,995	-4,252	-42.5
2. Securities	123,263	88,020	35,243	40.0
3. Other valuables	20,106	20,806	-700	-3.4
(c) by guarantees from:	1,936,442	1,778,889	157,553	8.9
1. Governments	86	77	9	11.7
2. Other public entities	5,217	13,826	-8,609	-62.3
3. Banks	141,191	174,903	-33,712	-19.3
4. Other operators	1,789,948	1,590,083	199,865	12.6

This detail does not include loans to government and pubblic bodies.

1.7 CASH CREDITS CUSTOMERS

CATEGORIES/BALANCES	31/12/02 Gross value	31/12/02 Specific allowances	31/12/02 Net value	31/12/01 Gross value	31/12/01 Specific allowances	31/12/01 Net value
A. Credits at risks	482,689	134,236	348,453	509,736	164,418	345,318
A.1 Bad loans	266,222	114,369	151,853	301,489	143,651	157,838
A.2 Watchlists	188,631	17,702	170,929	187,817	18,929	168,888
A.3 Credits undergoing restructuring	-	-	-	-	-	-
A.4 Restructured loans	9,315	2,165	7,150	7,902	1,494	6,408
A.5 Non-guaranteed credits towards countries at	18,521	-	18,521	12,528	344	12,184
B. Performing credits	8,970,074	29	8,970,045	7,802,497	1,362	7,801,135

The credits presented in the table refer to balance sheet asset caption 40 "Loans and advances to customers" and to credits related to leasing transactions which totalled 571,921 thousand euros at 31/12/02. In particular, 5,316 thousand euros is in the form of bad loans and is covered for 1,240 thousand euros by liabilities caption 80c "Reserves for loan losses - other reserves".
Leasing transactions are included at assets caption 120 " Tangible assets" for a total of 614,271 thousand euros.

1.8 DOUBTFUL LOANS CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/01	301,489	187,817	-	7,902	12,528
A.1 of which: interest on overdue loans	66,346	6,690	-	-	-
B. Increases	131,001	72,840	-	1,977	9,965
B.1 ex-performing loans	60,993	62,926	-	1,977	-
B.2 interest on overdue loans	15,349	2,096	-	-	-
B.3 transfer from other doubtful loan categories	42,580	1,011	-	-	-
B.4 other increases	12,079	6,807	-	-	9,965
C. Decreases	166,268	72,026	-	564	3,972
C.1 re-performing credits	1,706	11,007	-	-	-
C.2 write offs	97,443	261	-	451	-
C.3 payments received	38,835	4,863	-	-	31
C.4 gains from ceding	28,027	636	-	-	-
C.5 transfer to other doubtful loan categories	39	42,580	-	-	972
C.6 other decreases	218	12,679	-	113	2,969
D. Total closing exposure at 31/12/02	266,222	188,631	-	9,315	18,521
D.1 of which: interest on overdue loans	46,887	5,485	-	-	-

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans
A. Total opening exposure at 31/12/00	255,390	200,311	125	8,122	945
A.1 of which: interest on overdue loans	62,727	6,215	-	-	-
B. Increases	122,162	149,577	15	1	11,727
B.1 ex-performing loans	41,235	137,903	-	-	33
B.2 interest on overdue loans	14,198	2,977	-	-	-
B.3 transfer from other doubtful loan categories	63,542	57	-	-	-
B.4 other increases	3,187	8,640	15	1	11,694
C. Decreases	76,063	162,071	140	221	144
C.1 re-performing credits	24	74,870	-	-	-
C.2 write offs	46,395	2,208	-	-	-
C.3 payments received	27,915	11,310	-	-	140
C.4 gains from ceding	976	1,508	-	-	-
C.5 transfer to other doubtful loan categories	57	63,402	140	-	-
C.6 other decreases	696	8,773	-	221	4
D. Total closing exposure at 30/6/2001	301,489	187,817	-	7,902	12,528
D.1 of which: interest on overdue loans	66,346	6,690	-	-	-

1.9 TOTAL VALUE ADJUSTMENTS CUSTOMERS

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/01	143,651	18,929	-	1,494	344	1,362
A.1 of which: interest on overdue loans	66,346	1,289	-	-	-	15
B. Increases	85,726	8,770	-	1,122	-	700
B.1 adjustments	66,469	8,256	-	1,122	-	532
B.1.1 of which: interest on overdue loans	14,984	202	-	-	-	-
B.2 amounts from credit risk fund	9,484	4	-	-	-	77
B.3 transfer from other loan categories	9,382	457	-	-	-	22
B.4 other increases	391	53	-	-	-	69
C. Decreases	115,008	9,997	-	451	-	2,033
C.1 recoveries stemming from evaluation	2,771	561	-	-	26	804
C.1.1 of which: interest on overdue loans	562	-	-	-	-	-
C.2 recoveries stemming from payments received	2,222	151	-	-	-	83
C.2.1 of which: interest on overdue loans	760	24	-	-	-	26
C.3 write offs	97,374	261	-	451	-	641
C.4 transfer to other loan categories	39	9,017	-	-	318	487
C.5 other decreases	12,602	7	-	-	-	18
D. Total closing adjustments at 31/12/02	114,369	17,702	-	2,165	344	29
D.1 of which: interest on overdue loans	46,887	1,484	-	-	-	7

Items B.1 'Increases- writedowns' and C.5 'Decreases-other changes' include 12,455 thousand euros corresponding to the annual charge for 2002 of losses relating to securitisation carried out by the Group leader at the end of 2000.

CATEGORIES/BALANCES	Bad loans	Watchlists	Loans subject to rescheduling	Rescheduled loans	Country risk non-guaranteed loans	Performing loans
A. Total opening adjustments at 31/12/00	134,243	27,556	-	1,451	241	2,628
A.1 of which: interest on overdue loans	62,727	1,727	-	-	-	8
B. Increases	71,854	13,702	-	43	103	707
B.1 adjustments	49,886	13,009	-	43	103	645
B.1.1 of which: interest on overdue loans	14	379	-	-	-	-
B.2 amounts from credit risk fund	3,128	60	-	-	-	27
B.3 transfer from other loan categories	18,376	11	-	-	-	22
B.4 other increases	464	622	-	-	-	13
C. Decreases	62,446	22,329	-	-	-	1,973
C.1 recoveries stemming from evaluation	602	1,863	-	-	-	917
C.1.1 of which: interest on overdue loans	-	207	-	-	-	-
C.2 recoveries stemming from payments received	3,020	234	-	-	-	6
C.2.1 of which: interest on overdue loans	1,195	48	-	-	-	5
C.3 write offs	46,358	2,208	-	-	-	675
C.4 transfer to other loan categories	10	18,024	-	-	-	375
C.5 other decreases	12,456	-	-	-	-	-
D. Total closing adjustments at 31/12/2001	143,651	18,929	-	1,494	344	1,362
D.1 of which: interest on overdue loans	66,346	1,289	-	-	-	15

SECTION 2

SECURITIES

The securities held by the Bank amount to 2,387,707 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Treasury certificates and other bills eligible for refinancing with central banks (caption 20)	427,642	17.9	576,767	20.6
- Bonds and other fixed-income securities (caption 50)	1,759,587	73.7	2,125,965	75.9
- Shares, quotas and other equity securities (caption 60)	200,478	8.4	97,938	3.5
Total	**2,387,707**	**100.0**	**2,800,670**	**100.0**
of which:				
- Investment securities	241,968	10.1	460,123	16.4
- Trading securities	2,145,739	89.9	2,340,547	83.6

	31/12/02	31/12/01	Change absolute	%
2.1 INVESTMENT SECURITIES	**241,968**	**460,123**	**-218,155**	**-47.4**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	241,968	240,347	460,123	454,704
1.1 Government securities	94,706	95,116	362,111	358,084
- listed	94,706	95,116	362,111	358,084
- unlisted	-	-	-	-
1.2 Other securities	147,262	145,231	98,012	96,620
- listed	75,523	73,719	30,808	29,172
- unlisted	71,739	71,512	67,204	67,448
2. Shares and equity securities	-	-	-	-
- listed	-	-	-	-
- unlisted	-	-	-	-
Total	**241,968**	**240,347**	**460,123**	**454,704**

Book value of investment securities comprises the difference, on the basis of "pro rata temporis" criteria, between cost and redemption value, including issue premium or discount.
The difference between book and market value (1,621 thousand euros) represents the potential loss for the portfolio.
The positive and negative differences between book value and re-payment value at maturity total 1,862 thousand euros and 787 thousand euros, respectively. These differences were calculated separately for each category.

	Book value	Redemption value	Positive differences	Negative differences
1. Listed certificates of indebtedness	170,229	169,087	1,862	720
Public bodies	94,706	94,653	496	443
Banks	52,597	52,046	603	52
Other	22,926	22,388	763	225
2. Unlisted certificates of indebtedness	71,739	71,806	-	67
Public bodies	-	-	-	-
Banks	6,049	6,116	-	67
Other	65,690	65,690	-	-
Total	**241,968**	**240,893**	**1,862**	**787**

2.2 CHANGES IN INVESTMENT SECURITIES

	31/12/02	31/12/01
A. Opening balances	460,123	405,572
B. Increases	160,454	58,271
B1. Purchases	57,980	57,206
B2. Writebacks	-	-
B3. Transfers from trading portfolio	100,116	-
B4. Other changes	2,358	1,065
C. Decreases	378,609	3,720
C1. Sales	149,760	539
C2. Redemptions	228,101	2,897
C3. Adjustments including	-	-
- permanent writedowns	-	-
C4. Transfers to trading portfolio	-	-
C5. Other changes	748	284
D. Closing balances	241,968	460,123

Transfers to and/or from the investment securities portfolio were carried out in accordance with the Bank of Italy's communication of 12/6/01, CONSOB's communication no.95001286 of 15/2/95, subsequently modified by CONSOB's letter of 15/6/01, and the policy document approved by the Board of Directors of Banca Carige on 27/3/95, subsequently modified on 6/12/99.
Item B.1 "Purchases" includes 9,190,000 relating to the subscription of Junior class D securities issued on 25th March 2002 by the special purpose vehicle Argo Mortgage within the confines of the securitisation transaction carried out by the Bank (securitisation of performing mortgages) at the end of 2001.
Item B.3 "Transfers from the trading securities portfolio" relates to:

- 84,453 in Italian government stock as part of the limited recourse mortgage granted to the SPV Argo Finance One and transferred on 1st March 2002 from the trading to investment portfolio. This placement appears better suited to these securities in the light of the characteristics of the securitisation operation carried out by Banca Carige at the end of 2000;
- 15,663 in buy and hold securities transferred to the investment securities portfolio.

The transfer of securities was carried out in respect of the Bank's valuation criteria for trading securities.
The transfers in question did not generate losses for the year as the market price of the securities was higher at the moment of transfer than their nominal value; there were, however, positive and negative trading differences of, respectively, 115,000 and 88,000.
Item C.1 "Sales" refers to the sale of securities for the funding of expansion of the Bank's distribution network (81 branches purchased from Banco di Sicilia and Intesa group).

	31/12/02	31/12/01	Change absolute	%
2.3 TRADING SECURITIES	**2,145,739**	**2,340,547**	**-194,808**	**-8.3**

	31/12/02		31/12/01	
	Book value	Market value	Book value	Market value
1. Certificates of indebtedness	1,945,261	1,967,567	2,242,609	2,280,062
1.1 Government securities	1,349,252	1,364,581	1,236,162	1,250,212
– listed	1,346,977	1,362,288	1,233,861	1,247,911
– unlisted	2,275	2,293	2,301	2,301
1.2 Other securities	596,009	602,986	1,006,447	1,029,850
– listed	419,695	425,176	721,023	742,645
– unlisted	176,314	177,810	285,424	287,205
2. Shares and equity securities	200,478	202,817	97,938	100,637
– listed	161,213	163,459	75,852	77,675
– unlisted	39,265	39,358	22,086	22,962
Total	**2,145,739**	**2,170,384**	**2,340,547**	**2,380,699**

The difference between market value and book value represents potential non-recorded capital gains for the period and amounts to 24,645 thousand euros, of which 17,128 thousand euros related to hedging forward transactions.

2.4 CHANGES IN TRADING SECURITIES	31/12/02	31/12/01
A. Opening balances	2,340,547	2,584,473
B. Increases	8,424,304	10,897,646
B1. Purchases	8,355,979	10,832,338
- Certificates of indebtedness	7,797,622	10,224,867
. Government securities	6,659,903	7,801,275
. other securities	1,137,719	2,423,592
- Shares and other equity securities	558,357	607,471
B2. Writebacks and revaluations	1,085	2,772
B3. Transfers from investment portfolio	-	-
B4. Other changes	67,240	62,536
C. Decreases	8,619,112	11,141,572
C1. Sales and redemptions	8,471,468	11,097,647
- Certificates of indebtedness	8,034,047	10,459,643
. Government securities	6,485,824	7,935,818
. other securities	1,548,223	2,523,825
- Shares and other equity securities	437,421	638,004
C2. Adjustments	21,075	24,862
C3. Transfers to investment portfolio	100,116	-
C4. Other changes	26,453	19,063
D. Closing balances	2,145,739	2,340,547

SECTION 3

EQUITY INVESTMENTS

Equity investments amount to 256,185 thousand euros and are analysed as follows:

	31/12/02 thousands of €	%	31/12/01 thousands of €	%
– Equity investments (caption 70)				
(a) - carried at equity	75,992	29.7	61,715	27.2
(b) - others	27,808	10.8	35,641	15.7
– Investments in Group companies (caption 80)				
(a) - carried at equity	152,385	59.5	129,400	57.1
(b) - others	-	-	-	-
Total	**256,185**	**100.0**	**226,756**	**100.0**

3.1 SIGNIFICANT INVESTMENTS

Name	(1)	(2)	(3)	(4)	(5) (5.1)	(5.2)	(6)	(7)
A. Companies included in the basis of consolidation								
A.1 Fully consolidated (a)								
1. Banca CARIGE SpA	Genoa	1	-	-	-	-	-	XXX
2. Galeazzo Srl	Genoa	1	5,023	211	A1.1	100.00	100.00	XXX
3. Columbus Carige Imm. SpA	Genoa	1	19,426	137	A1.1	99.98	99.98	XXX
					A1.2	0.02	0.02	XXX
4. Cassa di Risparmio di Savona SpA	Savona	1	160,811	24,678	A1.1	95.90	95.90	XXX
5. Ligure leasing SpA	Savona	1	8,778	860	A1.4	100.00	100.00	XXX
6. Immobiliare CARISA Srl	Savona	1	1,815	-15	A1.4	100.00	100.00	XXX
7. Imm. Ettore Vernazza SpA (b)	Genoa	1	5,089	1,335	A1.1	90.00	100.00	XXX
8. Centro Fiduciario SpA	Genoa	1	1,076	125	A1.1	71.93	71.93	XXX
					A1.4	20.00	20.00	XXX
8. Argo Finance One Srl	Genoa	1	10	-	A1.1	60.00	60.00	XXX
9. Banca del Monte di Lucca SpA	Lucca	1	26,047	1,570	A1.1	54.00	54.00	XXX
A.2 Proportional consolidation								
B. Companies accounted for under the equity method								
1. Carige Assicurazioni SpA (a) (c)	Milan	1	119,254	2,251	A1.1	89.18	90.71	104,883
2. Carige Vita Nuova SpA (a)	Genoa	1	51,183	2,187	A1.1	92.81	92.81	47,502
4. Frankfurter Bankgesellschaft AG (d)	Frankfurt	8	22,635	11	A1.1	47.50	47.50	10,752
5. Eptaconsors SpA (e)	Milan	8	87,629	8,057	A1.1	20.24	20.24	17,736
6. Autostrada dei Fiori SpA (a)	Savona	8	232,227	20,243	A1.1	16.62	16.62	47,504
					A1.4	4.00	4.00	
C. Other substantial participating interest								
1. Consorzio per il Giurista di Impresa Scrl	Genoa	8	45.0	-3.0	A1.1	22.7	22.7	20.0

(a) Captions are taken from the 31/12/2002 financial statements.
(b) The company holds 10% of its own shares.
(c) The company changed its trading name from Levante Norditalia Assicurazioni. The company owns 1.69% of its own shares.
(d) Data taken from the most recently approved balance sheet at 30/09/2002.
(e) Figures taken from the consolidated statements at 31/12/01 net of dividends distributed

Key

(1) Head office

(2) Type of participating interest
1 = controlling interest pursuant to art. 2359 c.c. par. 1 no. 1 (majority vote at Shareholders' Annual General Meeting)
2 = controlling interest pursuant to art. 2359 c.c. par 1 no. 2 (major influence at Shareholders' Annual General Meeting)
3 = controlling interest pursuant to art. 23 T.U. par. 2 no. 1
4 = other forms of controlling interest
5 = joint management pursuant to art. 26 par 1 of the "decreto"
6 = joint management pursuant to art. 26 par 2 of the "decreto"
7 = joint control
8 = associated undertaking

(3) Net Assets
(4) Gains/Losses
(5) Type of participating interest
(5.1) Holding
(5.2) Participating interest expressed as a percentage
(6) Votes available at Shareholders' Annual General Meeting
(7) Consolidated balance sheet value

	31/12/02	31/12/01	Change absolute	%
3.2 AMOUNTS DUE TO AND FROM GROUP COMPANIES				
(a) Assets	48,487	36,054	12,433	34.5
1. Amounts due from banks including:	-	-	-	-
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	-	-	-	-
- subordinated	-	-	-	-
3. Amounts due from other customers including:	4,183	36,054	-31,871	-88.4
- subordinated	-	36,000	-36,000	...
4. Bonds and other fixed-income securities including:	44,304	-	44,304	...
- subordinated	44,304	-	44,304	...
(b) Liabilities	19,549	37,593	-18,044	-48.0
1. Amounts due to banks	-	-	-	-
2. Amounts due to financial institutions	-	-	-	-
3. Amounts due to other customers	14,478	31,157	-16,679	-53.5
4. Securities issued	5,071	6,436	-1,365	...
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	58,163	4,163	54,000	...
1. Guarantees	58,163	4,163	54,000	...
2. Commitments	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
3.3 AMOUNTS DUE TO AND FROM OTHER NON-GROUP COMPANIES				
(a) Assets	435,816	759,047	-323,231	-42.6
1. Amounts due from banks including:	330,742	643,472	-312,730	-48.6
- subordinated	-	-	-	-
2. Amounts due from financial institutions including:	54,225	37,557	16,668	44.4
- subordinated	-	-	-	-
3. Amounts due from other customers including:	30,372	41,268	-10,896	-26.4
- subordinated	-	-	-	-
4. Bonds and other fixed-income securities including:	20,477	36,750	-16,273	...
- subordinated	2,767	-	2,767	...
(b) Liabilities	97,134	33,190	63,944	...
1. Amounts due to banks	27,198	2,622	24,576	...
2. Amounts due to financial institutions	46,151	20,940	25,211	...
3. Amounts due to other customers	20,219	7,089	13,130	...
4. Securities issued	3,566	2,539	1,027	40.4
5. Subordinated liabilities	-	-	-	-
(c) Guarantees and Commitments	292,163	260,471	31,692	12.2
1. Guarantees	292,163	260,442	31,721	12.2
2. Commitments	-	29	-29	-100.0

Amounts due from banks include 162,414 thousand euros related to Compulsory Reserve the Bank of Italy.

	31/12/02	31/12/01	Change absolute	%
3.4 CAPTION 70 "EQUITY INVESTMENTS"	**103,800**	**97,356**	**6,444**	**6.6**
(a) in banks	18,833	24,732	-5,899	-23.9
1. listed	5,086	5,087	-1	-
2. unlisted	13,747	19,645	-5,898	-30.0
(b) in financial institutions	25,728	44,062	-18,334	-41.6
1. listed	151	-	151	-
2. unlisted	25,577	44,062	-18,485	-42.0
(c) others	59,239	28,562	30,677	...
1. listed	723	724	-1	-0.1
2. unlisted	58,516	27,838	30,678	...

	31/12/02	31/12/01	Change absolute	%
3.5 CAPTION 80 "INVESTMENTS IN GROUP COMPANIES"	**152,385**	**129,400**	**22,985**	**17.8**
(a) in banks	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(b) in financial institutions	-	-	-	-
1. listed	-	-	-	-
2. unlisted	-	-	-	-
(c) others	152,385	129,400	22,985	17.8
1. listed	-	-	-	-
2. unlisted	152,385	129,400	22,985	17.8

3.6 CHANGES IN PARTICIPATING INTERESTS

3.6.1 INVESTMENTS IN GROUP COMPANIES

	31/12/02	31/12/01
A. Opening balances	129,400	131,014
B. Increases	24,377	860
B1. Purchases	20,010	-
B2. Recoveries	-	-
B3. Revaluations	4,037	531
B4. Other changes	330	329
C. Decreases	1,392	2,474
C1. Sales	-	-
C2. Write-downs	-	-
including:		
- permanent write-downs	-	-
C3. Other changes	1,392	2,474
D. Closing balances	152,385	129,400
E. Total revaluations	-	-
F. Total write-downs	-	-

Details of all variations are given below:

PURCHASES

CARIGE ASSICURAZIONE SPA Subscription of 17,400 new ordinary shares, nominal unit value 982 euros. Additional paid-in for unit 168 euros. (Variation in our share holding from 87.014% to 89.178%)	20,010
Total purchases	**20,010**

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

CARIGE ASSICURAZIONE SPA	2,008
CARIGE VITA NUOVA SPA	2,029
Total revaluations	**4,037**

OTHER INCREASES

CARIGE ASSICURAZIONI SPA Interim quota related to the recovery of the reduced value of the holding following the purchase of Levante Assicurazioni by Banca	329
CARIGE ASSICURAZIONI SPA Difference resulting from our increased holding	1
Total other increases	**330**

OTHER DECREASES

CARIGE VITA NUOVA SPA Writing off of dividend distributed to the Parent Company during the year.	171
CARIGE ASSICURAZIONI SPA Writing off of dividend distributed to the Parent Company during the year	270
CARIGE ASSICURAZIONI SPA Positive variation arising on the increase of the Group leader's holding from 89.179% to 90.709%. Purchase of 1,760 own shares by the subsidiary.	951
Total other decreases	**1,392**

3.6.2 OTHER PARTICIPATING INTERESTS		
	31/12/02	31/12/01
A. Opening balances	97,356	92,389
B. Increases	43,395	13,410
B1. Purchases	1,443	4,199
B2. Recoveries	98	270
B3. Revaluations	37,285	7,416
B4. Other changes	4,569	1,525
C. Decreases	36,952	8,443
C1. Sales	13,763	-
C2. Write-downs	34	57
including:		
- permanent write-downs	34	57
C3. Other changes	23,154	8,386
D. Closing balances	103,799	97,356
E. Total revaluations	222	222
F. Total write-downs	2,791	12,986

Details of all variations are given below:

PURCHASES

SOCIETA' REGIONALE PER L'INTERNAZIONALIZZAZIONE SOC.CONSORTILE PER AZIONI
Payment made at the setting up of the company of 3/10 of 150 shares (nominal value 100 euros) (Our holding: 3%) — 4

INFRASTRUTTURE LAVORI ITALIA SPA
Payment made at the setting up of the company of 3/10 of 750,000 shares (nominal value 1 euro) (Our holding: 15%) — 225

BORSA ITALIANA SPA
Subscription of 14,448 shares in Borsa Italiana Spa (nominal value 0.52 euro each plus share premium of 58.3436 euros) accompanied by the free allotment of 52,539 shares in Monte Titoli SpA. (Our holding: 0.089%) — 850

PRIAMAR FINANCE SRL
Subscription made at the setting up of the company of 500 shares (nominal value euro 1 each) (Our holding: 5%) — 1

AREA 24 SPA
Payment made at the setting up of the company of 3/10 of 700 shares (nominal value 100 euros) (Our holding: 14%) — 21

SVILUPPO VALLI DEL PONENTE SRL
Subscription of 1,089 shares of a unitary nominal value of 1 euro following the increase in share capital from 12,240 euros to 19,500 euros. (Our holding remains unchanged at 15.000%) — 1

CENTRALE BILANCI SRL Subscription of 333,467 shares of a unitary nominal value of 1 euro following the increase in share capital from 5,400,000 euros to 30,000,000 euros. (Our holding remains unchanged at 0.833%)	333
AGENZIA LUCCHESE PER L'ENERGIA E IL RECUPERO DELLE RISORSE SRL Capital account payment. (Our holding:remains unchangend at 6,585%)	8
Total purchases	**1,443**

REVALUATIONS

CENTRO FACTORING SPA	25
CREDITO LEASING SPA	72
CFT FINANZIARIA SPA	1
Total revaluations	**98**

REVALUATIONS

INCREASES RELATED TO COMPANIES ACCOUNTED UNDER THE EQUITY METHOD

AUTOSTRADA DEI FIORI	37,280
FRANKFURTER BANKGESELLSCHAFT AG	5
Total revaluations	**37,285**

OTHER INCREASES

CONSORZIO PER IL GIURISTA D'IMPRESA SCRL Our quota of contribution for the covering of losses recorded for 2000 and 2001	14
MONTE TITOLI SPA Profit on sale of 105,078 shares	1,581
BANCA MEDIOCREDITO SPA Profit on sale of 1,000,483 shares	1,352
SCI SPA in liquidation and in bankruptcy Sale of 119,708,400 shares for at unit price of 0.00054 euro. (Total release of holding)	65
MASTERCARD INCORPORATED Allotment of 1,044 redeemable class A shares (nominal value $ 0.01 each) and 198 convertible class B shares (nominal value $ 0.01 each) (our holding: 0.001%)	13

PROFESSIONALE DUCATO SERVIZI SPA	
Capital gain realised on the release of 2, 210 shares	90
CEDACRI OVEST SPA	
Capital gain realised on the release of 39,375	1,448
AUTOSTRADA ALBENGA GARESSIO CEVA SPA	
Capital gain realised on the release of 1,000 shares	2
SITAF SPA	
Capital gain realised on the release of 500 shares	4
Total other increases	**4,569**

SALES

MONTE TITOLI SPA Sale of 105,078 shares, of which 52,539 sold at unit price of 16,1875 euros and a further 52,539 shares allotted to Borsa Italiana SpA on subscription of 14,448 shares. (Total release of holding)	1,701
BANCA MEDIOCREDITO SPA Sale of 1,000,483 shares. (Total release of holding)	7,103
IMMOCRI SPA Sale of 4,152,773 shares for a total price of 1,832,921.12 euros. (Total release of holding)	1,833
SCI SPA in liquidation and in bankruptcy Sale of 119,708,400 shares at unit price of 0.00054 euro. (Total release of holding)	65
CABEL SRL Sale of 3,000 shares	2
PROFESSIONALE DUCATO SERVIZI SPA Sale of 2210 shares of a unitary nominal value of 52 euros at unit price of 92.22 euros	204
CEDRATI OVEST SPA Sale of 39,375 shares (Total release of holding)	2,847
SITAF SPA Sale of 500 shares (Total release of holding)	65
AUTOSTRADA ALBENGA GARESSIO CEVA SPA Sale of 1,000 shares (Total release of holding)	2
SITRACI SPA Sale of 300 shares (Total release of holding)	0.4
Total sales	**13,763**

WRITE-DOWNS

C.I.V. SPA	7
IMPIANTI SRL in liquidation	4
AGENZIA LUCCHESE PER L'ENERGIA E PER IL RECUPERO DELLE RISORSE SRL	19
INFORMATICA CASSE TOSCANE SPA	1
TIRRENA PROFESSIONAL FACTOR SPA	3

ISTITUTO ENCICLOPEDIA BANCA E BORSA SPA	0.4
Total write-downs	**34**

OTHER DECREASES

EPTACONSORS SPA	
Writedown on quota of dividends deliberated and assignable to the Group leader	19,325
AUTOSTRADA DEI FIORI SPA	
Writedown on quota of dividends assignable to the Group	3,682
BUSINESS DATENBANKEN INTERNATIONAL GMBH (IN LIQUIDAZIONE)	
Collection of first instalment of liquidation payment	7
IMMOCRI	
Loss on sale of 4,152,733 shares	140
Total decreases	**23,154**

SECTION 4

TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets amount to 1,447,798 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Tangible fixed assets (caption 120)	967,126	66.8	803,246	69.2
- Intangible fixed assets (caption 110)	480,672	33.2	358,201	30.8
Total	**1,447,798**	**100.0**	**1,161,447**	**100.0**

4.1 CHANGES IN TANGIBLE FIXED ASSETS

	31/12/02			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	324,192	27,070	451,984	803,246
B. Increases	30,977	6,171	310,301	347,449
B1. Purchases	27,240	6,171	309,265	342,676
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	3,737	-	1,036	4,773
C. Decreases	28,039	7,516	148,014	183,569
C1. Sales	20,550	129	65,444	86,123
C2. Depreciation and amortization	7,489	7,307	81,443	96,239
(a) amortization	7,489	7,307	81,443	96,239
(b) permanent write-downs	-	-	-	-
C3. Other changes	-	80	1,127	1,207
D. Closing balances	327,130	25,725	614,271	967,126
E. Total revaluations	4,533	-	7	4,540
F. Total depreciation and amortization	116,390	110,811	184,131	411,332
(a) amortization	116,390	110,811	184,131	411,332
(b) permanent write-downs	-	-	-	-

Item A includes 20,411 thousand euros resulting from positive difference arising from consolidation allocated to tangible fixed assets.
Item C2 includes depreciation related to the same allocated difference for 839 thousand euros.
Item B.1 "Purchases" includes 17,212,000 relating to the purchase of branch offices from the Capitalia group.

	31/12/01			
	Properties	Furniture and fittings	Leased assets	Total
A. Opening balances	316,246	21,472	349,358	687,076
B. Increases	18,237	12,607	190,703	221,547
B1. Purchases	17,769	12,585	190,004	220,358
B2. Recoveries	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	468	22	699	1,189
C. Decreases	10,291	7,009	88,077	105,377
C1. Sales	3,412	273	15,367	19,052
C2. Depreciation and amortization	6,878	6,734	71,714	85,326
(a) amortization	6,878	6,734	71,714	85,326
(b) permanent write-downs	-	-	-	-
C3. Other changes	1	2	996	999
D. Closing balances	324,192	27,070	451,984	803,246
E. Total revaluations	4,699	-	-	4,699
F. Total depreciation and amortization	117,308	105,324	191,935	414,567
(a) amortization	117,308	105,324	191,935	414,567
(b) permanent write-downs	-	-	-	-

4.2 CHANGES IN INTANGIBLE FIXED ASSETS

	31/12/02				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	17,238	3,149	330,913	6,901	358,201
B. Increases	9,645	-	126,641	6,723	143,009
B1. Purchases	9,644	-	126,641	6,723	143,008
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	1	-	-	-	1
C. Decreases	7,583	2,091	6,755	4,109	20,538
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	7,583	2,091	6,133	4,075	19,882
(a) amortization	7,583	2,091	6,133	4,075	19,882
(b) permanent write-downs	-	-	-	-	-
C3. Other changes	-	-	622	34	656
D. Closing balances	19,300	1,058	450,799	9,515	480,672
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	20,362	9,401	10,525	14,546	54,834
(a) amortization	20,362	9,401	10,525	14,546	54,834
(b) permanent write-downs	-	-	-	-	-

	31/12/01				
	Software	Start-up charges	Goodwill	Other intangible fixed assets	Total
A. Opening balances	11,036	4,581	63,636	6,688	85,941
B. Increases	12,718	916	277,219	4,179	295,032
B1. Purchases	12,709	916	277,219	4,179	295,023
B2. Recoveries	-	-	-	-	-
B3. Revaluations	-	-	-	-	-
B4. Other changes	9	-	-	-	9
C. Decreases	6,516	2,348	9,942	3,966	22,772
C1. Sales	-	-	-	-	-
C2. Depreciation and amortization	6,475	2,348	9,942	3,928	22,693
(a) amortization	6,456	2,348	9,942	3,870	22,616
(b) permanent write-downs	19	-	-	58	77
C3. Other changes	41	-	-	38	79
D. Closing balances	17,238	3,149	330,913	6,901	358,201
E. Total revaluations	-	-	-	-	-
F. Total depreciation and amortization	14,588	8,589	32,371	13,397	68,945
(a) amortization	14,588	8,589	32,371	13,397	68,945
(b) permanent write-downs	-	-	-	-	-

SECTION 5

OTHER ASSETS

Other assets amount to 899,482 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Other assets (caption 150)	809,174	90.0	450,477	81.9
– Accrued income and prepaid expenses (caption 160)	90,308	10.0	99,446	18.1
Total	**899,482**	**100.0**	**549,923**	**100.0**

	31/12/02	31/12/01	Change absolute	%
5.1 CAPTION 150 "OTHER ASSETS"	**809,174**	**450,477**	**358,697**	**79.6**
– post-collection notes and other values	196,133	102,468	93,665	91.4
– miscellaneous accounts receivable from branche	46,212	78,048	-31,836	-40.8
– amounts in transit between branches	24,236	24,014	222	0.9
– current account cheques drawn on other banks	140,345	12,665	127,680	...
– amounts to be collected from customers	27,327	7,199	20,128	...
– premiums related to option transactions	6,305	13,113	-6,808	-51.9
– current account cheques drawn on the Bank	5,028	3,992	1,036	26.0
– off balance sheet revaluations	3,261	3,267	-6	-0.2
– accounts relating to tax collection services	230	16,020	-15,790	-98.6
– Bank guarantee deposits	537	243	294	...
– amounts relating to participation purchase	-	-	-	-
– fiscal items:	176,175	148,082	28,093	19.0
tax advances	89,503	70,237	19,266	27.4
accounts receivable from the tax authorities	23,766	34,965	-11,199	-32.0
with-holding taxes	55,143	37,052	18,091	48.8
tax advance on provisions to reserve for termination indemnity (Law 140/97)	7,568	5,594	1,974	35.3
taxes paid in advance	195	234	-39	-16.7
– others	183,385	41,366	142,019	...

As stated in the introduction to the explanatory notes, tax credits for the period ending 31/12/02 are recorded net of correlated benefits on dividends distributed by subsidiaries and companies consolidated by the equity method. In particular, tax credits at 31/12/02 decreased by 10,788,000.
The item "others" includes 117,485,000 in amounts owed by banks of the Capitalia group in relation to the purchase of branches from the Capitalia group at the end of 2002.

	31/12/02	31/12/01	Change absolute	%
5.2 CAPTION 160 "ACCRUED INCOME AND PREPAID EXPENSES"	**90,308**	**99,446**	**-9,138**	**-9.2**
Accrued income:	80,497	90,315	-9,818	-10.9
- interest income on loans and advances to credit institutions	1,970	4,399	-2,429	-55.2
- interest income on loans to customers	21,671	19,402	2,269	11.7
- interest income on securities	19,506	31,573	-12,067	-38.2
- differentials stemming from derivatives contracts	36,969	34,112	2,857	8.4
- others	381	829	-448	-54.0
Prepaid expenses:	9,811	9,131	680	7.4
- premiums related to currency forward transactions	143	565	-422	-74.7
- differentials stemming from derivatives contracts	-	134	-134	-100.0
- discounts on issuing of securities	4,425	2,159	2,266	105.0
- administrative charges	1,891	2,229	-338	-15.2
- other transactions	3,352	4,044	-692	-17.1

	31/12/02	31/12/01	Change absolute	%
5.4 DISTRIBUTION OF SUBORDINATED ASSETS	**222,430**	**167,353**	**55,077**	**32.9**
a) Loans and advances to credit institutions	-	-	-	-
b) Loans and advances to customers	3,548	1,047	2,501	...
c) Bonds and other fixed-income securities	218,882	166,306	52,576	31.6

Item c) 'bond and other debt securities' includes 65,690 thousand euros relating to the subscription of class Junior notes issued in relation to the securitisation of bad loans carried out by Banca Carige at the end of 2000 and during 2001

These securities were inserted by the Bank into its investment securities portfolio.

SECTION 6

PAYABLES

Payables amount to 12,024,944 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Amounts owed to credit institutions (caption 10)	1,466,421	12.2	1,439,221	13.3
– Amounts owed to customers (caption 20)	6,900,768	57.4	5,838,151	54.0
– Debts evidenced by certificates (caption 30)	3,657,445	30.4	3,539,076	32.7
– Funds managed on behalf of third parties (caption 40)	310	0.0	298	0.0
Total	**12,024,944**	**100.0**	**10,816,746**	**100.0**

	31/12/02	31/12/01	Change absolute	%
6.1 CAPTION 10 "AMOUNTS OWED TO CREDIT INSTITUTIONS"	**1,466,421**	**1,439,221**	**27,200**	**1.9**
(a) repurchase agreements	-	-	-	-
(b) loans of securities	-	-	-	-

Caption 10 "Amounts owed to credit institutions" detail by technical form is the following:

	31/12/02	31/12/01	Change absolute	%
Deposits	1,148,414	1,122,340	26,074	2.3
Current accounts	43,663	26,836	16,827	62.7
Financing	130,110	177,067	-46,957	-26.5
Long-term loans	143,975	112,081	31,894	28.5
Repurchase agreements	-	-	-	...
Other	259	897	-638	-71.1
Total	**1,466,421**	**1,439,221**	**27,200**	**1.9**

Item includes 252,437,000 relating to the purchase of branches from Capitalia.

	31/12/02	31/12/01	Change absolute	%
6.2 CAPTION 20 "AMOUNTS OWED TO CUSTOMERS"	**6,900,768**	**5,838,151**	**1,062,617**	**18.2**
(a) repurchase agreements	644,930	608,670	36,260	6.0
(b) loans of securities	-	-	-	-

Detail by technical form is as follows:

	31/12/02	31/12/01	Change absolute	%
Savings deposits	531,115	450,947	80,168	17.8
Current accounts	5,720,039	4,766,555	953,484	20.0
Funding from international organisations	771	3,378	-2,607	-77.2
Repurchase agreements	644,930	608,670	36,260	6.0
Other	3,913	8,601	-4,688	-54.5
Total	**6,900,768**	**5,838,151**	**1,062,617**	**18.2**

Item includes 454,282,000 relating to the purchase of branches from Capitalia.

Caption 30 "Debts evidenced by certificates" is the following:

	31/12/02	31/12/01	Change absolute	%
Certificates of deposits	429,497	515,058	-85,561	-16.6
Bonds certificates	3,146,656	2,943,444	203,212	6.9
Own cheques in circulation	81,292	80,574	718	0.9
Total	**3,657,445**	**3,539,076**	**118,369**	**3.3**

Item includes 18,634,000 relating to the purchase of branches from Capitalia.

Caption 40 "Funds managed on behalf of third parties" (310 thousand euros) includes interest-bearing funds supplied by the State and other public bodies for the financing of specific projects foreseen by relevant legislation; the lending transactions carried out on behalf of public bodies, exclusively at fixed remuneration, are stated at section 12.

SECTION 7

RESERVES

Reserves, summarized in this section, amount to 538,951 thousand euros and are represented in the balance sheet as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Reserves for loan losses (caption 90)	14,644	2.7	6,708	1.3
– Reserves for risks and charges (caption 80)	420,792	78.1	433,199	81.8
– Reserve for termination indemnities (caption 70)	103,515	19.2	89,611	16.9
Total	**538,951**	**100.0**	**529,518**	**100.0**

	31/12/02	31/12/01	Change absolute	%
7.1 CAPTION 90 "RESERVE FOR LOAN LOSSES"	**14,644**	**6,708**	**7,936**	...

This caption includes 1,434 thousand euros relating to third parties.

7.2 CHANGES IN THE "RESERVES FOR LOAN LOSSES" (CAPTION 90)	31/12/02	31/12/01
A. Opening balances	6,708	4,101
B. Increases	17,712	7,296
B1. Provisions	17,334	7,296
B2. Other changes	378	-
C Decreases	9,776	4,689
C1. Utilizations	6,992	3,235
C2. Other changes	2,784	1,454
D Closing balances	14,644	6,708

	31/12/02	31/12/01	Change absolute	%
7.3 COMPOSITION OF CAPTION 80 (D) "OTHER RESERVES"	**38,157**	**34,705**	**3,452**	**9.9**
Reserves for personnel charges	21,625	19,338	2,287	11.8
Reserves for future charges	52	137	-85	-62.0
Reserves for guarantees and commitments	4,551	4,807	-256	-5.3
Reserves for in-house insurance scheme	1,563	1,562	1	0.1
Reserves for leasing transactions	1,240	1,281	-41	-3.2
Reserves for legal proceedings	4,909	5,400	-491	-9.1
Reserves for renegotiation loan building ex L. 113/99	2,835	2,168	667	30.8
Other	1382	12	1,370	...

CHANGES IN THE "RESERVES FOR TAXATION" (CAPTION 80 B)	31/12/02	31/12/01
A. Opening balances	94,234	89,698
B. Increases	80,402	92,826
C. Decreases	86,062	88,290
D. Closing balances	88,574	94,234

As stated in the introduction to the explanatory notes, total tax reserves exclude taxes payable on dividends distributed by the Group's subsidiaries and those companies consolidated on the basis of the equity method, with a subsequent reduction in the reserve total of 20,788,000. Taxes for the year were subtracted from the new total (see item income statement caption 240 and section 5 of balance sheet item 150 "other assets"). Related amounts at 31/12/02 were recalculated with a reduction in the final balance of 10,788,000.

Deffered tax: positive and negative effects

In previous accounting periods up to and at 31/12/02, the Banca Carige Group made provisions solely for defered tax liability relative to those gains which benefit from tax relief in the form of distribution over five years as foreseen by article 54, Consolidated Tax Law.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" recorded in the income statement with counter entry		
1. Opening balances		20,114
2. Increases		8,213
2.1 Deferred taxation originating in the year	8,213	
2.2 Other increases	-	
3. Decreases		14,090
3.1 Deferred taxation written off in the year	13,817	
3.2 Other decreases	273	
4. Closing balances		14,237

Assets representing advance payment of taxation totalled 20,114 thousand euros at 31/12/01; these decreased by 5,877 thousand euros.

The main forms of taxes advanced during the first half of the year were:

- costs related to hospitality and entertaining related to 2002 are deductible for a third of the total over five years in five equal instalments;
- provisions for personnel charges will be tax deductible in the next business year
- provisions for future charges related to renegotiation, foreseen by Laws 133/99 and 388/00, of interest rate conditions applied to special rate mortgages

In accordance with Bank of Italy instructions of 3/8/99, assets in the form of tax advanced relative to timing differences arising in 2002, which will be reversed in following years, were recorded at caption 240, "Income tax for the year"; during 2002 this caption was increased by the reversal for assets in the form of advanced taxation recorded in previous years.

7.4 CHANGES IN "ASSETS IN THE FORM OF ADVANCED PAYMENT OF TAXATION" recorded in the net value with counter entry

1. Opening balances		14,853
2. Increases		-
2.1 Deferred taxation originating in the year	-	
2.2 Other increases	-	
3. Decreases		5,325
3.1 Deferred taxation written off in the year	5,325	
3.2 Other decreases	-	
4. Closing balances		9,528

Deferred tax credits relating to net equity originate from the utilisation (49,822 thousand euros) on the part of Banca Carige of the share premium reserve to cover four fifths of negative differences arising from securitisation carried out in 2000.
As a result, assets of 19,960,000 in the form of taxes advanced was recorded in the consolidated statements for 2000 as counterpart in the share premium reserve.
During the year one fifth of this negative differential (12,456 thousand euros) was recorded at the income statement pursuant to article 6, Law 130/99 as a result of provisions totalling 7,131 thousand euros to the share premium reserve and the related writing off of 5,325 thousand euros in tax advanced (inclusive of differences stemming from a reduced corporation tax rate from 35% to 34%).

7.5 CHANGES IN "LIABILITIES FOR TAXES PAYABLE" recorded in the income statement with counter entry

1. Opening balances		5,097
2. Increases		1,574
2.1 Advanced taxation arising during the year	1,574	
2.2 Other increases	-	
3. Decreases		2,284
3.1 Advanced taxation written off during the year	2,284	
3.2 Other decreases	-	
4. Closing balances		4,387

With regards to timing differences liable to taxation, provisions for differed tax liability amounting to around 1,574 thousand euros related to gains stemming from the release of strategic and non-strategic holdings and premises were recorded as in the past. The payment of this amount is subject to the relief offered by article 54 of the Consolidated Tax Law in the form of instalments.

Deferred tax liabilities for 2002 amounted to 2,284,000.

No provisions were made with regard to deferred tax liabilities on reserves benefiting from tax relief totalling 63,581 thousand euros as distribution is not foreseen and there is little likelihood of the conditions requiring payment arising.

CAPTION 80 (A) "RESERVES FOR PENSIONS AND SIMILAR COMMITMENTS"

	31/12/02	31/12/01
A. Opening balances	304,260	303,854
B. Net change	-10,199	406
C. Closing balances	294,061	304,260

The closing balance represents the total of in-house funds which are destined for purposes defined by the Group's banks; fund use is without legal personality.

CHANGES IN CAPTION 70
"RESERVE FOR TERMINATION INDEMNITIES"

	31/12/02	31/12/01
A. Opening balances	89,611	82,666
B. Increases	21,425	17,374
C. Decreases	7,521	10,429
D. Closing balances	103,515	89,611

Other increases include 11,096 thousand euros relating to personnel transferred to the Bank as a result of the purchase of branches from Capitalia.

SECTION 8

SUBSCRIBED CAPITAL, EQUITY RESERVES, RESERVES FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

This section presents liabilities captions 100, 110, 130, 140, 150, 160, 170, 180, and 200 and assets captions 90, 100 and 140.

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Capital stock (caption 150)	1,020,550	71.6	1,017,510	73.1
- Additional paid-in capital (caption 160)	136,095	9.6	132,005	9.5
- Reserves (caption 170)	135,981	9.5	112,742	8.1
- Revaluation reserves (caption 180)	8,050	0.6	8,050	0.6
- Reserves for general banking risks (caption 100)	5,165	0.4	5,165	0.4
- Negative difference arising from application of the equity method (caption 130)	35,134	2.6	1,995	0.1
- Minority interests (caption 140)	17,539	1.2	18,507	1.3
- Net income (caption 200)	66,171	4.6	96,061	6.9
Total	**1,424,685**	**100.0**	**1,392,035**	**100.0**
- Subordinated loans (caption 110)	400,000		400,000	
- Positive difference arising from consolidation (caption 90)	93,236		94,197	
- Positive difference arising from application af the equity method (caption 100)	14,859		15,359	
- Own shares (caption 140)	25,613		35,832	

	31/12/02	31/12/01	Change absolute	%
CAPTION 150 "CAPITAL STOCK"	**1,020,550**	**1,017,510**	**3,040**	**0.3**
- ordinary shares	879,906	1,017,510	-137,604	-13.5
- saving shares	140,644	-	140,644	...

Capital, unchanged during the year, is made up of 1,020,549,614 ordinary shares each with a nominal value of 1 euro.The conversion of share capital into euro, as deliberated by the Extraordinary Shareholders' meeting of 6th December 2001 with effect from 1st January 2002, was carried out by utilising 3,040 thousand euros from the share premium reserve (the unitary nominal value per share was rounded up to 5.18 euros), and cancelling 40 own shares with the replacement of every group of 50 shares (unitary nominal value 5.18 euros) with a group of 259 shares of a unitary nominal value of 1 euro.
Following the deliberation of the Extraordinary Shareholders meeting of 31st January 2002 and the requests for conversion received between 17th and 28th June, the number of ordinary shares converted to savings shares at 1st July 2002 totalled 140,643,546.

	31/12/02	31/12/01	Change absolute	%
CAPTION 160 "ADDIONAL PAID-IN CAPITAL"	**136,095**	**132,005**	**4,090**	**3.1**

Variation for the year stems from the use of 3,040,000 relating to the free capital increase and an increase of 7,130,000 corresponding to the reintegration of the reserve following utilisation made during the securitisation of bad loans carried out at the end of 2000 pursuant to article 6, Law 130/99. This change in particular corresponds to the difference between the annual charge to the reserve for the year, the reduction in value of assets sold (12,455,000) and related taxes advanced (5,325,000).

(*) Item refers to Banca Carige SpA.

	31/12/02	31/12/01	Change absolute	%
CAPTION 170 "RESERVES"	**135,981**	**112,742**	**23,239**	**20.6**
a) legal reserve	56,869	46,515	10,354	22.3
b) reserve for purchase of treasury stock	25,613	35,832	-10,219	-28.5
d) other reserves	53,499	30,395	23,104	76.0

	31/12/02	31/12/01	Change absolute	%
CAPTION 180 "REVALUATION RESERVES"	**8,050**	**8,050**	**-**	**-**
Revaluation reserves pertaining to the Group	8,050	8,050	-	-

	31/12/02	31/12/01	Change absolute	%
CAPTION 100 "RESERVES FOR GENERAL BNANKING RISKS"	**5,165**	**5,165**	**-**	**-**

No change was recorded during 2002 in Caption 100.

	31/12/02	31/12/01	Change absolute	%
CAPTION 130 "NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD"	**35,134**	**1,995**	**33,139**	**...**

Increased negative differences on the application of the equity method are due entirely to increased provisions to the revaluation reserves of Autostrada dei Fiori SpA of 162,000 made in proportion to the Group's holding.

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "MINORITY INTEREST"	**17,539**	**18,507**	**-968**	**-5.2**

	31/12/02	31/12/01	Change absolute	%
CAPTION 110 "SUBORDINATED LOANS"	**400,000**	**400,000**	**-**	**...**

The caption refers to a floating-rate subordinated bonded loan issue. No changes were recorded during the year. The issue is as follows:

Code	Amount	Currency	Interest rate	Maturity
XSO135565637	400,000	euro	Euribor 3 months + annual spread of 0.80	28/11/2011

Principal repayment will be made at maturity. Repayment before maturity can be effected after five years and subject to Bank of Italy approval. The bonds in question, in case of liquidation on the part of the Bank, will be repaid after all other creditors' demands have been met.

	31/12/02	31/12/01	Change absolute	%
CAPTION 200 "NET INCOME"	**66,171**	**96,061**	**-29,890**	**-31.1**

The caption reflects gains generated by the fully consolidated subsidiares of 28,902 thousand euros.
Profit destined to third parties for the year amounted to 1,371 thousand euros

	31/12/02	31/12/01	Change absolute	%
CAPTION 90 AND 100 "POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION AND FROM APPLICATION OF THE EQUITY METHOD"	**108,095**	**109,556**	**-1,461**	**-1.3**
Positive difference arising from consolidation	93,236	94,197	-961	-2.7
Positive difference arising from the application of the equity method	14,859	15,359	-500	-3.3

Increases resulting from fully consolidated subsidiaries amounted to 15 thousand euros.

Increases resulting from fully consolidated subsidiaries are as follows:

	31/12/02	31/12/01
Opening balance	94,197	99,636
Decreases	5,558	5,439
-- *amortisation charge for the period*	5,557	5,434
– offset by negative consolidation difference arising from the Group's increased holding in Centro Fiduciario	1	5
Increases	4,597	-
- positive variation arising from the Group's increased holding in Banca del Monte di Lucca from 51% to 54	2,391	-
- increase in positive consolidation difference referring to Cassa di Risparmio di Savona following the recording in the Group leader's financial statements of additional costs in proportion to holding.	2,206	-
Closing balance	93,236	94,197

Positive difference arising from the application of the equity method are as follows:

	31/12/02	31/12/01
Opening balance	15,359	16,810
Decreases	1,452	1,451
- Amortization for the period	1,451	1,451
- Reduction in positive difference relating to Carige Assicurazioni SpA following the increase in share holding from 87.014% to 89.178%	1	-
Increases	952	-
- Positive difference arising from the purchase of 1,760 own shares by Carige Assicurazioni Spa.	952	-
Closing balance	14,859	15,359

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "OWN SHARES"	**25,613**	**35,832**	**-10,219**	**-28.5**

The amount recorded represents the nominal value of 18,975 thousand euros shares owned by the Group. Of them, 6,024,532 are retained by Banca Carige SpA and 12,950,000 are retained by Cassa di Risparmio di Savona SpA and were present in the Banca Carige share portfolio prior to the inclusion into the Group. The corresponding "Reserves for own shares", formed by Banca Carige SpA in accordance with article 2357 of the Civil Code, was integrated for the consolidation by an amount equal to the book value of the shares of Banca Carige SpA in portfolio of Cassa di Risparmio di Savona SpA.

The table below provides the details of the Bank's total capital and prudential management requirements as requested by the Bank of Italy in its letter of 14/12/98 relating to increased transparency of bank balance sheets.

Consolidated assets and capital adequacy requirements at 31/12/02.

CATEGORIES/VALUES	31/12/02	31/12/01
A. Total capital		
A.1 Tier 1	724,739	804,285
A.2 Tier 2	371,048	405,711
A.3 Deductions	180,385	50,518
A.4 Total capital	915,402	1,159,478
B. Prudential requirements		
B.1 Credit risks	716,952	632,723
B.2 Trading risks	57,512	87,558
including:		
- trading securities risks	57,512	85,547
- exchange rate risks	-	2,011
B.3 Subordinated loans of 3° level	-	-
B.4 Other prudential requirements	38,663	18,204
B.5 Total prudential requirements	813,127	738,485
C. Capital adequacy ratios		
C.1 Risk-Weighted Assets (*)	10,164,088	9,231,063
C.2 Tier 1% of RWA	7.13%	8.71%
C.3 Total capital % of RWA	9.01%	12.56%

Capital requirements relating to the securitisation operations at 31/12/01 recorded at B.4 have been recalculated. Consequently, lines B.5, C.1, C.2 and C.3 have also been recalculated.
(*) Total prudential requiriments multiplied by the reciprocal minimum obligatory credit risk coefficent.

SECTION 9

OTHER LIABILITIES

Other liabilities amount to 1,000,353 thousand euros and are analysed as follows:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
- Other liabilities (caption 50)	851,226	85.1	684,111	83.1
- Accrued expenses and deferred income (caption 60)	149,127	14.9	139,398	16.9
Total	**1,000,353**	**100.0**	**823,509**	**100.0**

	31/12/02	31/12/01	Change absolute	%
9.1 CAPTION 50 "OTHER LIABILITIES"	**851,262**	**684,111**	**167,151**	**24.4**
- adjustment differential on discounted notes	253,844	8,725	245,119	-76.4
- miscellaneous accounts payable to branches	211,066	107,231	103,835	96.8
- amounts due to customers	94,172	147,082	-52,910	-36.0
- amounts in transit with branches	6,984	8,580	-1,596	-62.6
- amounts due to tax authorities on behalf of third parties	20,586	20,403	13,806	67.7
- beneficiaries of outstanding invoices	34,209	33,243	-19,281	-58.0
- staff charges	13,962	14,586	-4,999	-34.3
- amounts relating to securities transactions	9,587	11,816	-9,141	-77.4
- premiums related to option transactions	2,675	2,372	303	12.8
- amounts related to writedown on off-balance sheet transactions	7,362	7,434	-72	-1.0
- accrued costs to be recognised	698	4,352	-3,654	-84.0
- guarantee deposits from third parties	1,410	1,691	-281	-16.6
- amounts relating to tax collection service	699	686	13	1.9
- other	194,008	315,910	-121,902	-38.6

	31/12/02	31/12/01	Change absolute	%
9.2 CAPTION 60 "ACCRUED EXPENSES AND DEFERRED INCOME"	**149,127**	**139,398**	**9,729**	**7.0**
Accrued expenses:	83,940	95,191	-11,251	-11.8
– interest expenses due to banks	4,444	10,235	-5,791	-56.6
– interest expenses due to customers	2,666	2,436	230	51.6
– interest payable on debt securities	45,914	50,174	-4,260	-8.5
– differentials stemming from derivatives contracts	30,660	32,088	-1,428	-4.5
– others	256	258	-2	-0.8
Deferred income:	65,187	44,207	20,980	47.5
– premiums related to currency forward transactions	122	383	-261	-68.1
– differentials stemming from derivatives contracts	4,633	2,266	2,367	...
– discounted notes	2,250	2,407	-157	-6.5
– advanced rents and others related to leasing	56,070	36,835	19,235	52.2
– others	2,112	2,316	-204	-8.8

SECTION 10

GUARANTEES AND COMMITMENTS

Guarantees and commitments amount to 2,212,635 thousand euros and are analysed below:

	31/12/02		31/12/01	
	thousands of €	%	thousands of €	%
– Guarantees given (caption 10)	1,391,727	62.9	1,292,422	66.2
– Commitments (caption 20)	820,908	37.1	658,555	33.8
Total	**2,212,635**	**100.0**	**1,950,977**	**100.0**

	31/12/02	31/12/01	Change absolute	%
10.1 CAPTION 10 "GUARANTEES GIVEN"	**1,391,727**	**1,292,422**	**99,305**	**7.7**
(a) commercial guarantees	1,281,370	1,102,161	179,209	16.3
(b) financial guarantees	26,013	105,684	-79,671	-75.4
(c) assets held in guarantee	84,344	84,577	-233	...
Total	**1,391,727**	**1,292,422**	**99,305**	**7.7**
Caption 10 is analysed below:				
- joint securities	1,056	1,056	-	-
- sureties	1,252,001	1,146,218	105,783	9.2
- documentary and non documentary credits	50,078	51,057	-979	-1.9
- re-financing mortgages with Artigiancassa	-	-	-	...
- acceptances on behalf of third parties	4,249	9,514	-5,265	-55.3
- bond sureties on behalf of third parties	84,343	84,343	-	-
- other sureties on behalf of third parties	-	234	-234	-100.0

Item includes 17,155 euros relating to the purchase of branches from Capitalia.
Credit commitments related to non-performing loans amount to 29,007 thousand euros.
Reserve for guarantees and commitments, which amount to 4,551 thousand euros, cover all relevant risks.

	31/12/02	31/12/01	Change absolute	%
10.2 CAPTION 20 "COMMITMENTS"	**820,908**	**658,555**	**162,353**	**24.7**
(a) Commitments to extend credit (certain to be called on)	394,593	273,982	120,611	44.0
(b) Commitments to extend credit (not certain to be called on)	426,315	384,573	41,742	10.9
Commitments are analysed as follows:				
– stipulated mortgages to be granted	303,636	262,036	41,600	15.9
– purchases of securities to be settled	123,363	193,090	-69,727	-36.1
– deposits to be made with banks	2,551	-	2,551	...
– unused irrevocable lines of credit	77,199	81,898	-4,699	-5.7
– commitments with Deposit Protection Fund Liabilities (FITD)	14,914	13,381	1,533	11.5
– amounts to be granted to customers	823	-	823	...
– derivatives contracts on credits	258,949	60,000	198,949	331.6
– option on securities	5,165	12,485	-7,320	-58.6
– stipulated leasing transactions to be granted	29,427	35,626	-6,199	-17.4
– investment shares and quotas to be received	4,881	39	4,842	...
Total	**820,908**	**658,555**	**162,353**	**24.7**

	31/12/02	31/12/01	Change absolute	%
10.3 ASSETS HELD TO GUARANTEE THE BANK'S LIABILITIES	**504,384**	**442,886**	**61,498**	**13.9**
Securities held to guarantee:				
– advance from Bank of Italy	1,000	1,000	-	-
– bank drafts issued by Carige	20,440	18,575	1,865	10.0
– repurchase agreements	482,944	423,311	59,633	14.1
Total	**504,384**	**442,886**	**61,498**	**13.9**

	31/12/02	31/12/01	Change absolute	%
10.4 UNUSED LINES OF CREDIT BY THE BANK	**163,117**	**201,153**	**-38,036**	**-18.9**
(a) central banks	163,109	111,319	51,790	84.4
(b) other banks	8	89,834	-89,826	-100.0

10.5 FORWARD TRANSACTIONS

	31/12/02			31/12/01		
	Hedging	Trading	Other	Hedging	Trading	Other
1. Purchase/sale of:	10,914	327,252	-	21,680	243,685	-
1.1 Securities	-	144,975	-	-	162,182	-
- purchases	-	123,363	-	-	144,489	-
- sales	-	21,612	-	-	17,693	-
1.2 Currency	10,914	182,277	-	21,680	81,503	-
- currency against currency	-	11	-	-	-	-
- purchases against euro	10,051	42,992	-	7,288	41,183	-
- sales against euro	863	139,274	-	14,392	40,320	-
2. Deposits and loans	-	-	38,735	-	-	18,951
- to be made	-	-	5,281	-	-	-
- to be received	-	-	33,454	-	-	18,951
3. Derivatives contracts	2,712,553	2,794,802	80,923	1,951,927	2,050,604	35,923
3.1 With exchange of principal	263,559	65,562	-	219,257	446,903	-
(a) securities	106,329	6,616	-	62,027	58,600	-
- purchases	10,329	988	-	24,971	48,600	-
- sales	96,000	5,628	-	37,056	10,000	-
(b) currency	157,230	58,946	-	157,230	388,303	-
- currency against currency	-	0	-	0	53,075	-
- purchases against euro	157,230	29,473	-	157,230	170,614	-
- sales against euro	-	29,473	-	-	164,614	-
(c) other instruments	-	-	-	-	-	-
- purchases	-	-	-	-	-	-
- sales	-	-	-	-	-	-
3.2 Without exchange of principal	2,448,994	2,729,240	80,923	1,732,670	1,603,701	35,923
(a) currency	-	-	-	-	-	-
- currency against currency	-	-	-	-	-	-
- purchases against euro	-	-	-	-	-	-
- sales against euro	-	-	-	-	-	-
(b) other instruments	2,448,994	2,729,240	80,923	1,732,670	1,603,701	35,923
- purchases	1,140,215	1,418,855	-	765,451	794,648	-
- sales	1,308,779	1,310,385	80,923	967,219	809,053	35,923
Total	**2,723,467**	**3,122,054**	**119,658**	**1,973,607**	**2,294,289**	**54,874**

With regards to derivatives contracts, the column 'other transactions' includes the notional value of options stated separately from the related underlying structured bond issue of the Bank. The notional value of options incorporated in assets or liabilities which allow either the Bank or the counterparty to transform, after a certain period of time, the interest rate stipulated in the contract from fixed to floating, or vice versa, was recorded at section 11.6 'Maturities of assets and liabilities'.

10.6 DERIVATIVES CONTRACTS ON CREDITS	31/12/02		31/12/01	
	Trading book	Banking book	Trading book	Banking book
1. Purchases	29,535	-	79,671	-
1.1 With exchange of principal	29,535	-	79,671	-
- Credit default product	29,535	-	79,671	-
2. Sales	226,949	32,000	50,000	10,000
2.1 With exchange of principal	52,000	32,000	50,000	10,000
- Credit default product	52,000	32,000	50,000	10,000
2.2 Without exchange of principal	174,949	-	-	-
- total rate of return swap	174,949	-	-	-
Total	**256,484**	**32,000**	**129,671**	**10,000**

Total principal of derivatives contracts amounts to 5,876.8 million euros (inclusive of basis swaps contracts for 1,047.7 milion of euros, the notional value of which is recorded at section 10.5).

PRINCIPAL (1)	Interest rate	Exchange rate	Share rates	Other	Total
1. Trading contracts	1,957,150	58,946	196,283	271,484	2,483,863
1.1 Non-quoted trading contracts	1,957,150	58,946	189,667	271,484	2,477,247
Swaps (2)	1,782,960	-	-	-	1,782,960
Options bought	24,595	29,473	51,872	-	105,940
Options sold	149,595	29,473	137,795	-	316,863
Derivatives on credits	-	-	-	271,484	271,484
1.2 Quoted trading contracts	-	-	6,616	-	6,616
Futures bought	-	-	-	-	-
Futures sold	-	-	-	-	-
Options bought	-	-	988	-	988
Options sold	-	-	5,628	-	5,628
2. Non-quoted hedging contracts	1,974,729	157,230	196,230	17,000	2,345,189
Swaps (2)	1,700,540	157,230	-	-	1,857,770
Options bought	274,189	-	143,065	-	417,254
Options sold	-	-	53,165	-	53,165
Derivatives on credits	-	-	-	17,000	17,000
Total	**3,931,879**	**216,176**	**392,513**	**288,484**	**4,829,052**

(1) Principal in basis swaps is stated once.
(2) Caption includes basis swaps, cross currency swaps and interest rate swaps.

PRINCIPAL IN HEDGING CONTRACTS (1)	Swaps	Options bought	Options sold	Derivatives on credits	Total
1. Assets	948,503	104,854	53,165	17,000	1,123,522
Loans to customers	230,894	51,689	-	-	282,583
Trading securities	717,609	48,000	48,000	17,000	830,609
Equity investments	-	5,165	5,165	-	10,330
2. Liabilities	906,680	312,400	-	-	1,219,080
Bonds	906,680	312,400	-	-	1,219,080
3. Other (2)	2,587	-	-	-	2,587
Total	**1,857,770**	**417,254**	**53,165**	**17,000**	**2,345,189**

(1) Principal in basis swaps is stated once.
(2) Non-specific hedging contracts on interest-rate risk related to customer borrowing and lending.

PRINCIPAL IN CONTRACTS CLASSIFIED BY REMAINING CONTRACT LIFE(1)	Up to 12 months	From 1 to 5 years	More than 5 years	Total
1. Trading contracts	366,731	1,367,705	749,427	2,483,863
1.1 Non-quoted trading contracts	360,118	1,367,705	749,424	2,477,247
Swaps	298,286	963,446	521,228	1,782,960
Options bought	27,716	54,626	23,598	105,940
Options sold	34,116	78,149	204,598	316,863
Derivatives on credits	-	271,484	-	271,484
1.2 Quoted trading contracts	6,613	-	3	6,616
Futures bought	-	-	-	-
Futures sold	-	-	-	-
Options bought	985	-	3	988
Options sold	5,628	-	-	5,628
2. Non-quoted hedging contracts	575,006	759,127	1,011,056	2,345,189
Swaps	558,276	561,127	738,367	1,857,770
Options bought	11,565	133,000	272,689	417,254
Options sold	5,165	48,000	-	53,165
Derivatives on credits	-	17,000	-	17,000
Total	**941,737**	**2,126,832**	**1,760,483**	**4,829,052**

(1) Principal in basis swaps is stated once.

Derivatives business is carried out exclusively with primary banking and financial institutions and for this reason provisions for counterparty risk have not been made.
At 31/12/2002, there were no unsettled contracts.
Non-quoted contracts accounted for 99% of all derivatives contracts.

NON-QUOTED DERIVATIVES CONTRACTS (1)	Banks	Financial bodies	Others	Total
1. Principal	4,287,720	343,806	190,910	4,822,436
2. Trading contracts				
Positive market value	10,514	471	2,130	13,115
Negative market value	13,480	364	1,483	15,327
Potential credit equivalent	24,875	8,031	12,819	45,725
3. Hedging contracts				
Positive market value	36,794	1,440	-	38,234
Negative market value	43,711	14,462	-	58,173
Potential credit equivalent	34,207	3,656	-	37,863

(1) Principal relative to basis swaps is stated once.
(2) The trading contracts segment includes negative market values of 1.4 million euros relating to options incorporated into structured bond issues of the Group offset by positive market values of the same amount in the hedging derivatives segment.

Derivatives-related capital losses of 69.5 million euros and capital gains of 52.2 million euros were not recorded in the income statement. In particular, capital losses and gains stemming from hedging contracts related to the trading securities portfolio of 18.7 million euros and 1.6 million euros respectively, were not recorded (see section 2.3); capital losses and gains stemming from hedging contracts related to bonds issued of 18.8 million euros and 36,3 million euros respectively were also not recorded.

DEFERRED GAINS AND LOSSES	Losses	Gains
1. Trading contracts	13,948	14,344
1.1 Non-quoted trading contracts	13,948	14,156
Swaps	9,621	10,768
Options	4,224	3,234
Derivatives on credits	103	154
1.2 Quoted trading contracts	-	188
Futures	-	-
Options	-	188
2 Non-quoted hedging contracts	55,563	37,890
Swaps	53,432	27,593
Options	1,991	10,297
Derivatives on credits	140	-
Total	**69,511**	**52,234**

SECTION 11

CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Breakdowns of loans related to lists 11.2, 11.3, 11.5, 11.6 and 11.7 of this section include leased assets, which amount to 614,271 thousand euros and are exclusively connected to transactions with customers in euro.
On this basis, loans to customers amount to 9,360,848 thousand euros and not to 8,746,577 thousand euros (as caption 40 of assets).

11.1 SIGNIFICANT EXPOSURES		
	31/12/02	31/12/01
(a) amount	540,537	274,675
(b) number	4	2

Significant exposures are those identified on the basis of "major lines of credit" as defined by the Bank of Italy.

11.2 DISTRIBUTION OF LOANS AND ADVANCES TO CUSTOMERS, BY CATEGORY		
	31/12/02	31/12/01
(a) Governments	509,334	332,032
(b) Other public entities	553,722	569,312
(c) Non-financial businesses	5,339,428	4,534,770
(d) Financial institutions	651,694	909,982
(e) Personal businesses	554,844	495,865
(f) Other operators	1,751,826	1,333,720
Total	**9,360,848**	**8,175,681**

11.3 DISTRIBUTION OF LOANS TO RESIDENT NON-FINANCIAL BUSINESSES AND PERSONAL BUSINESSES

	31/12/02	31/12/01
(a) 1st branch of economic activity Wholesale and retail trade, salvage and repairs	1,099,272	995,244
(b) 2nd branch of economic activity Building and construction	947,883	873,625
(c) 3rd branch of economic activity Other market services	883,841	697,597
(d) 4th branch of economic activity Air and sea transport	390,021	319,675
(e) 5th branch of economic activity Hotel and catering services	303,808	236,163
(f) Other branches	2,133,554	1,813,507
Total	**5,758,379**	**4,935,811**

11.4 DISTRIBUTION OF GUARANTEES GIVEN, BY CATEGORY OF COUNTERPART

	31/12/02	31/12/01
(a) Governments	1	1
(b) Other public entities	6,794	6,024
(c) Banks	161,757	163,582
(d) Non-financial businesses	989,586	954,746
(e) Financial institutions	163,689	115,281
(f) Personal businesses	17,186	16,926
(g) Other operators	52,714	35,862
Total	**1,391,727**	**1,292,422**

11.5 GEOGRAPHIC DISTRIBUTION OF ASSETS AND LIABILITIES

	31/12/02			
Caption/countries	Italy	Other EU countries	Other countries	Total
1. Assets	12,115,358	845,130	108,296	13,068,784
1.1 Due from banks	988,212	302,317	29,700	1,320,229
1.2 Loans to customers	9,106,372	230,378	24,098	9,360,848
1.3 Securities	2,020,774	312,435	54,498	2,387,707
2. Liabilities	11,213,281	952,751	258,912	12,424,944
2.1 Due to banks	797,752	613,958	54,711	1,466,421
2.2 Deposits from customers	6,807,957	78,793	14,018	6,900,768
2.3 Securities issued	3,607,262	50,000	183	3,657,445
2.4 Others	310	210,000	190,000	400,310
3. Guarantees and Commitments	1,910,140	284,570	17,925	2,212,635

Caption/countries	Italy	Other EU countries	Other countries	Total
	31/12/01			
1. Assets	19,907,941	720,838	203,569	20,832,348
1.1 Due from banks	874,536	248,309	44,802	1,167,647
1.2 Loans to customers	8,053,870	113,625	8,186	8,175,681
1.3 Securities	2,291,185	358,904	150,581	2,800,670
2. Liabilities	9,838,037	1,132,920	249,757	11,220,714
2.1 Due to banks	560,733	840,392	38,096	1,439,221
2.2 Deposits from customers	5,738,126	82,492	17,533	5,838,151
2.3 Securities issued	3,538,880	36	160	3,539,076
2.4 Others	298	210,000	190,000	400,298
3. Guarantees and Commitments	1,816,449	125,467	9,061	1,950,977

Geographic distribution is analysed by reference to the counterparts' country of residence.

11.6 MATURITIES OF ASSETS AND LIABILITIES

Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years		Unspecified duration	Total
	31/12/02								
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	3,328,323	2,927,695	3,012,775	1,381,631	2,182,168	1,434,046	2,595,720	450,247	17,312,605
1.1 Treasury bonds eligible for refinancing	6	37,868	148,538	51,980	80,158	1,192	107,900	-	427,642
1.2 Due from banks	550,079	468,854	81,146	1,110	31,747	112	10,000	177,181	1,320,229
1.3 Loans to customers	2,579,316	612,635	1,140,952	525,545	1,673,627	570,436	1,985,271	273,066	1,747,871
1.4 Bonds and other fixed income securities	11,039	43,783	612,486	108,287	396,618	104,548	482,826	-	1,759,587
1.5 Off-balance sheet transactions	187,883	1,764,555	1,029,653	694,709	18	757,758	9,723	-	4,444,299
2. Liabilities	6,422,967	3,678,342	2,123,883	929,490	1,497,381	701,166	1,515,704	-	16,868,933
2.1 Due to banks	70,201	997,950	189,185	19,715	41,034	132,303	16,033	-	21,313,232
2.2 Deposits from customers	6,243,010	643,276	14,243	3	236	-	-	-	6,900,768
2.3 Securities issued	109,690	228,318	378,209	391,743	1,456,097	8,089	1,085,299	-	3,657,445
– bonds	5,087	43,530	190,225	374,690	1,439,736	8,089	1,085,299	-	10,558,213
– certificates of deposits	23,311	184,788	187,984	17,053	16,361	-	-	-	429,497
– other securities	81,292	-	-	-	-	-	-	-	81,292
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet transactions	66	1,803,798	1,542,246	518,029	14	560,774	14,372	-	- 4,444,299

Caption "repayable on demand" includes assets and liabilities with residual life of not more than 24 hours.
Unspecified duration includes compulsory reserve, overdue loans and bad loans.
Sub-captions 1.5 and 2.5 include the notional value of options incorporated in structured mortgaged loans and bond issues which allow either the Bank or the counterparty, after a certain period of time, to transform the interest rate stipulated in the contract from fixed to floating, or vice versa.

31/12/01									
Captions/Residual life	Repayable on demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years fixed rate	Between 1 and 5 years indexed rate	Beyond 5 years fixed rate	Beyond 5 years indexed rate	Unspecified duration	Total
1. Assets	2,804,214	2,771,409	2,739,386	1,451,424	2,198,291	1,150,971	2,047,433	458,267	15,621,395
1.1 Treasury bonds eligible for refinancing	214	55,510	169,988	134,551	115,693	84,049	16,762	-	576,767
1.2 Due from banks	458,366	478,935	59,466	10,934	48,494	133	-	111,319	1,167,647
1.3 Loans to customers	2,120,636	1,064,573	1,026,790	427,119	1,312,524	411,902	1,598,718	213,419	8,175,681
1.4 Bonds and other fixed income securities	14,469	221,570	375,786	258,598	639,529	185,669	430,344	-	2,125,965
1.5 Off-balance sheet transactions	210,529	950,821	1,107,356	620,222	82,051	469,218	1,609	-	3,441,806
2 Liabilities	5,426,965	2,996,266	2,126,061	1,028,128	1,353,807	597,716	1,129,311	-	14,658,254
2.1 Due to banks	38,291	1,091,897	85,990	24,493	77,738	7,749	113,063	-	1,439,221
2.2 Deposits from customers	5,209,180	617,807	10,004	480	621	-	59	-	5,838,151
2.3 Securities issued	153,671	313,292	811,392	424,646	1,192,474	29,124	614,477	-	3,539,076
– bonds	51,199	91,219	584,905	399,269	1,173,251	29,124	614,477	-	2,943,444
– certificates of deposits	21,899	222,073	226,487	25,377	19,223	-	-	-	515,059
– other securities	80,573	-	-	-	-	-	-	-	80,573
2.4 Subordinated liabilities	-	-	-	-	-	-	400,000	-	400,000
2.5 Off-balance sheet	25,823	973,270	1,218,675	578,509	82,974	560,843	1,712	-	3,441,806
transactions	25,823	973,270	1,218,675	578,509	82,974	560,843	1,712	-	3,441,806

	31/12/02	31/12/01	Change absolute	%
11.7 ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY				
a) Assets	564,425	561,795	2,630	0.5
1. Due from banks	91,500	74,026	17,474	23.6
2. Loans to customers	427,159	307,821	119,338	38.8
3. Securities	44,812	175,103	-130,291	-74.4
4. Participating interests	382	369	13	4
5. Other	572	4,476	-3,904	-87.2
(b) Liabilities	654,626	679,117	-24,491	-3.6
1. Due to banks	414,720	448,620	-33,900	-7.6
2. Deposits from customers	78,340	72,698	5,642	7.8
3. Securities issued	161,566	157,799	3,767	2.4
4. Other	-	-	-	-

11. 8 SECURITISATION

Banca Carige carried out two securitisation operations: the first at the end of 2000 relating to non performing credits; the second at the end of 2001 relating to performing credits (mortgages). The Group's banking subsidiary Cassa di Risparmio di Savona securitised its bad loans portfolio at the end of 2002. Details are given below.

BANCA CARIGE'S SECURITISATION

a) Securitisation of bad loans

At the end of 2000 the Bank securitised without recourse a part of its bad loans portfolio. These loans were backed either fully or in part by voluntary or legally-enforced guarantees (gross value of *pro soluto* credits: ITL 566.4 bn; book value: ITL 440.6 bn; sale price: ITL 320 bn).

As special purpose vehicle for the transaction, Argo Finance a subsidiary of the Carige Group, issued the following three types of bonds:

- Class A 'Senior' bonds amounting to 40 million €.
- Class B 'Mezzanine' bonds amounting to 70 million €.
- Class C 'Junior' bonds amounting to 56.5 million euros; fully subscribed by Banca Carige, this issue is fully subordinate in principal and coupon payments to classes A and B.

The placement of the securities was carried out by Credit Suisse First Boston.

At 31st December 2002, of the three classes issued, Banca Carige held in its securities portfolio exclusively and fully the class C 'Junior' bonds for a value of 56.5 million €. These securities were placed in the Bank's investment portfolio. No writedowns have been effected on the book value of these securities in the light of the positive performance of receipts. The securitised bad loans represent the underlying for all three classes of securities issued.

Risks for the Bank resulting from this transaction are represented by: the class C bonds both for principal and interest; guarantees granted to holders of class A securities relating to interest payments; guarantees granted to holders of class B securities for both principal and interest; the credit line of 15 million € backing the class A and B bond issues granted by Banca Carige to Argo Finance; a limited recourse mortgage bond loan of 84.3 million €; an interest rate cap. The positive performance in repayment flows has meant that no writedowns were carried out.
The credit line, which at 31/12/02 was unused, was recorded at balance sheet caption 20 'Guarantees', whilst the limited recourse mortgage, also unused, was recorded, as required by the Bank of Italy, at caption 10 'Guarantees given'.

Banca Carige is the servicer for the transaction. Revenues on the credit portfolio at 30/12/02 amounted to 61,8 million euros, of which 28,0 million euros collected during the first half of the year. These amounts are in line with the repayment schedule defined at the start of the transaction. Scheduled total revenues to be collected at 31st December 2002 amount to 58.5 million euros.
Banca Carige bills Argo Finance One on a monthly and half-yearly basis for the service activity it performs. The half-yearly accounts are inspected by the Bank's auditors, KPMG SpA.
The service activity carried out by Banca Carige generated 1,119,800 in commission revenues, 1,991,800 in reimbursed legal costs and 2,291,400 in interest received on the class C Junior bonds. On the basis of interest-rate trends and conditions contained in the contract, no additional revenues were payable on the limited recourse mortgage.

As a result of the positive performance recorded by the repayment schedule, Fitch IBCA on 6/3/02 upgraded the class A securities transaction from "AA" to "AAA"; on 13th December 2002 the same institute upgraded the transaction relating to the class B securities from "AA-" to "AA".

The positive trend allowed for the full repayment of the class A securities (40 million) in addition to the earlier-than-scheduled repayment of part (9.8 million) of the capital relating to the class B securities.

b) Securitisation of performing loans

At the end of 2001, Banca Carige securitised its performing mortgages in order to improve liquidity in the light of considerable expansion in long-term lending to the family (mortgages, in particular).

A total of 13,858 mortgages was sold with a residual debt at 31/12/01, the date of ceding, on the part of customers amounting to 511.5 million euros.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).

In particular, the bundle of credits sold were mortgages granted to private customers for the purchase or renovation of property.

The bundle of credits ceded were as follows:

1) index-linked, first recorded mortgages/landed property loans distributed to private individuals prior to 31/7/2001;

2) mortgages with: a fixed repayment schedule with instalment due 31/12/2001; repayments in order with schedule via current account direct debit;

3) mortgages/landed property loans not classified either as bad loans or watchlists between 31/12/93 (exclusive) and 31/12/01 (inclusive).

The bundle of credits described above was sold on 31/12/01 to the special purpose vehicle Argo Mortgage, in which Banca Carige has a 5% indirect holding (535.5 million) via its subsidiary Columbus Carige Immobiliare (the regularity of the operation was evidenced by the signing of servicing, and guarantee and indemnity contracts in the time prescribed).

The prices of the credits ceded were calculated as the sum of the following two components:

- a initial price of 511.5 million euros equivalent to the nominal value of the credits ceded;
- a deferred price of 24.0 million euros calculated on the basis of profit extraction which, in particular, took into account the excess spread after the transaction costs relating to each payment date, intrinsic risk levels of the credits, possibility of anticipated re-payment of loan and subsequent loss of interest income. This spread was actualised using market rates at 31/12/01 on the basis of the duration of the transaction.

The payment of the first component of the price is linked to a securities issue, whilst the deferred price will be paid pro quota at each payment date in reference to the procedures foreseen in the contract and the payment priorities defined in the transaction. During 2002 deferred-price account payments totalled 0.3 million.

The ceding of the credits was completed by means of a service contract between Banca Carige and Argo Mortgage in addition to the contract of guarantees and indemnity

The asset backed securities issued by Argo Mortgage and the related payment were effected on 25 March 2002. The securities issued are as follows:

Class	Amount in millions of euro	Rating by Moody's/Fitch (***)	Expected duration (*)	Contractual Maturity	Effective expected duration (*)	Euribor 3 months margin in basis points (**)	Credit enhancement
A	478	Aaa/AAA	March 2009	October 2036	4.3 years	26	8.0%
B	22	Aa2/AA	March 2009	October 2036	6.8 years	450	3.7%
C	11.5	Baa2/BBB	March 2009	October 2036	6.8 years	145	1.5%
D	9.2	Not rated		October 2036			

(*) assuming Argo Mortgage exercises its call option in January 2009;
(**) step up of applicable spread if call option is not exercised;
(***) the rating was assigned by Moody's and Fitch/IBCA on the basis of due diligence. The rating will be reviewed annually on the basis of collection flows and deviance from business plans.

The class A, B and C securities are quoted on the Luxembourg bond market and have been fully subscribed exclusively by European institutional investors, Italian included.

Class B and C securities were subscribed by Banca Carige. The class D issue was subscribed fully by Banca Carige.

Payment priority will be as follows:
- the payment of senior expenses and swap interest rate, followed by:
- the payment of coupon on class A securities at maturity dates prior to maturity at October 2003, followed by:
- the payment of coupon on class B securities on the basis of cumulative default ratio, followed by:
- the payment of coupon on class C securities

with residual available amounts at each payment date to be paid into a capital accumulation account.

From the October 2003 date of payment onwards, the order of priority is as follows:
- the repayment of amortisation paid on class A securities, followed, on the basis of the cumulative default ratio, by:
- the payment of coupon on class B securities and the repayment of amortisation paid on class B securities, followed by:
- the payment of coupon on class C securities and the repayment of amortisation relating to the same securities.

The repayment of principal and interest of class D securities is subordinate to the first three classes.

The transaction proceeds according to schedule. Consequently, no value adjustments relating to the Bank's relations with Argo Mortgage were required.

The role of servicer of the transaction was carried out on Argo Mortgage's behalf by Banca Carige.

All proceeds relating to the securitised credits will be in the form of mortgage instalment payments made by mortgage borrowers at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the corporate service contract signed between Banca Carige and Argo Mortgage in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

During the first half of 2002, total revenues collected amounted to 97.5 million euros, of which 51.1 million euros in capital instalments, 26.4 million euros in interest instalments, 20.0 million in advanced repayments, interest and penalty charges.

The performance in revenue collection is proof that the transaction is proceeding according to schedule.
On 29th July 2002, the Bank collected as foreseen in the repayment schedule revenues in the form of accrued interest totalling 4 million euros on the nominal value of the mortgages sold. The interest was calculated on the

period from the sale of the mortgages (1st January 2002) to the payment date of the initial price (29th March 2002), in addition to 0.4 million euros in commission income.

The transaction will be monitored by the Bank of New York in its payment report and by Banca Carige in its quarterly and investor reports, and certified by the independent auditors.

Banca Carige SpA provided the special purpose vehicle with the cash collateral foreseen by the transaction (quota of the tranche of class D securities totalling 7.8 million) which during the year, as a result of the regular repayment flows scheduled by the contract, reached the figure (10.4 million) projected in the contract.

The London offices of the Bank of New York will represent the bond holders as well as being agent and security trustee. The same bank's Luxembourg offices will act as agent for Luxembourg.
The Milan offices of BNP Paribas Security Services will be payment agent for the transaction.
The arrangers of the transaction were CSFB and CDC IXIS.

The counterparty of the IRS contracts utilised by Argo Mortgage for cover against interest rate fluctuations latent in the securitised credits is CDC IXIS.

CASSA DI RISPARMIO DI SAVONA'S SECURITISATION

At the end of 2002, Cassa di Risparmio di Savona securitised the entirety of its bad loans portfolio. The advantages of this transaction can be summarised as follows:

- previously illiquid asset positions with low returns can now benefit from higher-yielding market interest rates;
- securitisation achieves qualitative improvements in the bank's risk portfolio;
- higher credit rating of the bank has cost benefits for the Banca Carige Group in its funding requirements on international markets.

As stated above, the entirety of the bank's bad loans were sold en bloc to the special purpose vehicle Priamar Finance (holdings on the part of Stitching Faro of Amsterdam and Banca Carige of, respectively, 95% and 5%). The bad loans securitised were classified as such at 31/12/01 and were still effective at 11/12/02, backed either fully or in part by voluntary or legally-enforced guarantees.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by relevant legislation (Law 130/99 and article 58, Law decree 385/93).

The credits sold (contract date: 23/12/02 with effect from 11.59 pm of 31/12/02) consisted of 1,085 debt positions (equivalent to 2,238 sub-items).

The gross value of credits sold excluding previous reductions was calculated at 68.8 million. The corresponding net value was 33.7 million after previous writedowns. The sale price, fixed at 28 million, determined a loss on securitisation of 5.7 million.

All the loans securitised were denominated in euro and were granted to customers resident in Italy.

In terms of credit risk concentrations, with reference to the total gross exposure, sub-items up to 100,000 euros account for 93% of total debt positions and 37% of the total loan amounts granted; six exposures exceed 2% of the total at 10,707,000 euros.

The total gross exposure is distributed by sector in the following way: non-financial businesses 48%; financial businesses 1%; family businesses 30%; others 21%.

All proceeds relating to the securitised credits will be collected at the counters of Banca Carige, the latter, as foreseen in the contractual documentation regulating the securitisation transaction, carrying out the role of both account bank and cash manager. Both roles are compatible with the administrative service contract signed between Banca Carige and Priamar Finance in that Banca Carige will perform the accounting duties on behalf of the special purpose vehicle.

The role of servicer of the transaction was assigned to Banca Carige by Priamar Finance.

Priamar Finance is both assignee of the credits and issuer of the securities.

The London offices of the Bank of New York will represent the bond holders in addition to performing the duties of calculation agent, security trustee, and payment agent. The same bank's Luxembourg offices will act as agent for Luxembourg.

Arranger and lead manager of the operation is WestLB.

The asset backed securities issued by Priamar Finance on 21st February 2003 are as follows:

Class	Amount in millions of euro	Expected duration	Interest rate
A	18.0	4.6 years	Euribor 3 months + 0.15%
B	10.2		4% plus any residual portfolio cash flows

The maturity indicated in the table is that forecasted by the business plan. The expiry date of the operation has been fixed at 31/12/2016.

The class A securities are quoted on the Luxembourg bond market; class B securities are unquoted.

Class B securities were subscribed by Cassa di Risparmio di Savona and will be placed in that bank's investment securities portfolio.

The securities are not rated.

Payment priority will be as follows:

- the payment of coupon on class A securities, followed by the principal; on completion of this
- the payment of coupon on class B securities, followed by the principal.

As stated above, the payment of coupon and principal relating to class B securities is fully subordinated to the class A issue.

Credit enhancement of the issue is represented, in addition to the class categorization and payment priority described above, by a line of credit, a limited recourse bond loan, and an interest cap covering interest rate risk exposure.

Banca Carige has opened a revolving credit line in favour of Priamar Finance of 2.5 million for the duration of the bond issue, renewable on a yearly basis. This line of credit will be used in the case of any temporary interruptions in repayment flows. Reimbursement of the credit to Banca Carige will be effected according to the conditions stipulated in the contract between Banca Carige and Priamar Finance. Repayment of the line of credit utilised is subordinated to the interest and capital repayments relating to the class A securities.

As stated above, Priamar Finance is covered by an interest rate cap (expiry date 2010 at 5.75% p.a., re. euribor 6 months) the premium of which was paid by Banca Carige up front at the issuing of the securities.

Cassa di Risparmio di Savona has made available a limited recourse mortgage in the form of Italian government stock of around 22.5 million.

The operation took effect at the end of the year. The contract foresees that a quota of the repayment flows in December were to be collected by the SPV. The amount collected – 0.4 million – was as scheduled.

The credit granted by Cassa di Risparmio di Savona to Priamar Finance is stated in the bank's financial statements at balance sheet caption 40 "Loans to customers".

The securities issue, which took place as scheduled on 21st February 2003, determined the regular payment of the credits sold. Following this, Cassa di Risparmio di Savona subscribed the class B securities, which will be included in the bank's investment securities portfolio together with the securities relating to the limited recourse mortgage granted to the special purpose vehicle.

c) Asset backed securities in portfolio at 31/12/02.

Within the trading securities portfolio at 31/12/02 are securities deriving from securitisation transactions carried out by other parties totalling 153,823 thousand euros. These securities can be classified as follows:

C1) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

	Underlying	Senior securities	Mezzanine Securities	Junior securities
(a)	Mortgages	12,051	1,000	-
(b)	Corporate loans	10,991	3,977	-
(c)	Consumer credits	6,771	-	-
(d)	Securities	-	-	250
(e)	Various other credits	9,880	-	-
(f)	Various other non-performing credits	20,749	5,976	-
Total		**60,442**	**10,953**	**250**

Writedowns relating to the above carried out according to the accounting principles illustrated in section 1 of the explanatory notes amounted to 84 thousand euros.
Investments made in the form of these securities during 2002 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 1,750 thousand euros (interest income) and 1,275 thousand euros (gains/losses on securities and foreign exchange and svalutation). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2002 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY OTHER PARTIES

Underlying	Senior securities			Mezzanine securities			Junior securities		
	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs
a) Mortgages	644	-612	-	44	-	-	-	-	-
b) Corporate loans	389	13	-	101	-	93	-	-	-
c) consumer credits	309	9	-	-	-	-	-	-	-
d) securities	-	-	-	-	-	-	96	-	550
e) various other credits	316	-721	542	-	-	-	-	-	-
f) various other non-performing credits	998	-	68	268	100	24	-	-	-
Total	**2,656**	**-1,311**	**610**	**413**	**100**	**117**	**96**	**-**	**550**

C2) ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY BANCA CARIGE GROUP COMPANIES

	Underlying	Senior securities	Mezzanine Securities	Junior securities (1)
(a)	Mortgages	-	200	9,190
(b)	Corporate loans	-	-	-
(c)	Consumer credits	-	-	-
(d)	Securities	-	-	-
(e)	Various other credits	-	-	-
(f)	Various other non-performing credits	500	1,990	56,500
Total		**500**	**2,190**	**65,690**

(1) Securities recorded in the investment securities portfolio of Banca Carige.

Writedowns relating to the above carried out according to the accounting principles illustrated in section 1 of the explanatory notes.
Investments made in the form of these securities during 2002 are accounted for at income statement captions 10 'Interest income' and 60 'Gains (losses) from financial transactions' and are respectively 1,494 thousand euros (interest income) and 87 thousand euros (gains/losses on securities and foreign exchange). Details are given in the table below:

EFFECTS ON INCOME STATEMENT 2002 STEMMING FROM ASSET BACKED SECURITIES IN PORTFOLIO AT 31/12/02 DERIVING FROM STRUCTURED SECURITISED CREDITS CARRIED OUT BY BANCA CARIGE GROUP COMPANIES

Underlying	Senior securities			Mezzanine securities			Junior securities		
	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs	Interest	Gains/ Losses	Write-downs
a) Mortgages	-	1	-	171	91	-	-	-	-
b) Corporate loans	-	-	-	-	-	-	-	-	-
c) consumer credits	-	-	-	-	-	-	-	-	-
d) securities	-	-	-	-	-	-	-	-	-
e) various other credits	-	-	-	-	-	-	-	-	-
f) various other non-performing credits	21	-	-	80	-	10	-	-	-
Total	**21**	**1**	**-**	**251**	**91**	**10**	**-**	**-**	**-**

(1) Securities recorded in the investment securities portfolio of Banca Carige.

SECTION 12

ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

	31/12/02	31/12/01	Change absolute	%
12.1 DEALING OF SECURITIES				
a) Purchases	246,637	328,986	-82,349	-25.0
1. Settled	232,269	312,787	-80,518	-25.7
2. Unsettled	14,368	16,199	-1,831	-11.3
(b) Sales	579,739	428,897	150,842	35.2
1. Settled	578,884	422,769	156,115	36.9
2. Unsettled	855	6,128	-5,273	-86.0

	31/12/02	31/12/01	Change absolute	%
12.2 PRIVATE BANKING	**1,954,304**	**2,143,309**	**-189,005**	**-8.8**
1. Securities issued by the Bank	5,080	6,467	-1,387	-21.4
2. Other securities	1,949,224	2,136,842	-187,618	-8.8

The figures shown correspond to total market values of property included within administration and trading on behalf of third parties. Item includes 97,580,000 euros relating to the purchase of branches from Capitalia.
The caption includes wealth accumulation service on behalf of third parties pursuant to article 24, Legislative decree 58/98 amounting to 21,521 thousand euros, including the sum managed by the Carige Open Pension Fund launched in compliance with article 9, Legislative decree 124/93.

	31/12/02	31/12/01	Change absolute	%
12.3 CUSTODY AND ADMINISTRATION OF SECURITIES				
(a) third-party securities held in deposit (private banking not included)	15,754,018	14,292,197	1,461,821	10.2
1. Securities issued by Group companies	3,254,054	2,784,897	469,157	2.5
2. Other securities	12,499,964	11,507,300	992,664	8.6
(b) third-party securities deposited with third-parties	14,037,144	14,320,323	-283,179	-2.0
(c) portfolio securities deposited with third parties	1,184,597	1,636,961	-452,364	-27.6

Depositary bank-related securities in custody amounted to 2,770,078 thousand euros.
Items 12.3 a) and b) include third party securities relating to deposits acquired from the Capitalia group totalling 646,140,000.

12.4 COLLECTION OF THIRD PARTY RECEIVABLES: DEBIT AND CREDIT ADJUSTMENTS	31/12/2002	31/12/2001
(a) debit adjustments	940,346	1,008,851
1. current accounts	11,094	10,919
2. bills portfolio	668,592	594,839
3. cash	40,423	168,113
4. other	220,237	234,980
(b) credit adjustments	1,193,979	1,017,383
1. current accounts	9,023	8,818
2. bills and other items for collection	1,184,883	1,008,525
3. other	73	40

	31/12/02	31/12/01	Change absolute	%
12.5 OTHER TRANSACTIONS	**1,086,481**	**1,502,622**	**-416,141**	**-27.7**
– Other banks' share of pool operations	901,578	1,299,935	-398,357	-30.6
– Total bills related to factoring transactions ("pro solvendo")	166,916	181,464	-14,548	-8.0
– Amounts managed on behalf of public bodies	17,987	21,223	-3,236	-15.2

12.6 INFORMATION CONCERNING STRUCTURED SECURITISED CREDITS

At the end of 2000, Banca Carige securitised a part of its bad loan portfolio pursuant to Law 130/99 in collaboration with the special purpose vehicle, Argo Finance One; as at 31/12/01, Argo Finance One was a member of the Banca Carige Group (Group holding: 60%).
In relation to this transaction and in accordance with the Bank of Italy's ruling (letter no. 6464 of 31st July 2001) the following details are given below: information required regarding transactions carried out with Argo Finance One in the form given in part D of the explanatory notes and the relative attachment to the financial statements of the transferee and issuer of asset backed securities prepared in accordance to the Bank of Italy's guidelines contained in note no. 3019 of 5th April 2000.

1. QUALITATIVE INFORMATION

1.1 A description of the transaction and its progress

Date of transaction: 21st December 2000: with effect from 11.59 pm of 31st December 2000, the completion of the contract regarding the purchase of the credits; 27th March 2001: the issue of securities financing the purchase.

Transferor: Banca Carige SpA with its head offices in Via Cassa di Risparmio 15, Genoa.

Credits transferred: Banca Carige agreed to transfer without recourse a part of its bad loans portfolio in accordance with articles 1 and 4 of Law 130/99 backed either fully or in part by voluntary or legally-enforced guarantees at an agreed price of ITL 320 bn. The portfolio at the date of transfer amounted to ITL 566.4 bn, gross, corresponding to a book value for Banca Carige of 440.6 bn, net.

The portfolio subject to sale was identified on the basis of objective criteria foreseen by the relevant legislation (Law 130/99).
The credits sold were of the following types: a) landed property loans, b) lending of various forms backed by voluntary and/or legally-enforced guarantees in the form of real estate in addition to non-mortgaged loans of various types. Credits not transferred included syndicated loans, leasing, and credits below 25,822.84 €. (Lit. 50 million).

The state of the transaction: the transaction, started in January 2001, is progressing according to schedule. In particular, collection flows at 31st December 2002 amounted to 61,8 million euros .

1.2 The Parties involved

Purchaser of the credit: Argo Finance One, a company formed on 27th October 2000 in accordance to article 3 of Law 130/99 with its head offices in Via Cassa di Risparmio 15, Genoa. The company is enrolled with the Genoa companies register and with the register of monetary financial institutions held by the Italian exchange office – Ufficio Italiano Cambi, as foreseen by article of 106 of the Italian consolidated banking Law, and enrolled in the special list of companies foreseen by the same Law (article 107).

Servicer: The transferor Banca Carige SpA is encharged with the collection of the credits ceded in addition to the payment services foreseen by the servicing contract stipulated between Banca Carige and Argo Finance One for which it, Banca Carige, will receive commission and reimbursement of expenses incurred.

Representative of the Noteholders: The Bank of New York, London branch.

Collection account bank: Banca Carige SpA

Investment account bank/cash manager: Banca Carige SpA

Calculation agent/Paying agent: The Bank of New York, London branch

CAP Counterparty: Banca Carige SpA

Luxembourg agent: Kredietbank S.A. Luxemburgeoise

Administrative services provider: Banca Carige SpA

Transferor's obligations: at the transfer date, Argo Finance One, as issuer, and Banca Carige SpA as transferor, stipulated a contract of guarantee and indemnity according to the terms of which the transferor provides the issuer with specific guarantees in relation to the portfolio and accepts to bear any specific costs, expenses and liabilities of the issuer deriving from the purchase and holding of the portfolio.

1.3 The nature of the securities issued

Limited recourse asset backed securities: the notes issued by the SPV Argo Finance One on 27th march 2001 are made up of floating-rate bonds with the following characteristics:

Class A

Currency: euro
Amount: 40 million €
Rate: floating
Parameter: Euribor at 6 months + 0.60% p.a.
Coupon: twice-yearly
Duration: 19 years, 3 months (maturity July 2020) average expected duration 1.89 years.
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aaa; Fitch-Ratings: AA
Listing: Luxembourg bond market

Class B

Currency: euro
Amount: 70 million €
Rate: floating
Parameter: Euribor at 6 months + 0.45% p.a.
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 4.90 years
Re-payment: re-payment related to recovery of underlying credits
Rating: Moody's: Aa1; Fitch-Ratings Ltd: AA
Listing: Luxembourg bond market

Class C

Currency: euro
Amount: 56.5 million €
Rate: floating
Parameter: 4% p.a. plus a further remuneration equal to residual yields subordinate to payment of classes A and B, and portfolio payment cash flows
Coupon: twice-yearly
Duration: 19 years and 3 months (maturity July 2020) average expected duration 8 years
Re-payment: re-payment related to recovery of underlying credits
Listing: not listed
The ratings assigned refer to the probability of principal and interest re-payments at maturity. Class C notes are not rated.

The re-payment of capital can occur no sooner than 18 months after issue. After this, repayment will be made at the same time as the coupon according to the repayment schedule for an amount corresponding to available funds on the basis of the following order of priority:

1. Coupon class A notes;
2. Coupon class B notes;
3. Principal class A notes;
4. Principal class B notes;
5. Coupon class C notes;
6. Principal class C notes.

1.4 Other financial transactions

Banca Carige has opened a credit line in favour of Argo Finance One with regards specifically to the issue of class A and B securities amounting to 15 million € indexed at euribor 6 months plus 0.20% per annum.
This credit line will guarantee the prompt payment of interest payable on the above-mentioned securities and the repayment of principal at maturity.
Furthermore, Banca Carige has granted a limited recourse mortgage to Argo Finance One in the form of Italian government securities with a market value of 84,316,000 with maturity at 31/7/2020. Interest charges for Argo Finance One ('the issuer') are as follows:

- interest equivalent to the coupon paid out on the Italian government securities subject of the mortgaged loan and collected by the issuer at each payment date, plus
- an amount equivalent to the difference between the interest that would accrue at euribor on the amount advanced to Argo Finance One and the interest income received by the issuer on the Italian government securities in its possession in the same period.

Within the confines of the limited recourse mortgage the Italian government securities in the issuer's possession represent a pledge in favour of class B bondholders and consistent with its credit support role the issuer will be repaid only after the class B bondholders have been liquidated (principal and interest).
An interest rate cap has also been stipulated between Banca Carige and Argo Finance One in order to offer Argo Finance cover against latent interest rate risk in the underlying as a result of possible misalignment between securitised assets on the one hand and liabilities in the form of securities issued on the other.

2. TRANSACTION AS AT 31ST DECEMBER 2002

Attachment 1 to the explanatory notes is summarised as follows:

Synthesis of securitised assets and securities issued

Euro

		Transaction as at 31/12/02	Transaction as at 31/12/01
ASSETS			
A.	Assets securitised	120,229,844	138,054,359
	- loans	120,229,844	138,054,359
B.	Use of available amounts stemming from securitisation	55,796,341	34,365,250
	- debt securities		30,328,410
	- others	55,796,341	4,036,840
	Available amounts in liquid form	54,780,920	2,731,182
	Others	1,015,421	1,305,658
TOTAL ASSETS		**176,026,185**	**172,419,609**
LIABILITIES			
C.	Securities issued	166,500,000	166,500,000
	- class A:	40,000,000	40,000,000
	- class B:	70,000,000	70,000,000
	- class C:	56,500,000	56,500,000
D.	Financing received	-	-
E.	Other liabilities	8,094,270	7,658,228
	Balance 2001	(1,738,619)	-
	Amounts payable to Banca Carige SpA	6,888,229	4,248,852
	Other items	2,944,660	3,409,376
TOTAL LIABILITIES		**174,594,270**	**174,158,228**
COSTS			
F.	Interest charges payable on securities issued	6,748,647	5,974,718
G.	Transaction-related commissions and fees	3,162,653	2,660,249
	- servicing	3,111,666	2,632,072
	- other services	50,987	28,177
H.	Other charges	9,415,161	16,694,504
	- loan losses	254,828	243,008
	- expected losses on loans	8,954,321	16,096,100
	- other management charges	206,012	355,396
TOTAL COSTS		**19,326,461**	**25,329,471**
PROCEEDS			
I.	Interest generated by securitised assets	8,954,321	16,096,100
L.	Other proceeds	11,804,055	7,494,752
	- interst income on securities	1,164,085	411,750
	- interest income from bank deposits	213,566	233,505
	- recoveries on loans (amounts collected)	10,426,404	6,849,497
TOTAL PROCEEDS		**20,758,376**	**23,590,852**

3. QUANTITATIVE INFORMATION

3.1 Credit-related flows

Details given below relate to the situation of the securitised assets at 31/12/2002 and subsequent positive and negative variations recorded during the year.

(in millions of euros)	
Amount of credits purchased at 31/12/2001	138.1
Decreases related to collections for the year	-28.0
Decreases from losses	-0.3
Increases stemming from writebacks	10.4
Increases stemming from interest on late payment	9.0
Decreases for expected losses	-9.0.
Balance at 31/12/02	120.2

3.2 Cash flows

Cash flows relating to amounts collected from securitised credits totalled 28.0 million euros in line with the payment scheduled defined.

The table below illustrates the flows forecasted in the offering circular for the asset backed securities for the first 12 years along with flows already collected.

(millions of euros)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Foreseen	33.2	25.3	21.8	19.2	16.5	15.1	12.9	11.0	10.1	9.1	7.7	6.9
Collected	33.8	28.0										

As a result of the positive performance recorded by the repayment schedule, Fitch IBCA on 6/3/02 upgraded the class A securities transaction from "AA" to "AAA"; on 13th December 2002 the same institute upgraded the transaction relating to the class B securities from "AA-" to "AA".

Liabilities

There is no pre-defined payment schedule for Class A, B and C notes as this is directly dependant on the proceeds stemming from the credits sold.
All classes have a July 2020 maturity.

3.3 Breakdown by location and risk concentration

All the credits are denominated in euro and all the customers owing amounts are resident in Italy.
The portfolio is made up by 1,363 customers owing amounts and includes 3,611 debt items.
The composition of the portfolio at 31/12/02 is shown by subdivisions according to amounts owed. There are two credit positions which singly account for more than 2% of the total portfolio. The three positions total 11.5 million euros.

Amounts owed in thousand euros	Items	Gross amounts in thousand euros at 31/12/02
< 12.5	1,614	7,346
12.5 – 50	969	26,893
50 – 125	599	47,369
125 - 250	232	39,662
250 – 750	154	61,386
> 750	43	70,625
Total	3,611	253,281

4. TRANSACTION RELATED EVENTS Q1 2003

After 31st December 2002, the operation proceeded according to schedule.

The positive trend allowed for the full repayment of the class A securities (40 million) in addition to the earlier-than-scheduled repayment of part (9.8 million) of the capital relating to the class B securities.

PART C
CONSOLIDATED INCOME STATEMENT

SECTION 1

INTEREST

	31/12/02	31/12/01	Change absolute	%
1.1 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"	**635,012**	**682,992**	**-47,980**	**-7.0**
(a) on deposits with banks	24,475	28,407	-3,932	-13.8
including:				
– deposits with central banks	4,593	6,152	-1,559	-25.3
(b) on loans and advances to customers	486,147	506,940	-20,793	-4.1
including:				
– loans using funds managed on behalf of third parties	4	4	-	-
(c) on certificates of indebtedness	123,716	147,251	-23,535	-16.0
(d) other interest income	364	394	-30	-7.6
(e) positive differentials on hedging transactions	310	-	310	...

	31/12/02	31/12/01	Change absolute	%
1.2 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	**280,157**	**324,108**	**-43,951**	**-13.6**
(a) on deposits from banks	34,088	81,838	-47,750	-58.3
(b) on deposits from customers	78,702	86,081	-7,379	-8.6
(c) on securities issued	130,240	142,513	-12,273	-8.6
including:				
– certificates of deposits	13,045	17,515	-4,470	-25.5
(d) on funds managed on behalf of third parties	2	3	-1	-33.3
(e) on subordinated liabilities	17,291	4,702	12,589	...
(f) negative differentials on hedging transactions	19,834	8,971	10,863	...

	31/12/02	31/12/01	Change absolute	%
1.3 CAPTION 10 "INTEREST INCOME AND SIMILAR REVENUES"				
a) on foreign currency assets	14,940	30,182	-15,242	-50.5

	31/12/02	31/12/01	Change absolute	%
1.4 CAPTION 20 "INTEREST EXPENSE AND SIMILAR CHARGES"				
a) on foreign currency liabilities	36,181	26,385	9,796	37.1

SECTION 2

COMMISSION

	31/12/02	31/12/01	Change absolute	%
2.1 CAPTION 40 "COMMISSION INCOME"	**184,235**	**166,253**	**17,982**	**10.8**
(a) guarantees given	6,224	5,871	353	6.0
(b) credit risk derivatives	325	45	280	...
(c) management, dealing and consultancy services:	72,480	73,011	-531	-0.7
1. securities dealing	1,505	1,733	-228	-13.2
2. foreign currency dealing	3,282	3,743	-461	-12.3
3. private banking	8,287	8,327	-40	-0.5
4. custody and administration of securities	2,721	2,320	401	17.3
5. depositary bank	2,387	2,367	20	0.8
6. placement of securities	43,062	44,606	-1,544	-3.5
6.1 placement of quotas in mutual funds	42,705	44,088	-1,383	-3.1
6.2 placement of other securities	357	518	-161	-31.1
7. acceptance of orders	4,834	4,169	665	16.0
8. Consultancy	-	-	-	-
9. distribution of third party products	6,402	5,747	655	11.4
9.1 private banking	26	34	-8	-23.5
a) individuals	26	34	-8	-23.5
9.2 insurance products	2,734	2,009	725	36.1
9.3 other products	3,642	3,704	-62	-1.7
(d) collection and payment services	38,136	32,020	6,116	19.1
(e) servicing relating to securitisation	1,510	1,353	157	...
(f) tax and rates collection	-	-	-	-
(g) other services	65,560	53,953	11,607	21.5

	31/12/02	31/12/01	Change absolute	%
2.2 CAPTION 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS OF PRODUCTS AND SERVICES				
(a) distribution at Carige branches	57,730	58,630	-900	-1.5
1. asset management	8,287	8,327	-40	-0.5
2. securities placement	43,041	44,557	-1,516	-3.4
3. services relating to third party products	6,402	5,746	656	11.4
(b) distribution at outlets other than at head office	21	50	-29	-58.0
1. asset management	-	-	-	-
2. securities placement	21	49	-28	-57.1
3. services relating to third party products	0	1	-1	...

	31/12/02	31/12/01	Change absolute	%
2.3 CAPTION 50 "COMMISSION EXPENSES"	**13,705**	**12,711**	**994**	**7.8**
(a) guarantees received	532	524	8	1.5
(b) credit risk derivatives	-	-	-	-
(c) management and dealing services:	2,847	3,013	-166	-5.5
1. securities dealing	1,166	1,154	12	1.0
2. foreign currency dealing	-	-	0	...
3. private banking	295	483	-188	-38.9
4. custody and administration of securities	1,092	1,202	-110	-9.2
5. placement of securities	179	11	168	...
6. securities, products and services not delivered at the Bank's head office	115	163	-48	-29.4
(d) collection and payment services	8,832	8,412	420	5.0
(e) other services	1,494	762	732	96.1

SECTION 3

GAINS FROM FINANCIAL TRANSACTIONS, NET

	31/12/02	31/12/01	Change absolute	%
3.1 CAPTION 60 "GAINS FROM FINANCIAL TRANSACTIONS, NET"	-5,844	4,427	-10,271	...

	31/12/02 Transactions		
	securities	currency	other
A.1 Revaluations	1,085	-	1,749
A.2 Write-downs	21,149	-	4,793
B. Other gains and losses	26,572	1,941	- 11,249
Total	**6,508**	**1,941**	**- 14,293**
1. Government securities	9,051		
2. Certificates of indebtedness	9,652		
3. Shares and other equity securities	-12,955		
4. Derivatives on securities as underlying	760		

	31/12/01 Transactions		
	securities	currency	other
A.1 Revaluations	2,774	-	8,076
A.2 Write-downs	26,637	-	3,018
B. Other gains and losses	19,594	3,824	-186
Total	**-4,269**	**3,824**	**4,872**
1. Government securities	9,771		
2. Certificates of indebtedness	2,330		
3. Shares and other equity securities	-18,001		
4. Derivatives on securities as underlying	1,631		

SECTION 4

ADMINISTRATIVE COSTS

	31/12/02	31/12/01	Change absolute	%
4.1 AVERAGE NUMBER OF EMPLOYEES, BY GRADE	**4,104**	**3,899**	**205**	**5.3**
(a) managers	51	40	11	27.5
(b) officials	322	311	11	3.5
(c) other employees	3,731	3,548	183	5.2

The average for the year does not include personnel transferred to the Bank as a result of branch purchases at the end of the year.

	31/12/02	31/12/01	Change absolute	%
CAPTION 80 A "PERSONNEL"	**232,748**	**225,839**	**6,909**	**3.1**
- wages and salaries	159,519	139,232	20,287	14.6
- social security costs	44,633	39,131	5,502	14.1
- termination indemnities	21,920	11,068	10,852	98.0
- pensions and similar commitments	5,906	13,147	-7,241	-55.1
- others	770	23,261	-22,491	-96.7

	31/12/02	31/12/01	Change absolute	%
CAPTION 80 B "OTHER ADMINISTRATIVE COSTS"	**141,283**	**131,378**	**9,905**	**7.5**
Postage and telephone	14,854	12,116	2,738	22.6
Maintenance of tangible and intangible fixed-assets	12,421	12,025	396	3.3
Advertising, promotion and publishing	7,823	7,836	-13	-0.2
Professional fees	9,197	9,599	-402	-4.2
Lighting and heating	4,118	4,398	-280	-6.4
Rental expenses	8,625	5,903	2,722	46.1
Donations	3,884	4,081	-197	-4.8
Travelling and transport	4,810	3,763	1,047	27.8
Other banking services	4,323	4,583	-260	-5.7
Printing and stationery	3,850	3,872	-22	-0.6
Software maintenance	4,126	3,153	973	30.9
Banking premises security services	3,686	2,909	777	26.7
Hardware leasing charges	3,072	2,553	519	20.3
Insurance premiums	3,080	2,611	469	18.0
Office cleaning	4,799	4,686	113	2.4
EDP processing with third parties	7,247	7,588	-341	-4.5
Association fees	794	693	101	14.6
Indirect taxes	28,580	26,370	2,210	8.4
– stamp duty and stock exchange contracts	21,736	20,376	1,360	6.7
– "imposta sostitutiva" Presidential Decree 601/73	2,975	2,328	647	27.8
– ICI (Municipal real estate tax)	1,754	1,818	-64	-3.5
– local council taxes	1,487	1,340	147	11.0
– taxes paid abroad	295	228	67	...
– INVIM (tax on increased value on properties)	34	30	4	13.3
– "Imposte sostitutive" (laws 85/95 and 124/93)	-	-	0	...
– penalties for late tax rolls	32	29	3	10.3
– other indirect taxes	267	221	46	20.8
Others	11,994	12,639	-645	-5.1

SECTION 5

DEPRECIATION AND AMORTIZATION, PROVISIONS AND RECOVERIES

	31/12/02	31/12/01	Change absolute	%
CAPTION 90 "DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS"	**123,129**	**114,903**	**8,226**	**7.2**

Depreciation and amortization comprise the following:

	31/12/02	31/12/01	Change absolute	%
Tangible fixed assets				
– Properties	7,489	6,878	611	8.9
– Furniture and fittings	1,027	977	50	5.1
– Machinery and equipment	6,280	5,756	524	9.1
– Leased assets	81,443	71,714	9,729	13.6
Total (a)	**96,239**	**85,325**	**10,914**	**12.8**
Intangible fixed assets (1)				
– Software	7,583	6,311	1,272	20.2
– Installation costs	2,091	2,348	-257	-10.9
– Goodwill	6,133	9,942	-3,809	-38.3
– Goodwill arising from consolidation	5,557	5,434	123	2.3
– Goodwill arising from application of equity method	1,451	1,451	-	-
– Others	4,075	4,092	-17	-0.4
Total (b)	**26,890**	**29,578**	**-2,688**	**-9.1**
Total (a+b)	**123,129**	**114,903**	**8,226**	**7.2**

	31/12/02	31/12/01	Change absolute	%
CAPTION 100 "PROVISIONS FOR RISKS AND CHARGES"	**3,273**	**2,908**	**365**	**12.6**
Provisions:				
– for bad leasing loans	0	103	-103	-100.0
– for in-house insurance scheme	714	465	249	53.5
– for legal proceedings	667	759	-92	-12.1
– others	1,892	1,581	311	19.7

	31/12/02	31/12/01	Change absolute	%
5.1 CAPTION 120 "PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS"	**67,090**	**50,370**	**16,720**	**33.2**
(a) provisions for loan losses	67,082	50,245	16,837	33.5
including:				
– lump-sum allowances for country risks	-	831	-831	...
– other lump-sum allowances	5,852	4,207	1,645	39.1
(b) provisions for guarantees and commitments	8	125	-117	-93.6
including:				
– lump-sum allowances for country risks	-	-	-	-
– other lump-sum allowances	-	-	-	-

	31/12/02	31/12/01	Change absolute	%
CAPTION 130 "RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS"	**13,264**	**9,709**	**3,555**	**36.6**
– bad loans -principal	3,631	1,794	1,837	...
– watchlists - principal	1,543	3,338	-1,795	-53.8
– interest - others	-	906	-906	...
– interest arrears on loans	1,262	472	790	...
– credits written-off	6,123	2,967	3,156	...
– interest credits related to tax collection services	9	8	1	12.5
– country risks	432	83	349	...
– provision for guarantees and commitments	264	141	123	87.2

Recoveries for which the reasons for previous provisions cease, either fully or in part, to apply.

	31/12/02	31/12/01	Change absolute	%
CAPTION 140 "ADDITIONAL PROVISIONS FOR LOAN LOSSES"	**17,334**	**7,296**	**10,038**	**...**

	31/12/02	31/12/01	Change absolute	%
CAPTION 150 "WRITE-DOWNS TO FINANCIAL FIXED ASSETS"	**33**	**57**	**-24**	**-42.1**

	31/12/02	31/12/01	Change absolute	%
CAPTION 160 "RECOVERIES OF FINANCIAL FIXED ASSETS"	**99**	**270**	**-171**	**-63.3**

SECTION 6

OTHER INCOME STATEMENT CAPTIONS

	31/12/02	31/12/01	Change absolute	%
6.1 CAPTION 70 "OTHER OPERATING INCOME"	**157,806**	**161,308**	**-3,502**	**-2.2**
Leasing rents	113,410	100,929	12,481	12.4
Amounts recovered from third parties	30,004	27,409	2,595	9.5
including: stamp duty recovered	20,156	18,970	1,186	6.3
Rental income	4,959	4,552	407	8.9
Repayments from leased assets	1,847	1,882	-35	-1.9
Gains from transfer and revaluation of leased assets	489	556	-67	-12.1
Gains from sale of credits	-	24,051	-24,051	-100.0
Others	7,097	1,929	5,168	...

	31/12/02	31/12/01	Change absolute	%
6.2 CAPTION 110 "OTHER OPERATING EXPENSES"	**11,101**	**9,720**	**1,381**	**14.2**
Recognised losses on leased assets sold	3,904	6,495	-2,591	-39.9
Leasing charges	6,529	2,398	4,131	...
Premiums paid on hedging options	200	748	-548	-73.3
Other	468	79	389	...

	31/12/02	31/12/01	Change absolute	%
CAPTION 170 "PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY"	**8,512**	**7,575**	**937**	**12.4**
Eptaconsors SpA	-	1,630	-1,630	-100.0
Levante Norditalia Assicurazioni SpA	2,337	663	1,674	...
Carige Vita Nuova Assicurazioni SpA	2,029	198	1,831	...
Bankenunion AG	5	346	-341	-98.6
Autostrada dei Fiori SpA	4,141	4,738	-597	-12.6

	31/12/02	31/12/01	Change absolute	%
6.3 CAPTION 190 "EXTRAORDINARY INCOME"	**23,339**	**18,997**	**4,342**	**22.9**
Tax credits following requests for refund	-	-	-	-
Surplus in reserves for taxation	1,983	1,050	933	88.9
Credit risk fund surplus-amount subject to tax	-	403	-403	-100.0
Gains from releases: holdings	4,541	-	4,541	...
Gains from releases: furniture and premises	3,147	2,412	735	30.5
Advanced taxation originating in previous years	-	6	-6	-100.0
Gains from sale of activities	1,824	-	1,824	...
Dividends from controlled companies	-	9,751	-9,751	-100.0
Adjustments stemming from consolidation	10	-	10	...
Other	11,834	5,375	6,459	...

	31/12/02	31/12/01	Change absolute	%
6.4 CAPTION 200 "EXTRAORDINARY EXPENSES"	**6,868**	**3,585**	**3,283**	**91.6**
Retirement incentives	237	1,698	-1,461	-86.0
Losses from releases: furniture and premises	112	241	-129	-53.5
Losses from releases: holdings	140	1	139	...
Other	6,379	1,645	4,734	...

	31/12/02	31/12/01	Change absolute	%
CAPTION 240 "INCOME TAXES"	**60,914**	**80,977**	**-20,063**	**-24.8**
Current tax expense	55,992	82,184	-26,192	-31.9
Changes in taxes paid	5,633	-75	5,708	...
Changes in deferred tax	-711	-1,132	421	-37.2
Income tax for the year	60,914	80,977	-20,063	-24.8

SECTION 7

OTHER INFORMATION REGARDING THE INCOME STATEMENT

7.1 GEOGRAPHIC DISTRIBUTION OF REVENUES

Banca Carige prevalently works in Italy; the first branch outside Italy was opened in Nice (France) on 9/7/94.

Captions	31/12/02 Italy	Other countries	Total
10 Interest income and similar revenue	631,806	3,206	635,012
30 Dividends and other revenues	8,754	-	8,754
40 Commission income	183,728	507	184,235
60 Gains from financial transactions, net	-5,855	11	-5,844
70 Other operating income	157,782	24	157,806
Total	**976,215**	**3,748**	**979,963**

Captions	31/12/01 Italy	Other countries	Total
10 Interest income and similar revenue	679,761	3,231	682,992
30 Dividends and other revenues	9,348	-	9,348
40 Commission income	165,751	503	166,254
60 Gains from financial transactions, net	4,405	22	4,427
70 Other operating income	161,288	20	161,308
Total	**1,020,553**	**3,776**	**1,024,329**

PART D
OTHER INFORMATION

SECTION 1

DIRECTORS AND STATUTORY AUDITORS

	31/12/02	31/12/01
1.1 EMOLUMENTS		
(a) directors	3,032	2,544
(b) statutory auditors	276	262

The amounts refer to emoluments paid to directors and statutory auditors in the carrying out of those duties related specifically to Banca Carige.

	31/12/02	31/12/01
1.2 CREDITS AND GUARANTEES GIVEN		
(a) directors		
- clean credits	43	1,372
- guarantees given	-	-
(b) statutory auditors		
- clean credits	137	116
- guarantees given	-	-

File No. 82-4758



REPORT OF THE BOARD OF STATUTORY AUDITORS

REPORT OF THE BOARD OF STATUTORY AUDITORS ON THE BANCA CARIGE GROUP CONSOLIDATED FINANCIAL STATEMENT AT 31/12/02

To the shareholders of Banca Carige SpA,

The Directors of Banca Carige SpA have prepared the Consolidated Financial Statements at 31/12/02 in accordance with relevant legislation.

We carried out our supervisory duties according to the codes of best practice for statutory auditors of listed companies recommended by the Italian Council of Chartered Accountants.

These financial statements were audited by the Group's auditors, KPMG SpA.

Within the confines of our responsibility and on the basis of controls carried out directly by ourselves and on information provided by the external auditors, we can state that this Consolidated Report for the Banca Carige Group complies with relevant legislation concerning the form and content of financial statements.

We confirm the existence of effective co-ordination in activities and information flows between the parent company and its subsidiaries and associated companies.

In particular:

- balance sheet and income statement figures are expressed in euro;

- the accounting principles are in compliance with legislation and are suitable for the Group's activities;

- the area of consolidation conforms to the provisions of Legislative decree 87/92;

- the methods of consolidation adopted are those foreseen by relevant legislation.
  With reference to the methods of consolidation we can report that:
  - the subsidiaries operating in banking and finance-related activities have been fully consolidated. The following companies were also fully consolidated: Galeazzo Srl; Columbus Carige Immobiliare SpA; Immobiliare Ettore Vernazza SpA; Cassa di Risparmio di Savona SpA; Ligure Leasing SpA; Immobiliare Carisa S.r.l.; Centro Fiduciario CF SpA; Argo Finance One S.r.l.; Banca del Monte di Lucca SpA;
  - holdings in the following companies were evaluated according to the equity method: Carige Vita Nuova SpA, Carige Assicurazioni SpA (previously Levante Norditalia SpA); Frankfurhter Bankgesellschaft AG; Autostrada dei Fiori SpA; Eptaconsors SpA;
  - the insurance companies, Carige Assicurazioni and CarigeVita Nuova, albeit subsidiaries, were accounted for under the equity method in the light of the nature of insurance-related activities and the characteristics of insurance companies' balance sheets.
  - the consolidation-related transactions described in the Board of Directors' Report conform to relevant legislation.

- The explanatory notes contain information which the banking industry is required to provide to Consob (communication no. 1011405 of 15th February 2001 adopted pursuant to article 114, Legislative decree 58/98).

We confirm that the Directors' report for the year, which accompanies these consolidated statements, is in accordance with the contents required by article 3, Legislative decree 87/92.

In the light of above and on the basis of information provided by the external auditors, this Board has no observations to make concerning these Consolidated Financial Statements as at and for the year ended 31/12/2002. Reference should be made however to the comments we made in the financial statements for Banca Carige and the concern we expressed therein relating to the Italian insurance industry regulator – ISVAP's observations regarding Carige Assicurazioni SpA (previously Levante Nordiatalia SpA).

Genoa, 13th March 2003

The Board of Statutory Auditors



REPORT OF THE INDEPENDENT AUDITORS



Revisione e organizzazione contabile

KPMG S.p.A.
P.zza della Vittoria, 10 int. 7
16121 GENOVA GE

Telefono (010) 564992
Telefax (010) 5535159

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Banca CARIGE S.p.A. Cassa di Risparmio di Genova e Imperia

1 We have audited the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2002. These financial statements are the responsibility of the parent bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 Except as discussed in the following paragraph, we conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain consolidated companies, representing 14% of the consolidated assets, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the consolidated financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 5 April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 The parent bank has stated investments in insurance companies at cost. The financial statements of such companies at 31 December 2002 have been audited by other auditors who issued unqualified audit reports thereon.

On 24 February 2003, the Bank of Italy sent a letter requesting that the parent bank assess the possibility of writing down its investments in such insurance companies, especially that in Carige Assicurazioni S.p.A., following permanent impairment in value. The request arose from an inspection carried out by ISVAP (the Italian supervisory body

Società per azioni
Capitale sociale Euro 4.386.923,85 i.v.
Registro Imprese Milano e Codice Fiscale
N. 00709600159



for private insurance) during 2002 on the insurance companies owned by the parent bank. Upon conclusion of its inspection, ISVAP issued an assessment report dated 19 February 2003, which the insurance companies received on 24 and 27 February 2003. We obtained such report on 10 March 2003.

The parent bank's board of directors met on 10 March 2003 and decided to commence in-depth analyses with the assistance of sector experts. It decided to continue to examine the issue during the following meetings and, where required, take adequate measures, also considering the expected meetings with ISVAP.

Due the short time period available, we have been unable to complete the necessary procedures to identify the possible effects of the issues described in the above assessment report on the valuation of the investment in Carige Assicurazioni S.p.A..

4 In our opinion, except for the effects, if any, related to the matter described in paragraph 3, the consolidated financial statements of the Banca CARIGE group as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Genoa, 13 March 2003

KPMG S.p.A.

(Signed on the original)

Davide Grassano
Director of Audit



ATTACHMENTS

STATEMENT OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY

(thousands of euros)

	Capital stock	Additional paid in capital	Legal reserve	Other reserves
Shareholders' equity at 31/12/2001	**1,017,510**	**132,005**	**46,515**	**30,395**
Allocation of 2001 net income				
- reserves			10,354	12,857
- dividends paid				-
Allocation to reserve for dividends on own shares				-
Utilisation of share premium reserve for share capital increase	3,040	- 3,040		
Reintegration of share premium reserve following securitisation		7,130		
Changes reserve for the purchase of treasury stock				10,219
Reserve for the purchase of treasury stock				
Changes in the reserves for loan losses				
Changes in decreases in net equity				
Increased value stemming from the application of the equity method and from the recording of sundry consolidation items				28
2002 net income				
Shareholders' equity at 31/12/2002	**1,020,550**	**136,095**	**56,869**	**53,499**

Reserve for the purchase of treasury stock	Negative difference arising from the application of the equity method	Reserve for general banking risks	Revaluation reserve	Net income	Reserves for loans losses	**Total**
35,832	**1,995**	**5,165**	**8,050**	**96,061**	**6,708**	**1,380,236**
				- 23,211		-
				- 72,850		- 72,850
						-
						7,130
- 10,219						10,219
					7,936	- 10,219
	33,139					7,936
						33,139
						28
				66,171		66,171
25,613	**35,134**	**5,165**	**8,050**	**66,171**	**14,644**	**1,421,790**

File No. 82-4758

PRESS RELEASE **COMUNICATO STAMPA**

A cura dell'Ufficio Promozione e Rapporti con la Stampa
Tel. 010 579 2697 / 579 2256
Fax 010 579 4927 / 579 2731


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

BANCA CARIGE ACQUIRES THE CASSA DI RISPARMIO DI CARRARA

With the execution on 16 July 2003 of a Sales and Purchase Agreement, Banca CARIGE S.p.A. and Cassa di Risparmio di Firenze S.p.A. have agreed upon the acquisition of the entire share capital of the holding company Carinord 2 S.p.A., owned by the Fondazione Cassa di Risparmio di Carrara (27,03%), Banca Intesa Spa (41,14%) and the Fondazione Cassa di Risparmio della Spezia (31,83%)

Carinord 2, in turn, controls the Cassa di Risparmio di Carrara S.p.A. (90%) and the Cassa di Risparmio della Spezia S.p.A. (68,093%).

The aforeementioned operation was undertaken with the sole objective of, through a later demerger of Carinord 2 or similar measure, transferring the direct control of the Cassa di Risparmio di Carrara S.p.A. to Banca CARIGE (with an interest of 90% of the share capital) and of the Cassa di Risparmio della Spezia S.p.A. to the Cassa di Risparmio di Firenze.

The acquisition – which is subject to mandatory athorizations of the Bank of Italy and the Finance and Economy Ministry – involves an investment of approximately € 171 million by CARIGE and calls for, out of respect for principles of local autonomy, ancilary governance accords to be concluded with the Fondazione Cassa di Risparmio di Carrara (which holds the remaining 10% of the share capital) committing the bank to a development of the network and the trade name of C.R. Carrara in its zone of operation in Tuscany, Italy.

Banca CARIGE is the holding company of Gruppo Banca Carige, a banking, finance, savings and insurance conglomerate, also consisting of the Cassa di Risparmio di Savona, Banca del Monte di Lucca, Carige Assicurazioni and Carige Vita Nuova, which upon perfection of the acquisition of the Cassa di Risparmio di Carrara, will operate with nearly 1,700,000 clients throughout Italy, with over 480 bank branches and more than 400 insurance agencies.

The Cassa di Risparmio di Carrara, the network of which is comprised of 31 branches, will allow Gruppo Banca Carige to expand its group network in the provinces of Carrara (23 branches), Lucca (6 branches) and La Spezia (2 branches), consolidating its presence in Upper Tuscany, a zone tied economically to the regions Liguria and Emilia Romagna, which the group has identified as strategic in its expansion plan throughout the Tyrrenian Sea area.

As of year end 2002, the principal summary financial data of the Cassa di Risparmio di Carrara were as follow:

- Direct Deposits: approx. € 731 million
- Indirect Desposits: approx. € 623 million
- Outstanding Loans: approx. € 700 million
- Employees: approx. 370

The acquisition of control of the Cassa di Risparmio di Carrara is part of a broad strategic plan targeting an integrated multi-channel distribution system spanning the entire Italian territory, with a particular accent on on-line access and allowing each bank branch of the Group to operate on the Universal Banking model to autonomously respond to client needs in financial maters, insurance and savings.

Genoa, 17 July 2003